As filed with the Securities and Exchange Commission on April 11, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mylan N.V.

(Exact Name of Registrant as Specified in its Charter)

The Netherlands	2834	98-1189497
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 4, Trident Place

Mosquito Way, Hatfield

Hertfordshire, AL10 9UL England

Tel: +44 (0) 1707-853-000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph F. Haggerty

Corporate Secretary

Mylan N.V.

c/o Mylan Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

Tel: (724) 514-1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley L. Wideman, Esq. Vice President, Associate General Counsel, Securities and Assistant Secretary Mylan N.V. c/o Mylan Inc. 1000 Mylan Boulevard Canonsburg, Pennsylvania 15317 (724) 514-1800	Mark I. Greene, Esq. Thomas E. Dunn, Esq. Aaron M. Gruber, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of securities to the public: Pursuant to Rule 162 under the Securities Act, the offer described herein will commence as soon as practicable after the date of this Registration Statement. The offer cannot, however, be completed prior to the time this Registration Statement becomes effective. Accordingly, any actual sale or purchase of securities pursuant to the offer will occur only after this Registration Statement is effective, subject to the conditions set forth in this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Ordinary shares, nominal value €0.01 per share	30,000,000	N/A	$924,866,970	$93,134.10

(1)	Represents the maximum number of Mylan N.V. ordinary shares estimated to be issuable in connection with the Offer.
(2)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act, and solely for the purpose of calculating the registration fee for the Mylan N.V. ordinary shares, the market value of the securities to be received was calculated as the product of (i) 365,467,371 shares of Meda AB (publ.) and (ii) the average of the high and low sales prices of Meda AB (publ.) shares as reported on Nasdaq Stockholm, Large Cap on April 4, 2016 (SEK 152.60) (equivalent to $18.77 based on the exchange rate from Sveriges Riksbank on April 4, 2016 of SEK 8.1284/USD), minus $5,934,955,584, the estimated maximum aggregate amount of cash to be paid by Mylan N.V. in the Offer.
(3)	Calculated as a product of the proposed maximum aggregate offering price and 0.0001007.
(4)	Pursuant to Rule 457(p) of the Securities Act, the Registrant hereby offsets the registration fee required in connection with this Registration Statement by $93,134.10 previously paid by the Registrant (out of the total registration fee paid of $1,960,678.96) in connection with the registration of its ordinary shares on Form S-4 (Commission File No. 333-203873), as amended, initially filed with the Securities Exchange Commission on May 5, 2015, with respect to which no Mylan N.V. ordinary shares were issued or sold. Accordingly, no registration fee is owed in connection with this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may be changed. Mylan N.V. may not complete the offer and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and Mylan N.V. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 11, 2016

Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan”), is making a public offer to the shareholders of Meda AB (publ.), a public limited liability company organized under the laws of Sweden (“Meda”), to acquire all of the outstanding shares of Meda (the “Offer”). Under the terms of the Offer, Mylan is offering each Meda shareholder (A) in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share and (B) in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder, (i) if the volume-weighted average sale price per Mylan ordinary share (“Mylan Share”) on the NASDAQ Global Select Stock Market (“NASDAQ”) for the 20 consecutive trading days ending on and including the second trading day prior to the Offer being declared unconditional (the “Offeror Average Closing Price”) is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158 (the “Announcement Exchange Rate”); (ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or (iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate. In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share (based on the Announcement Exchange Rate) in a combination of cash and Mylan Shares. If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds 28,214,081 Mylan Shares (the “Share Cap”), then Mylan will have the option (in its sole discretion) to adjust the composition of the Offer consideration on the terms described in this prospectus. See “The Offer—Offer Consideration” beginning on page 55 of this prospectus.

Mylan Shares are listed on NASDAQ and the Tel Aviv Stock Exchange (“TASE”), in each case under the symbol “MYL.” Meda shares are listed on Nasdaq Stockholm under the symbol “MEDA-A.”

Mylan’s obligation to accept for exchange, and to exchange, Meda shares for Mylan Shares is subject to terms and conditions which are described in this prospectus. This prospectus provides information about Mylan, Meda and the Offer that Meda shareholders should know when they decide whether or not to tender their shares in the Offer.

FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” BEGINNING ON PAGE 21 OF THIS PROSPECTUS.

Mylan has not authorized any person to provide any information or to make any representation in connection with the Offer other than the information contained or incorporated by reference in this prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Mylan.

MYLAN IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY TO MYLAN.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Offer is governed by and construed in all respects in accordance with the laws of Sweden, without regard to any conflict of law principles leading to the application of the laws of any other jurisdiction. The Swedish Financial Instruments Trading Act (SFS 1991:980) (the “Swedish Trading Act”), the Swedish Takeover Act (Sw. lagen om offentliga uppköpserbjudanden på aktiemarknaden) (the “Swedish Takeover Act”) and Nasdaq Stockholm’s Takeover Rules (the “Swedish Takeover Rules”), as well as the Swedish Securities Council’s rulings and statements on the application and interpretation of the Swedish Takeover Rules, apply to the Offer.

The date of this prospectus is [●], 2016

In addition to this prospectus, in connection with the Offer a Swedish offer document (the “Offer Document”) is being submitted for approval and registration with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) pursuant to the provisions of Chapter 2 of the Swedish Takeover Act and Chapter 2 a of the Swedish Trading Act and a formal prospectus (the “EU Prospectus”) is being submitted for approval and registration with the Netherlands Authority for the Financial Markets (the “AFM”). Each of the Offer Document and the EU Prospectus will be furnished to the Securities and Exchange Commission (the “SEC”) once it has been submitted in final form to the SFSA or the AFM, as applicable.

THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MYLAN FROM DOCUMENTS THAT MYLAN HAS FILED WITH THE SEC BUT WHICH HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS.

THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE THE SECTION OF THIS PROSPECTUS ENTITLED “WHERE YOU CAN FIND MORE INFORMATION” BEGINNING ON PAGE 162 OF THIS PROSPECTUS. YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM MYLAN OR HANDELSBANKEN CAPITAL MARKETS, ISSUE DEPARTMENT (“HANDELSBANKEN”), WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO MYLAN AT ITS EMAIL ADDRESS OR TELEPHONE NUMBER OR HANDELSBANKEN AT ITS EMAIL ADDRESS OR TELEPHONE NUMBER, IN EACH CASE AS SET FORTH IN THE SECTION OF THIS PROSPECTUS ENTITLED “WHERE YOU CAN FIND MORE INFORMATION”. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN FIVE BUSINESS DAYS BEFORE [            ], 2016, THE EXPIRATION DATE FOR THE ACCEPTANCE PERIOD, OR, IF THE ACCEPTANCE PERIOD IS EXTENDED, NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF SUCH EXTENDED ACCEPTANCE PERIOD.

Note on Information Concerning Meda

We are not affiliated with Meda and, since the announcement of the Offer, we have not had due diligence access to Meda or its business or management, other than limited exchanges of information with respect to the preparation of the unaudited pro forma financial information included in this prospectus, the preparation of the sections of this prospectus entitled “Information Regarding Meda,” “Meda’s Management’s Discussion and Analysis of Financial Condition and Results of Operations of Meda” and “Index to Financial Statements of Meda,” and preliminary integration planning. We have taken all other information concerning Meda, its business, management and operations contained in this prospectus from publicly available information. Therefore, non-public information concerning Meda’s business and financial condition was generally not available to us for the purpose of preparing this prospectus. Although we have no knowledge that would indicate that any information or statements relating to Meda contained in this prospectus are inaccurate or incomplete, we generally were not involved in the preparation of the information or the statements and cannot verify them.

i

Certain Frequently Used Terms

Unless otherwise indicated or as the context otherwise requires, each reference in this prospectus to:

•	“Abbott” refers to Abbott Laboratories, an Illinois corporation;

•	“AFM” refers to the Netherlands Authority for the Financial Markets;

•	“Announcement Exchange Rate” refers to a SEK/USD exchange rate of 8.4158;

•	“Bridge Credit Agreement” refers to the bridge credit agreement dated as of February 10, 2016 among Mylan N.V., as borrower, Mylan Inc., as a guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time;

•	“Bridge Credit Facility” means the bridge credit facility made available to Mylan under the Bridge Credit Agreement;

•	“Centerview Partners” refers to Centerview Partners LLC, financial advisor to Mylan;

•	“Combined Company” refers to Mylan after completing the proposed acquisition of Meda;

•	“dollars,” “USD” or “$” refers to U.S. Dollars;

•	“EBITDA” refers to earnings before interest expense, income taxes, depreciation and amortization;

•	“EPD Business” refers to the non-U.S. developed markets specialty and branded generics business that Mylan acquired from Abbott;

•	“EPS” refers to earnings per share;

•	“EU” refers to the European Union;

•	“EU Prospectus” refers to the formal EU prospectus to be submitted by Mylan to the AFM in connection with the Offer;

•	“Euroclear” refers to the system of Euroclear Sweden AB;

•	“Fidim” refers to Fidim S.r.l.;

•	“Fidim Irrevocable Undertaking” refers to the Irrevocable Undertaking dated as of February 10, 2016 between Fidim and Mylan;

•	“Fidim Shareholder Agreement” refers to the Shareholder Agreement dated as of February 10, 2016 between Fidim and Mylan;

•	“FRBNY Exchange Rate” refers to the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York;

•	“Handelsbanken” refers to Handelsbanken Capital Markets, Issue Department, Swedish financial advisor to Mylan and the receiving agent for the Offer;

•	“IASB” refers to the International Accounting Standards Board;

•	“IFRS” refers to International Financial Reporting Standards;

•	“LTM” refers to last twelve months;

•	“Meda” refers to Meda AB (publ.), a public limited liability company organized under the laws of Sweden;

•	“Meda Articles” refers to the articles of association of Meda as in effect on the date of this prospectus;

•	“Meda Board” refers to the board of directors of Meda;

•	“Meda U.S. Business” refers to Meda Pharmaceuticals Inc., a subsidiary of Meda conducting Meda’s operations in the United States;

•	“Mylan,” “we,” “us” and “our” refer to Mylan N.V. and, where applicable, its subsidiaries;

•	“Mylan Articles” refers to the articles of association of Mylan as in effect on the date of this prospectus;

•	“Mylan Board” refers to the board of directors of Mylan;

•	“Mylan Shares” and “our ordinary shares” refers to the ordinary shares of Mylan N.V., nominal value €0.01 per share;

•	“Nasdaq Stockholm” refers to Nasdaq Stockholm, Large Cap;

•	“NASDAQ” refers to the NASDAQ Global Select Stock Market;

•	“Offer” refers to the public offer by Mylan to acquire all of the outstanding shares of Meda;

•	“Offer Document” refers to the offer document to be submitted by Mylan to the SFSA in connection with the Offer;

•	“Offeror Average Closing Price” refers to a price per Mylan Share equal to the volume-weighted average sale price per Mylan Share on NASDAQ for the 20 consecutive trading days ending on and including the second trading day prior to the Offer being declared unconditional;

•	“Revolving Credit Agreement” refers to the Revolving Credit Agreement dated December 19, 2014, as amended by Amendment No. 1 thereto dated May 1, 2015, by Amendment No. 2 thereto dated June 19, 2015, by the Additional Credit Extension Amendment thereto dated October 28, 2015, and by Amendment No. 3 thereto dated February 22, 2016, among Mylan Inc., as the borrower, Mylan N.V., as a guarantor, the other borrowers and guarantors from time to time party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent;

•	“Rothschild” refers to N M Rothschild & Sons Ltd, financial advisor to Meda;

•	“Rottapharm” refers to Rottapharm S.p.A.;

•	“SEB Corporate Finance” refers to SEB Corporate Finance, Skandinaviska Enskilda Banken AB, financial advisor to Meda;

•	“SEC” refers to the Securities and Exchange Commission;

•	“SEK” or “kr” refers to Swedish kronor;

•	“SFSA” refers to the Swedish Financial Supervisory Authority;

•	“Share Cap” refers to 28,214,081 Mylan Shares;

•	“Stena” refers to Stena Sessan Rederi AB;

•	“Stena Irrevocable Undertaking” refers to the Irrevocable Undertaking dated as of February 10, 2016 between Stena and Mylan;

•	“Stena Shareholder Agreement” refers to the Shareholder Agreement dated as of February 10, 2016 between Stena and Mylan;

•	“Swedish Holders” refers to private individuals and limited liability companies that are residents of Sweden for tax purposes and that hold Meda shares;

•	“Swedish Takeover Rules” refers to Nasdaq Stockholm’s Takeover Rules;

•	“TASE” refers to the Tel Aviv Stock Exchange;

•	“transaction” refers to the proposed acquisition of Meda by Mylan;

•

“U.S. Holder” refers to a beneficial owner of Meda shares or Mylan Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S.

corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	“U.S. GAAP” refers to accounting principles generally accepted in the United States of America;

•	“U.K.” refers to the United Kingdom;

•	“2014 Term Credit Agreement” refers to the Term Credit Agreement dated December 19, 2014, as amended by Amendment No. 1 thereto dated May 1, 2015, by Amendment No. 2 thereto dated October 28, 2015, and by Amendment No. 3 thereto dated February 22, 2016, among Mylan Inc., as the borrower, Mylan N.V., as a guarantor, the other borrowers and guarantors from time to time party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent; and

•	“2015 Term Credit Agreement” refers to the Term Credit Agreement dated July 15, 2015, as amended by Amendment No. 1 thereto dated October 28, 2015, and by Amendment No. 2 thereto dated February 22, 2016, among Mylan Inc., as the borrower, Mylan N.V., as a guarantor, the other borrowers and guarantors from time to time party thereto, the lenders party thereto from time to time and PNC Bank, National Association, as administrative agent.

v

QUESTIONS AND ANSWERS ABOUT THE OFFER

This section includes some of the questions that you, as a holder of Meda shares, may have regarding the Offer, along with answers to those questions. This section and the section of this prospectus entitled “Summary of the Offer” together provide a summary of the material terms of the Offer. These sections highlight selected information from this prospectus, but do not contain all of the information that may be important to you. To better understand the Offer, you should read this entire prospectus carefully, as well as those additional documents incorporated by reference or referred to in this prospectus. You may obtain the information incorporated by reference into this prospectus by following the instructions in the section of this prospectus entitled “Where You Can Find More Information” beginning on page 162 of this prospectus.

1.	Who is offering to acquire my Meda shares?

The Offer is being made by Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands. Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. Mylan is committed to setting new standards in healthcare by creating better health for a better world, and Mylan’s mission is to provide the world’s 7 billion people access to high quality medicine. To do so, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership.

Mylan offers one of the industry’s broadest product portfolios, including more than 1,400 marketed products, to customers in approximately 165 countries and territories. Mylan operates a global, high quality vertically-integrated manufacturing platform, which includes more than 50 manufacturing and research and development facilities around the world and one of the world’s largest active pharmaceutical ingredient operations. Mylan also operates a strong and innovative research and development network that has consistently delivered a robust product pipeline including a variety of dosage forms, therapeutic categories and biosimilars. Additionally, Mylan has a specialty pharmaceutical business that is focused on respiratory and allergy therapies.

2.	What is Mylan offering to acquire in the Offer?

We are seeking to acquire all outstanding shares of Meda.

3.	What will I receive for my Meda shares?

Each Meda shareholder who validly tenders and does not properly withdraw prior to the Offer being declared unconditional will receive:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,

•	(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or

•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share (based on the Announcement Exchange Rate) in a combination of cash and Mylan Shares.

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to adjust the composition of the Offer consideration on the terms described in this prospectus. See Question 4 below for more information regarding the Share Cap.

The table below sets forth illustrative examples of the Offer consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices (subject to the treatment of fractional shares described below):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares(2)	Equivalent Value of Share Consideration (SEK)(3)	Total Consideration (SEK)(4)	Average Total Consideration Per Meda Share (SEK)(5)
60.00	13,200.00	6.54	3,300.00	16,500.00	165.00
55.00	13,200.00	7.13	3,300.00	16,500.00	165.00
50.00	13,200.00	7.72	3,248.50	16,448.50	164.48
45.00	13,200.00	7.72	2,923.65	16,123.65	161.24
40.00	13,200.00	7.72	2,598.80	15,798.80	157.99
35.00	13,200.00	7.72	2,273.95	15,473.95	154.74
30.00(6)	13,200.00	7.92	2,000.00	15,200.00	152.00
25.00(6)	13,200.00	9.51	2,000.00	15,200.00	152.00

(1)	Calculated as the product of (i) 80 Meda shares and (ii) SEK 165.
(2)	Calculated as the product of (i) 20 Meda shares and (ii) the applicable number of Mylan Shares per Meda share at the stated Offeror Average Closing Price.
(3)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(4)	Calculated as the sum of (i) the Cash Consideration and (ii) the Equivalent Value of Share Consideration.
(5)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(6)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer). The figures shown assume that Mylan does not adjust the Offer consideration.

For each directly registered Meda shareholder, the total number of Meda shares tendered by such shareholder will be multiplied by 0.20 (subject to adjustment in the event Mylan adjusts the Offer consideration if the Share Cap is exceeded). The number of Meda shares resulting from the multiplication will be rounded up to the nearest whole Meda share and tendered in exchange for Mylan Shares. The remaining number of Meda shares that such shareholder tendered will be rounded down to the nearest whole Meda share and tendered in exchange for cash. The Offer can be accepted for each Meda shareholder’s entire holding of Meda shares, even if such Meda shares do not correspond to a whole number of Mylan Shares.

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. If a directly registered Meda shareholder would otherwise be entitled to a fraction of a Mylan Share, such fraction will be aggregated with the fractions of Mylan Shares to which other directly registered Meda shareholders would otherwise be entitled and sold by Handelsbanken on NASDAQ on behalf of such shareholders. The proceeds of such sales will be converted from USD to SEK, rounded to the nearest SEK 0.50, and distributed as promptly as practicable following settlement of the Offer to such shareholders based on the fraction of a Mylan Share to which each such shareholder would otherwise be entitled. There will be no commission fee for such sales. By accepting the Offer, each accepting Meda shareholder authorizes

Handelsbanken to sell any such fraction on its behalf and convert the proceeds of such sale from USD to SEK. For each Meda shareholder whose Meda shares are registered with a nominee, any fraction of a Mylan Share to which such Meda shareholder would otherwise be entitled will be treated in accordance with the policies and practices of such nominee.

For more information, see “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The value of the share portion of the Offer consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate.” on page 26 of this prospectus.

4.	How could the Offer consideration change if the Share Cap is exceeded?

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan in connection with the Offer exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer consideration as described above (i.e. the 20 percent set out in Question 3 above), (b) increase the cash portion of the Offer consideration (so that it becomes larger than the 80 percent set out in Question 3 above) and thus correspondingly decrease the share portion of the Offer consideration (so that it becomes smaller than the 20 percent set out in Question 3 above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

The table below sets forth illustrative examples of the Offer consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices if Mylan elects to adjust the Offer consideration in the event the Share Cap is exceeded (subject to the treatment of fractional shares described in Question 3 above):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares		Equivalent Value of Share Consideration (SEK)(2)	Total Consideration (SEK)(3)	Average Total Consideration Per Meda Share (SEK)(4)
30.00(5)	13,200.00	7.92	(6)	2,000.00	15,200.00	152.00
30.00(5)	13,250.90	7.72	(7)	1,949.10	15,200.00	152.00
30.00(5)	13,225.45	7.82	(8)	1,974.55	15,200.00	152.00
25.00(5)	13,200.00	9.51	(6)	2,000.00	15,200.00	152.00
25.00(5)	13,575.75	7.72	(7)	1,624.25	15,200.00	152.00
25.00(5)	13,387.88	8.61	(8)	1,812.12	15,200.00	152.00

(1)	Calculated as the difference between (i) the Total Consideration and (ii) the Equivalent Value of Share Consideration.
(2)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(3)	Equals the applicable Total Consideration in the table of illustrative examples set forth in Question 3 above.
(4)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(5)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer).
(6)	Assumes that Mylan issues Mylan Shares in excess of the Share Cap and thus pays the share portion of the Offer consideration as described in Question 3 above with no adjustments.
(7)	Assumes that Mylan increases the cash portion of the Offer consideration and thus correspondingly decreases the share portion of the Offer consideration such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap.

x

(8)	Assumes that Mylan increases the cash portion of the Offer consideration and thus correspondingly decreases the share portion of the Offer consideration such that 50 percent of the Mylan Shares that would otherwise be issuable by Mylan in excess of the Share Cap are paid in cash.

5.	What are the benefits of a combination of Mylan and Meda?

Mylan is making the Offer for several strategic reasons. Among others, the combination of Mylan and Meda will create a global pharmaceutical leader that is even more diversified and has a more expansive portfolio of branded and generic medicines and a stronger and growing portfolio of over-the-counter (“OTC”) products. The Combined Company will have a balanced global footprint with significant scale in key geographic markets, particularly the U.S. and Europe. The proposed acquisition of Meda also provides Mylan with entry into a number of new and attractive emerging markets, including China, Southeast Asia, Russia, the Middle East and Mexico, complemented by Mylan’s presence in India, Brazil and Africa. Mylan and Meda have a highly complementary therapeutic presence, which will create a leading global player in respiratory / allergy, and achieve critical mass in dermatology and pain, offering greater opportunities for growth in these categories.

The Offer provides immediate and significant value to Meda shareholders and is supported by the Meda Board and Meda’s two largest shareholders, representing approximately 30 percent of Meda’s outstanding shares. If the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized five year total shareholder return of approximately 20.7 percent.1

For more information, see “Background and Reasons for the Offer” beginning on page 43 of this prospectus.

6.	Does the Meda board of directors recommend that Meda shareholders accept the Offer?

Yes. On February 10, 2016, the Meda Board unanimously recommended that Meda shareholders accept the Offer.2 In the course of reaching its decision to approve the Offer, the Meda Board considered a number of factors that the Meda Board considered relevant in relation to the evaluation of the Offer. For a more complete discussion of these factors, please see “Background and Reasons for the Offer—Recommendation of the Meda Board.”

7.	Have you entered into any arrangements with Meda shareholders with respect to the Offer?

Yes. Mylan has received irrevocable undertakings to accept the Offer from (1) Stena in respect of 75,652,948 Meda shares, representing approximately 21 percent of the outstanding shares and votes of Meda, and (2) Fidim in respect of 33,016,286 Meda shares, representing approximately 9 percent of the outstanding shares and votes of Meda. The Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking relate to Stena’s and Fidim’s entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial acceptance period for the Offer. The Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than

[1]	Total shareholder return data is from Bloomberg and reflects total return (including price appreciation and reinvested dividends) as of December 31, 2015.
[2]	Since each of Stena and Fidim has entered into an undertaking to tender its Meda shares in the Offer and a related shareholder agreement (see “The Offer—Irrevocable Undertakings to Accept the Offer; Shareholder Agreements” beginning on page 80 of this prospectus), Meda Board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg did not participate in the Meda Board’s decision to recommend the Offer. The other Meda Board members who did participate in such decision unanimously recommended the Offer.

SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before February 10, 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

Stena and Fidim have entered into the Stena Shareholder Agreement and the Fidim Shareholder Agreement, respectively, with Mylan. Each shareholder agreement imposes certain restrictions on the applicable shareholder, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan Board in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan Board in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.

For more information, see “The Offer—Irrevocable Undertakings to Accept the Offer; Shareholder Agreements” beginning on page 80 of this prospectus.

8.	Will U.S. taxpayers be taxed on the Mylan Shares and cash received in the Offer or the cash received in a compulsory acquisition?

The receipt of Mylan Shares and cash in exchange for Meda shares pursuant to the Offer or cash in exchange for Meda shares pursuant to a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Meda shares will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Mylan Shares and cash received and (ii) the shareholder’s adjusted tax basis in the Meda shares exchanged therefor. A U.S. Holder’s adjusted tax basis in the Meda shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions. Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the Offer and a compulsory acquisition, including the effect of U.S. federal, state, and local tax laws or non-U.S. tax laws. For more information, see “The Offer—Material Tax Considerations—U.S. Federal Income Tax Considerations” beginning on page 60 of this prospectus.

9.	Will Swedish taxpayers be taxed on the Mylan Shares and cash received in the Offer or the cash received in a compulsory acquisition?

For Swedish tax purposes, Swedish Holders that receive cash in respect of their Meda shares may be subject to Swedish capital gains tax (in the case of individuals) or Swedish corporation tax (in the case of companies, unless the gain is tax exempt under special rules) to the extent that the proceeds realized from such disposition exceed the cost basis of their Meda shares plus incidental selling expenses. Swedish Holders that receive Mylan Shares in respect of their Meda shares may qualify for a roll-over relief on certain conditions. Meda shareholders who are not residents in Sweden and do not carry on any trade in Sweden through a permanent establishment with which the Meda shares are connected will not have a Swedish tax liability on gains in respect of the transaction, with the exception of individual shareholders who have been residents of Sweden during the year of disposal or any of the preceding ten calendar years. Mylan recommends that Swedish Holders consult their own tax advisors as to the particular tax consequences of the Offer and a compulsory acquisition, including the effect of Swedish tax laws or non-Swedish tax laws. For more information, see “The Offer—Material Tax Considerations—Sweden Tax Considerations” beginning on page 65 of this prospectus.

THIS PROSPECTUS CONTAINS A GENERAL DESCRIPTION OF THE MATERIAL INCOME TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION.

CONSEQUENTLY, MYLAN URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU AS A RESULT OF THE OFFER AND/OR A COMPULSORY ACQUISITION.

10.	What are the conditions of the Offer?

The Offer is subject to the following conditions:

(i) the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;

(ii) Mylan’s Registration Statement on Form S-4, of which this prospectus forms a part, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the SEC;

(iii) the Mylan Shares to be issued in connection with the Offer being approved for listing on NASDAQ in the United States and the TASE in Israel;

(iv) with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;

(v) no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;

(vi) neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

(vii) Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;

(viii) no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and

(ix) no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii)—(ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.

Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The Offer may not be completed on the terms or timeline currently contemplated, or at all.”

11.	What does it mean for the Offer to be declared “unconditional?”

Mylan will declare the Offer unconditional when all of the conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived by Mylan, and Mylan has made a public announcement to such effect. Mylan will not acquire your Meda shares pursuant to the Offer before the Offer has been declared unconditional. See “The Offer—Withdrawal Rights” beginning on page 58 of this prospectus.

12.	How long will it take to complete the Offer?

Mylan’s obligation to complete the Offer is subject to the satisfaction or waiver of a number of customary closing conditions, including (i) holders of more than 90 percent of the outstanding Meda shares tendering their shares into the Offer and (ii) receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities. The Offer is expected to be completed by the end of the third quarter of 2016.

13.	Can the acceptance period be extended and, if so, under what circumstances?

Yes. Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations. See “The Offer—Extension of the Acceptance Period” beginning on page 58 of this prospectus.

14.	Do I have to vote to approve the Offer?

No. Your vote is not required. You simply need to tender your Meda shares if you choose to do so.

In addition, if Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. For additional information, see “The Offer—Compulsory Acquisition” beginning on page 59 of this prospectus.

15.	Do Mylan shareholders have to vote to approve the Offer?

No. Mylan shareholders do not have to approve the Offer or the issuance of Mylan Shares to Meda shareholders upon the completion of the Offer.

16.	Is Mylan’s financial condition relevant to my decision to tender Meda shares in the Offer?

Yes. Mylan’s financial condition is relevant to your decision to tender your Meda shares because part of the consideration you will receive if your Meda shares are exchanged in the Offer will consist of Mylan Shares. You should therefore consider Mylan’s financial condition before you decide to become one of Mylan’s shareholders through the Offer. You also should consider the possible effect that Mylan’s proposed acquisition of Meda will have on Mylan’s financial condition. This prospectus contains financial information regarding Mylan and Meda, as well as unaudited pro forma financial information (which does not reflect any of our expected synergies) for the proposed combination of Mylan and Meda, all of which we encourage you to review. For more information, see “Risk Factors Related to Mylan and the Offer—Risks Related to Mylan Following Completion of the Offer—Mylan will incur a substantial amount of indebtedness to acquire the Meda shares pursuant to the Offer and a compulsory acquisition” on page 24 of this prospectus.

17.	Does Mylan have the financial resources to complete the Offer and a compulsory acquisition?

Yes. The Offer is fully financed.

The aggregate cash consideration payable in the Offer for all Meda shares will be approximately SEK 48.2 billion or $5.7 billion (based on (1) the Announcement Exchange Rate, (2) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus) and (3) 80 percent of the total Offer consideration being paid in cash). The cash portion of the Offer consideration will be financed by the Bridge Credit Facility.

The terms of the Bridge Credit Facility are described under “The Offer—Financing of the Offer; Source and Amount of Funds” beginning on page 81 of this prospectus.

18.	What percentage of Mylan Shares will former Meda shareholders own after the completion of the Offer?

Mylan has assumed, solely for the purposes of this calculation that (i) the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million, (ii) the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 514.6 million, (iii) Mylan will not adjust the Offer consideration in the event the Share Cap is exceeded, (iv) the Offeror Average Closing Price will be between $30.78 and $50.74 and (v) 100 percent of the outstanding Meda shares will be tendered into the Offer. Based on these assumptions, we expect that Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. Because shares acquired pursuant to a compulsory acquisition procedure must be paid for in cash, holders of such Meda shares will not receive Mylan Shares as part of the consideration for their Meda shares, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had all Meda shareholders tendered their shares into the Offer.

Similarly, if Mylan adjusts the Offer consideration in the event the Share Cap is exceeded (by increasing the cash portion of the Offer consideration and correspondingly decreasing the share portion of the Offer consideration), former Meda shareholders will receive fewer Mylan Shares than they otherwise would have been delivered had Mylan not adjusted the Offer consideration, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had Mylan not adjusted the Offer consideration.

See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—Meda shareholders will have a reduced ownership and voting interest after the consummation of the Offer and a compulsory acquisition and will exercise less influence over the management and policies of Mylan than they do over Meda” and “The Offer—Ownership of Mylan after the Offer.”

19.	How do I tender my Meda shares?

Once the Offer Document has been approved by the SFSA, the Offer Document and an accompanying acceptance form will be mailed to all directly registered Meda shareholders and made available for download in electronic form on the following websites: the transaction website (medatransaction.mylan.com), the Handelsbanken website (www.handelsbanken.se/investeringserbjudande) and the SFSA website (www.fi.se) (Offer Document only). You should carefully read the Offer Document, including the instructions for tendering your Meda shares included in the acceptance form and in the section of the Offer Document entitled “Terms, conditions and instructions.”

20.	Until what time can I withdraw tendered shares?

Shareholders in Meda have the right to withdraw their acceptances of the Offer. To be valid, such withdrawal must have been received before Mylan has announced that the conditions for the completion of the Offer have been satisfied or, if such announcement has not been made during the acceptance period, by the last day of the acceptance period. See “The Offer—Withdrawal Rights” beginning on page 58 of this prospectus.

21.	How do I withdraw tendered shares?

You should carefully read the instructions for withdrawing your tendered Meda shares included in the section of the Offer Document entitled “Terms, conditions and instructions—Right to withdraw acceptance.”

22.	When and how will I receive the Offer consideration in exchange for my tendered Meda shares?

You should read carefully the information regarding settlement of the Offer included in the section of the Offer Document entitled “Terms, conditions and instructions—Settlement.”

23.	Will the Offer be followed by a compulsory acquisition?

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. The purchase price for Meda shares acquired pursuant to the compulsory acquisition procedure will be determined by an arbitration tribunal. Such purchase price must be paid in cash and will include statutory interest accruing from the date the compulsory acquisition procedure is initiated. After initiating the compulsory acquisition procedure, Mylan will have the opportunity to obtain advance title to the minority Meda shares prior to the arbitration tribunal determining the purchase price for such Meda shares, which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed.

For more information, see “The Offer—Compulsory Acquisition” beginning on page 59 of this prospectus.

24.	If more than 90 percent of the outstanding Meda shares are tendered in the Offer, will Meda continue as a public company?

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm.

25.	If I decide not to tender, how will the Offer affect my Meda shares?

Mylan will be entitled to initiate a compulsory acquisition procedure with respect to any outstanding Meda shares if Mylan becomes the owner of more than 90 percent of Meda shares.

If the Offer is completed and a compulsory acquisition does not take place, the number of Meda shareholders and the number of Meda shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for these shares, which may affect the prices at which the shares trade. See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Meda shares.”

26.	Are dissenters’ or appraisal rights available in either the Offer or a compulsory acquisition?

Under Swedish law and the Meda Articles, Meda shareholders are not entitled to any rights to seek appraisal of their Meda shares in connection with the Offer, though certain related rights exist in connection with the compulsory acquisition procedure described under “The Offer—Compulsory Acquisition” beginning on page 59 of this prospectus.

27.	What is the market value of my Meda shares as of a recent date?

On February 10, 2016, the latest trading day prior to the announcement of the Offer, the closing price of a Meda share was SEK 86.05 on Nasdaq Stockholm. On April 8, 2016, the latest practicable trading day prior to the date of this prospectus, the closing price of a Meda share was SEK 153.10 on Nasdaq Stockholm. You are encouraged to obtain a recent quotation for Meda shares and Mylan Shares before deciding whether or not to tender your shares.

28.	Will I have to pay any fee or commission to exchange Meda shares?

Meda shareholders that are the record owners of their shares and directly tender their shares to Mylan in the Offer will not have to pay any brokerage fees, commissions or similar expenses. Meda shareholders who own their shares through a broker, dealer, bank, trust company or other nominee may be charged a fee by such broker, dealer, bank, trust company or other nominee if such broker, dealer, bank, trust company or other nominee tenders Meda shares on their behalf. Meda shareholders should consult their broker, dealer, bank, trust company or other nominee to determine whether any charges will apply.

29.	Where can I find more information on Mylan and Meda?

You can find more information about Mylan and Meda from the various sources described in the section of this prospectus entitled “Where You Can Find More Information” beginning on page 162 of this prospectus.

30.	Whom can I talk to if I have questions about the Offer?

You can contact Mylan at +1 (724) 514-1813 or investor.relations@mylan.com or the Handelsbanken shareholder service at [            ] or [            ]. Information is also available on the Handelsbanken website at www.handelsbanken.se/investeringserbjudande and the transaction website at medatransaction.mylan.com.

SUMMARY OF THE OFFER

This summary highlights selected information from this prospectus. To obtain a better understanding of the Offer, you should read this entire prospectus carefully, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus by following the instructions in the section of this prospectus entitled “Where You Can Find More Information” beginning on page 162 of this prospectus. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Mylan

Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. Mylan is committed to setting new standards in healthcare by creating better health for a better world, and Mylan’s mission is to provide the world’s 7 billion people access to high quality medicine. To do so, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership.

Mylan offers one of the industry’s broadest product portfolios, including more than 1,400 marketed products, to customers in approximately 165 countries and territories. Mylan operates a global, high quality vertically-integrated manufacturing platform, which includes more than 50 manufacturing and research and development facilities around the world and one of the world’s largest active pharmaceutical ingredient operations. Mylan also operates a strong and innovative research and development network that has consistently delivered a robust product pipeline including a variety of dosage forms, therapeutic categories and biosimilars. Additionally, Mylan has a specialty pharmaceutical business that is focused on respiratory and allergy therapies.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and Mylan N.V. group’s global headquarters located at 1000 Mylan Blvd., Canonsburg, PA 15317, U.S.A. The telephone number of Mylan’s principal executive offices is +44 (0) 1707-853-000. The telephone number of the Mylan group’s global headquarters is +1 (724) 514-1800. The Mylan Shares are traded on NASDAQ and the TASE, in each case under the symbol “MYL.”

Meda (see page 84)

Meda is a leading international specialty pharmaceutical company with a broad product portfolio sold in more than 150 countries and 2015 sales of approximately SEK 19.65 billion. Meda employs approximately 4,500 people, including a robust salesforce and marketing organization of more than 2,600. Approximately 60 percent of Meda’s product sales are in the prescription area (Rx) and approximately 40 percent are in OTC products. Approximately half of Meda’s revenues derive from products in three key therapeutic areas – respiratory, dermatology and pain. Some of Meda’s leading Rx products include Dymista® (allergic rhinitis) and Elidel® (atopic dermatitis); Meda also is Mylan’s commercial partner for EpiPen® Auto-Injector in Europe. Meda’s leading OTC products include Dona® (osteoarthritis), Saugella® (women’s intimate hygiene) and CB12® (halitosis). Meda has a diversified geographic footprint with approximately 62 percent of Meda’s sales generated in western Europe (the largest countries being Italy, Germany, France and Sweden), 19 percent in emerging markets (driven by China, Russia, the Middle East and Thailand) and 17 percent in the U.S. Meda has a network of seven manufacturing facilities in Europe, the U.S. and India. The Meda class A shares are listed under Large Cap on Nasdaq Stockholm. No Meda class B shares are outstanding.

Meda is a public limited liability company organized and existing under the laws of Sweden. Meda’s principal executive offices are located at Pipers väg 2A, Box 906, 170 09 Solna, Sweden. The telephone number of Meda’s principal executive offices is +46 8 630 19 00.

The Offer (see page 55)

Each Meda shareholder who validly tenders and does not properly withdraw prior to the Offer being declared unconditional will receive:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,

•	(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or

•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share (based on the Announcement Exchange Rate) in a combination of cash and Mylan Shares.

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing. The Share Cap will be exceeded if the Offeror Average Closing Price is less than $30.78, based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus) and assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer.

For each directly registered Meda shareholder, the total number of Meda shares tendered by such shareholder will be multiplied by 0.20 (subject to adjustment in the event Mylan adjusts the Offer consideration if the Share Cap is exceeded). The number of Meda shares resulting from the multiplication will be rounded up to the nearest whole Meda share and tendered in exchange for Mylan Shares. The remaining number of Meda shares that such shareholder tendered will be rounded down to the nearest whole Meda share and tendered in exchange for cash. The Offer can be accepted for each Meda shareholder’s entire holding of Meda shares, even if such Meda shares do not correspond to a whole number of Mylan Shares.

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. If a directly registered Meda shareholder would otherwise be entitled to a fraction of a Mylan Share, such fraction will be aggregated with the fractions of Mylan Shares to which other directly registered Meda shareholders would otherwise be entitled and sold by Handelsbanken on NASDAQ on behalf of such shareholders. The proceeds of such sales will be converted from USD to SEK, rounded to the nearest SEK 0.50, and distributed as promptly as practicable following settlement of the Offer to such shareholders based on the fraction of a Mylan Share to which each such shareholder would otherwise be entitled. There will be no commission fee for such sales. By accepting the Offer, each accepting Meda shareholder authorizes Handelsbanken to sell any such fraction on its behalf and convert the proceeds of such sale from USD to SEK. For each Meda shareholder whose Meda shares are registered with a nominee, any fraction of a Mylan Share to which such Meda shareholder would otherwise be entitled will be treated in accordance with the policies and practices of such nominee.

Conditions of the Offer (see page 57)

The Offer is subject to the following conditions:

(i) the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;

(ii) Mylan’s Registration Statement on Form S-4, of which this prospectus forms a part, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the SEC;

(iii) the Mylan Shares to be issued in connection with the Offer being approved for listing on NASDAQ in the United States and the TASE in Israel;

(iv) with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;

(v) no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;

(vi) neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

(vii) Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;

(viii) no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and

(ix) no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii)—(ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.

Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

Mylan’s Reasons for the Offer (see page 46)

The Mylan Board believes that the combination of Mylan and Meda will create a global pharmaceutical leader that is even more diversified and has a more expansive portfolio of branded and generic medicines and a stronger and growing portfolio of OTC products. The Combined Company will have a balanced global footprint with significant scale in key geographic markets, particularly the U.S. and Europe. The proposed acquisition of Meda also provides Mylan with entry into a number of new and attractive emerging markets, including China, Southeast Asia, Russia, the Middle East and Mexico, complemented by Mylan’s presence in India, Brazil and Africa. Mylan and Meda have a highly complementary therapeutic presence, which will create a leading global player in respiratory / allergy, and achieve critical mass in dermatology and pain, offering greater opportunities for growth in these categories.

The Mylan Board considered many factors in making its decision to approve the Offer. For a more complete discussion of these factors, see “Background and Reasons for the Offer—Mylan’s Reasons for the Offer” beginning on page 46 of this prospectus.

Recommendation of the Meda Board (see page 50)

The Meda Board’s recommendation of the Offer, which was set forth in a press release issued on February 10, 2016, was based on an assessment of a number of factors that the Meda Board considered relevant in relation to the evaluation of the Offer. These factors include, but are not limited to, Meda’s present position, the expected future development of Meda and thereto related possibilities and risks.

Opinion of Meda’s Financial Advisor (see page 52)

In connection with the Offer, the Meda Board requested that SEB Corporate Finance evaluate the fairness, from a financial point of view, of the Offer consideration to be received in the Offer by shareholders of Meda. On February 10, 2016, at a meeting of the Meda Board held to evaluate the Offer, SEB Corporate Finance delivered an oral opinion, confirmed by delivery of a written opinion dated February 10, 2016, to the Meda Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in its opinion, the Offer consideration to be received in the Offer by shareholders of Meda was fair, from a financial point of view, to such holders. The full text of SEB Corporate Finance’s written opinion, dated February 10, 2016, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix I to this prospectus and is incorporated herein by reference. The description of SEB Corporate Finance’s opinion set forth in this prospectus is qualified in its entirety by reference to the full text of SEB Corporate Finance’s opinion.

SEB Corporate Finance’s advisory services and opinion was provided for the information of and assistance to the Meda Board (in its capacity as such) in connection with its consideration of the Offer consideration from a financial point of view and did not address any other aspects or implications of the Offer. SEB Corporate Finance was not requested to consider, and its opinion did not address, the underlying business decision of Meda to effect the Offer, nor did SEB Corporate Finance’s opinion address the relative merits of the Offer as compared to any alternative business strategies that might exist for Meda, including whether any other transaction would potentially be more favorable for the shareholders of Meda or the effect of any other transaction in which Meda might engage. SEB Corporate Finance’s opinion is not intended to be and does not constitute a recommendation as to whether the shareholders of Meda should accept the Offer or how any such shareholder should act on any matters relating to the Offer or otherwise.

Financing of the Offer; Source and Amount of Funds (see page 81)

The aggregate cash consideration payable in the Offer for all Meda shares will be approximately SEK 48.2 billion ($5.7 billion).3 The cash portion of the Offer consideration will be financed by the Bridge Credit Facility.

[3]	Based on (1) the Announcement Exchange Rate, (2) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this prospectus) and (3) 80 percent of the total Offer consideration being paid in cash.

The terms of the Bridge Credit Facility are described under “The Offer—Financing of the Offer; Source and Amount of Funds” beginning on page 81 of this prospectus.

Ownership of Mylan After the Offer (see page 59)

Based on the assumptions described under “The Offer—Ownership of Mylan after the Offer,” Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer.

Comparative Market Price and Dividend Information (see page 19)

Mylan Shares are traded on NASDAQ and the TASE, in each case under the symbol “MYL.” Meda Class A shares are traded on Nasdaq Stockholm under the symbol “MEDA-A.”

The following table sets forth the closing prices per Mylan Share on February 9, 2016, the latest practicable trading day prior to the announcement of the Offer, and April 8, 2016, the latest practicable trading day prior to the filing of this prospectus. The following table also sets forth the closing prices per Meda share on February 10, 2016, the latest trading day prior to the announcement of the Offer, and April 8, 2016, the latest practicable trading day prior to the filing of this prospectus.

	Mylan Share Closing Price	Meda Share Closing Price
February 9, 2016 (Mylan) and February 10, 2016 (Meda)	$50.74	SEK 86.05
April 8, 2016	47.00	153.10

The number of Mylan Shares that Meda shareholders receive in connection with the Offer will be determined by reference to the Offeror Average Closing Price, which reflects the market price of Mylan Shares in the period preceding the Offer being declared unconditional and may vary significantly from the Mylan Share prices set forth above. The value of the Mylan Shares that form a part of the Offer consideration will change as the market price of Mylan Shares fluctuates during the pendency of the Offer and thereafter, and therefore will likely be different from the prices set forth above at the time Meda shareholders receive their Mylan Shares. See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The value of the share portion of the Offer consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate” beginning on page 26 of this prospectus.

Meda shareholders are urged to obtain current market quotations for Mylan Shares and Meda shares prior to making any decision with respect to the Offer.

Appraisal/Dissenters’ Rights (see page 81)

Under Swedish law and the Meda Articles, Meda shareholders are not entitled to any rights to seek appraisal of their Meda shares in connection with the Offer, though certain related rights exist in connection with the compulsory acquisition procedure described under “The Offer—Compulsory Acquisition.”

Material Tax Considerations (see page 60)

U.S. Federal Income Tax Considerations (see page 60)

The receipt of Mylan Shares and cash in exchange for Meda shares pursuant to the Offer or cash in exchange for Meda shares pursuant to a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Meda shares will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Mylan Shares and cash received and (ii) the shareholder’s adjusted tax basis in the Meda shares exchanged therefor. A U.S. Holder’s adjusted tax basis in the Meda shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions. Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the Offer and a compulsory acquisition, including the effect of U.S. federal, state, and local tax laws or non-U.S. tax laws. See “The Offer—Material Tax Considerations—U.S. Federal Income Tax Considerations” beginning on page 60 of this prospectus for a more detailed description of the U.S. federal income tax consequences of the Offer and a compulsory acquisition.

Sweden Tax Considerations

For Swedish tax purposes, Swedish Holders that receive cash in respect of their Meda shares may be subject to Swedish capital gains tax (in the case of individuals) or Swedish corporation tax (in the case of companies, unless the gain is tax exempt under special rules) to the extent that the proceeds realized from such disposition exceed the cost basis of their Meda shares plus incidental selling expenses. Swedish Holders that receive Mylan Shares in respect of their Meda shares may qualify for a roll-over relief on certain conditions. Meda shareholders who are not residents in Sweden and do not carry on any trade in Sweden through a permanent establishment with which the Meda shares are connected will not have a Swedish tax liability on gains in respect of the transaction, with the exception of individual shareholders who have been residents of Sweden during the year of disposal or any of the preceding ten calendar years. Mylan recommends that Swedish Holders consult their own tax advisors as to the particular tax consequences of the Offer and a compulsory acquisition, including the effect of Swedish tax laws or non-Swedish tax laws. For more information, see “The Offer—Material Tax Considerations—Sweden Tax Considerations” beginning on page 65 of this prospectus.

THIS PROSPECTUS CONTAINS A GENERAL DESCRIPTION OF THE MATERIAL INCOME TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION. CONSEQUENTLY, MYLAN URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU AS A RESULT OF THE OFFER AND/OR A COMPULSORY ACQUISITION.

Accounting Treatment (see page 83)

Mylan will account for the proposed acquisition of Meda shares using the acquisition method of accounting for business combinations. In determining the acquirer for accounting purposes, Mylan considered the factors required under FASB Accounting Standards Codification (ASC), Business Combinations, which is referred to as ASC 805, and determined that Mylan will be considered the acquirer for accounting purposes.

Regulatory Approvals (see page 83)

Mylan’s obligation to consummate the Offer is subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable. However, pursuant to the Swedish Takeover Rules, Mylan is only permitted to withdraw the Offer on the basis of actions required to be taken to obtain regulatory, governmental or similar clearances if such actions are of material importance to Mylan’s acquisition of Meda.

Mylan will obtain the relevant approvals, or the applicable waiting periods will have expired, under the antitrust and competition laws of the countries where filings or approvals are required prior to the completion of the Offer. Mylan cannot assure you that a challenge to the completion of the Offer will not be made or that, if a challenge is made, it will not succeed.

Listing of Mylan Shares; Delisting of Meda Shares (see page 81)

The Mylan Shares to be issued in connection with the Offer will be listed on NASDAQ in the United States and on the TASE in Israel, in each case under the ticker symbol “MYL.” Trading of the Mylan Shares delivered in connection with the Offer is expected to commence on NASDAQ and the TASE on the first trading day after settlement of the Offer.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm.

Ownership of Directors and Officers

At the close of business on March 31, 2016, directors and executive officers of Meda and their affiliates beneficially owned and were entitled to vote approximately 0.17 percent of the Meda shares outstanding on that date and the directors and executive officers of Mylan beneficially owned and were entitled to vote approximately 0.80 percent of the Mylan Shares outstanding on that date. No vote of either Meda or Mylan shareholders is required to approve the Offer. Meda shareholders simply need to tender their Meda shares if they choose to do so.

Comparison of Shareholders’ Rights (see page 20)

Upon the terms and subject to the conditions of the Offer, if the Offer is consummated, you will receive Mylan Shares as part of the Offer consideration if you tender your Meda shares in the Offer. For a description of the differences between the rights of a shareholder of Meda and the rights of a shareholder of Mylan, see “Comparison of Shareholders’ Rights” beginning on page 120 of this prospectus.

Extension of the Acceptance Period (see page 58)

Mylan has reserved the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also has reserved the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

Compulsory Acquisition (see page 59)

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. The purchase price for Meda shares acquired pursuant to the compulsory acquisition procedure will be determined by an arbitration tribunal. Such purchase price must be paid in cash and will include statutory interest accruing from the date the compulsory acquisition procedure is initiated. After initiating the compulsory acquisition procedure, Mylan will have the opportunity to obtain advance title to the minority Meda shares prior to the arbitration tribunal determining the purchase price for such Meda shares, which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed.

Irrevocable Undertakings to Accept the Offer; Shareholder Agreements (see page 80)

Mylan has received irrevocable undertakings to accept the Offer from (1) Stena in respect of 75,652,948 Meda shares, representing approximately 21 percent of the outstanding shares and votes of Meda, and (2) Fidim in respect of 33,016,286 Meda shares, representing approximately 9 percent of the outstanding shares and votes of Meda. The Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking relate to Stena’s and Fidim’s entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial acceptance period for the Offer. The Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before February 10, 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

Stena and Fidim have also entered into the Stena Shareholder Agreement and the Fidim Shareholder Agreement, respectively, with Mylan. Each shareholder agreement imposes certain restrictions on Stena and Fidim, as applicable, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in each such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan Board in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan Board in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.

For more information, see “The Offer—Irrevocable Undertakings; Shareholder Agreements” beginning on page 80 of this prospectus.

Risk Factors Related to Mylan and the Offer (see page 21)

The Offer is, and if the Offer is completed, Mylan will be, subject to a number of risks which you should carefully consider prior to participating in the Offer.

Risk Factors Related to Meda (see page 35)

Meda’s business is subject to a number of risks which you should carefully consider prior to participating in the Offer.

General

In connection with the Offer, Mylan has submitted the Offer Document to the SFSA and the EU Prospectus to the AFM. Once the Offer Document and the EU Prospectus have been approved by the SFSA and the AFM, respectively, the Offer Document and the EU Prospectus will be mailed to all directly registered Meda shareholders and made available for download in electronic form on the following websites: the transaction website (medatransaction.mylan.com), the Handelsbanken website (www.handelsbanken.se/investeringserbjudande), the SFSA website (www.fi.se) (Offer Document only) and the AFM website (www.afm.nl) (EU Prospectus only). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ THE OFFER DOCUMENT, EU PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SFSA, THE SEC, THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER.

Neither Mylan’s website (www.mylan.com) and its contents nor Meda’s website (www.meda.se) and its contents are deemed incorporated by reference in or a part of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR MYLAN

The following table sets forth the selected historical consolidated financial and operating data of Mylan as of and for each of the years in the five-year period ended December 31, 2015. The selected historical financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from Mylan’s audited consolidated financial statements and are prepared in accordance with U.S. GAAP. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Mylan and the related notes as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 incorporated by reference into this prospectus from Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015 and the audited consolidated financial statements of Mylan and the related notes as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011, which are not incorporated by reference in this prospectus but which are available on Mylan’s website at www.mylan.com and on the SEC website at sec.gov. Mylan N.V. is considered the successor to Mylan Inc., and the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015. On February 27, 2015, Mylan completed the acquisition of the EPD Business. The results of the EPD Business’s operations have been included in Mylan’s consolidated financial statements since the acquisition date.

The selected historical consolidated financial information may not be indicative of the future performance of Mylan. For all years presented, the consolidated balance sheet data has been adjusted for the retrospective application of the adoption of ASU 2015-03 and 2015-17, as described in footnotes 3 and 4 below. For more information, see “Where You Can Find More Information” beginning on page 162 of this prospectus.

	Year Ended December 31,
(In millions, except per share amounts)	2015	2014	2013	2012	2011(1)
Statements of Operations:
Total revenues	$9,429.3	$7,719.6	$6,909.1	$6,796.1	$6,129.8
Cost of sales(2)	5,213.2	4,191.6	3,868.8	3,887.8	3,566.4

Gross profit	4,216.1	3,528.0	3,040.3	2,908.3	2,563.4
Operating expenses:
Research and development	671.9	581.8	507.8	401.3	294.7
Selling, general and administrative	2,180.7	1,625.7	1,408.5	1,392.4	1,214.6
Litigation settlements, net	(97.4)	47.9	(14.6)	(3.1)	48.6
Other operating (income) expense, net	—	(80.0)	3.1	8.3	—

Earnings from operations	1,460.9	1,352.6	1,135.5	1,109.4	1,005.5
Interest expense	339.4	333.2	313.3	308.7	335.9
Other expense (income), net	206.1	44.9	74.9	(3.5)	15.0

Earnings before income taxes and noncontrolling interest	915.4	974.5	747.3	804.2	654.6
Income tax provision	67.7	41.4	120.8	161.2	115.8
Net earnings attributable to the noncontrolling interest	(0.1)	(3.7)	(2.8)	(2.1)	(2.0)

Net earnings attributable to Mylan N.V. ordinary shareholders	$847.6	$929.4	$623.7	$640.9	$536.8

Selected Balance Sheet data:
Total assets(3)(4)	$22,267.7	$15,820.5	$15,086.6	$11,847.8	$11,530.5
Working capital(3)(4)(5)	2,350.5	1,137.2	1,258.6	1,485.4	804.5
Short-term borrowings	1.3	330.7	439.8	299.0	128.1
Long-term debt, including current portion of long-term debt(3)	7,294.3	8,104.1	7,543.8	5,395.6	5,130.9
Total equity	9,765.8	3,276.0	2,959.9	3,355.8	3,504.8
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.80	$2.49	$1.63	$1.54	$1.25
Diluted	$1.70	$2.34	$1.58	$1.52	$1.22
Weighted average ordinary shares outstanding:
Basic	472.2	373.7	383.3	415.2	430.8
Diluted	497.4	398.0	394.5	420.2	438.8

(1)	The weighted average common shares outstanding includes the full year effect of the conversion of the 6.50 percent mandatorily convertible preferred stock into approximately 125.2 million shares of common stock.
(2)	Cost of sales includes the following amounts primarily related to the amortization of purchased intangibles from acquisitions: $854.2 million, $375.9 million, $351.1 million, $349.5 million and $348.6 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively. In addition, cost of sales included the following amounts related to impairment charges to intangible assets: $31.3 million, $27.7 million, $18.0 million, $41.6 million and $16.2 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(3)	Pursuant to Mylan’s early adoption of ASU 2015-03, Interest—Imputation of Interest, as of December 31, 2015, as further described in Item 8. Note 2 Summary of Significant Accounting Policies in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, deferred financing fees related to term debt has been retrospectively reclassified from other assets to long-term debt or the current portion of long-term debt, depending on the debt instrument, on Mylan’s consolidated balance sheets for all periods presented. Mylan retrospectively reclassified approximately $34.4 million, $42.7 million, $36.3 million and $37.3 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.
(4)	Pursuant to Mylan’s early adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes, as of December 31, 2015, as further described in Item 8. Note 2 Summary of Significant Accounting Policies in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, deferred tax assets and liabilities that had been previously classified as current have been retrospectively reclassified to noncurrent on Mylan’s consolidated balance sheets for all periods presented. The reclassification resulted in a decrease in current assets of approximately $345.7 million, $250.1 million, $229.3 million and $202.9 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. The reclassification resulted in a decrease in current liabilities of approximately $0.2 million, $1.5 million, $1.3 million and $1.2 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.
(5)	Working capital is calculated as current assets minus current liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR MEDA

The following table sets forth the selected historical consolidated financial and operating data of Meda as of and for each of the years in the five-year period ended December 31, 2015. The selected historical financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from Meda’s audited consolidated financial statements. The derivation of the selected historical financial information as of and for the years ended December 31, 2012 and 2011 reflects the changes discussed in the footnotes below. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Meda and the related notes as of and for the years ended December 31, 2015, 2014 and 2013 beginning on page F-1 of this prospectus. The historical financial information of Meda included in this prospectus has been prepared in accordance with IFRS as issued by the IASB with all amounts presented in Swedish kronor. IFRS as issued by the IASB differs in certain material respects from U.S. GAAP.

The selected historical financial information may not be indicative of the future performance of Meda. For more information, see the audited consolidated financial statements of Meda and the related notes beginning on page F-1 of this prospectus and “Where You Can Find More Information” beginning on page 162 of this prospectus.

Consolidated income statement	Years ended
SEK Million	2015	2014	2013	2012(1)		2011(1)
				(Unaudited)		(Unaudited)
Net sales	19,648	15,352	13,114	12,991		12,856
Cost of sales	–7,525	–6,083	–5,087	–5,041		–4,657

Gross profit	12,123	9,269	8,027	7,950		8,199
Other income	22	42	—	—		—
Selling expenses	–4,359	–3,718	–2,993	–2,867		–2449
Medicine and business development expenses	–4,086	–3,223	–2,794	–2,609		–2468
Administrative expenses	–981	–883	–692	–673		–618

Operating profit	2,719	1,487	1,548	1,801		2,664
Finance income	37	8	22	61		52
Finance costs	–1,452	–913	–567	–626		–676

Profit after financial items	1,304	582	1,003	1,236		2,040
Tax	–112	–180	–198	–61		–432

Net income	1,192	402	805	1,175		1,608

Earnings attributable to:
Parent company shareholders	1,176	399	807	1,204		1,616
Non–controlling interests	16	3	–2	–29		–8

	1,192	402	805	1,175		1,608

Earnings per share
Basic, SEK	3.22	1.23	2.57	3.83	1)	5.16	(1)
Diluted, SEK	3.22	1.23	2.57	3.83	1)	5.16	(1)
Average number of shares
Basic (thousands)	365,467	323,397	313,672	313,672		313,672
Diluted (thousands)	365,467	323,397	313,672	313,672		313,672
Number of shares at year-end
Basic (thousands)	365,467	365,467	313,672	313,672		313,672
Diluted (thousands)	365,467	365,467	313,672	313,672		313,672
Dividend per share (SEK)	2.50	2.50	2.41	2.17	(1)	2.17	(1)

Consolidated balance sheet	December 31
SEK Million	2015	2014	2013	2012(1)	2011(1)
				(Unaudited)	(Unaudited)
Assets
Non-current assets
Tangible assets	1,504	1,692	848	795	811
Intangible assets	47,478	50,798	29,666	30,419	32,306
Derivatives	—	25	—	—	9
Deferred tax assets	1,812	1,640	918	931	693
Available-for-sale financial assets	23	45	5	5	5
Other non-current receivables	262	305	13	10	12

Total non-current assets	51,079	54,505	31,450	32,160	33,836

Current assets
Inventories	2,876	2,988	1,982	1,931	1,780
Trade receivables	4,295	4,151	2,151	1,929	1,944
Other receivables	320	480	196	199	154
Tax assets	225	203	106	117	151
Prepayments and accrued income	290	266	181	181	320
Derivatives	149	208	49	60	520
Cash and cash equivalents	1,612	2,311	178	194	140

Total current assets	9,767	10,607	4,843	4,611	5,009

Total assets	60,846	65,112	36,293	36,771	38,845

Equity
Share capital	365	365	302	302	302
Other capital contributions	13,788	13,788	8,865	8,865	8,865
Other reserves	375	401	–415	–776	–239
Retained earnings including profit for the year	6,431	6,142	6,491	6,364	5,840

	20,959	20,696	15,243	14,755	14,768
Non controlling interests	–3	–16	–32	–32	–4

Total equity	20,956	20,680	15,211	14,723	14,764

Liabilities
Non-current liabilities
Borrowings	22,507	26,817	7,792	13,195	14,913
Derivatives	19	22	33	50	29
Deferred tax liabilities	4,708	5,278	2,211	2,537	2,735
Pension obligations	2,273	2,430	1,107	1,284	1,110
Other non-current liabilities	2,474	2,464	32	35	35
Other provisions	337	375	209	220	226

Total non-current liabilities	32,318	37,386	11,384	17,321	19,048

Current liabilities
Trade payables	1,696	1,542	883	900	878
Current tax liabilities	515	483	464	431	373
Other liabilities	240	495	195	167	187
Accruals and deferred income	1,553	1,731	1,343	1,103	1,162
Derivatives	205	284	113	28	257
Borrowings	2,355	1,391	6,304	1,752	1,802
Other provisions	1,008	1,120	396	346	374

Total current liabilities	7,572	7,046	9,698	4,727	5,033

Total liabilities	39,890	44,432	21,082	22,048	24,081

Total equity and liabilities	60,846	65,112	36,293	36,771	38,845

(1)	The consolidated income statement and consolidated balance sheet figures for 2012 and 2011 have been restated from those previously published to retrospectively apply IAS 19 Employee Benefits Revised (IAS 19R), which Meda adopted in 2013. The restatements relate to recognition of unrecognized actuarial gains and losses in equity, as well as related adjustments of pension obligations, other provisions and deferred tax assets and liabilities. Furthermore, earnings per share and dividend per share for 2012 and 2011 have also been restated from those previously published due to the bonus issue element in the rights issue in 2014.

Exchange Rate Information

The following table shows, for the periods indicated, information concerning the exchange rate between SEK and USD. The information in the following table is expressed in SEK per USD and is based on the FRBNY Exchange Rate.

On March 31, 2016, the exchange rate was SEK 8.0962 per $1.00. These translations should not be construed as a representation that the SEK amounts actually represent, or could be converted into, USD at the rates indicated.

	Period-end Rate(1)	Average Rate(2)	High(3)	Low(3)
Recent Monthly Data
March 2016	8.0962	8.3393	8.6321	8.0962
February 2016	8.5709	8.4804	8.5749	8.3440
January 2016	8.5709	8.5483	8.6024	8.5048
December 2015	8.4485	8.4938	8.7069	8.3622
November 2015	8.7206	8.6829	8.7633	8.5079
October 2015	8.4922	8.3314	8.5536	8.1333
Annual Data (Year ended December 31)
2015	8.4485	8.4643	8.8180	7.8847
2014	7.8245	6.9223	7.8245	6.3394
2013	6.4254	6.5152	6.8171	6.2880
2012	6.5074	6.7247	7.2655	6.5018
2011	6.8737	6.4263	7.0054	5.9968

(1)	The period-end rate is equal to the FRBNY Exchange Rate on the last business day of the applicable period.
(2)	The average rates for the six most recent months were calculated by taking the simple average of the FRBNY Exchange Rate on each business day during the applicable month. The average rates for the five most recent years were calculated by taking the simple average of the FRBNY Exchange Rate on the last business day of each month during the applicable year.
(3)	The high and low rates for each period are equal to the high and low FRBNY Exchange Rates during the applicable period.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda pursuant to the Offer, both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts stated in U.S. Dollars. The consolidated financial statements of Meda are prepared in accordance with IFRS as issued by the IASB with all amounts presented in Swedish kronor. The selected unaudited pro forma financial information has been prepared in accordance with U.S. GAAP. The selected unaudited pro forma condensed combined balance sheet as of December 31, 2015 is based on the audited consolidated balance sheet of Mylan as of December 31, 2015 and the audited consolidated balance sheet of Meda as of December 31, 2015, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation, and has been prepared to reflect the proposed acquisition of Meda as if it had occurred on December 31, 2015. The selected unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is based on the audited consolidated statement of operations of Mylan for the year ended December 31, 2015, the audited consolidated income statement of Meda for the year ended December 31, 2015, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation, and the unaudited EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the EPD Business, and has been prepared to reflect the acquisition of the EPD Business and the proposed acquisition of Meda as if each had occurred on January 1, 2015. The selected unaudited pro forma financial information reflects only pro forma adjustments that are factually supportable and directly attributable to the acquisition of the EPD Business and the proposed acquisition of Meda and, with respect to the selected unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of the Combined Company.

The selected unaudited pro forma financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma financial information appearing elsewhere in this prospectus and the related notes thereto. In addition, the unaudited pro forma financial information was based on, and should be read in conjunction with, the consolidated financial statements of Mylan for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this prospectus and the consolidated financial statements of Meda for the year ended December 31, 2015 and the related notes thereto included in this prospectus beginning on page F-1. See “Where You Can Find More Information” beginning on page 162 of this prospectus.

The selected unaudited pro forma financial information is for illustrative purposes only. It does not purport to indicate the results that would have actually been attained had the acquisition of the EPD Business and the proposed acquisition of Meda been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price for Meda using its best estimates of fair value. Such estimates are preliminary and subject to further adjustments, which could be material. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly.

The selected unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

(in millions)

December 31, 2015
(Pro forma combined)
Total assets	$35,186.1
Long-term debt, including current portion	16,157.3
Total liabilities	24,427.6
Total equity	10,758.5

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

(in millions, except per share amounts)

Year Ended December 31, 2015
(Pro forma combined)
Total revenues	$11,930.0
Net earnings attributable to Mylan N.V. ordinary shareholders	780.9
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.51
Diluted	$1.44
Weighted average ordinary shares outstanding:
Basic	518.7
Diluted	543.9

HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

The historical per share earnings, dividends and book value of Mylan and Meda shown in the tables below are derived from (a) with respect to Mylan, its audited consolidated financial statements for the year ended December 31, 2015 and (b) with respect to Meda, its audited consolidated financial statements for the year ended December 31, 2015. The unaudited combined company pro forma information below includes Meda information converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation. The historical financial information of Meda presented below has been converted to U.S. Dollars. The unaudited pro forma comparative basic and diluted earnings per share data gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda using the acquisition method of accounting in accordance with ASC 805, Business Combinations, as if each of the acquisition of the EPD Business and the proposed acquisition of Meda had been completed on January 1, 2015. The unaudited pro forma book value per share information was computed as if the proposed acquisition of Meda had been completed on December 31, 2015. You should read this information in conjunction with the historical financial information of Mylan and Meda incorporated by reference or included in this prospectus, including Mylan and Meda’s respective audited consolidated financial statements and related notes. The combined company pro forma earnings per share was calculated in the section entitled “Selected Unaudited Pro Forma Financial Information” beginning on page 16. Equivalent pro forma per share amounts were calculated by multiplying the pro forma combined per share amounts by 0.386, the assumed equity exchange ratio in connection with the Offer, multiplied by 20 percent.

The unaudited pro forma data shown in the tables below is for illustrative purposes only. You should not rely on this data as being indicative of the historical results that would have been achieved had Mylan and Meda always been combined or the future results that the Combined Company will achieve after the completion of the Offer. This unaudited pro forma financial information is subject to risks and uncertainties, including those discussed in the sections entitled “Risk Factors Related to Mylan and the Offer” and “Risk Factors Related to Meda” beginning on pages 21 and 35 of this prospectus, respectively.

	Year Ended December 31, 2015
	Mylan		Meda
	Historical	Combined Company Pro Forma	Equivalent Pro Forma
Basic earnings per share	$1.80	$1.51	$0.12
Diluted earnings per share	$1.70	$1.44	$0.11
Cash dividends declared per share	—	—	—
Book value per share at period end	$19.91	$20.74	$1.60

	Year Ended December 31, 2015
			Meda
			Historical
Basic earnings per share			$0.38
Diluted earnings per share			$0.38
Cash dividends declared per share			$0.30
Book value per share at period end			$6.78

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Mylan Shares are listed on NASDAQ and the TASE, in each case under the symbol “MYL.” Meda shares are listed on Nasdaq Stockholm under the symbol “MEDA-A.”

The following table sets forth the quarterly high and low sales prices per Mylan Share on NASDAQ and Meda share on Nasdaq Stockholm for the periods indicated, in each case as reported in publicly available sources.

	Mylan Shares(1)		Meda shares
	High	Low	High	Low
Year ended December 31, 2015
Three months ended March 31, 2015	$65.63	$52.21	SEK 140.00	SEK 110.50
Three months ended June 30, 2015	76.69	57.46	152.00	111.20
Three months ended September 30, 2015	73.91	39.16	144.10	115.10
Three months ended December 31, 2015	55.51	37.59	126.70	95.05
Year ended December 31, 2014
Three months ended March 31, 2014	$57.52	$41.97	SEK 96.36	SEK 74.63
Three months ended June 30, 2014	55.30	44.74	125.17	92.60
Three months ended September 30, 2014	53.05	44.80	112.93	87.78
Three months ended December 31, 2014	59.60	45.02	113.20	85.61

(1)	The high and low sales prices for each fiscal quarter in 2014 and the period in the first fiscal quarter of 2015 beginning on January 1, 2015 and ending on February 27, 2015 reflect the common stock prices of Mylan Inc., the predecessor entity to Mylan N.V., while the remainder of the first fiscal quarter of 2015 and each subsequent fiscal quarter presented reflect the Mylan Share price, in each case as reported on NASDAQ.

As of March 31, 2016, there were approximately 187,000 holders of Mylan Shares, including those held in street or nominee name. As of March 31, 2016, there were approximately 22,200 holders of Meda shares, including those held in street or nominee name.

Mylan did not pay dividends in 2015, 2014 or 2013 and does not intend to pay dividends on the Mylan Shares in the near future. Meda declared an annual dividend per Meda share of SEK 2.50, SEK 2.50 and SEK 2.41 in May 2015, 2014 and 2013, respectively. Meda intends to pay its regular annual dividend of SEK 2.50 per Meda share in May 2016. Such dividend will not reduce the Offer consideration. See “The Offer—Offer Consideration” beginning on page 55 of this prospectus.

The following table sets forth the closing prices per Mylan Share on February 9, 2016, the latest practicable trading day prior to the announcement of the Offer, and April 8, 2016, the latest practicable trading day prior to the filing of this prospectus. The following table also sets forth the closing prices per Meda share on February 10, 2016, the latest trading day prior to the announcement of the Offer, and April 8, 2016, the latest practicable trading day prior to the filing of this prospectus.

	Mylan Share Closing Price	Meda Share Closing Price
February 9, 2016 (Mylan) and February 10, 2016 (Meda)	$50.74	SEK 86.05
April 8, 2016	47.00	153.10

The number of Mylan Shares that Meda shareholders receive in connection with the Offer will be determined by reference to the Offeror Average Closing Price, which reflects the market price of Mylan Shares in the period preceding the Offer being declared unconditional and may vary significantly from the Mylan Share prices set forth above. The value of the Mylan Shares that form a part of the Offer consideration will change as the market price of Mylan Shares fluctuates during the pendency of the Offer and thereafter, and therefore will likely be different from the prices set forth above at the time Meda shareholders receive their Mylan Shares. See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The value of the share portion of the Offer consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate” beginning on page 26 of this prospectus.

Meda shareholders are urged to obtain current market quotations for Mylan Shares and Meda shares prior to making any decision with respect to the Offer.

See “The Offer—Listing of Mylan Shares; Delisting of Meda Shares” beginning on page 81 of this prospectus for a discussion of the possibility that Meda shares will be delisted from Nasdaq Stockholm.

RISK FACTORS RELATED TO MYLAN AND THE OFFER

By accepting the Offer, Meda shareholders will be choosing to invest in Mylan Shares. In deciding whether to accept the Offer, you should consider carefully the following risk factors and the risk factors set forth under the caption “Risk Factors Related to Meda,” in addition to the other information contained in or incorporated by reference into this prospectus, including the matters addressed under the caption “Forward-Looking Statements.” In addition to the other information included and incorporated by reference into this prospectus, you should carefully consider the following risks and the risks set forth under the caption “Risk Factors Related to Meda” before deciding whether to accept the Offer. See “Where You Can Find More Information” beginning on page 162 of this prospectus.

Risks Related to Mylan Following Completion of the Offer

IF COMPLETED, THE OFFER MAY NOT ACHIEVE THE INTENDED BENEFITS OR MAY DISRUPT MYLAN’S PLANS AND OPERATIONS.

We cannot assure you that Mylan will be able to successfully integrate the business of Meda with the business of Mylan or otherwise realize the expected benefits of the Offer. Mylan’s ability to realize the anticipated benefits of the Offer will depend, to a large extent, on Mylan’s ability to integrate Meda with the business of Mylan and realize the benefits of the Combined Company. The combination of two independent businesses is a complex, costly, and time-consuming process. Mylan’s business may be negatively impacted following the completion of the Offer if it is unable to effectively manage its expanded operations. The integration will require significant time and focus from management following the completion of the Offer and may divert attention from the day-to-day operations of the Combined Company. Additionally, completion of the Offer could disrupt current plans and operations, which could delay the achievement of Mylan’s strategic objectives.

The expected synergies and operating efficiencies of the Offer may not be fully realized, which could result in increased costs and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining Meda with Mylan;

•	difficulties in the integration of operations and systems, including enterprise resource planning (“ERP”) systems;

•	difficulties in the integration of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of Mylan’s control and any one of them could result in increased costs, decreased revenues, and diversion of management’s time and energy, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, even if the operations of Mylan and Meda are integrated successfully, Mylan may not realize the full anticipated benefits of the Offer, including the synergies, operating efficiencies, or sales or growth opportunities. These benefits may not be achieved within the anticipated time frame or at all. Any of these factors could cause dilution to the earnings per share of the Combined Company, decrease or delay the expected accretive effect of the Offer, and/or negatively impact the price of the Mylan Shares after completing the proposed acquisition of Meda.

In addition, if Mylan fails to acquire 100 percent of the Meda shares in the Offer and/or until we complete a compulsory acquisition to acquire any Meda shares not tendered into the Offer, it may be more difficult to achieve the intended benefits of the Offer and could further disrupt our plans and operations.

IF GOODWILL OR OTHER INTANGIBLE ASSETS THAT MYLAN RECORDS IN CONNECTION WITH THE OFFER AND A COMPULSORY ACQUISITION BECOME IMPAIRED, MYLAN COULD HAVE TO TAKE SIGNIFICANT CHARGES AGAINST EARNINGS.

In connection with the accounting for the Offer and a compulsory acquisition, Mylan expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, Mylan must assess, at least annually, whether the value of goodwill and indefinite-lived intangible assets has been impaired. Amortizing intangible assets will also be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, shareholder’s equity, and/or share price.

AN INABILITY TO IDENTIFY OR SUCCESSFULLY BID FOR SUITABLE ACQUISITION TARGETS, OR CONSUMMATE AND EFFECTIVELY INTEGRATE RECENT AND FUTURE POTENTIAL ACQUISITIONS, OR TO EFFECTIVELY DEAL WITH AND RESPOND TO UNSOLICITED BUSINESS PROPOSALS, COULD LIMIT MYLAN’S FUTURE GROWTH AND HAVE A MATERIAL ADVERSE EFFECT ON MYLAN’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

After the completion of the Offer, Mylan intends to continue to seek to expand its product line and/or business platform organically as well as through complementary or strategic acquisitions of other companies, products, or assets or through joint ventures, licensing agreements, or other arrangements. Acquisitions or similar arrangements may prove to be complex and time consuming and require substantial resources and effort. Mylan may compete for certain acquisition targets with companies having greater financial resources than Mylan or other advantages over Mylan that may hinder or prevent Mylan from acquiring a target company or completing another transaction, which could also result in significant diversion of management time, as well as substantial out-of-pocket costs.

If an acquisition is consummated, the integration of such acquired business, product, or other assets into Mylan may also be complex, time consuming, and result in substantial costs and risks. The integration process may distract management and/or disrupt Mylan’s ongoing businesses, which may adversely affect Mylan’s relationships with customers, employees, partners, suppliers, regulators, and others with whom Mylan has business or other dealings. In addition, there are operational risks associated with the integration of acquired businesses. These risks include, but are not limited to, difficulties in achieving or inability to achieve identified or anticipated financial and operating synergies, cost savings, revenue synergies, and growth opportunities; difficulties in consolidating or inability to effectively consolidate information technology and manufacturing platforms, business applications, and corporate infrastructure; the impact of pre-existing legal and/or regulatory issues, such as quality and manufacturing concerns, among others; the risks that the acquired business does not operate to the same quality, manufacturing, or other standards as Mylan does; the impacts of substantial indebtedness and assumed liabilities; challenges associated with operating in new markets; and the unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions, and/or domestic and foreign economic conditions.

In addition, in April 2015, Mylan received an unsolicited and subsequently withdrawn non-binding expression of interest from Teva Pharmaceutical Industries Ltd. (“Teva”) to acquire all of the outstanding Mylan Shares and may receive similar proposals in the future. Such unsolicited business proposals may not be consistent with or enhancing to our financial, operational, or market strategies (which we believe have proven to be successful), may not further (or be contrary to) the interests of our shareholders and other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates and may jeopardize the sustainable success of Mylan’s business. Moreover, the evaluation of and response to such unsolicited business proposals may nevertheless distract management and/or disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, partners, suppliers, regulators, and others with whom we have business or other dealings.

Mylan may be unable to realize synergies or other benefits, including tax savings, expected to result from acquisitions, joint ventures, or other transactions or investments Mylan may undertake, or Mylan may be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors, or deterioration in domestic and global economic conditions could reduce the anticipated benefits of any such transactions. Mylan also may inherit legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to Mylan.

Any one of these challenges or risks could impair Mylan’s growth and ability to compete, require Mylan to focus additional resources on integration of operations rather than other profitable areas, require Mylan to reexamine its business strategy, or otherwise cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

MYLAN’S ACTUAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.

The unaudited pro forma financial information contained in this prospectus is presented for illustrative purposes only and may not be an indication of what Mylan’s financial condition or results of operations would have been had the Offer been completed on the dates indicated. The unaudited pro forma financial information has been derived from the consolidated financial statements of Mylan and Meda and certain adjustments and assumptions have been made regarding Mylan after giving effect to the Offer. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by Mylan in connection with the Offer and, if applicable, a compulsory acquisition. In addition, the final amount of any charges relating to acquisition accounting adjustments that Mylan may be required to record will not be known until following the closing of the Offer and, if applicable, a compulsory acquisition. Accordingly, the actual financial condition and results of operations of Mylan following the completion of the Offer and, if applicable, a compulsory acquisition may not be consistent with, or evident from, this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Mylan’s business, financial condition, results of operations, cash flows, and/or share price following closing of the Offer, including, among others, those described herein. See “Unaudited Pro Forma Financial Information” beginning on page 148 of this prospectus.

MYLAN WILL NEED TO TIMELY AND EFFECTIVELY IMPLEMENT ITS INTERNAL CONTROLS OVER MEDA’S OPERATIONS AS REQUIRED UNDER THE SARBANES-OXLEY ACT OF 2002.

Following the completion of the Offer, Mylan will need to timely and effectively implement its own internal controls and procedures over Meda necessary for Mylan to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including the requirements to provide in the future an annual management assessment of the effectiveness of internal control over financial reporting (“ICFR”) and an audit report by

Mylan’s independent registered public accounting firm. Mylan intends, to the extent necessary, to take appropriate measures to establish or implement an internal control environment at Meda so that Mylan meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when required. However, it is possible that Mylan may experience delays in implementing any required controls or may be unable to implement the required internal financial reporting controls and procedures with respect to Meda. In addition, in connection with the audit of ICFR required under the Sarbanes-Oxley Act of 2002 by Mylan’s independent registered public accounting firm, Mylan may encounter problems or delays in completing the implementation of any recommended improvements or the independent registered public accounting firm may be unable to conclude that Mylan’s ICFR is effective. If Mylan cannot favorably assess the effectiveness of its ICFR, or if Mylan’s independent registered public accounting firm is unable to provide an audit report finding that Mylan’s ICFR is effective, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

WHILE MYLAN CURRENTLY EXPECTS THE OFFER TO BE IMMEDIATELY ACCRETIVE TO ITS ADJUSTED ANNUAL EARNINGS PER SHARE FOLLOWING ITS COMPLETION, A DECREASE OR DELAY IN THE EXPECTED ACCRETIVE EFFECT OF THE OFFER TO MYLAN’S ANNUAL ADJUSTED EARNINGS PER SHARE MAY NEGATIVELY AFFECT THE MARKET PRICE OF MYLAN SHARES.

Mylan currently expects the Offer to be accretive to its adjusted annual earnings per share immediately upon the completion of the Offer. This is based on certain assumptions and may change materially. Mylan could also encounter additional costs or other factors such as the failure to realize some or all of the benefits anticipated in the Offer or the difficulty of managing a larger company. Any of these factors could cause dilution to the earnings per share of the combined business, decrease or delay any potential accretive effect of the Offer, and/or have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

MYLAN WILL INCUR A SUBSTANTIAL AMOUNT OF INDEBTEDNESS TO ACQUIRE THE MEDA SHARES PURSUANT TO THE OFFER AND A COMPULSORY ACQUISITION.

In connection with the Offer, Mylan obtained the Bridge Credit Facility, which provides for loans of up to $6 billion to fund the cash portion of the consideration for the Offer and a compulsory acquisition, if applicable, and pay related transaction expenses. Mylan cannot guarantee that it will be able to generate sufficient cash flow to make all of the principal and interest payments under this indebtedness when such payments are due or that it will be able to refinance such indebtedness on favorable terms, or at all. The failure to so repay or refinance such indebtedness when due could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

DISRUPTION IN THE FINANCIAL MARKETS COULD AFFECT MYLAN’S ABILITY TO REFINANCE THE BRIDGE CREDIT FACILITY ON FAVORABLE TERMS, OR AT ALL.

If and to the extent drawn, the Bridge Credit Facility must be repaid within 364 days of the funding date. Mylan anticipates refinancing, or obtaining alternative financing to repay, the Bridge Credit Facility. Disruptions in the commercial credit markets or uncertainty in the United States, European Union or elsewhere could result in a tightening of financial markets. As a result of financial market turmoil or other economic, financial or commercial factors, Mylan may not be able to obtain alternate financing in order to repay the Bridge Credit Facility or refinance the Bridge Credit Facility on favorable terms, or at all. The failure to so repay or refinance such indebtedness when due could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

If Mylan is unable to successfully obtain alternative financing or refinance the Bridge Credit Facility on favorable terms and conditions (including, but not limited to, pricing and other fee payments), this could result in additional costs to Mylan. If Mylan is unable to obtain alternate financing or refinance at all, the outstanding amounts under the Bridge Credit Facility must be repaid within 364 days after the funding date.

MYLAN WILL HAVE SIGNIFICANT ADDITIONAL INDEBTEDNESS WHICH COULD ADVERSELY AFFECT MYLAN’S FINANCIAL CONDITION, PREVENT MYLAN FROM FULFILLING ITS OBLIGATIONS WITH RESPECT TO SUCH INDEBTEDNESS AND IMPOSE OTHER FINANCIAL AND OPERATING RESTRICTIONS ON MYLAN. ANY REFINANCING OF THIS DEBT COULD BEAR SIGNIFICANTLY HIGHER INTEREST RATES.

Mylan’s increased indebtedness following the completion of the Offer and, if applicable, a compulsory acquisition could have adverse consequences, including but not limited to:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate;

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

•	increasing our vulnerability to increases in interest rates in general because a substantial portion of our indebtedness bears interest at floating rates; and

•	placing us at a competitive disadvantage to our competitors that have less debt.

In addition, although the Combined Company is expected to maintain an investment grade credit rating, Mylan’s increased indebtedness following the completion of the Offer and, if applicable, a compulsory acquisition could result in a downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries. A downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries could increase the cost of further borrowings or refinancings of such indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

The terms of Mylan’s indebtedness today impose, and any additional indebtedness we incur in the future, or may impose, significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, prepay other indebtedness, sell assets, incur certain liens, enter into agreements with our affiliates and restrict our subsidiaries’ ability to pay dividends, merge or consolidate. In addition, certain of our credit facilities and accounts receivable securitization facility, as well as certain agreements governing Meda’s indebtedness, require the respective company to maintain specified financial ratios. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare our indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price. See “Risk Factors Related to Meda—Meda may be unable to continue to secure financing on agreeable terms and a sudden change in Meda’s liquidity could impede its ability to fulfill existing payment obligations as they become due.”

LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN.

Mylan’s success after the completion of the Offer will depend in part upon its ability to retain key employees of Mylan and Meda. Prior to and following the completion of the Offer, employees of Mylan and Meda might experience uncertainty about their future roles with Mylan following the completion of the Offer, which might adversely affect Mylan’s ability to retain key managers and other employees of both companies. Competition for qualified personnel in the pharmaceutical industry is very intense. Mylan may lose key personnel or may be unable to attract, retain, and motivate qualified individuals or the associated costs to Mylan may increase significantly, which could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan.

Risks Related to the Offer

THE VALUE OF THE SHARE PORTION OF THE OFFER CONSIDERATION IS DEPENDENT ON THE MARKET PRICE OF MYLAN SHARES. BECAUSE THE MARKET PRICE OF MYLAN SHARES AND THE EXCHANGE RATE BETWEEN USD AND SEK MAY FLUCTUATE, THE MARKET VALUE OF THE MYLAN SHARES THAT WILL BE ISSUED IN CONNECTION WITH THE OFFER MAY FLUCTUATE.

Unless Mylan adjusts the Offer consideration in the event the Share Cap is exceeded, each Meda shareholder who tenders into the Offer will receive, in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,

(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or

(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

Because there is a fixed exchange ratio of 0.386 Mylan Shares per Meda share when the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, Meda shareholders will bear the risk of declines in the market price of Mylan Shares that cause the Offeror Average Closing Price to fluctuate within that range.

The Offeror Average Closing Price could vary significantly from the market value of Mylan Shares as of the date of this prospectus or as of the dates on which Meda shareholders tender their shares, which could result in the value of the share portion of the Offer consideration being lower than it would have been as of such dates. In addition, the value of the share portion of the Offer consideration will never exceed SEK 33 in Mylan Shares per Meda share (based on the Offeror Average Closing Price converted from USD to SEK at the Announcement Exchange Rate).

Until Mylan declares the Offer unconditional, which will not occur until such time as the conditions to the Offer, including the condition that holders of more than 90 percent of the outstanding Meda shares tender their shares into the Offer, have either been satisfied or waived, the Offeror Average Closing Price cannot be calculated. As a result, Meda shareholders may be uncertain of the value of the share portion of the Offer consideration when they make the decision to tender their shares. Similarly, Mylan will not announce whether it is electing to adjust the

Offer consideration in the event the Share Cap is exceeded until it declares the Offer unconditional, so Meda shareholders may be uncertain of the allocation of the Offer consideration between cash and Mylan Shares when they make the decision to tender their shares.

The terms of the Offer do not provide for an adjustment mechanism in the case of any increases or decreases in the price of Mylan Shares or Meda shares after the Offeror Average Closing Price is publicly announced, including with respect to Meda shares that are tendered during any subsequent acceptance period. While settlement for the initial acceptance period is expected to take place within five business days after the date that the Offer is declared unconditional, the market value of the Mylan Shares that tendering Meda shareholders will receive in the Offer could still vary significantly from the Offeror Average Closing Price.

See “Comparative Market Price and Dividend Information” beginning on page 19 of this prospectus for the historical high and low sales prices of Mylan Shares and Meda shares, as well as the historical cash dividends per Mylan Share and Meda share, respectively. You are urged to obtain current market quotations for Mylan Shares and Meda shares when you consider whether to tender your Meda shares pursuant to the Offer.

The number of Mylan Shares that will be issued as the share portion of the Offer consideration is based upon the Announcement Exchange Rate. Fluctuations in the exchange rate between USD and SEK may further affect the value in SEK of the Mylan Shares that are issued in connection with the Offer. There will be no adjustment to the Offer consideration based on fluctuations in currency rates from the Announcement Exchange Rate. Accordingly, if the value of SEK falls relative to USD, the Offer consideration will consist of a lower value in SEK terms to Meda shareholders, which could cause the total Offer consideration to fall below SEK 152 at prevailing SEK/USD exchange rates.

See “Exchange Rate Information” beginning on page 15 of this prospectus for historical SEK to USD exchange rate information. You are urged to obtain current market currency exchange rates when you consider whether to tender your Meda shares pursuant to the Offer.

THE OFFER MAY NOT BE COMPLETED ON THE TERMS OR TIMELINE CURRENTLY CONTEMPLATED, OR AT ALL.

Mylan’s obligation to complete the Offer is subject to the satisfaction or waiver of a number of customary closing conditions, including (i) holders of more than 90 percent of the outstanding Meda shares tendering their shares into the Offer and (ii) receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities.

Since the fulfillment of these conditions is beyond Mylan’s control, there are no guarantees as to when the Offer will be completed, or that it will be completed at all. Uncertainty in the financial markets regarding if or when the Offer will be completed may negatively affect the price of Mylan Shares and/or Meda shares. In addition, to grant such clearances, approvals, and decisions, competition authorities may impose requirements, limitations, or costs on the conduct of Mylan’s businesses or require divestitures after completion of the Offer that could delay the completion of the Offer or may reduce the anticipated benefits of the Offer.

If the proposed acquisition of Meda is not completed for any reason, Mylan and/or Meda would be subject to a number of risks, including, among others:

•	incurring substantial expenses and costs, including legal, accounting, financing, and advisory fees, that Mylan and/or Meda would be unable to recover; and

•	negative reactions from the financial markets or from Mylan’s and/or Meda’s respective customers, vendors, and employees.

Any of these factors could have a material adverse effect on Mylan’s or Meda’s respective business, financial condition, results of operations, cash flows, and/or share price.

THE OFFER MAY ADVERSELY AFFECT THE LIQUIDITY AND VALUE OF NON-TENDERED MEDA SHARES.

In the event that not all of the Meda shares are tendered into the Offer and we accept for exchange those shares tendered into the Offer, the number of shareholders and the number of Meda shares held by individual holders will be greatly reduced. As a result, Mylan’s acceptance of Meda shares for exchange in the Offer could adversely affect the liquidity and could also adversely affect the market value of the remaining Meda shares held by the public. If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm. As a result of such delisting, Meda shares not tendered pursuant to the Offer may become illiquid and may be of reduced value. See “Risk Factors Related to Mylan and the Offer—Holders of Meda shares that do not accept the Offer and whose Meda shares are acquired by Mylan in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer” beginning on page 28 of this prospectus.

HOLDERS OF MEDA SHARES THAT DO NOT ACCEPT THE OFFER AND WHOSE MEDA SHARES ARE ACQUIRED BY MYLAN IN THE COMPULSORY ACQUISITION PROCEEDINGS MAY NOT RECEIVE PAYMENT FOR A SIGNIFICANT PERIOD OF TIME AFTER COMPLETION OF THE OFFER.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. It may take 18 months or more from initiation of the compulsory acquisition procedure until the arbitration tribunal decides on the purchase price. Thereafter, cash consideration will be distributed to the holders of Meda shares whose shares are acquired through the compulsory acquisition procedure, together with interest thereon at a market rate set by the Swedish Central Bank pursuant to Swedish law. If advance title (Sw. förhandstillträde) to the Meda shares is obtained by Mylan (which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed), the arbitration tribunal may issue a separate award with respect to that portion of the purchase price that is not disputed by Mylan. In that case, Mylan would be obliged to pay such portion prior to the final arbitration award.

As a result, holders of Meda shares who do not accept the Offer and whose Meda shares are subsequently acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer. See “The Offer—Compulsory Acquisition.”

MYLAN MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE OFFER, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE COMPLETION OF THE OFFER, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE OFFER.

The Offer is subject to customary closing conditions. These closing conditions include, among others, the effectiveness of the registration statement of which this prospectus forms a part and the receipt of the relevant approvals under the antitrust and competition laws of certain countries under which filings or approvals are required.

The governmental agencies from which Mylan will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the Offer, such agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of Mylan’s businesses after completion of the Offer. These requirements, limitations, costs, divestitures, or restrictions could delay the completion of the Offer or may reduce the anticipated benefits of the Offer. Further, no assurance can be given that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions, and timing of the consents and approvals. Mylan’s obligation to consummate the Offer is subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable. However, pursuant to the Swedish Takeover Rules, Mylan is only permitted to withdraw the Offer on the basis of actions required to be taken to obtain regulatory, governmental or similar clearances if such actions are of material importance to Mylan’s acquisition of Meda.

If Mylan agrees to any material requirements, limitations, costs, divestitures, or restrictions in order to obtain any approvals required to consummate the Offer, these requirements, limitations, costs, divestitures or restrictions could adversely affect Mylan’s ability to integrate Mylan’s operations with Meda or reduce the anticipated benefits of the Offer. This could delay the completion of the Offer or have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. For further information regarding required approvals and consents, see “The Offer—Regulatory Approvals” beginning on page 83 of this prospectus.

THE MARKET PRICE OF MYLAN SHARES AFTER THE OFFER MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE CURRENTLY AFFECTING MEDA SHARES.

The businesses of Mylan and Meda differ in many respects, including relative focus on specialty brands, generics and OTC and, accordingly, the results of operations of Mylan and the market price of Mylan Shares after the Offer may be affected by factors different from those currently affecting the independent results of operations of Mylan and Meda and the market price of Meda shares. For a discussion of the businesses of Mylan and Meda and of certain factors to consider in connection with their respective businesses, see the Mylan documents incorporated by reference into this prospectus and referred to under “Where You Can Find More Information” beginning on page 162 of this prospectus, the audited consolidated financial statements and related notes thereto of Meda included in this prospectus and the description of Meda’s business included in the section of this prospectus entitled “Information Regarding Meda.” See “Comparative Market Price and Dividend Information” beginning on page 19 of this prospectus for additional information on the historical market value of Mylan Shares and Meda shares.

THE MARKET FOR MYLAN SHARES MAY BE ADVERSELY AFFECTED BY THE ISSUANCE OF MYLAN SHARES PURSUANT TO THE OFFER.

In connection with the completion of the Offer, and as described and based on the assumptions set forth in the section of this prospectus entitled “The Offer—Ownership of Mylan After the Offer” beginning on page 59, Mylan expects to issue approximately 28.2 million Mylan Shares in connection with the Offer. The issuance of these new Mylan Shares could have the effect of depressing the market price for Mylan Shares.

Other than the Mylan Shares held by Stena and Fidim subject to certain selling restrictions pursuant to the shareholder agreements entered into between Mylan and each of Stena and Fidim, the new Mylan Shares to be issued in connection with the Offer will be freely tradable upon completion of the Offer. The issuance of Mylan Shares to Meda shareholders who may not have the ability or wish to hold such shares, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Mylan Shares.

THE MYLAN SHARES TO BE RECEIVED BY MEDA SHAREHOLDERS IN CONNECTION WITH THE OFFER WILL HAVE DIFFERENT RIGHTS FROM THE MEDA SHARES.

There will be material differences between the current rights of holders of Meda shares and the rights such holders can expect as shareholders of Mylan. Under the terms of the Offer and if the Offer is completed, Meda shareholders will receive a combination of Mylan Shares and cash consideration, and will consequently become holders of Mylan Shares. Mylan is organized under the laws of the Netherlands and Meda is organized under the laws of Sweden. Therefore, differences in the rights of holders of Mylan Shares and Meda shares arise both from differences between the Mylan Articles and the Meda Articles and also from differences between Dutch and Swedish law. As holders of Mylan Shares, your rights with respect thereto will be governed primarily by Dutch law, including the Dutch Civil Code and the Dutch Corporate Governance Code, as well as Mylan’s constituent documents. For a detailed discussion of the material differences between the current rights of Meda shareholders, and the rights you can expect as a holder of Mylan Shares, please see our discussion in the section of this prospectus entitled “Comparison of Shareholders’ Rights” beginning on page 120.

Certain features of our governance arrangements or that are otherwise available under Dutch law may discourage, delay, or prevent a change in control of Mylan, even if such a change in control is sought by Mylan’s shareholders. This may affect the market price of Mylan Shares. See “Description of Ordinary Shares—Protective Measures” beginning on page 177 of this prospectus for summaries of such anti-takeover provisions.

THE PRIMARY LISTING OF THE MYLAN SHARES IS IN THE U.S. WHICH MAY EXPOSE NON-U.S. SHAREHOLDERS TO ADDITIONAL RISKS.

The primary listing for the Mylan Shares to be delivered in connection with the Offer will be NASDAQ, and such shares will also be listed secondarily on the TASE. The Mylan Shares listed on NASDAQ are traded in USD and the value of the Mylan Shares for a non-U.S. shareholder will not only be dependent on the value of Mylan following completion of the Offer, but also on the applicable exchange rate. For example, changes in the SEK/USD exchange rate may have an adverse effect on the value in SEK of Mylan Shares, notwithstanding the absence of any material events affecting Mylan’s business and its share price following completion of the Offer. Further, the fact that the Mylan Shares will not be listed in Sweden may cause additional transaction costs and logistical challenges for persons holding their Mylan Shares through Euroclear, such as delays in effecting transactions in Mylan Shares.

MYLAN DOES NOT ANTICIPATE PAYING DIVIDENDS FOR THE IMMEDIATE FUTURE, AND MEDA SHAREHOLDERS WHO RECEIVE MYLAN SHARES IN CONNECTION WITH THE OFFER MUST RELY ON INCREASES IN THE TRADING PRICE OF MYLAN SHARES TO OBTAIN A RETURN ON THEIR INVESTMENT.

Mylan does not anticipate paying dividends in the immediate future. Mylan anticipates that it will retain all earnings, if any, to support its operations and to pursue additional transactions to deliver additional shareholder value. Any future determination as to the payment of dividends will, subject to Dutch law requirements, be at the sole discretion of the Mylan Board and will depend on Mylan’s financial condition, results of operations, capital requirements, and other factors the Mylan Board deems relevant at that time. Mylan shareholders must rely on increases in the trading price of their shares to obtain a return on their investment in the foreseeable future.

If Mylan were to pay dividends in the future with respect to the Mylan Shares, it would administer payment of such dividends to holders of shares registered with Euroclear through Euroclear. However, the methodology for providing payments of dividends through Euroclear has not yet been established and no agreement with Euroclear regarding administration of dividends has been entered into. The absence of an agreement with Euroclear does not deprive holders of Mylan Shares registered with Euroclear of the right to receive future dividend payments, if any, but may cause delays and other problems in relation to the administration of the dividend.

Furthermore, any dividends paid to holders of shares registered with Euroclear would be subject to the risk of exchange rate fluctuations. If the Combined Company were to pay dividends in the future with respect to the Mylan Shares, such dividends will be paid in USD. However, investors whose shares are registered with Euroclear would receive dividend distributions in SEK. Any depreciation of the USD in relation to SEK could reduce the value of the investment or of any dividends. In addition, the holding of shares registered with Euroclear by an investor whose principal currency is not SEK would expose the investor to additional foreign currency exchange rate risk.

DUAL AFFILIATION WITH SECURITIES DEPOSITORIES MAY ENTAIL LOGISTICAL AND TECHNICAL CHALLENGES FOR SHAREHOLDERS WHOSE SHARES ARE REGISTERED WITH EUROCLEAR.

The Mylan Shares are deposited with the Depository Trust Company and the Mylan Shares to be issued in connection with the Offer will be delivered to Meda shareholders through the system of Euroclear. It is possible that this arrangement will entail logistical and technical challenges for Meda shareholders whose shares are registered with Euroclear. Such challenges may include delays in transfers of shares between the depositories, receiving any dividends, notices distributed via the depositories, and difficulties in exercising any or all of the shareholder’s rights, such as attending annual shareholder meetings.

MEDA SHAREHOLDERS WILL HAVE A REDUCED OWNERSHIP AND VOTING INTEREST AFTER THE COMPLETION OF THE OFFER AND WILL EXERCISE LESS INFLUENCE OVER THE MANAGEMENT AND POLICIES OF MYLAN THAN THEY DO OVER MEDA.

When Meda shares are accepted in the Offer, each participating Meda shareholder will become a shareholder of Mylan with a percentage ownership of Mylan that is much smaller than the shareholder’s percentage ownership of Meda. Mylan has assumed, solely for the purposes of this calculation that (i) the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million, (ii) the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 514.6 million, (iii) Mylan will not adjust the Offer consideration in the event the Share Cap is exceeded, (iv) the Offeror Average Closing Price will be between $30.78 and $50.74 and (v) 100 percent of the outstanding Meda shares will be tendered into the Offer. Based on these assumptions, we expect that Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer. As a result, Meda shareholders will have less influence over the management and policies of Mylan than they now have over the management and policies of Meda.

In addition, if Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. Because shares acquired pursuant to a compulsory acquisition procedure must be paid for in cash, holders of such Meda shares will not receive Mylan Shares as part of the consideration for their Meda shares, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had all Meda shareholders tendered their shares into the Offer.

Similarly, if Mylan adjusts the Offer consideration in the event the Share Cap is exceeded (by increasing the cash portion of the Offer consideration and correspondingly decreasing the share portion of the Offer consideration), former Meda shareholders will receive fewer Mylan Shares than they otherwise would have been delivered had Mylan not adjusted the Offer consideration, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had Mylan not adjusted the Offer consideration.

EACH OF STENA AND FIDIM MAY HAVE INTERESTS IN THE OFFER THAT MAY BE DIFFERENT FROM, OR IN ADDITION TO, THE INTERESTS OF THE OTHER MEDA SHAREHOLDERS.

Stena and Fidim, which as of February 10, 2016 owned approximately 21 percent and 9 percent, respectively, of the outstanding shares and votes of Meda, have each entered into an irrevocable undertaking with Mylan, pursuant to which each has agreed to accept the Offer, subject to certain conditions. In addition, each of Stena and Fidim have entered into a shareholder agreement with Mylan, pursuant to which, among other things, each is restricted for a certain period from disposing of the Mylan Shares it receives pursuant to the Offer and from voting against the recommendation of the Mylan Board. As a result of these agreements, each of Stena and Fidim may have interests in the Offer that are different from, or in addition to, or may be deemed to conflict with, interests of the other Meda shareholders. Meda shareholders are encouraged to evaluate the Offer based on their own individual circumstances. See “The Offer—Irrevocable Undertakings to Accept the Offer; Shareholder Agreements” beginning on page 80 of this prospectus.

MYLAN WILL INCUR SIGNIFICANT TRANSACTION-RELATED COSTS IN CONNECTION WITH THE OFFER, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON MYLAN’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND/OR SHARE PRICE.

Mylan will incur significant transaction costs relating to the Offer, including legal, accounting, financial advisory, regulatory, and other expenses, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price. Many of these expenses are payable by Mylan whether or not the Offer is completed. Most of these expenses will be comprised of transaction costs related to the Offer and the Bridge Credit Facility. Mylan will also incur transaction fees and costs related to formulating integration plans. These fees and costs may be higher or lower than estimated. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses.

Although Mylan expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Mylan to offset incremental transaction-related costs over time, this net benefit may not be achieved in the near term, or at all.

THE BUSINESS RELATIONSHIPS OF MYLAN AND MEDA, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE OFFER.

Parties with which Mylan and Meda currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Offer, including with respect to current or future business relationships with Mylan, Meda or the Combined Company. As a result, the business relationships of Mylan and Meda may be subject to disruptions if customers, suppliers, or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or Meda. For example, certain customers and collaborators may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Offer. These disruptions could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or the Combined Company or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of Meda. The effect of such disruptions could be exacerbated by a delay in the completion of the Offer.

IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH MEDA, INCLUDING CERTAIN DEBT AGREEMENTS, DO NOT CONSENT, CHANGE OF CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE OFFER, WHICH COULD CAUSE THE COMBINED COMPANY TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS.

Meda is party to agreements that contain change-of-control, or certain other provisions that will be triggered as a result of the Offer and/or the completion of the Offer. If the counterparties to these agreements do not consent to the proposed acquisition of Meda by Mylan, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Meda incurring liabilities as a consequence of breaching such agreements, or causing the Combined Company to lose the benefit of such agreements or incur costs in seeking replacement agreements.

Meda has certain debt obligations that contain change-of-control, or certain other provisions, that will be triggered as a result of the Offer and/or the completion of the Offer. If these provisions are triggered, the debt obligations may have to be repurchased, refinanced or otherwise settled. Mylan cannot assure you that sufficient funds will be available to repurchase any outstanding debt obligations or that Mylan will be able to refinance or otherwise settle such debt obligations on favorable terms, if at all.

THE OFFER, IF SUCCESSFUL, WILL TRIGGER PROVISIONS CONTAINED IN CERTAIN OF MEDA’S EMPLOYEE BENEFIT PLANS OR AGREEMENTS THAT WILL REQUIRE MYLAN TO MAKE CHANGE IN CONTROL PAYMENTS.

Certain of Meda’s employee benefit plans and agreements contain provisions providing for compensation to be paid to, or received by, certain Meda employees in connection with a change in control. If successful, the Offer would constitute a change in control of Meda, thereby giving rise to change in control payments.

Risks Related to Mylan’s Business

You should read and consider risk factors specific to Mylan’s business that will also affect the Combined Company after the Offer, described in Part I, Item 1A of Mylan N.V.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents that are incorporated by reference into this prospectus. Except as set forth below, there have been no material changes in Mylan’s risk factors from those disclosed in such Annual Report. See “Where You Can Find More Information” beginning on page 162 of this prospectus for the location of information incorporated by reference in this prospectus.

WE EXPECT TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS (INCLUDING UNDER APPLICABLE INCOME TAX TREATIES), REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE EPD TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT US.

Under current U.S. law, we believe that we should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of Mylan’s acquisition of the EPD Business and Mylan Inc. (the “EPD Transaction”). Changes to Section 7874 of the Internal Revenue Code (the “Code”) or, to the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, or to other relevant tax laws (including applicable income tax treaties), could affect our status as a non-U.S. corporation for U.S. federal income tax purposes and the tax consequences to us and our affiliates. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated now that the EPD Transaction has closed. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, or if the relevant tax laws (including applicable income tax treaties) change, we would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation or if the relevant tax laws (including applicable income tax treaties) had not changed.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete a transaction in which it becomes a subsidiary of a non-U.S. corporation (commonly known as an “inversion transaction”) or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014 and November 19, 2015, the U.S. Treasury Department issued notices (the “Notices”) announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after September 22, 2014. Those regulations were promulgated as temporary U.S. Treasury Regulations on April 4, 2016, and they do not affect our belief that we expect to be treated as a non-U.S. corporation for U.S. federal income tax purposes.

In the Notices, the U.S. Treasury Department also announced that it expected to issue additional guidance to further limit and reduce the benefits of certain inversion transactions. In particular, it stated that it was considering regulations that may limit the ability of certain foreign-owned U.S. corporations to deduct certain interest payments (so-called “earnings stripping”). On April 4, 2016, the U.S. Treasury Department issued such regulations in the form of proposed U.S. Treasury Regulations. Proposed U.S. Treasury Regulations do not currently have the force of law, however, the rules described in the proposed U.S. Treasury Regulations will apply to certain intercompany arrangements entered into on or after April 4, 2016 if and when the regulations are adopted in final form. The U.S. Treasury Department stated that it intends to finalize swiftly such proposed U.S. Treasury Regulations.

Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions and on May 20, 2015, the U.S. Treasury Department announced its intention to revise certain provisions of the model income tax treaties, which, if ultimately adopted by the U.S. and relevant jurisdictions, could reduce potential tax benefits for us and our affiliates by imposing U.S. withholding taxes on particular payments from our U.S. affiliates to related and unrelated foreign persons. Any such future regulatory or legislative actions regarding inversion transactions or any other changes in relevant tax laws (including under applicable income tax treaties), if taken, could apply to us, could disadvantage us as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or ordinary share price.

RISK FACTORS RELATED TO MEDA

In deciding whether to accept the Offer, Meda shareholders should consider carefully the following risk factors and the risk factors set forth under the caption “Risk Factors Related to Mylan and the Offer,” in addition to the other information contained in or incorporated by reference into this prospectus, including the matters addressed under the caption “Forward-Looking Statements.” The following risk factors related to Meda’s business reflect Meda’s views and should be read in conjunction with the consolidated financial statements of Meda and related notes thereto included in this prospectus beginning on page F-1.

MEDA MAY BE UNABLE TO MAINTAIN ITS CURRENT MARGINS ON PRODUCTS DUE TO THE EXPIRATION OF PATENTS, COMPETITOR PRICING, CHANGES IN THE PAYOR ENVIRONMENT OR A DECREASE IN CONSUMER DEMAND.

The pharmaceutical industry is highly competitive. Price pressure has been and can be expected to remain significant within Meda’s business areas, particularly when patents expire. There is thus a risk that Meda will not be able to maintain its current margins on products. There is also a risk that Meda’s product candidates or products developed by Meda’s partners will not be preferred over existing or newly developed products, which may negatively affect Meda’s operations and financial position. Future products in development by other pharmaceutical companies may result in increased competition and lower sales of Meda’s products.

Some Meda products entitle the end customer to remuneration from paying third parties, such as private insurance companies and public authorities. Changes among such bodies in terms of their scope, efforts, guidelines and ability to influence pricing of and demand for pharmaceuticals may result in negative commercial and financial effects for Meda.

Other Meda products are not reimbursed by third parties. Reduced purchasing power of the end consumer may lead to decrease in demand and/or the will to spend money on such products, which may result in lower sales of Meda’s products.

AN ECONOMIC DOWNTURN OR OTHER MACROECONOMIC TRENDS MAY CAUSE A DECREASE IN DEMAND AND MAY CONSEQUENTLY HAVE A NEGATIVE IMPACT ON MEDA’S EARNINGS AND FINANCIAL POSITION.

Although Meda operates in a large number of geographical markets and its products may be vital for the patient irrespective of economic trends, there is a risk that a recession may lead to a decreased demand for Meda’s products and consequently have a negative impact on Meda’s earnings and financial position.

MEDA’S PRODUCTS OR OPERATIONS MAY BECOME SUBJECT TO INCREASED OR CHANGED REQUIREMENTS OR RESTRICTIONS FROM REGULATORY AUTHORITIES, WHICH COULD HAVE NEGATIVE COMMERCIAL AND FINANCIAL EFFECTS FOR MEDA.

Meda is dependent on and subject to the actions of public authorities. Such actions include changes in regulations on pricing and discounting of drugs or changes in the conditions for prescribing a certain drug. If Meda’s products or operations become subject to further or changed requirements or restrictions from regulatory authorities, it could have negative commercial and financial effects for Meda.

CHALLENGES INHERENT IN DEVELOPING BUSINESS IN EMERGING MARKETS MAY IMPEDE THE FUTURE GROWTH OF MEDA’S PRODUCT PORTFOLIO.

Meda operates in a large number of countries through its own sales organization and through distributors that manage the sales of Meda’s products in some markets. In some of these countries, particularly the emerging markets, the financial, political and social situation may be unstable. Meda’s focus on continuing to develop business in emerging markets is a significant factor for Meda’s future growth prospects. Changes in laws and regulations regarding Meda’s products, intellectual property rights, increased taxes, or import restrictions, as well as political and economic uncertainty in those countries may result in negative consequences for Meda’s business, expected earnings and financial position.

SALES OF CERTAIN MEDA PRODUCTS MAY BE ADVERSELY AFFECTED BY UNANTICIPATED SEASONAL VARIATIONS OUTSIDE MEDA’S CONTROL.

A portion of Meda’s sales are dependent on seasonal variations that Meda cannot influence. For instance, a short pollen season or a season with low pollen counts may lead to reduced sales of certain of Meda’s products in the key respiratory area (asthma and allergy), resulting in a negative effect on Meda’s sales.

SALES OF MEDA PRODUCTS THAT ARE PROTECTED BY PATENTS MAY BE NEGATIVELY IMPACTED BY COMPETITION FROM GENERIC PRODUCTS ONCE THE PATENTS EXPIRE.

Generic products are drugs which contain the same active substance or substances as the original drug product whose patent has expired. Expirations of patents and increased price competition from generic products competing with Meda’s products may result in negative commercial and financial effects for Meda.

AN INCREASE IN PARALLEL TRADE MAY HAVE NEGATIVE COMMERCIAL AND FINANCIAL EFFECTS FOR MEDA.

Differences in the price of pharmaceuticals in markets where Meda operates may lead to an increase in parallel imports, with Meda’s products being purchased at a lower price in certain markets and then competing with Meda’s sales in other markets. Increased parallel trade may result in negative commercial and financial effects for Meda.

THERE IS A RISK THAT NEW PRODUCT LAUNCHES OR LAUNCHES OF EXISTING PRODUCTS IN NEW MARKETS WILL NOT SUCCEED, WHICH COULD NEGATIVELY IMPACT MEDA’S EXPECTED EARNINGS AND FINANCIAL POSITION.

Launching a new drug takes time and involves considerable investments in marketing, stocking of products before launch, as well as other types of costs. The success of new products is of particular importance for Meda because new product launches are intended to contribute to Meda’s organic growth. There is a risk that new product launches will not succeed for various reasons, including inability to demonstrate a differentiated profile for the product or the undermining of intellectual property rights. New products or product launches that are not successful might have a negative impact on Meda’s expected earnings and financial position.

Success when establishing existing products in new markets is also of importance for Meda. There is a risk that the launch of existing products in new markets will not succeed for various reasons, including inability to correctly identify and utilize relevant sales and marketing opportunities for the product, inability to create a differentiated profile for the product and the undermining of intellectual property rights. Unsuccessful launches of existing products in new markets may have a negative impact on Meda’s expected earnings and financial position.

MEDA’S SALES AND EARNINGS MAY BE NEGATIVELY IMPACTED IF MEDA’S BUSINESS PARTNERS DO NOT MEET THEIR OBLIGATIONS UNDER THEIR PARTNERSHIP AND/OR LICENSE AGREEMENTS.

Meda actively collaborates in marketing, sales and development with other pharmaceutical companies. The companies Meda enters into partnership and/or license agreements with may not meet their obligations under such agreements. Their failure to do so could have a negative impact on Meda’s sales and earnings. There is also a risk that Meda will not be able to enter into partnership and/or license agreements on terms that are acceptable to Meda in the future, which could have a negative impact on Meda’s sales and earnings.

THERE CAN BE NO GUARANTEE THAT CLINICAL TRIALS WILL RESULT IN MEDA RECEIVING THE REQUISITE APPROVAL FROM AUTHORITIES OR LEAD TO NEW PRODUCTS THAT CAN BE SOLD ON THE MARKET, EITHER OF WHICH MAY NEGATIVELY AFFECT MEDA’S EXPECTED SALES, EARNINGS AND FINANCIAL POSITION.

Prior to the sale of certain new products, Meda or its partners must demonstrate the potential product’s safety and efficacy for humans. There can be no guarantee that clinical trials or other studies conducted by Meda or its partners will demonstrate the level of safety and efficacy necessary to receive the requisite approval from the authorities, or that they will result in products that can be sold on the market, either of which may negatively affect Meda’s expected sales, earnings and financial position.

DISRUPTIONS IN MEDA’S MANUFACTURING OPERATIONS FOR ITS PRODUCTS MAY NEGATIVELY IMPACT EARNINGS AS MEDA’S ABILITY TO MANUFACTURE SUFFICIENT VOLUMES OF PRODUCTS TO MEET DEMAND MAY BE IMPAIRED.

Meda’s manufacturing operations for its products consists of a chain of processes, where interruptions or disruptions at any stage could impact Meda’s ability to manufacture sufficient volumes of products to meet the demand. Such interruptions could have a negative impact on Meda’s operations, financial position and earnings.

COMPETITION FOR EXPERIENCED EMPLOYEES CAN BE INTENSE, AND AN INABILITY TO ATTRACT AND RETAIN KEY EMPLOYEES MAY NEGATIVELY IMPACT MEDA’S BUSINESS, FINANCIAL POSITION AND EARNINGS.

Meda is highly dependent on a number of key employees. The loss of one or more of these individuals could have negative financial and commercial implications for Meda. Meda’s ability to recruit and retain qualified employees is of utmost importance in order to secure the appropriate level of expertise within Meda. Given the intense competition for experienced employees among pharmaceutical companies, there is a risk of losing key employees, which could have a negative impact on Meda’s operations, financial position and earnings.

PRODUCT LIABILITY CLAIMS FOR DAMAGES BROUGHT AGAINST MEDA MAY NEGATIVELY AFFECT MEDA’S OPERATIONS AND PROFITABILITY.

Product development, clinical trials, production, sales and marketing of Meda’s products are subject to product liability risk. Although Meda has product liability insurance protection, there is a risk that Meda’s insurance will not fully cover claims for liability for damages relating to the use of its products. This could negatively affect Meda’s operations and profitability.

MEDA MAY BE UNSUCCESSFUL IN PREVENTING INFRINGEMENT OF ITS INTELLECTUAL PROPERTY RIGHTS OR MAY BE HELD LIABLE FOR INFRINGEMENT OF OTHERS’ INTELLECTUAL PROPERTY RIGHTS, EITHER OF WHICH COULD HAVE A NEGATIVE IMPACT ON MEDA’S OPERATIONS AND PROFITABILITY.

Meda invests significant sums in product development and acquires intellectual property developed by other companies. In order to support a return on these investments, Meda actively asserts its intellectual property rights and closely monitors the activities of its competitors, including competitors’ possession of intellectual property rights. However, there is a risk that Meda’s rights could be infringed upon. Should this occur, there is a risk that Meda would be unable to assert its rights to the extent expected in legal proceedings, because the scope of protection is considered to be too narrow, because Meda’s rights are considered invalid or for other reasons, which could have a negative impact on Meda’s operations and profitability.

There is a risk that Meda’s products and/or trademarks will be alleged or deemed to infringe on the rights of others. Thus, Meda may be drawn into court proceedings for alleged infringement of the rights of others. If this happens, there is a risk that Meda may be liable to pay significant damages, which would have a negative impact on Meda’s operations and profitability.

Furthermore, Meda is dependent on know-how and it cannot be ruled out that competitors may develop similar know-how, or that Meda will be unable to protect its know-how effectively, which may negatively affect Meda’s operations and profitability.

ANY POSSIBLE VIOLATIONS OF MEDA’S INTERNAL COMPLIANCE POLICIES AND GUIDELINES OR CODE OF CONDUCT FOR SUPPLIERS MAY HAVE SIGNIFICANT NEGATIVE EFFECTS ON MEDA’S OPERATIONS AND BRAND.

Meda has adopted various internal compliance policies and guidelines as well as a code of conduct for suppliers, focusing inter alia on responsible business practices, environmental management and anti-corruption. Any possible violations of such policies and guidelines or applicable anti-corruption laws, anti-money laundering laws and/or similar laws applicable to Meda may have significant negative effects on Meda’s expected sales, earnings, financial position and brand.

MEDA MAY BE UNABLE TO CONTINUE TO SECURE FINANCING ON AGREEABLE TERMS AND A SUDDEN CHANGE IN MEDA’S LIQUIDITY COULD IMPEDE ITS ABILITY TO FULFILL EXISTING PAYMENT OBLIGATIONS AS THEY BECOME DUE.

The ability of Meda to meet future capital needs is to a large extent depending on the successful sale of Meda’s products. In order to finance acquisitions of companies, acquisitions of product rights or other measures undertaken to achieve strategic objectives, the future operations of Meda may need additional financial resources. There is a risk that Meda will not be able to secure necessary capital to be able to meet its payment obligations when due or to finance acquisitions of companies, acquisitions of product rights or other measures undertaken to achieve strategic objectives. In this respect, general developments in the capital and credit markets are also of significant importance and may adversely affect Meda.

Moreover, Meda may need to incur additional indebtedness in order to refinance existing indebtedness as it matures or comes due. As of December 31, 2015, Meda had SEK 24.9 billion of total borrowings outstanding, including SEK 2.4 billion of short-term borrowings. There is a risk that Meda will not be able to procure sufficient funds to refinance its indebtedness as it comes due or that financing will only be obtainable on undesirable commercial terms. In addition, there is a risk that Meda may default on or otherwise breach the terms of its existing financial obligations due to, among other things, changes in the general economy or disruptions in the capital and credit markets. Such a default or breach could negatively affect Meda’s financial position and earnings.

FAILURE TO NEGOTIATE ADEQUATE CONTRACTUAL PROTECTIONS IN CONNECTION WITH ACQUISITIONS OR FAILURE TO INTEGRATE ACQUIRED COMPANIES FOLLOWING AN ACQUISITION MAY NEGATIVELY AFFECT MEDA’S SALES, EARNINGS AND FINANCIAL POSITION.

In connection with acquisitions, all of the acquired company’s liabilities, as well as its assets may be transferred. There is a risk that not all actual or potential liabilities of the acquired company are identified prior to the acquisition and/or that no representations, warranties or indemnities covering such liabilities are obtained. If Meda is unable to obtain contractual protection regarding such liabilities, this could adversely affect Meda’s business and profitability.

Acquisitions generally involve risks related to integration. Apart from company specific risks, the acquired company’s relationships with key individuals, customers and suppliers may be negatively affected. There is also a risk of integration processes taking longer or being more costly than estimated. Similarly, there is a risk that expected synergies do not occur, either completely or in part. The integration of acquisitions may involve organizational changes which, in the short term, could cause delays of the implementation of plans and achievement of objectives. Pharmaceutical companies are knowledge-based companies, and accordingly, integration normally involves risks relating to the ability to retain expertise and to create a common culture, among other risks. If Meda does not succeed in integrating acquired businesses, or if these businesses, after integration, do not perform as expected, this may negatively affect Meda’s expected sales, earnings and financial position.

MEDA MAY BE UNABLE TO GOVERN AND CONTROL ITS EXPANDED OPERATIONS EFFECTIVELY, WHICH MAY NEGATIVELY AFFECT MEDA’S OPERATIONS AND EARNINGS.

With continued expansion comes the risk that Meda’s existing control, governance, accounting and information systems may prove to be inadequate for the planned growth and additional investment in these systems may be necessary. Meda’s potential inability to govern and control its expanded operations effectively could have negative commercial and financial consequences for Meda.

A SIGNIFICANT REDUCTION IN MEDA’S GOODWILL MAY NEGATIVELY IMPACT ITS FINANCIAL POSITION.

Meda reports substantial value for goodwill and product rights. Goodwill is the only intangible asset that is reported based on indefinite useful life. Impairment testing is done on an ongoing basis. Significant reduction in value may arise in the future for a variety of reasons, such as unfavorable market conditions that either affect Meda specifically or the entire pharmaceutical industry more generally. This may result in negative effects on Meda’s earnings and financial position.

MEDA ENGAGES IN CURRENCY HEDGING TO MITIGATE THE RISKS OF OPERATING IN MANY DIFFERENT CURRENCIES, BUT THERE CAN BE NO GUARANTEE THAT THESE CURRENCY HEDGES WILL PROVIDE COMPLETE PROTECTION AGAINST EXCHANGE RATE FLUCTUATIONS, WHICH MAY HAVE A NEGATIVE IMPACT ON MEDA’S SALES AND OPERATING PROFIT.

A significant part of Meda’s purchasing and sales occurs in currencies other than SEK. Consequently, exchange rate fluctuations will affect Meda’s net profit and cash flow. A large part of Meda’s operations are conducted in subsidiaries outside of Sweden in accounting currencies other than SEK. There is a risk that Meda’s currency hedges (if any) will not provide complete protection against exchange rate fluctuations, which may have a negative impact on Meda’s sales and operating profit.

IF MEDA IS UNABLE TO MINIMIZE INTEREST RATE RISK USING INTEREST RATE SWAPS OR OTHER MEANS, CHANGES IN INTEREST RATES MAY HAVE A NEGATIVE EFFECT ON MEDA’S FINANCIAL POSITION.

Meda’s financing consists in large part of interest-bearing liabilities, which means that Meda’s net earnings are affected by changes in general interest rates. How quickly a change in interest rates will have an impact on Meda’s net profits depends in part on the loan’s fixed interest rate period. To some extent Meda uses interest rate swaps to extend or shorten the fixed interest rate period on underlying loans. If Meda’s actions to minimize interest rate risk are not effective, changes in interest rates may have a negative impact on Meda’s financial position.

CREDIT RISKS RELATED TO FINANCIAL TRANSACTIONS MAY NEGATIVELY IMPACT MEDA’S BUSINESS.

Meda’s financial transactions may lead to credit risks in relation to financial counterparties. Credit risk exists in Meda’s cash and cash equivalents, derivatives, and cash balances with banks and financial institutions and in relation to distributors and wholesalers, including outstanding receivables and committed transactions. If Meda’s actions to minimize credit risks are not sufficient, it may have a negative impact on Meda’s financial position and earnings.

MEDA’S PREVIOUS OR CURRENT TAX POSITION MAY CHANGE, WHICH MAY NEGATIVELY IMPACT MEDA’S OPERATIONS, EARNINGS AND FINANCIAL POSITION.

Meda is subject to taxation in a large number of countries. Moreover, Meda is from time to time subject to tax investigation by tax authorities in different jurisdictions. Meda’s interpretation of tax regulations may be incorrect or legislations may be amended, potentially with retroactive effect. As a result of decisions from Swedish and foreign tax authorities, Meda’s previous or current tax position may change, which may negatively affect Meda’s operations, earnings and financial position. Such decisions include, among others, a proposal for the introduction of a new system of corporate taxation in Sweden intended to create a more neutral taxation of equity and borrowed capital that the so-called Corporate Tax Committee submitted to the Swedish government in June 2014, which is currently being reviewed by the Swedish government.

MEDA MAY BE INVOLVED IN LEGAL PROCEEDINGS, THE MATERIAL COSTS OF WHICH COULD NEGATIVELY IMPACT MEDA’S BUSINESS.

As a part of the ordinary course of business, Meda may be involved in litigation and legal proceedings which may be time-consuming, disturb Meda’s day-to-day operations, involve significant expenses and financial claims against Meda and/or threaten important aspects of Meda’s operations. Any of these factors may result in material costs and negatively affect Meda’s operations, earnings and financial position.

FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated herein by reference, contain “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed transaction to acquire Meda, the Offer, the EPD Transaction, the benefits and synergies of the EPD Transaction and the proposed transaction, future opportunities for Mylan, Meda, or the Combined Company and products and any other statements regarding Mylan’s, Meda’s or the Combined Company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the proposed transaction, including as to the timing of the proposed transaction, uncertainties as to whether Mylan will be able to complete the proposed transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the proposed transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the proposed transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the proposed transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the proposed transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the proposed transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the Combined Company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015 and its other filings with the SEC. These risks and uncertainties, as well as other risks and uncertainties associated with Mylan, Meda and the Combined Company are also more fully discussed in the sections entitled “Risk Factors Related to Mylan and the Offer and “Risk Factors Related to Meda” beginning on pages 21 and 35 of this prospectus, respectively, and those risks and uncertainties that will be discussed in the Offer Document and the EU Prospectus. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this prospectus, except as required by law.

All subsequent written or oral forward-looking statements concerning the proposed transaction, the Offer, a compulsory acquisition or other matters addressed in this prospectus and attributable to Mylan or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

During the past decade, Mylan has become a global leader in the pharmaceutical industry—one with unprecedented scale in its operating platform, diversity in its portfolio, and significant renown for the efficiency of its operations and the quality of its products. In addition to the cultivation of numerous organic growth drivers, a key aspect of its transformation and growth has been meaningful participation in the ongoing consolidation of the global pharmaceutical industry and the completion of transactions accretive to adjusted earnings.

Mylan has been highly active in evaluating quality companies and assets within the industry to identify those that would most effectively build on its operating platform and commercial presence, complement its existing strengths and capabilities, enhance its financial flexibility, further strengthen its competitive position, promote the long-term sustainable success of Mylan’s business, enhance shareholder value and/or provide benefits to its other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates.

In the spring of 2014, Robert J. Coury, Executive Chairman of Mylan, engaged in discussions with Bert-Åke Eriksson, Chairman of the Meda Board at that time, and Dr. Jörg-Thomas Dierks, Chief Executive Officer of Meda, regarding a potential combination of Mylan and Meda. No agreement to consummate a transaction was reached at that time.

On July 8, 2015, a representative of Meda invited Mylan to participate in a sales process relating to the potential sale by Meda of its German contraceptive products (the “Meda German Contraceptive Products”). On August 7, 2015, Mylan and Meda executed a confidentiality agreement related to the potential sale of the Meda German Contraceptive Products. During the period from August 2015 through November 2015, representatives of Mylan conducted a due diligence investigation of the Meda German Contraceptive Products and engaged in discussions with representatives of Meda and Meda’s advisors with respect thereto.

On August 29, 2015, Mr. Coury met with Dr. Dierks, Luca Rovati, Vice Chairman of Fidim and Deputy Chairman of the Meda Board, and Sigieri Diaz Pallavicini, Fidim’s representative on Meda’s Nomination Committee, in Madrid, Spain to discuss, among other things, a potential acquisition of Meda by Mylan.

On September 3, 2015, a representative of Rothschild invited Mylan to participate in an auction process relating to the potential sale by Meda of Meda Pharmaceuticals Inc., a subsidiary conducting Meda’s operations in the United States (the “Meda U.S. Business”). On September 23, 2015, Mylan and Meda executed a confidentiality agreement related to the potential sale of the Meda U.S. Business. During the period from September 2015 through December 2015, representatives of Mylan and Mylan’s advisors conducted a due diligence investigation of the Meda U.S. Business and engaged in discussions with representatives of Meda and Meda’s advisors with respect thereto, including a Meda U.S. Business management meeting in New York, New York on November 9, 2015 and an in-person site visit at a Meda U.S. Business facility on December 1, 2015.

On November 25, 2015, Mr. Coury and Mr. Rovati discussed by telephone a potential acquisition of Meda by Mylan. Between November 25, 2015 and December 1, 2015, Mr. Coury and Dr. Dierks had several conversations by email and telephone regarding a potential acquisition of Meda by Mylan and they agreed to meet in person to discuss the matter further.

On December 9, 2015, Mr. Coury met with Dr. Dierks in Rome, Italy. During their meeting, Mr. Coury expressed Mylan’s interest in pursuing a potential acquisition of Meda as a whole (including the Meda U.S. Business) for a total purchase price of between SEK 165 and SEK 180 per Meda share, comprised of at least 80 percent cash and the remainder in Mylan Shares.

Later on December 9, 2015, Mr. Coury met with Mr. Rovati and Mr. Pallavicini in Rome, Italy. During their meeting, Mr. Coury expressed Mylan’s interest in pursuing a potential acquisition of Meda on the terms discussed with Dr. Dierks earlier that day.

On December 10, 2015, Mr. Coury and Dr. Dierks discussed by telephone the potential acquisition of Meda by Mylan. Dr. Dierks also informed Mr. Coury that Martin Svalstedt, Chairman of the Meda Board, and representatives of Stena, including Dan Sten Olsson, Chief Executive Officer of Stena, would be willing to meet with Mr. Coury to discuss the potential transaction if Mr. Coury would be willing to revise Mylan’s initial proposed purchase price range of SEK 165-180 per Meda share to SEK 170-180 per Meda share. Mr. Coury agreed to do so and asked Dr. Dierks to arrange that meeting.

On December 13, 2015, Mr. Coury and a representative of Cravath, Swaine & Moore LLP, legal advisor to Mylan (“Cravath”), met with Mr. Svalstedt, Dr. Dierks, Mr. Olsson and Mr. Eriksson in Gothenburg, Sweden. During their meeting, Mr. Coury delivered to Mr. Svalstedt a non-binding indication of interest letter on behalf of Mylan to the Meda Board, which confirmed Mylan’s interest in acquiring Meda (including the Meda U.S. Business) for a total purchase price of between SEK 170 and SEK 180 per Meda share, comprised of 80 percent cash and 20 percent Mylan Shares. The letter indicated that such price was based on publicly available information and that Mylan’s interest in the potential transaction was based on the condition that the Meda Board publicly recommend Mylan’s offer upon announcement and that both of Stena and Fidim support Mylan’s offer by providing irrevocable undertakings to accept the offer.

On December 14, 2015, Mr. Olsson sent an email to Mr. Coury indicating that Stena’s desired purchase price was SEK 175 per Meda share, comprised of SEK 136 in cash and SEK 39 in Mylan Shares. Mr. Coury sent a response email to Mr. Olsson indicating that the range of SEK 170 to SEK 180 per Meda share communicated by Mylan in its non-binding indication of interest letter delivered on December 13, 2015 was based on publicly available information and that Mylan would not agree upon a specific price without conducting a due diligence investigation.

On December 15, 2015, Mr. Olsson sent an email to Mr. Coury indicating Stena’s willingness to continue discussions on the basis of Mylan’s proposed purchase price range of SEK 170 to SEK 180 per Meda share. Later that day, a representative of Cravath sent via email a preliminary list of due diligence requests to Dr. Dierks.

On December 16, 2015, Mr. Svalstedt sent a letter via email on behalf of the Meda Board to Mr. Coury stating that the Meda Board had determined that Mylan’s letter dated December 13, 2015 provided a basis for further discussions as well as confirmatory due diligence. Mr. Svalstedt also included in his email a draft confidentiality agreement relating to an acquisition by Mylan of Meda.

During the period from December 16, 2015 through December 23, 2015, representatives of Mylan and Meda and their respective advisors discussed and negotiated the terms of the confidentiality agreement, and Mylan and Meda executed the confidentiality agreement on December 24, 2015.

On December 17, 2015, representatives of Mylan, Meda, Cravath and Mannheimer Swartling Advokatbyrå, legal advisor to Meda (“Mannheimer”), convened a conference call to discuss the scope of due diligence items that would be provided by Meda to Mylan.

On December 29, 2015, Meda provided representatives of Mylan and Mylan’s advisors with access to documents in an electronic data room for purposes of facilitating Mylan’s due diligence investigation.

On January 7, 2016, Meda provided certain unaudited internal budget information prepared by Meda’s management relating to fiscal years 2016 through 2018 to representatives of Mylan and Mylan’s advisors.

On January 8, 2016, the Mylan Board held a meeting in London, United Kingdom to review and consider the approval of the potential acquisition of Meda by Mylan. After a comprehensive review and discussion conducted in consultation with its financial and legal advisors, the Mylan Board determined to approve the potential acquisition, subject to (1) confirmation that the Meda Board would issue a public recommendation of Mylan’s offer upon Mylan’s announcement thereof, (2) delivery of executed irrevocable undertakings to accept the offer and shareholder agreements by each of Stena and Fidim in a form acceptable to Mylan and (3) completion of Mylan’s due diligence investigation to the satisfaction of Mylan.

Later on January 8, 2016, Mr. Coury called Mr. Svalstedt and explained that, based on Mylan’s due diligence investigation conducted to that point, Mylan’s proposed purchase price was expected to be SEK 160 per Meda share. Mr. Svalstedt and Mr. Coury agreed to meet in person to discuss further.

On January 10, 2016, Mr. Coury met with Mr. Svalstedt and Dr. Dierks in Frankfurt, Germany to discuss the potential transaction and Mylan’s proposed purchase price. Messrs. Coury, Svalstedt and Dierks agreed to continue discussions regarding the potential transaction on the basis of a proposed purchase price of SEK 165 per Meda share, subject to the completion of Mylan’s due diligence investigation.

On January 17, 2016, Meda suspended Mylan’s access to the electronic data room, pending the completion of management meetings and a reaffirmation of Mylan’s interest in the potential acquisition of Meda at a purchase price that would be acceptable to Meda.

On January 18, 2016, January 19, 2016 and January 20, 2016, representatives of Meda hosted management meetings in Frankfurt, Germany in order to make presentations to representatives of Mylan and Mylan’s advisors and answer questions relating to Mylan’s due diligence investigation.

Between January 18, 2016 and January 21, 2016, Mr. Coury, Heather Bresch, Chief Executive Officer of Mylan, Mr. Svalstedt and Dr. Dierks, along with other representatives of Mylan and Meda and representatives of Centerview Partners, Rothschild, Cravath and Mannheimer, held several in-person meetings in Frankfurt, Germany and discussions by telephone relating to the potential transaction and the amount and structure of the potential offer consideration.

On January 21, 2016, Mr. Coury delivered a term sheet to Mr. Svalstedt outlining a proposed consideration structure pursuant to which Meda shareholders would receive a fixed value of SEK 165 per Meda share, consisting of 80 percent in cash and 20 percent in Mylan Shares, subject to Mylan’s option to adjust the mix of consideration in the event of a decline in the price of Mylan Shares between the announcement of the offer and the closing of the offer.

On January 21, 2016, Meda reinstated Mylan’s access to the electronic data room and began uploading additional documents in response to follow-up due diligence requests by Mylan and Mylan’s advisors. During the period from January 21, 2016 to February 10, 2016, Mylan and its advisors continued the due diligence investigation of Meda.

On January 21, 2016, a representative of Cravath sent to representatives of Mannheimer and Rothschild an initial draft of a form of irrevocable undertaking to accept Mylan’s offer to be executed by each of Stena and Fidim. Between January 21, 2016 and February 10, 2016, representatives of Mylan, Stena, Fidim, Cravath, Mannheimer and Rothschild discussed and negotiated the terms of the Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking.

On January 28, 2016, a representative of Cravath sent to representatives of Mannheimer and Rothschild an initial draft of a form of shareholder agreement to be executed by each of Stena and Fidim. Between January 28, 2016 and February 10, 2016, representatives of Mylan, Stena, Fidim, Cravath, Mannheimer and Rothschild discussed and negotiated the terms of the Stena Shareholder Agreement and the Fidim Shareholder Agreement.

Between January 25, 2016 and January 29, 2016, representatives of Mylan conducted in-person site visits at certain of Meda’s facilities.

On February 3, 2016 and February 4, 2016, representatives of Mylan, Meda, Centerview Partners, Rothschild, Cravath and Mannheimer convened several in-person meetings in London, United Kingdom and held several conversations by telephone to discuss and negotiate the terms of the potential transaction.

On February 4, 2016, a representative of Cravath sent to representatives of Meda, Mannheimer and Rothschild a draft offer announcement press release. Between February 4, 2016 and February 10, 2016, representatives of Mylan, Meda, Cravath, Mannheimer and Rothschild discussed and negotiated the terms of the final Offer announcement press release.

On February 5, 2016, the Mylan Board held a meeting in London, United Kingdom to discuss, among other things, Mylan’s financial results with respect to the year and quarter ended December 31, 2015, and to update the review of the potential acquisition of Meda. After a comprehensive review and discussion conducted in consultation with its financial and legal advisors, the Mylan Board reaffirmed and ratified the approval granted at its meeting on January 8, 2016, subject to (1) confirmation that the Meda Board would issue a public recommendation of Mylan’s offer upon Mylan’s announcement thereof, (2) delivery of executed irrevocable undertakings to accept the offer and shareholder agreements by each of Stena and Fidim in a form acceptable to Mylan and (3) completion of the remaining items in Mylan’s due diligence investigation to the satisfaction of Mylan.

During the period from February 5, 2016 through February 10, 2016, representatives of Mylan, Meda, Stena, Fidim, Cravath, Advokatfirman Vinge KB, Swedish legal advisor to Mylan (“Vinge”), Mannheimer, Centerview Partners and Rothschild engaged in several discussions to negotiate the final terms of the potential transaction.

On February 9, 2016, Mr. Coury and Mr. Svalstedt engaged in several discussions with respect to the potential offer and the amount and structure of the offer consideration. Later on February 9, 2016, Mr. Coury delivered a letter to Mr. Svalstedt on behalf of Mylan to the Meda Board that, among other things, indicated that the Mylan Board was supportive of the potential offer and had unanimously authorized Mylan to proceed with the Offer on the terms (including the amount and structure of the Offer consideration) as described in this prospectus, subject to (1) confirmation by the Meda Board that it would issue a public recommendation of the Offer upon Mylan’s announcement of the Offer and (2) delivery of the Stena Irrevocable Undertaking and the Stena Shareholder Agreement each executed by Stena and delivery of the Fidim Irrevocable Undertaking and the Fidim Shareholder Agreement each executed by Fidim.

Also on February 9, 2016, a representative of Mannheimer sent to representatives of Cravath a draft Meda Board recommendation press release. On February 9, 2016 and February 10, 2016, representatives of Mylan, Meda, Cravath, Vinge and Mannheimer discussed and revised the text of the final Meda Board recommendation press release.

During the course of the day on February 10, 2016, all documentation relating to the transaction was finalized and the following agreements were executed: (1) Mylan and Stena executed the Stena Irrevocable Undertaking and the Stena Shareholder Agreement, (2) Mylan and Fidim executed the Fidim Irrevocable Undertaking and the Fidim Shareholder Agreement and (3) Mylan, Mylan Inc., Deutsche Bank AG Cayman Islands Branch, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC executed the Bridge Credit Agreement to finance the cash portion of the Offer consideration.

Shortly after the close of trading on NASDAQ on February 10, 2016, Mylan issued the final Offer announcement press release and Meda issued the final Meda Board recommendation press release.

Mylan’s Reasons for the Offer

Mylan has been highly active in evaluating major assets within the industry to identify those that would most effectively build on its operating platform and commercial presence, complement its existing strengths and capabilities, enhance its financial flexibility, strengthen its competitive position, deliver additional shareholder value and offer substantial benefits to Mylan’s other stakeholders.

In furtherance of this strategy, Mylan identified Meda as a unique and strategic asset, with a high quality workforce which will add to Mylan’s powerful, diversified and sustainable global platform. After careful consideration and deliberation, the Mylan Board unanimously approved the proposed acquisition of Meda.

In arriving at its determination, the Mylan Board consulted with Mylan’s management, legal counsel, and financial advisor, reviewed a significant amount of information, considered a number of factors in its deliberations described above, and concluded that the proposed acquisition of Meda is likely to result in significant strategic and financial benefits to Mylan for the reasons discussed below:

•	The Combined Company will be a global pharmaceutical leader that is more diversified and has a stronger presence across geographies, therapeutic categories and channels and more breadth, scale and diversity to drive durable growth for the long term.

•	Following completion of the transaction, the Combined Company will have an enhanced financial profile with approximately $11.8 billion in combined 2015 sales and combined 2015 adjusted EBITDA of approximately $3.8 billion. The sum of 2015 U.S. GAAP net earnings attributable to Mylan N.V. and Meda’s 2015 IFRS operating profit would have been approximately $1.2 billion.[1]

•	The Combined Company will have a balanced portfolio of more than 2,000 products across the branded/specialty, generics and OTC segments, sold in more than 165 markets around the world.

•	The transaction will build on Mylan’s recent acquisition of the EPD Business to create an unparalleled European platform for growth—one that is well-positioned to succeed in this dynamic and challenging region. The transaction also consolidates EpiPen® Auto-Injector in Europe, providing greater opportunities to build the brand in this region.

•	The transaction delivers on Mylan’s long-stated commitment to develop a substantial presence in the OTC segment, by creating an approximately $1 billion global OTC business at close.

•	Mylan’s and Meda’s complementary therapeutic presence will create a scale player in respiratory / allergy, dermatology and pain products, providing greater opportunities for growth in these areas and maximizing the potential of future product launches.

•	By offering one of the industry’s broadest portfolios of products across all customer channels (e.g., specialty, generics and OTC), the Combined Company will be well-positioned to deliver greater value to customers, which is increasingly important in light of the evolving payor and distributor environment. The combined portfolio will be supported by an expansive global commercial infrastructure, with sales representatives operating in 60 countries. The Combined Company will retain significant control over its supply chain, operating one of the industry’s most extensive and highest-quality manufacturing and research and development platforms with approximately 60 facilities.

•	Substantial pre-tax annual operational synergies of approximately $350 million by year four after completion of the Offer are expected to be realized as a result of savings associated with integration and optimization across cost components and functions, and through leveraging opportunities of the combined commercial platform. Components of these synergies include: (1) optimization of the combined commercial platform, (2) optimization of cost of goods sold through world-class supply chain, vertical integration and global sourcing excellence, (3) elimination of redundant general and administrative costs, including public company costs, and (4) cross-fertilization opportunities of the combined product portfolio.

•	The transaction is expected to be immediately accretive to Mylan adjusted earnings, with accretion to adjusted earnings increasing significantly after the first full year (2017) as synergies are realized. The transaction creates an opportunity to achieve $0.35 to $0.40 adjusted diluted EPS accretion in 2017

[1]	Combined Company figures represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as issued by the IASB and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). See Appendix III to this prospectus for a quantitative reconciliation of the stated historical non-GAAP measure, combined 2015 adjusted EBITDA of approximately $3.8 billion, to the most directly comparable U.S. GAAP and IFRS measures, 2015 U.S. GAAP net earnings attributable to Mylan N.V. and Meda’s 2015 IFRS operating profit.

and to accelerate achievement of Mylan’s previously stated $6.00 in adjusted diluted EPS target in 2017 versus 2018.[2] However, the transaction is not expected to be immediately accretive on a U.S. GAAP basis.[3]

•	Mylan’s pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA, and the significant adjusted free cash flows generated by the Combined Company will allow for rapid deleveraging. As a result, Mylan will retain ample financial flexibility to pursue additional external opportunities. Based upon historical levels of operating cash flow for Mylan and Meda, the Combined Company is expected to generate significant operating cash flow on a U.S. GAAP basis.[4]

The Mylan Board believes that the Offer is compelling given that:

•	the Offer consideration represents a meaningful premium for Meda shareholders;

•	the total enterprise value of the Offer for all Meda shares, including Meda net debt, was approximately SEK 83.6 billion or $9.9 billion at announcement;

•	if the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized five year total shareholder return of approximately 20.7 percent[5]; and

•	the Offer is fully financed and not conditional on further due diligence.

•	In addition to the compelling value to Meda shareholders, the Mylan Board believes that the proposed acquisition of Meda would offer substantial benefits to the other stakeholders of both companies:

•	the proposed acquisition of Meda will provide a broader variety of opportunities to employees of the Combined Company;

•	the position of creditors, customers and suppliers will be enhanced by the Combined Company’s scale and significant cash flows; and

•	patients will receive improved access to high-quality medicine through increased scale across geographies and robust capabilities to drive innovation.

The Mylan Board weighed these factors and the anticipated benefits of the proposed acquisition of Meda against a number of uncertainties, risks, and potentially negative factors relevant to the proposed acquisition of Meda, including risks of the type and nature described under the sections entitled “Risk Factors Related to Mylan and the Offer,” “Risk Factors Related to Meda” and “Forward-Looking Statements” beginning on pages 21, 35 and 41 of this prospectus, respectively, including:

•	The value of the share portion of the Offer consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate;

[2]	Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.
[3]	See Appendix III of this prospectus for a qualitative reconciliation of the stated forward-looking non-GAAP measures, pro forma adjusted earnings and opportunity to achieve $0.35 to $0.40 adjusted diluted EPS accretion in 2017, to their most directly comparable U.S. GAAP measures, U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted earnings per share, respectively.
[4]	See Appendix III of this prospectus for qualitative reconciliations of the stated forward-looking non-GAAP financial measures, pro forma leverage at close of 3.8x debt-to-adjusted EBITDA and pro forma adjusted free cash flow, to the most directly comparable U.S. GAAP measures, pro forma U.S. GAAP debt to pro forma LTM U.S. GAAP net earnings attributable to Mylan N.V. at close and U.S. GAAP net cash provided by operating activities, respectively.
[5]	Total shareholder return data is from Bloomberg and reflects total return (including price appreciation and reinvested dividends) as of December 31, 2015.

•	The Offer may not be completed on the terms or timeline currently contemplated, or at all;

•	The Offer may adversely affect the liquidity and value of non-tendered Meda shares;

•	Holders of Meda shares that do not accept the Offer and whose Meda shares are acquired by Mylan in the compulsory acquisition procedure may not receive payment for a significant period of time after completion of the Offer;

•	Mylan must obtain required approvals and consents to consummate the Offer, which, if delayed or not granted, may jeopardize or delay the completion of the Offer, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Offer;

•	The market price of Mylan Shares after the Offer may be affected by factors different from those currently affecting Meda shares;

•	The market for Mylan Shares may be adversely affected by the issuance of Mylan Shares pursuant to the Offer;

•	The Mylan Shares to be received by Meda shareholders in connection with the Offer will have different rights from the Meda shares;

•	The primary listing of the Mylan Shares is in the U.S. which may expose non-U.S. shareholders to additional risks;

•	Mylan does not anticipate paying dividends for the foreseeable future, and Meda shareholders who receive Mylan Shares in connection with the Offer must rely on increases in the trading price of Mylan Shares to obtain a return on their investment;

•	Dual affiliation with securities depositories may entail logistical and technical challenges for shareholders whose shares are registered with Euroclear;

•	Meda shareholders will have a reduced ownership and voting interest after the completion of the Offer and a compulsory acquisition and will exercise less influence over the management and policies of Mylan than they do over Meda;

•	Each of Stena and Fidim may have interests in the Offer that may be different from, or in addition to, the interests of the other Meda shareholders;

•	Mylan will incur significant transaction-related costs in connection with the Offer, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price;

•	The business relationships of Mylan and Meda, including customer relationships, may be subject to disruption due to uncertainty associated with the Offer;

•	If counterparties to certain agreements with Meda, including certain debt agreements, do not consent, change of control rights under those agreements may be triggered as a result of the Offer, which could cause the Combined Company to lose the benefit of such agreements and incur material liabilities or replacement costs;

•	The Offer, if successful, will trigger provisions contained in certain of Meda’s employee benefit plans and agreements that will require Mylan to make change in control payments;

•	If completed, the Offer may not achieve the intended benefits or may disrupt Mylan’s plans and operations;

•	If goodwill or other intangible assets that Mylan records in connection with the Offer and a compulsory acquisition become impaired, Mylan could have to take significant charges against earnings;

•	An inability to identify or successfully bid for suitable acquisition targets, or consummate and effectively integrate recent and future potential acquisitions, or to effectively deal with and respond to unsolicited business proposals, could limit Mylan’s future growth and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price;

•	Mylan’s actual financial condition and results of operations may differ materially from the unaudited pro forma financial information included in the Offer Document;

•	Mylan will need to timely and effectively implement its internal controls over Meda’s operations as required under the Sarbanes-Oxley Act of 2002;

•	While Mylan currently expects the Offer to be immediately accretive to its adjusted annual earnings per share following its completion, a decrease or delay in the expected accretive effect of the Offer to Mylan’s annual adjusted earnings per share may negatively affect the market price of Mylan Shares;

•	Mylan will incur a substantial amount of indebtedness to acquire the Meda shares pursuant to the Offer and a compulsory acquisition;

•	Disruption in the financial markets could affect Mylan’s ability to refinance the Bridge Credit Facility on favorable terms, or at all;

•	Mylan will have significant additional indebtedness which could adversely affect Mylan’s financial condition, prevent Mylan from fulfilling its obligations with respect to such indebtedness and impose other financial and operating restrictions on Mylan. Any refinancing of this debt could bear significantly higher interest rates; and

•	Loss of key personnel could lead to loss of customers, business disruption, and a decline in revenues, adversely affect the progress of pipeline products, or otherwise adversely affect the operations of Mylan.

The Mylan Board concluded that the potential benefits that it expected Mylan would achieve as a result of the proposed acquisition of Meda outweighed the uncertainties, risks, and potentially negative factors relevant to the proposed acquisition of Meda.

This discussion of the information and factors considered by the Mylan Board includes the principal positive and negative factors considered by the Mylan Board, but is not intended to be exhaustive and may not include all of the factors considered by the Mylan Board. In view of the wide variety of factors considered in connection with its evaluation of the proposed acquisition of Meda, and the complexity of these matters, the Mylan Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed acquisition of Meda. Rather, the Mylan Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Mylan Board may have given differing weights to different factors.

The information presented in this section is forward looking in nature and, therefore, you should read it in light of the factors discussed in the section of this prospectus entitled “Forward-Looking Statements” beginning on page 41.

Recommendation of the Meda Board

The Meda Board’s recommendation of the Offer is based on an assessment of a number of factors that the Meda Board has considered relevant in relation to the evaluation of the Offer. These factors include, but are not limited to, Meda’s present position, the expected future development of Meda and thereto related possibilities and risks.

In the Meda Board’s opinion, Meda has a well-defined and viable strategy going forward, notably in relation to further organic growth of the Dymista® franchise both in Europe and the U.S., a strong and growing presence in emerging markets and further margin expansion following the integration of the Rottapharm business. However, the Meda Board views a combination of Meda and Mylan as positive and believes it to be strategically merited in a rapidly consolidating market, and the share consideration will further enable Meda’s shareholders to benefit from the combined accelerated growth story and combination benefits.

Furthermore, these benefits enable Meda to address certain risks associated with Meda’s current prospects. These risks include those associated with Meda’s scale in the U.S. market, which is not at critical mass, macroeconomic issues in selected economies and the inorganic growth of Meda.

The Meda Board believes that there are a number of strategic benefits to Meda from combining its operations with Mylan, including:

•	Significantly strengthens and diversifies commercial presence

•	Diversifies Meda’s global portfolio mix by strengthening branded platform and creates $1 billion business in attractive OTC market

•	Establishes critical mass across all commercial channels in Europe; creates a leading U.S. specialty business; and provides exciting platform for growth in new emerging markets

•	Enhances critical mass in key therapeutic areas

•	Complementary therapeutic presence in all regions will create a leader in allergy and respiratory and a scale player in dermatology, pain and gastrointestinal

•	Provides opportunity to sell combined portfolio in new markets

•	Financially compelling transaction

•	Enhances size and scale with combined 2015 sales of approximately $11.8 billion and combined 2015 adjusted EBITDA of approximately $3.8 billion[7]

•	Substantial synergy opportunity, with approximately $350 million of pre-tax annual operational synergies expected to be achieved by year four after completion of the Offer

In addition, the Meda Board has taken into account a number of factors including, but not limited to, that the Offer represented at announcement a significant premium to prevailing market prices for Meda shares, and that the Offer from Mylan is clearly superior to the non-binding indicative interest by Mylan in 2014.

Having concluded this assessment, the Meda Board believes that the terms of the Offer substantially recognize Meda’s growth prospects, as well as the risks associated with those prospects.

When evaluating the Offer, the Meda Board also considered that shareholders representing approximately 30 percent of shares and votes in Meda have undertaken to accept the Offer and the opinion of SEB Corporate Finance, dated February 10, 2016, to the Meda Board as to the fairness, from a financial point of view and as of such date, of the Offer consideration to be received in the Offer by shareholders of Meda, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below under the caption “Opinion of Meda’s Financial Advisor.”

Based on the above, the Meda Board unanimously recommended that the Meda shareholders accept the Offer.8

[7]	Combined Company figures represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as issued by the IASB and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). See Appendix III to this prospectus for a quantitative reconciliation of the stated historical non-GAAP measure, combined 2015 adjusted EBITDA of approximately $3.8 billion, to the most directly comparable U.S. GAAP and IFRS measures, 2015 U.S. GAAP net earnings attributable to Mylan N.V. and Meda’s 2015 IFRS operating profit.
[8]	Since each of Stena and Fidim has entered into an undertaking to tender its Meda shares in the Offer and a related shareholder agreement (see “The Offer—Irrevocable Undertakings to Accept the Offer; Shareholder Agreements” beginning on page 80 of this prospectus), Meda Board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg did not participate in the Meda Board’s decision to recommend the Offer. The other Meda Board members who did participate in such decision unanimously recommended the Offer.

Opinion of Meda’s Financial Advisor

In connection with the Offer, the Meda Board requested that SEB Corporate Finance evaluate the fairness, from a financial point of view, of the Offer consideration to be received in the Offer by shareholders of Meda. On February 10, 2016, at a meeting of the Meda Board held to evaluate the Offer, SEB Corporate Finance delivered an oral opinion, confirmed by delivery of a written opinion dated February 10, 2016, to the Meda Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in its opinion, the Offer consideration to be received in the Offer by shareholders of Meda was fair, from a financial point of view, to such holders. The full text of SEB Corporate Finance’s written opinion, dated February 10, 2016, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix I to this prospectus and is incorporated herein by reference. The description of SEB Corporate Finance’s opinion set forth below is qualified in its entirety by reference to the full text of SEB Corporate Finance’s opinion. SEB Corporate Finance’s opinion stated that, as described to SEB Corporate Finance by the management of Meda, pursuant to the terms of the Offer, the total implied value of the Offer consideration may not be less than SEK 152 (the “Floor Value”). For purposes of its analyses and opinion, SEB Corporate Finance assumed, with the Meda Board’s consent, that the Offer consideration will have, and the term “Offer consideration” refers to, a total implied value per Meda share equal to the Floor Value.

SEB Corporate Finance’s advisory services and opinion was provided for the information of and assistance to the Meda Board (in its capacity as such) in connection with its consideration of the Offer consideration from a financial point of view and did not address any other aspects or implications of the Offer. SEB Corporate Finance was not requested to consider, and its opinion did not address, the underlying business decision of Meda to effect the Offer, nor did SEB Corporate Finance’s opinion address the relative merits of the Offer as compared to any alternative business strategies that might exist for Meda, including whether any other transaction would potentially be more favorable for the shareholders of Meda or the effect of any other transaction in which Meda might engage. SEB Corporate Finance’s opinion is not intended to be and does not constitute a recommendation as to whether the shareholders of Meda should accept the Offer or how any such shareholder should act on any matters relating to the Offer or otherwise.

In connection with the presentation of its opinion, SEB Corporate Finance, inter alia, reviewed a draft, provided to SEB Corporate Finance on February 9, 2016, of the Offer press release (including the terms and conditions of the Offer set out therein), certain publicly available and other business and financial information relating to Meda (including annual reports for the financial years 2013 and 2014 and the interim report for the first nine months of 2015 and certain reports prepared by equity analysts) as well as certain financial forecasts and other information and data which were provided to or discussed with SEB Corporate Finance by the management of Meda and that Meda directed SEB Corporate Finance to utilize for the purposes of its analyses (including extrapolations based on certain alternative assumptions provided by the management of Meda). In addition, SEB Corporate Finance held discussions with the Chairman of the Meda Board and senior members of the management of Meda concerning the businesses, operations, financial position and prospects of Meda.

SEB Corporate Finance performed discounted cash flow analyses and “Leveraged Buy-Out” analyses of Meda. Furthermore, SEB Corporate Finance considered certain financial and stock exchange related information regarding Meda in comparison with certain other companies with similar operations and other transactions that SEB Corporate Finance considered relevant in evaluating Meda and the Offer. SEB Corporate Finance also reviewed the share price development and trading activity in Meda shares on Nasdaq Stockholm and performed such other analyses and studies as SEB Corporate Finance deemed appropriate as a basis for its opinion.

Given that the Offer consideration only consists of up to 20 percent of newly issued Mylan Shares, and since the share portion of the Offer consideration is dependent on the Mylan Share price immediately before the Offer consideration will be paid, SEB Corporate Finance’s mandate did not include financial analyses or an opinion relating to Mylan or the value of Mylan Shares. SEB Corporate Finance, however, reviewed certain publicly available business and financial information relating to Mylan (including certain reports prepared by equity analysts) for the purposes of its opinion. In addition, SEB considered certain financial and stock exchange related information regarding Mylan in comparison with certain other companies with similar operations that SEB Corporate Finance considered relevant in evaluating Mylan. SEB Corporate Finance also reviewed the share price development and trading activity in Mylan Shares on NASDAQ.

SEB Corporate Finance relied, without independent verification, upon the accuracy in all material aspects of all of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with SEB Corporate Finance and upon the assumption that no information of material importance to the evaluation of Meda’s future earnings capacity or for SEB Corporate Finance’s assessment in general was omitted.

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with SEB Corporate Finance by the management of Meda, SEB Corporate Finance was advised by such management, and SEB Corporate Finance assumed, that such financial forecasts and other information and data (including extrapolations thereto) were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of Meda and the other matters covered thereby. With respect to the publicly available research analysts’ estimates relating to Meda reflected in such financial forecasts and other information and data and publicly available research analysts’ estimates relating to Mylan, SEB Corporate Finance assumed that they reflected reasonable estimates and judgments as to, and were a reasonable basis upon which to evaluate, the future financial performance of Meda, Mylan and the other matters covered thereby. SEB Corporate Finance further assumed that the financial results reflected in the financial forecasts and other information and data utilized in its analyses would be realized at the times and in the amounts projected. SEB Corporate Finance assumed that any adjustments, prorations or allocations of the Offer consideration would not be meaningful in any material respect to its analyses or opinion.

SEB Corporate Finance did not conduct any due diligence in order to verify the accuracy of received or reviewed information, and did not make any independent evaluation or assessment of the assets and liabilities (contingent, off-balance sheet or otherwise) of Meda, Mylan or any other entity. SEB Corporate Finance did not make any physical inspection of the properties or assets of Meda, Mylan or any other entity. SEB Corporate Finance assumed that the Offer would be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Offer, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, would be imposed or occur that would be meaningful in any respect to SEB Corporate Finance’s analyses or opinion. Representatives of Meda advised SEB Corporate Finance, and SEB Corporate Finance assumed, that the final terms and conditions of the Offer would not vary materially from those set forth in the draft of the Offer press release reviewed by SEB Corporate Finance. SEB Corporate Finance did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and it relied upon the assessments of representatives of Meda as to such matters.

SEB Corporate Finance’s opinion did not address any terms (other than the Offer consideration to the extent expressly specified therein) or other aspects or implications of the Offer, including, without limitation, the form or structure of the Offer, the form of the Offer consideration or any terms, aspects or implications of any shareholders’, non-competition, non-solicitation, non-hire or non-disruption or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer or otherwise. SEB Corporate Finance’s assignment did not include expressing an opinion on the underlying business decision of Meda to effect the Offer, the relative merits of the Offer as compared to any alternative business strategies that might exist for Meda, including whether any other transaction would potentially be more favorable for the shareholders of Meda, or the effect of any other transaction in which Meda might engage. Furthermore, SEB Corporate Finance was not asked by the Meda Board to, and it did not, participate in the negotiation or structuring of the Offer or explore the possibility of any offer from another party as regards Meda or any part thereof. SEB Corporate Finance also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer, or any class of such persons, relative to the Offer consideration or otherwise.

SEB Corporate Finance’s opinion was based upon current market, economic, financial and other conditions as in effect on, and upon the information made available as of, the date of such opinion. Any change in such conditions or information may require a revaluation of SEB Corporate Finance’s opinion. Although subsequent developments may affect SEB Corporate Finance’s opinion, SEB Corporate Finance has no obligation to update, revise or reaffirm its opinion. SEB Corporate Finance’s opinion did not include any assessment as to the actual value of Mylan Shares when issued or the prices at which Meda shares, Mylan Shares or any other securities would trade or otherwise be transferable at any time, including following announcement or consummation of the Offer.

SEB Corporate Finance was not requested to, and it did not, recommend the specific consideration payable in the Offer. The type and amount of consideration payable in the Offer was determined through negotiations between Meda and Mylan and the decision to recommend the Offer was solely that of the Meda Board. SEB Corporate Finance’s opinion was only one of many factors considered by the Meda Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Meda Board or the management of Meda with respect to the Offer or the consideration payable in the Offer.

Meda has agreed to pay SEB Corporate Finance an aggregate fee of SEK 7 million, which was payable upon delivery of SEB Corporate Finance’s opinion. In addition, Meda has agreed to reimburse SEB Corporate Finance for its expenses, including fees and expenses of counsel, and to indemnify SEB Corporate Finance and related parties against certain liabilities, including liabilities under federal securities laws, arising out of SEB Corporate Finance’s engagement.

Meda selected SEB Corporate Finance based on SEB Corporate Finance’s reputation, experience, industry knowledge, and familiarity with Meda and its business. Skandinaviska Enskilda Banken AB (“SEB”) is a leading bank in the Nordic market and offers Meda and other clients various financial services, including providing and arranging loans. Furthermore, SEB has operations within securities trading and brokerage, equity research and corporate finance. In the ordinary course of business within securities trading and brokerage, SEB or any of its affiliates may, at any point in time, hold long or short positions in, and may for its own or its clients’ accounts trade in, the shares and other securities issued by Meda or Mylan.

As a result of its position in the Nordic market, other parts of SEB, apart from SEB Corporate Finance, are at any point in time, engaged in business with Meda, and SEB Corporate Finance has provided, and may at any point in time provide, financial advice to Meda regarding other transactions. As the Meda Board was aware, SEB, including SEB Corporate Finance, and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Meda and its affiliates unrelated to the Offer, for which services SEB and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of SEB Corporate Finance’s opinion, having acted or acting as (i) lead manager for a rights issue of Meda and (ii) a lender under a credit facility of Meda. Although SEB and its affiliates had not provided investment banking, commercial banking and other similar financial services to Mylan during the two-year period prior to the date of SEB Corporate Finance’s opinion for which SEB or its affiliates received or expect to receive compensation, SEB and its affiliates may provide such services to Mylan and its affiliates in the future, for which services SEB and its affiliates would expect to receive compensation.

THE OFFER

Offer Consideration

Each Meda shareholder who validly tenders and does not properly withdraw prior to the Offer being declared unconditional will receive:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,

•	(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or

•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share in a combination of cash and Mylan Shares (based on the Announcement Exchange Rate).

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

The table below sets forth illustrative examples of the Offer consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices (subject to the treatment of fractional shares described below):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares(2)	Equivalent Value of Share Consideration (SEK)(3)	Total Consideration (SEK)(4)	Average Total Consideration Per Meda Share (SEK)(5)
60.00	13,200.00	6.54	3,300.00	16,500.00	165.00
55.00	13,200.00	7.13	3,300.00	16,500.00	165.00
50.00	13,200.00	7.72	3,248.50	16,448.50	164.48
45.00	13,200.00	7.72	2,923.65	16,123.65	161.24
40.00	13,200.00	7.72	2,598.80	15,798.80	157.99
35.00	13,200.00	7.72	2,273.95	15,473.95	154.74
30.00(6)	13,200.00	7.92	2,000.00	15,200.00	152.00
25.00(6)	13,200.00	9.51	2,000.00	15,200.00	152.00

(1)	Calculated as the product of (i) 80 Meda shares and (ii) SEK 165.
(2)	Calculated as the product of (i) 20 Meda shares and (ii) the applicable number of Mylan Shares per Meda share at the stated Offeror Average Closing Price.

(3)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(4)	Calculated as the sum of (i) the Cash Consideration and (ii) the Equivalent Value of Share Consideration.
(5)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(6)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer). The figures shown assume that Mylan does not adjust the Offer consideration.

The table below sets forth illustrative examples of the Offer consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices if Mylan elects to adjust the Offer consideration in the event the Share Cap is exceeded (subject to the treatment of fractional shares described below):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares	Equivalent Value of Share Consideration (SEK)(2)	Total Consideration (SEK)(3)	Average Total Consideration Per Meda Share (SEK)(4)
30.00(5)	13,200.00	7.92(6)	2,000.00	15,200.00	152.00
30.00(5)	13,250.90	7.72(7)	1,949.10	15,200.00	152.00
30.00(5)	13,225.45	7.82(8)	1,974.55	15,200.00	152.00
25.00(5)	13,200.00	9.51(6)	2,000.00	15,200.00	152.00
25.00(5)	13,575.75	7.72(7)	1,624.25	15,200.00	152.00
25.00(5)	13,387.88	8.61(8)	1,812.12	15,200.00	152.00

(1)	Calculated as the difference between (i) the Total Consideration and (ii) the Equivalent Value of Share Consideration.
(2)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(3)	Equals the applicable Total Consideration in the table of illustrative examples set forth immediately above.
(4)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(5)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this prospectus), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer).
(6)	Assumes that Mylan issues Mylan Shares in excess of the Share Cap and thus pays the share portion of the Offer consideration as described above with no adjustments.
(7)	Assumes that Mylan increases the cash portion of the Offer consideration and thus correspondingly decreases the share portion of the Offer consideration such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap.
(8)	Assumes that Mylan increases the cash portion of the Offer consideration and thus correspondingly decreases the share portion of the Offer consideration such that 50 percent of the Mylan Shares that would otherwise be issuable by Mylan in excess of the Share Cap are paid in cash.

For each directly registered Meda shareholder, the total number of Meda shares tendered by such shareholder will be multiplied by 0.20 (subject to adjustment in the event Mylan adjusts the Offer consideration if the Share Cap is exceeded). The number of Meda shares resulting from the multiplication will be rounded up to the nearest whole Meda share and tendered in exchange for Mylan Shares. The remaining number of Meda shares that such shareholder tendered will be rounded down to the nearest whole Meda share and tendered in exchange for cash. The Offer can be accepted for each Meda shareholder’s entire holding of Meda shares, even if such Meda shares do not correspond to a whole number of Mylan Shares.

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. If a directly registered Meda shareholder would otherwise be entitled to a fraction of a Mylan Share, such fraction will be aggregated with the fractions of Mylan Shares to which other directly registered Meda shareholders would otherwise be entitled and sold by Handelsbanken on NASDAQ on behalf of such shareholders. The proceeds of such sales will be converted from USD to SEK, rounded to the nearest SEK 0.50, and distributed as promptly as practicable following settlement of the Offer to such shareholders based on the fraction of a Mylan Share to which each such shareholder would otherwise be entitled. There will be no commission fee for such sales. By accepting the Offer, each accepting Meda shareholder authorizes Handelsbanken to sell any such fraction on its behalf and convert the proceeds of such sale from USD to SEK. For each Meda shareholder whose Meda shares are registered with a nominee, any fraction of a Mylan Share to which such Meda shareholder would otherwise be entitled will be treated in accordance with the policies and practices of such nominee.

If Meda pays dividends or makes any other distributions to its shareholders with a record date occurring prior to the settlement of the Offer, or issues new shares (or takes any similar corporate action) resulting in a reduction of the value per share in Meda prior to the settlement of the Offer, the Offer consideration will be reduced accordingly. The reduction shall first be made against the cash portion of the Offer consideration. Mylan reserves the right to determine whether this price adjustment mechanism or the condition to the completion of the Offer requiring Meda to not take any action that is likely to impair the prerequisites for making or completing the Offer shall be invoked. Notwithstanding the foregoing in this paragraph, Meda will be permitted to pay in 2016 its regular annual cash dividend in respect of Meda shares not exceeding SEK 2.50 per Meda share, with declaration, record and payment dates consistent with past practice, and such regular annual cash dividend shall not reduce the Offer consideration.

Meda shareholders that are the record owners of their shares and directly tender their shares to Mylan in the Offer will not have to pay any brokerage fees, commissions or similar expenses. Meda shareholders who own their shares through a broker, dealer, bank, trust company or other nominee may be charged a fee by such broker, dealer, bank, trust company or other nominee if such broker, dealer, bank, trust company or other nominee tenders Meda shares on their behalf. Meda shareholders should consult their broker, dealer, bank, trust company or other nominee to determine whether any charges will apply.

For more information, see “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—The value of the share portion of the Offer consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate” on page 26 of this prospectus.

Conditions of the Offer

The Offer is subject to the following conditions:

(i) the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;

(ii) Mylan’s Registration Statement on Form S-4, of which this prospectus forms a part, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the SEC;

(iii) the Mylan Shares to be issued in connection with the Offer being approved for listing on NASDAQ in the United States and the TASE in Israel;

(iv) with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;

(v) no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;

(vi) neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

(vii) Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;

(viii) no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and

(ix) no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii)—(ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.

Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

Acceptance Period; Settlement

Once the Offer Document has been approved by the SFSA, the Offer Document and an accompanying acceptance form will be mailed to all directly registered Meda shareholders and made available for download in electronic form on medatransaction.mylan.com, the Handelsbanken website (www.handelsbanken.se/investeringserbjudande) and the SFSA website (www.fi.se) (Offer Document only). Meda shareholders should carefully read the information regarding the commencement date and expiration date of the acceptance period included in the Offer Document in the section “The Offer—Acceptance period,” as well as the information regarding settlement included in the Offer Document in the section “Terms, conditions and instructions—Settlement.”

Extension of the Acceptance Period

Mylan has reserved the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also has reserved the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

Procedure for Tendering

The Offer Document and the accompanying acceptance form will contain instructions for tendering Meda shares. Meda shareholders should carefully read the instructions for tendering Meda shares included in the acceptance form and in the section of the Offer Document entitled “Terms, conditions and instructions.”

Withdrawal Rights

Shareholders in Meda have the right to withdraw their acceptances of the Offer. To be valid, such withdrawal must have been received before Mylan has announced that the conditions for the completion of the Offer have been satisfied or, if such announcement has not been made during the acceptance period, by the last day of the acceptance period. If any conditions for the completion of the Offer, which Mylan has reserved the right to waive, continue to apply during an extension of the Offer, the right to withdraw an acceptance will apply in the same manner throughout any such extension of the Offer.

The Offer Document will contain instructions for withdrawing tendered Meda shares. Meda shareholders should carefully read the instructions for withdrawing tendered Meda shares included in the section of the Offer Document entitled “Terms, conditions and instructions—Right to withdraw acceptance.”

Compulsory Acquisition

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. The purchase price for Meda shares acquired pursuant to the compulsory acquisition procedure will be determined by an arbitration tribunal. Such purchase price must be paid in cash and will include statutory interest accruing from the date the compulsory acquisition procedure is initiated. After initiating the compulsory acquisition procedure, Mylan will have the opportunity to obtain advance title to the minority Meda shares prior to the arbitration tribunal determining the purchase price for such Meda shares, which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed. If advance title to the Meda shares is obtained by Mylan, the arbitration tribunal may issue a separate award with respect to that portion of the purchase price that is not disputed by Mylan. In that case, Mylan would be obliged to pay such portion prior to the final arbitration award.

See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—Holders of Meda shares that do not accept the Offer and whose Meda shares are acquired by Mylan in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.”

Ownership of Mylan after the Offer

Based on the assumptions described below, Mylan expects that Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer.

Mylan has assumed, solely for purposes of estimating the percentage of Mylan Shares that Mylan shareholders and former Meda shareholders will own upon the completion of the Offer, that:

•	the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million;

•	the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 514.6 million;

•	Mylan will not adjust the Offer consideration in the event the Share Cap is exceeded;

•	the Offeror Average Closing Price will be between $30.78 and $50.74; and

•	100 percent of the outstanding Meda shares will be tendered into the Offer.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. Because shares acquired pursuant to compulsory acquisition proceedings must be paid for in cash, holders of such Meda shares will not receive Mylan Shares as part of the consideration for their Meda shares, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had all Meda shareholders tendered their shares into the Offer.

Similarly, if Mylan adjusts the Offer consideration in the event the Share Cap is exceeded (by increasing the cash portion of the Offer consideration and correspondingly decreasing the share portion of the Offer consideration), former Meda shareholders will receive fewer Mylan Shares than they otherwise would have been delivered had

Mylan not adjusted the Offer consideration, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had Mylan not adjusted the Offer consideration.

See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—Meda shareholders will have a reduced ownership and voting interest after the completion of the Offer and will exercise less influence over the management and policies of Mylan than they do over Meda.”

Material Tax Considerations

The following sections contain a general discussion of the material tax consequences of the Offer and a compulsory acquisition to holders of Meda shares and the post-Offer-and-compulsory-acquisition ownership and disposition of Mylan Shares.

THE TAX CONSIDERATIONS DISCUSSED IN THE FOLLOWING SECTIONS ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

U.S. Federal Income Tax Considerations

Scope of Discussion

The discussion below is based upon the existing provisions of the Code, applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between the United Kingdom and the United States (“Tax Treaty”). These laws and authorities are subject to change, possibly with retroactive effect. Any such change could produce tax consequences to the holders of Meda shares and Mylan Shares that are different than those described herein. The discussion below does not address any state, local or non-U.S. tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences or U.S. Medicare contribution tax consequences that may be applicable to a holder).

The discussion below is limited to U.S. Holders and non-U.S. Holders, in each case, who hold Meda shares or Mylan Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is only a summary of the material U.S. federal income tax consequences of the Offer and a compulsory acquisition and the ownership and disposition of Mylan Shares and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Offer. In particular, the tax treatment of holders will vary depending upon their particular situations and, except as otherwise noted, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, that are banks, financial institutions, insurance companies, or tax-exempt entities, who own, directly, indirectly or constructively, 10 percent or more of the outstanding Meda shares or Mylan Shares, who do not hold their Meda shares or Mylan Shares as a capital asset, who acquired their Meda shares or Mylan Shares in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Meda shares or Mylan Shares as part of an integrated investment (including a “straddle”) comprised of Meda shares or Mylan Shares, as the case may be, and one or more other positions, or who may hold Meda shares or Mylan Shares subject to the constructive sale provisions of Section 1259 of the Code.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Meda shares or Mylan Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Meda shares or Mylan Shares should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Meda shares or Mylan Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Meda shares or Mylan Shares that is not a U.S. Holder or a partnership (or an entity treated as a partnership U.S. federal income tax purposes).

As described under “Risk Factors—We expect to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws (including under applicable income tax treaties), regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the EPD Transaction, may materially adversely affect us” in Part I, Item 1A of Mylan’s Annual Report on Form 10-K, Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes and this discussion assumes that Mylan will be so treated. The U.S. federal income tax consequences of receiving or owning Mylan Shares would be materially different than those stated herein if, notwithstanding Mylan’s expectation, Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Meda Shares

U.S. Holders

The receipt of Mylan Shares and cash in exchange for Meda shares pursuant to the Offer or cash in exchange for Meda shares pursuant to a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Meda shares will recognize capital gain or loss equal to the difference between (i) the amount realized, as described in the succeeding sentence and (ii) the shareholder’s adjusted tax basis in the Meda shares exchanged therefor.

The amount realized generally will be the sum of the fair market value of the Mylan Shares and the cash received in the Offer or the cash received in a compulsory acquisition. The fair market value of the Mylan Shares received will be determined on the settlement date of the Offer, in the case of a cash basis U.S. Holder, and the date of sale, in the case of an accrual basis U.S. Holder. An accrual basis U.S. Holder, if it elects, may determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the Offer. If an accrual basis U.S. holder does not make such an election, such accrual basis U.S. Holder may have foreign currency exchange gain or loss because of differences between USD/SEK exchange rates prevailing on the date of sale and on the settlement date. Any such foreign currency exchange gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss realized by the U.S. Holder on the disposition of Mylan Shares. Except with respect to foreign currency exchange gain or loss, any such gain or loss generally would be capital gains.

Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Meda shares for more than one year as of the date of the Offer or a compulsory acquisition, as applicable. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in the Meda shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions.

If a U.S. Holder acquired different blocks of Meda shares at different times or at different prices, the U.S. Holder must determine its tax basis and holding period separately with respect to each block of Meda shares.

A U.S. Holder receiving Mylan Shares in the Offer will have an aggregate tax basis in those Mylan Shares received equal to the fair market value of the Mylan Shares as of the effective date of the Offer and the holding period of the Mylan Shares will begin on the day after the Offer becomes effective. Although it is not entirely clear how statutory interest accruing from the date the compulsory acquisition procedure is initiated will be treated for U.S. federal income tax purposes, this discussion assumes it is properly treated as interest. A U.S. Holder will be taxed on amounts treated as interest accruing from the date the compulsory acquisition procedure is initiated as ordinary income.

Except in the case of certain corporations or other exempt holders, Mylan Shares and/or cash received by a U.S. Holder in the Offer or a compulsory acquisition may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

Non-U.S. Holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon an exchange pursuant to the Offer or a compulsory acquisition unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Meda shares who is present in the United States for 183 days or more during the taxable year of the Offer or a compulsory acquisition, as applicable, and satisfies certain other conditions will be subject to U.S. federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any amounts received pursuant to the compulsory acquisition, which is characterized as accrued interest, unless the income is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States or in certain other circumstances.

A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of non-U.S. status on a properly completed W-8BEN or W-8BEN-E (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against any non-U.S. Holder’s U.S. federal tax liability, so long as the required information is timely furnished to the IRS.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the non-U.S. tax consequences of the receipt of Mylan Shares and cash pursuant to the Offer or cash pursuant to a compulsory acquisition will depend on the applicable tax laws in such country. Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the receipt of Mylan Shares and cash pursuant to the Offer or cash pursuant to a compulsory acquisition.

Tax Consequences of Holding Mylan Shares

U.S. Holders

Dividends. The gross amount of cash distributions on Mylan Shares (including amounts withheld in respect of taxes, if any) will be taxable as dividends to the extent paid out of Mylan’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation applicable to “qualified dividend income” on certain dividends if (i) Mylan is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules and that includes an exchange of information program and (ii) Mylan was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a passive foreign investment company (“PFIC”) under Section 1297 of the Code. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and Mylan believes that it is eligible for benefits under the Tax Treaty. As explained below, Mylan believes it will not be a PFIC in the current taxable year, and does not anticipate becoming a PFIC in any subsequent taxable year.

Except if certain exceptions apply, dividends paid by Mylan should constitute foreign source income and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to the holder. Foreign tax credits will not be allowed for foreign dividend withholding taxes, if any, imposed on a U.S. Holder in respect of certain short-term or hedged positions in Mylan Shares. The foreign tax credit rules are complex and Mylan recommends that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds Mylan’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted tax basis of the U.S. Holder’s Mylan Shares, and to the extent the amount of the distributions exceeds such adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of a Mylan Share in an amount equal to the difference between the amount realized for the share and its adjusted tax basis in the share. The gain or loss recognized by a U.S. Holder on the sale or exchange will generally be capital gain or loss. Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Mylan Shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. U.S. Holders would be subject to a special, adverse U.S. federal income tax regime (that would differ in certain respects from that described above) if Mylan were, or were to become, a PFIC for U.S. federal income tax purposes. Although Mylan believes it will not be a PFIC for the current year and that it is unlikely that it will become a PFIC, the determination of whether a non-U.S. corporation is a PFIC is made annually, and thus may be subject to change. In addition, the IRS or a court may disagree with Mylan’s position, and Mylan cannot assure U.S. Holders that Mylan will avoid PFIC status in the future. Mylan recommends that U.S. Holders consult with their own tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock of a PFIC and of making certain available elections designed to lessen those adverse consequences.

Controlled Foreign Corporation. If one or more U.S. persons who each own, directly, indirectly or constructively, 10 percent or more of the vote of Mylan (each, a “CFC Shareholder”) own directly, indirectly or constructively more than 50 percent of Mylan (by vote or value), Mylan would generally be treated as a controlled foreign corporation (a “CFC”). CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements (but generally are not subject to the requirements generally applicable to U.S. shareholders of a PFIC). In addition, a U.S. Holder who is or has been a CFC Shareholder may recognize dividend income and not capital gain on the disposition of shares of the CFC. U.S. Holders who are not CFC Shareholders would not be subject to any additional U.S. federal income tax consequences in the event Mylan becomes a CFC in the future. Mylan believes that it is not a CFC and does not expect to become a CFC in the future.

Information reporting and backup withholding. Except in the case of certain corporations or other exempt holders, dividends paid by Mylan to a U.S. Holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include Mylan Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Mylan recommends that U.S. Holders consult their own tax advisors concerning the application of these rules to their investment in Mylan, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Dividends . Non-U.S. Holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends in respect of Mylan Shares.

Holders whose dividend is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. Holder in the United States) will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits” tax equal to 30 percent of its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty) in the same manner as a U.S. Holder, as described above.

Capital gain . In addition, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of Mylan Shares unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the transaction and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan Shares who is present in the United States for 183 days or more during the taxable year of the transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of owning and disposing of Mylan Shares will depend on the applicable tax laws in such country Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the owning and disposing of Mylan Shares.

Non-U.S. Holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30 percent withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s accounts (a “participating foreign financial institution” or “PFFI”). While Mylan does not expect to be treated as a “foreign financial institution” for the purposes of FATCA, it is possible that FATCA withholding may be imposed on Mylan dividends if, for example, such dividends are paid to an intermediary foreign financial institution that is not a PFFI or if the dividend is paid to a recipient who has failed to comply with certain FATCA reporting obligations (a so called “recalcitrant account holder”). Mylan recommends that prospective investors consult their own tax advisors regarding the potential impact of FATCA and any foreign legislation or foreign intergovernmental agreement implementing FATCA on their ownership of Mylan Shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Sweden Tax Considerations

Below is a summary of certain Swedish tax issues related to the Offer for private individuals and limited liability companies that are residents of Sweden for tax purposes (unless otherwise stated) and hold Meda shares (“Swedish Holders”). This summary is based on current legislation in Sweden and is intended to provide general information only regarding the shares for the period during which the Meda shares are traded on Nasdaq Stockholm and Mylan Shares are traded on NASDAQ and the TASE.

This summary does not cover:

•	the tax consequences related to a compulsory acquisition;

•	situations where shares are held as current assets in business operations (for tax purposes);

•	situations where shares are held by a limited partnership or a partnership;

•	situations where shares are held in an investment savings account (Sw. investeringssparkonto);

•	the special rules regarding tax-free capital gains (including non-deductible capital losses) and dividends that may be applicable e.g. when the investor holds shares representing more than 10 percent of the voting rights or the capital or holds shares that are deemed to be held for business purposes (for tax purposes);

•	the special rules that may be applicable to private individuals who make or reverse a so called investor deduction (Sw. investeraravdrag);

•	taxation of any currency exchange gains or losses;

•	credit of foreign taxes;

•	foreign companies conducting business through a permanent establishment in Sweden; or

•	foreign companies that have been Swedish companies.

Further, special tax rules apply to certain categories of companies. The tax consequences for each shareholder depend on the holder’s particular circumstances.

Disposal of some Meda shares against cash

For shareholders in Meda that accept the Offer and thereby dispose some of their Meda shares against cash, a liability for capital gains taxation will occur. The capital gain or the capital loss is computed as the difference between the consideration, less selling expenses, and the acquisition value and should be declared in the income tax return. The acquisition value for all shares of the same class and type shall be added together and computed collectively in accordance with the so-called average method (Sw. genomsnittsmetoden). As an alternative, the so-called standard method (Sw. schablonmetoden) may be used at the disposal of listed shares, such as the Meda shares. This method means that the acquisition value may be determined as 20 percent of the consideration less selling expenses.

Private individuals

For private individuals resident in Sweden for tax purposes, capital income such as interest income, dividends and capital gains is taxed in the capital income category. The tax rate in the capital income category is 30 percent. Capital losses on listed shares, such as the Meda shares, are fully deductible against taxable capital gains realized in the same year on shares, as well as on listed securities taxed as shares (however not mutual funds, (Sw. värdepappersfonder), or hedge funds, (Sw. specialfonder), containing Swedish receivables only, (Sw. räntefonder)). 70 percent of capital losses not absorbed by these set-off rules are deductible in the capital income category.

If there is a net loss in the capital income category, a reduction is granted of the tax on income from employment and business operations, as well as national and municipal property tax. This tax reduction is 30 percent of the net loss that does not exceed SEK 100,000 and 21 percent of any remaining net loss. A net loss cannot be carried forward to future tax years.

Limited liability companies

For limited liability companies (Sw. aktiebolag) all income, including taxable capital gains and taxable dividends, is taxed as income from business operations at a rate of 22 percent. Deductible capital losses on shares may only offset taxable capital gains on shares and other securities taxed as shares. A net capital loss on shares that cannot be utilized during the year of the loss, may be carried forward (by the limited liability company that has suffered the loss) and offset taxable capital gains on shares and other securities taxed as shares in future years, without any limitation in time. If a capital loss cannot be deducted by the company that has suffered the loss, it may be deducted from another group company’s taxable capital gains on shares and other securities taxed as shares, provided that the companies are entitled to tax consolidation (through so-called group contributions) and both companies request this treatment for a tax year having the same filing date for each company (or, if one of the companies’ accounting liability ceases, would have had the same filing date). Special tax rules may apply to certain categories of companies or certain legal persons (e.g. investment companies).

Disposal of some Meda shares against Mylan Shares

Swedish Holders who accept the Offer and acquire new Mylan Shares against some of their Meda shares should be considered to have disposed of such Meda shares. Based on the assumption that the sale of the Meda shares to Mylan will be made on market terms and that Mylan, by the end of the calendar year during which the disposal of the Meda shares was completed, will hold Meda shares representing more than in aggregate 50 percent of the total votes in Meda, the rules on roll-over relief should apply to private individuals and deferred taxation should apply to limited liability companies. If the Offer is completed, Mylan intends to hold Meda shares in such manner that these requirements will be met.

Private individuals’ holding

Private individuals that are residents of Sweden for tax purposes should be deemed to have acquired the Mylan Shares at a purchase price corresponding to the acquisition value of the Meda shares if the rules on roll-over relief apply. It should be noted that the exchange of shares itself does not need to be declared in the tax return.

If a private individual ceases to have his or her residence (Sw. bosättning) or ceases to permanently stay (Sw. stadigvarande vistas) within the European Economic Area and the rules on roll-over relief have been applied, a “fictitious” capital gain assignable to the share exchange would become taxable. A capital gain or a capital loss will be computed as the difference between the fair market value of the Mylan Shares received at the time of the disposal and the acquisition value of the Meda shares disposed of. Mylan intends to make a request to the Swedish Tax Agency for a determination of the fair market value of the Mylan Shares at the time of disposal. Information regarding the value will be provided on Mylan’s and Meda’s respective websites, www.mylan.com and www.meda.se.

Limited liability companies

Limited liability companies that wish to defer the tax on the capital gain must declare the capital gain in their tax returns and formally request a tax deferral. A capital gain or a capital loss will be computed as the difference between the fair market value of the Mylan Shares received at the time of the disposal and the acquisition value of the Meda shares disposed of. Mylan intends to make a request to the Swedish Tax Agency for a determination of the fair market value of the Mylan Shares at the time of disposal. Information regarding the value will be provided on Mylan’s and Meda’s respective websites, www.mylan.com and www.meda.se.

If a limited liability company has requested a tax deferral of a capital gain on disposed Meda shares, the deferred capital gain should be brought to taxation no later than when the received Mylan Shares are disposed of. If this company already owned Mylan Shares of the same type and class before accepting the Offer or acquires such Mylan Shares following the acceptance of the Offer, a certain order of priority is applicable. When the Mylan Shares are sold, the Mylan Shares are then deemed to have been disposed of in the following order.

1.	Mylan Shares acquired prior to the Offer

2.	Mylan Shares acquired in connection with the Offer

3.	Mylan Shares acquired after the Offer

Taxation of holders of Mylan Shares following the completion of the Offer

Private individuals

For private individuals resident in Sweden for tax purposes, capital income such as interest income, dividends and capital gains is taxed in the capital income category. The tax rate in the capital income category is 30 percent. Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of some Meda shares against cash”. This also applies to such capital gains or losses on received fractions of Mylan Shares that will be added together with other such fractions and disposed of for the shareholders’ account.

For private individuals resident in Sweden for tax purposes, a preliminary tax is normally withheld on dividends if the dividends are paid by Euroclear or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation. For private individuals resident in Sweden for tax purposes, such preliminary tax is calculated so that it, together with any foreign tax that has been withheld, amounts to 30 percent.

Limited liability companies

For limited liability companies (Sw. aktiebolag) all income, including taxable capital gains, is taxed as income from business operations at a rate of 22 percent. Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of some Meda shares against cash”.

Shareholders not resident in Sweden for tax purposes

Shareholders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of shares. Shareholders may, however, be subject to taxation in their country of residence.

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of shares, if they have been residents of Sweden due to a residence (Sw. bosättning) or permanent stay (Sw. stadigvarande vistelse) in Sweden at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties.

THE SWEDEN TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Netherlands Tax Considerations

Scope of Discussion

The following is a general summary of certain material Netherlands tax consequences of the Offer and a compulsory acquisition and the ownership and disposition of Mylan Shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution.

All Meda shareholders and holders of Mylan Shares should consult with their own tax advisors with regard to the tax consequences of the Offer and a compulsory acquisition and the holding or disposal of Mylan Shares. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i)	holders of Meda shares and holders of Mylan Shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in Meda or in Mylan under the Netherlands Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001’). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5 percent or more of the total issued and outstanding capital of that company or of 5 percent or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5 percent or more of the company’s annual profits and/or to 5 percent or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	holders of Meda shares and holders of Mylan Shares that qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (in Dutch: “Wet op de vennootschapsbelasting 1969’). Generally, a taxpayer’s shareholding of 5 percent or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5 percent shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)	holders of Meda shares who are individuals for whom the Meda shares or any benefit derived from the Meda shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001);

(iv)	holders of Mylan Shares who are individuals for whom the Mylan Shares or any benefit derived from the Mylan Shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(v)	pension funds, fiscal investment institutions (in Dutch: “fiscale beleggingsinstellingen’), exempt investment institutions (in Dutch: “vrijgestelde beleggingsinstellingen’) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

The United Kingdom and the Netherlands competent authorities have determined that Mylan is tax resident solely in the United Kingdom for the purposes of the Netherlands-U.K. tax treaty and Mylan has received a binding ruling confirming this treatment. Mylan will therefore be tax resident solely in the United Kingdom so long as the facts and circumstances set forth in the relevant application letters sent to those authorities remain accurate. Even though Mylan received a binding ruling, the applicable tax laws or interpretations thereof may change, or the assumptions on which such rulings were based may differ from the facts, and in such case such changes may invalidate the contents of this section, which will not be updated to reflect any such change.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced or to become effective at a later date and implemented with or without retroactive effect.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Meda shares—Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Meda shares is a resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individual”), any benefit derived or deemed to be derived from the exchange of such holder’s Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition is taxable at the progressive income tax rates (with a maximum of 52 percent), if:

(a)	the Meda shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the Meda shares is considered to perform activities with respect to the Meda shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Meda shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Meda shares, the Meda shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4 percent of his or her net investment assets for the year at an income tax rate of 30 percent. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Meda shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Meda shares held by corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Entities”), including any capital gains realized on the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or compulsory acquisition, will generally be subject to Netherlands corporate income tax at a rate of 25 percent (a corporate income tax rate of 20 percent applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Meda shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the Meda shares or any gain realized on the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Meda shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Meda shares that go beyond ordinary asset management and does not derive benefits from the Meda shares that are taxable as benefits from other activities in the Netherlands.

Tax Consequences of Holding Mylan Shares—Withholding Tax

Residents of the Netherlands

Dividends distributed by Mylan to Netherlands Resident Individuals and Netherlands Resident Entities generally are subject to Netherlands dividend withholding tax at a rate of 15 percent. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of Mylan Shares, or proceeds of the repurchase of Mylan Shares by Mylan or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Mylan Shares as recognized for purposes of Netherlands dividend withholding tax;

•	an amount equal to the par value of Mylan Shares issued or an increase of the par value of Mylan Shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that Mylan has net profits (in Dutch: “zuivere winst”), unless the holders of Mylan Shares have resolved in advance at a general meeting to make such repayment and the par value of the Mylan Shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability.

In general, Mylan will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, Mylan is allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3 percent of the portion of the distribution paid by Mylan that is subject to Netherlands dividend withholding tax; and

•	3 percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by Mylan from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by Mylan) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that Mylan is required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that Mylan is required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.

Non-residents of the Netherlands

Payments by Mylan on Mylan Shares to holders of Mylan Shares who are neither Netherlands Resident Individuals nor Netherlands Resident Entities may be made free from Netherlands dividend withholding tax.

Tax Consequences of Holding Mylan Shares—Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Mylan Shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the Mylan Shares is taxable at the progressive income tax rates (with a maximum of 52 percent), if:

(a)	the Mylan Shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the Mylan Shares is considered to perform activities with respect to the Mylan Shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Mylan Shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

Income from savings and investments: If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Mylan Shares, the Mylan Shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4 percent of his or her net investment assets for the year at an income tax rate of 30 percent. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Mylan Shares are as such not subject to Netherlands income tax.

A law has been enacted, pursuant to which, beginning on January 1, 2017, the taxation of income from savings and investments will be amended and the deemed income will no longer be fixed at 4 percent, but instead a variable return between, as currently proposed, 2.9 percent and 5.5 percent (depending on the amount of the individual holder’s net investment assets for the year) will be applied. However, at the request of the Dutch Parliament the Dutch Ministry of Finance will also review, in the course of 2016, whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of the Mylan Shares instead of a deemed return.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Mylan Shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25 percent (a corporate income tax rate of 20 percent applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Mylan Shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under Mylan Shares or any gain realized on the disposal or deemed disposal of Mylan Shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Mylan Shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Mylan Shares that go beyond ordinary asset management and does not derive benefits from the Mylan Shares that are taxable as benefits from other activities in the Netherlands.

Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of Meda shares or a holder of Mylan Shares on any payment in consideration for the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition or for the holding or disposal of the Mylan Shares.

THE NETHERLANDS TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

United Kingdom Tax Considerations

Tax Consequences of the Offer and a Compulsory Acquisition for Holders of Meda shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Meda shares of the Offer and a compulsory acquisition, and do not purport to be a complete analysis of all tax considerations relating to the Offer and a compulsory acquisition. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs (“HMRC”) practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and do not deal with certain types of holders of Meda shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Meda shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis, insurance companies and persons who hold more than 5 percent of Meda’s shares (either alone or with persons connected with them).

References below to “U.K. Holders” are to holders of Meda shares who are resident for tax purposes in the United Kingdom, who hold their Meda shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Meda shares. “Non-U.K. Holders” are persons who are not resident for tax purposes in the United Kingdom, have not within the past five years been resident or ordinarily resident for tax purposes in the United Kingdom and are not carrying on a trade (or profession or vocation) in the United Kingdom.

Taxation of Chargeable Gains (“CGT”)—U.K. Holders

To the extent that a U.K. Holder receives Mylan Shares under the terms of the Offer or a compulsory acquisition, he is not expected to be treated as having made a disposal of his Meda shares for CGT purposes. Instead, the Mylan Shares so received should generally be treated as the same asset, acquired at the same time and for the same consideration, as the Meda shares.

To the extent that a U.K. Holder receives cash under the terms of the Offer or compulsory acquisition, he should be treated as making a disposal or part disposal of the relevant Meda shares for CGT purposes which may, depending on the holder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to CGT.

Taxation of Chargeable Gains—Non-U.K. Holders

Non-U.K. Holders should not be subject to CGT in respect of the Offer or a compulsory acquisition.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by holders of Meda shares in respect of the Offer or a compulsory acquisition.

Tax Consequences of Holding Mylan Shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Mylan Shares after the Offer or a compulsory acquisition and do not purport to be a complete analysis of all tax considerations relating to the Mylan Shares. They are based on current U.K. legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to holders of Mylan Shares who are resident for tax purposes in the United Kingdom, who hold their Mylan Shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Mylan Shares. The comments do not deal with certain types of holders of Mylan Shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Mylan Shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. They assume that Mylan is, and will continue to be, tax resident solely in the United Kingdom (including for the purposes of applicable tax treaties).

Taxation of Dividends—Individuals

Provisions announced in the U.K. Summer Budget 2015 and contained in draft Finance Bill clauses published by the U.K. Government on December 9, 2015 will, if passed by the U.K. Parliament, change the tax treatment of dividends in the hands of shareholders who are individuals where a dividend is paid on or after April 6, 2016.

General

Assuming that the draft provisions are duly enacted without relevant changes, the tax treatment of will be as follows.

•	Dividends will not carry a tax credit.

•	All dividends received by an individual shareholder from Mylan (or from other sources) will, except to the extent that they are earned through an individual savings account (ISA), self-invested pension plan or other regime which exempts the dividends from tax, form part of the shareholder’s total income for income tax purposes and will represent the highest part of that income.

•	A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by an individual holder of Mylan Shares in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income.

•	Any taxable dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be taxed at a special rate, as set out below.

•	That tax will be applied to the amount of the dividend income actually received by the individual holder of Mylan Shares (rather than to a grossed-up amount).

Dividend Income in excess of the Nil Rate Amount

Where a shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

•	at the rate of 7.5 percent, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

•	at the rate of 32.5 percent, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1 percent, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the shareholder’s total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the shareholder’s total income for income tax purposes.

Taxation of dividends—Companies

Holders of Mylan Shares within the charge to U.K. corporation tax which are “small companies” (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on their Mylan Shares.

Other holders of Mylan Shares within the charge to U.K. corporation tax will not be subject to tax on dividends paid on their Mylan Shares so long as (i) the dividends fall within an exempt class, (ii) the dividends do not fall within certain anti-avoidance provisions and (iii) the holder of Mylan Shares has not elected for the dividends not to be exempt. It would normally be expected that dividends paid on the Mylan Shares would fall within an exempt class; for example, dividends paid in respect of portfolio holdings (that is, where the recipient owns less than 10 percent of the issued share capital of the payer or any class of that share capital) will do so.

Taxation of Chargeable Gains

A disposal or deemed disposal of Mylan Shares may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

Individuals

A holder of Mylan Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan Shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to CGT at a flat rate of 18 percent in respect of any gain arising on a disposal or deemed disposal of his Mylan Shares.

A holder of Mylan Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan Shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 18 percent in respect of any gain arising on a disposal or deemed disposal of his Mylan Shares (to the extent that, when added to the holder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28 percent in respect of the remainder of the gain arising on a disposal or deemed disposal of his Mylan Shares.

No indexation allowance will be available to an individual holder of Mylan Shares in respect of any disposal or deemed disposal of Mylan Shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,100 for the tax year 2015/2016.

Companies

For holders of Mylan Shares within the charge to U.K. corporation tax, indexation allowance may be available in respect of the period of ownership of the Mylan Shares (together with any preceding period of ownership of Meda shares) to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Stamp Duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, Mylan Shares after the Offer or compulsory acquisition, assuming that they are not registered in a register kept in the United Kingdom by or on behalf of Mylan. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will arise in respect of a transfer of Mylan Shares after the Offer or compulsory acquisition.

THE UNITED KINGDOM TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Danish Tax Considerations

Scope of Discussion

Below is a summary of certain material Danish tax issues related to the Offer for private individuals and limited liability companies that are residents in Denmark for tax purposes (unless otherwise stated) and that hold Meda shares. This summary is based on current legislation in Denmark as of the date of this prospectus and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retroactive effect.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to holders of Meda shares or Mylan Shares and does not purport to deal with the tax consequences applicable to all categories of shareholders. Each shareholder is advised to consult his or her own tax advisor as to the tax consequences relating to the holder’s particular circumstances that could arise from the Offer, including the applicability and effect of foreign tax legislation (including regulations) and provisions in tax treaties.

This summary does not cover:

•	situations where shares are held as current assets in business operations;

•	situations where shares are held by a limited partnership or a partnership;

•	Pension funds and pension savers subject to taxation according to the Danish Act on Taxation of Pension Yield (in Danish “pensionsafkatbeskatningsloven”);

•	the special rules regarding tax-free capital gains (including non-deductible capital losses) and dividends that may be applicable e.g. when the investor holds shares representing more than 10 percent of the voting rights or the capital or holds shares that are deemed to be held for business purposes (for tax purposes);

•	credit of foreign taxes;

•	foreign companies conducting business through a permanent establishment in Denmark.

Disposal of Meda shares against cash

For shareholders in Meda that accept the Offer and thereby dispose of their Meda shares, a liability for capital gains taxation will occur.

Private individuals

For private individuals resident in Denmark for tax purposes, gains on listed shares are taxed as share income (in Danish “aktieindkomst”). Share income is taxed at a rate of 27 percent up to Danish kroner (“DKK”) 50,600 (in 2016) (for married couples an aggregate of DKK 101,200), and then at a rate of 42 percent.

Loss on listed shares can be offset in gains and dividends from other listed shares. Any excess loss can be carried forward for an indefinite period of time.

The capital gain or the capital loss is computed as the difference between the consideration, less selling expenses, and the acquisition value. The acquisition value for all shares of the same class and type shall be added together irrespective of the time of acquisition and computed collectively in accordance with the so-called average method (in Danish “gennemsnitsmetoden”).

Limited liability companies

For limited liability companies gains and losses on the listed Meda shares are included in the calculation of taxable income pursuant to the mark-to-market principle. The tax rate is 22 percent.

A gain or a loss is calculated as the difference between the value of the shares at the beginning and the end of the income year, beginning with the difference between the acquisition sum of the shares and the value of the shares at the end of the same income year. Upon realization of the shares by disposal, the taxable income of that income year equals the difference between the value of the shares at the beginning of the income year and the value of the shares at realization less selling expenses. If the shares have been acquired and realized in the same income year, the taxable income equals the difference between the acquisition sum and the value at realization.

Disposal of Meda shares against shares in Mylan

Private individuals holding

Private individuals that are residents of Denmark for tax purposes who accept the Offer and acquire Mylan Shares against Meda shares should be considered to have disposed of their Meda shares.

However, no potential capital gain or deductible capital loss is considered to arise upon the disposal pursuant to the rules on roll-over-relief. Based on the assumption that the sale of the Meda shares to Mylan will occur on market terms and that Mylan by the end of the calendar year during which the disposal of the Meda shares was completed, will hold Meda shares representing more than in aggregate 50 percent of the total votes in Meda, the rules on roll-over-relief should be applicable. Private individuals that are residents of Denmark for tax purposes should under such circumstances generally be deemed to have acquired the shares in Mylan at a purchase price and at a purchase time corresponding to the acquisition value and the purchase time of the Meda shares.

Limited liability companies

Limited liability companies that are residents of Denmark for tax purposes and hold Meda shares and accept the Offer and acquire Mylan Shares against Meda shares should be considered to have disposed of their Meda shares.

Gains and losses on the listed Meda shares are included in the calculation of taxable income pursuant to the mark-to-market principle and future gains and losses on listed the shares in Mylan are also taxed pursuant to the mark-to-market principle. This applies irrespective of a generally achieved deferred taxation of the share exchange. Consequently a generally achieved deferred taxation should not influence on the taxation of Danish resident limited liability companies since both the Meda shares and the acquired Mylan Shares are taxed based on the mark-to-market principle.

Taxation of Mylan shareholders following the completion of the Offer

Private individuals

For private individuals resident in Denmark for tax purposes, any subsequent gain on the acquired Mylan Shares is taxed as share income. Share income is taxed at a rate of 27 percent up to DKK 50,600 (in 2016) (for married couples an aggregate of DKK 101.200), and then at a rate of 42 percent.

Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of Meda shares against cash”. Assuming that a tax deferral is available for the private individual in connection with the acquisition of shares in Mylan, the Mylan Shares are considered acquired at a purchase price and purchase time corresponding to the acquisition value and the purchase time of the Meda shares.

For private individuals resident in Denmark for tax purposes receiving dividends, a preliminary tax is normally withheld on such dividends and if the preliminary tax withheld exceeds the withholding tax rate pursuant to the applicable tax treaty, the shareholder can request a refund of withholding tax exceeding the applicable tax treaty withholding tax rate.

Limited liability companies

For limited liability companies any subsequent gain or loss on the acquired shares in Mylan is taxed pursuant to the mark-to-market principle in the same way as described above under “Disposal of Meda shares against cash”.

Other Taxes and Duties

No Danish VAT and no Danish registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of Meda shares or a holder of Mylan Shares on any payment in consideration for the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition or for the holding or disposal of the Mylan Shares.

Shareholders not resident in Denmark for tax purposes

Shareholders not resident in Denmark for tax purposes are generally not liable for capital gains taxation in Denmark upon disposals of shares unless the shares can be allocated to a permanent establishment in Denmark of the foreign shareholder. The mere investment in shares does not constitute a permanent establishment of the foreign investor.

THE DANISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDA SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO SUCH SHAREHOLDER.

Irish Tax Considerations

Scope of Discussion

The following discussion describes the material Irish tax consequences of (a) the Offer and a compulsory acquisition which may be applicable to certain beneficial owners of Meda shares and (b) disposing of Mylan Shares received in the proposed transaction. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus. Changes in law and/or administrative practice may result in alteration of the tax considerations described below. The summary does not constitute tax advice and is intended only as a general guide.

Also it is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transactions and of the acquisition, ownership and disposal of Mylan Shares. The summary applies only to shareholders who beneficially own Meda shares as capital assets and who will beneficially own Mylan Shares received in the Offer or a compulsory acquisition as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their Meda shares or Mylan Shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Chargeable Gains Tax (“CGT”)

The Offer and a Compulsory Acquisition—Irish Holders

A shareholder who is resident or ordinarily resident for tax purposes in Ireland or who holds its shares in connection with a trade or business carried on by such shareholder in Ireland through a branch or agency is referred to herein as an “Irish Holder”.

Meda shareholders who are Irish Holders will be subject to Irish CGT in respect of the Offer or a compulsory acquisition.

As share for share “roll-over” relief should apply to the Mylan Shares issued pursuant to the Offer or a compulsory acquisition:

a.	an Irish Holder’s holding of Mylan Shares received pursuant to the Offer or a compulsory acquisition should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Meda shares held by that Irish Holder immediately prior to the Offer or a compulsory acquisition; and

b.	an Irish Holder should be treated as having made a part disposal of its holding of Meda shares for any cash received pursuant to the Offer or a compulsory acquisition (including cash received in respect of any fractional entitlement) which may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

The amount of Irish CGT, if any, payable as a consequence of the Offer or a compulsory acquisition by an Irish Holder will depend on his or her own personal tax position. No Irish CGT should be payable on any chargeable gain realized as a result of the Offer or a compulsory acquisition if the amount of the net chargeable gains realized by an Irish Holder, when aggregated with other net chargeable gains realized by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2016). Broadly, any gains in excess of this amount will be taxed at a rate of 33 percent. Indexation allowance will not be available in respect of expenditure incurred on or after January 1, 2003 or in respect of periods of ownership after December 31, 2002.

For the purposes of computing Irish CGT, euro amounts must generally be used. Where an Irish Holder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant Irish CGT event. An Irish Holder receiving a dollar amount in the Offer or a compulsory acquisition or on another disposal of Mylan Shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the date on which the Offer or a compulsory acquisition of those shares becomes effective in accordance with its terms.

The Offer and a Compulsory Acquisition—Non-Irish Holders

Meda shareholders who are not Irish Holders should not be within the charge to Irish CGT on the disposal of their Meda shares, or on the receipt of Mylan Shares and cash pursuant to the Offer or a compulsory acquisition.

After the Offer or a Compulsory Acquisition—Irish Holders

Mylan shareholders that are Irish Holders will be subject to Irish CGT on a future disposal of their Mylan Shares. Where an Irish Holder disposes of Mylan Shares and those Mylan Shares were received in the Offer or a compulsory acquisition the base cost for Irish CGT purposes that was “rolled-over” from the Meda shares into the Mylan Shares should be available as a deduction in computing any gain on such disposal.

After the Offer or a Compulsory Acquisition—Non-Irish Holders

Mylan shareholders who are not Irish Holders should not be liable for Irish CGT realized on a subsequent disposal of their Mylan Shares.

Stamp Duty

No Irish stamp duty will be payable by Meda shareholders in respect of the Offer or a compulsory acquisition. No Irish stamp duty will be payable in respect of a cash sale of Mylan Shares after the Offer or a compulsory acquisition.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDA SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO SUCH SHAREHOLDER.

Irrevocable Undertakings to Accept the Offer; Shareholder Agreements

Irrevocable Undertakings to Accept the Offer

Mylan has received irrevocable undertakings to accept the Offer from (1) Stena in respect of 75,652,948 Meda shares, representing approximately 21 percent of the outstanding shares and votes of Meda, and (2) Fidim in respect of 33,016,286 Meda shares, representing approximately 9 percent of the outstanding shares and votes of Meda. The Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking relate to Stena’s and Fidim’s entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial acceptance period for the Offer. The irrevocable undertakings given by Stena and Fidim shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before February 10, 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

The foregoing summary descriptions of the Stena Irrevocable Undertaking and the Fidim Irrevocable Undertaking are subject to and qualified in their entirety by reference to such irrevocable undertakings, each of which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this prospectus forms a part.

Shareholder Agreements

In connection with the Offer, Mylan entered into the Stena Shareholder Agreement and the Fidim Shareholder Agreement, which set forth certain terms and conditions concerning the ownership of Mylan Shares by Stena and Fidim, respectively. Each shareholder agreement imposes certain restrictions on the applicable shareholder, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan Board in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan Board in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.

The foregoing summary descriptions of the Stena Shareholder Agreement and the Fidim Shareholder Agreement are subject to and qualified in their entirety by reference to such shareholder agreements, each of which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this prospectus forms a part.

Appraisal/Dissenters’ Rights

Under Swedish law and the Meda Articles, Meda shareholders are not entitled to any rights to seek appraisal of their Meda shares in connection with the Offer, though certain related rights exist in connection with the compulsory acquisition procedure described under “Compulsory Acquisition” beginning on page 59 of this prospectus.

Meda Share-Based Awards

The Offer does not include any share-based awards granted by Meda to its employees. Mylan intends to procure fair treatment in connection with the transaction for holders of such share-based awards.

Listing of Mylan Shares; Delisting of Meda Shares

The Mylan Shares to be issued in connection with the Offer will be listed on NASDAQ in the United States and on the TASE in Israel, in each case under the ticker symbol “MYL.” Trading of the Mylan Shares delivered in connection with the Offer is expected to commence on NASDAQ and the TASE on the first trading day after settlement of the Offer.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm.

Financing of the Offer; Source and Amount of Funds

The Offer is fully financed.

The aggregate cash consideration payable in the Offer for all Meda shares will be approximately SEK 48.2 billion (USD 5.7 billion).9 The cash portion of the Offer consideration will be financed by the Bridge Credit Facility. Subject to market conditions, Mylan expects to refinance or reduce advances under the Bridge Credit Facility from proceeds of alternative financing sources.

Bridge Credit Facility

The Bridge Credit Agreement incorporated by reference herein contains representations and warranties by Mylan. Those representations and warranties were made solely for the benefit of the other parties to the Bridge Credit Agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to Mylan if those statements prove to be inaccurate; (ii) may have been qualified in the Bridge Credit Agreement by disclosures that were made to the other parties in connection with the negotiation of the Bridge Credit Agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the Bridge Credit Agreement or such other date or dates as may be specified in the Bridge Credit Agreement.

In connection with the Offer, on February 10, 2016 Mylan entered into the Bridge Credit Agreement, among Mylan N.V., as borrower, Mylan Inc., as guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time. The Bridge Credit Agreement provides for the Bridge Credit Facility consisting of a Tranche A Loan under which Mylan may obtain loans up to an aggregate amount of $6.0 billion (the “Loans”). The proceeds of the Loans will be applied solely to finance the proposed acquisition of Meda shares and pay other costs associated with the acquisition, the Bridge Credit Agreement and related transactions. The Loans will bear interest at LIBOR (determined in accordance with the Bridge Credit Agreement), if Mylan chooses to make LIBOR borrowings, or at a base rate (determined in accordance with the Bridge Credit Agreement), in each case plus an applicable margin. The applicable margin for borrowings will be determined by reference to a grid based on Mylan’s Debt Rating (as defined in the Bridge Credit Agreement), and such applicable margin will range from 0.125 percent to 1.225 percent per annum with respect to base rate borrowings and 1.125 percent to 2.225 percent per annum with respect to LIBOR borrowings, in each case subject to increase by 0.25 percent per annum, 0.25 percent per annum and 0.50 percent per annum on the date that is 90, 180 and 270 days, respectively, after the funding date. The commitments under the Bridge Credit Agreement will be available until the earliest to occur of February 8, 2017 and certain events relating to the completion or termination of the Offer set forth in the Bridge Credit Agreement. The Loans will be unsecured and will be guaranteed by Mylan Inc. The Loans will mature on the day that is 364 days after the funding date. The Bridge Credit Agreement also provided for commitments in respect of Tranche B loans in an aggregate amount of up to $4.05 billion to be applied if necessary to prepay the Revolving Credit Agreement, the 2014 Term Credit Agreement and the 2015 Term Credit Agreement and to pay fees and expenses relating thereto. The commitments in respect of such Tranche B loans were permanently terminated in connection with the effectiveness of certain amendments to the Revolving Credit Agreement, the 2014 Term Credit Agreement and the 2015 Term Credit Agreement.

The foregoing summary description of the Bridge Credit Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Bridge Credit Agreement, which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this prospectus forms a part.

[9]	Based on (1) the Announcement Exchange Rate, (2) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this prospectus) and (3) 80 percent of the total Offer consideration being paid in cash.

Security Ownership of Certain Beneficial Owners and Management of Mylan

The security ownership of certain beneficial owners and management of Mylan will be incorporated by reference into this prospectus from an amendment to Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, originally filed on February 16, 2016, which will be filed no later than April 29, 2016.

Regulatory Approvals

Antitrust Clearance

Mylan’s obligation to consummate the Offer is subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable. However, pursuant to the Swedish Takeover Rules, Mylan is only permitted to withdraw the Offer on the basis of actions required to be taken to obtain regulatory, governmental or similar clearances if such actions are of material importance to Mylan’s acquisition of Meda.

On February 29, 2016, Mylan filed the requisite notification and report form with the Federal Trade Commission and the Antitrust Division of the Department of Justice in the U.S. On March 1, 2016, Meda filed the requisite notification and report form with the Federal Trade Commission and the Antitrust Division of the Department of Justice in the U.S. Mylan plans to file formal antitrust notifications with the European Commission in the European Union, the Federal Antimonopoly Service in Russia and the Turkish Competition Authority, in each case as promptly as practicable.

Mylan will obtain the relevant approvals, or the applicable waiting periods will have expired, under the antitrust and competition laws of the countries where filings or approvals are required prior to the completion of the Offer. Mylan cannot assure you that a challenge to the completion of the Offer will not be made or that, if a challenge is made, it will not succeed.

Certain Relationships with Meda and Interests of Mylan in the Offer

Except as set forth in this prospectus, neither we nor any of our affiliates has any material interest, direct or indirect, by security holdings or otherwise, in the transaction. Except as set forth in this prospectus, neither Meda nor any of Meda’s affiliates, has any material interest, direct or indirect, by security holdings or otherwise, in the transaction.

Accounting Treatment

ASC 805 requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquiree and accounting acquiror. In a business combination effected through an exchange of equity interest, such as the proposed acquisition of Meda, the entity that issues the interest (Mylan in this case) is generally the acquiring entity. However, there are other factors in ASC 805 which must also be considered. Mylan management considered these other factors and determined that Mylan will be considered the acquiror for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from Meda based on their fair values as of the date of the completion of the transaction, with any excess being allocated to goodwill. Reported financial condition and results of operations of Mylan issued after completion of the transaction will reflect Meda’s balances and results after completion of the transaction, but will not be restated retroactively to reflect the historical financial position or results of operations of Meda. Following the completion of the transaction, the earnings of the Combined Company will reflect purchase accounting adjustments; for example, amortization of identified intangible assets or other impacts from the purchase price allocation.

INFORMATION REGARDING MEDA

The following summary discussion of Meda’s business, management and operations reflects Meda’s views and should be read in conjunction with the risks discussed in the section entitled “Risk Factors Related to Meda” and Meda’s consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Overview

Meda is a leading specialty pharmaceutical company with a diversified product portfolio. Meda’s product portfolio is divided in two primary areas:

•	Prescription (Rx), which totaled 62 percent of net sales in 2015. This product area comprises original prescription pharmaceuticals and specialty products focusing on the respiratory, dermatology, pain and inflammation therapeutic categories; and

•	Non prescription (Cx ) / Over the counter (OTC), which totaled 36 percent of net sales in 2015. Cx / OTC drugs are a common first step within self-treatment and preventive health care.

•	Other sales accounted for 2 percent net sales in 2015.

Meda Operations in the World

Meda is headquartered in Solna, Sweden. Meda has six proprietary production units in Ireland, France, Germany, Italy and the U.S. During 2015, Western Europe (comprised of western Europe, excluding the Baltics, Poland, Czech Republic, Slovakia and Hungary) accounted for 62 percent of Meda’s net sales, the U.S. accounted for 17 percent of Meda’s net sales, emerging markets accounted for 19 percent of Meda’s net sales and other sales accounted for 2 percent of Meda’s net sales. Emerging markets is the fastest growing region with a pro forma organic growth in net sales of 7 percent in 2015. See “Meda Management’s Discussion and Analysis of Financial Position and Results of Operations of Meda—Non-IFRS Financial Measures”

Targets and Strategy

Meda’s business concept is to offer cost-effective and clinically proven products. Based on a broad product portfolio and strong cash flows, Meda has been able to identify, secure access to, integrate and commercialize pharmaceutical products in its targeted therapeutic categories (primarily respiratory, dermatology and pain and inflammation) and the Cx / OTC market segment.

Sales and Marketing

Meda believes that among its strongest assets is the ability to quickly and effectively integrate acquired operations and commercialize new products globally. Key activities are primarily development of existing products, manufacturing and supply, and sales and marketing.

Acquisition and Further Development of Products

Meda does not conduct any in-house, early-stage pharmaceutical development and is primarily active in late-stage clinical development. Meda mainly acquires new products through the acquisition of companies, product rights and through partnerships with other pharmaceutical companies. Meda does, however, improve the properties of existing drugs or substances in a variety of ways:

•	New improved formulations, such as a pen in addition to cotton swab for the medical device product Endwarts®, which contains formic acid for the treatment of warts.

•	Development of combination products, such as Dymista® (azelastine and fluticasone propionate) for allergic rhinitis.

•	Globalization and regulatory approval of drugs, such as Novolizer®, Acnatac®, Zyclara® and Dymista®, in new countries/regions.

Meda’s development work can be described as market and patient-adapted product development in late clinical phases.

Two-Pronged Growth Strategy

Meda’s growth strategy involves a combination of organic growth and acquisitions. Acquisitions have historically been the main driver of Meda’s expansion and have been supported on an ongoing basis by Meda’s investments in organic product and market development. The combined results are a significant product portfolio in respiratory, dermatology, pain and inflammation and Cx / OTC.

Between 2000 and 2015, Meda made more than 30 major acquisitions of companies and product rights. Several strategic acquisitions were completed in the period from 2005 to 2008, including the German pharmaceutical group Viatris, 3M’s European pharmaceuticals division, the U.S. specialty pharmaceutical company MedPointe and Valeant’s European pharmaceutical division. In 2010, Meda acquired the U.S. specialty pharmaceutical company, Alaven, and subsequently acquired the Nordic OTC company, Antula, in 2011. During 2013, Meda acquired the U.S. development company, Acton Pharmaceuticals, Inc., which included its proprietary product Aerospan®. Meda further acquired all global rights to EB24® with its acquisition of ZpearPoint AS.

In 2014, Meda completed the acquisition of Rottapharm.

Greater Focus on Organic Growth

Since 2012, in addition to the Cx / OTC portfolio and emerging markets, Meda has focused on a number of selected therapeutic categories, particularly respiratory, dermatology and pain and inflammation. This has involved a greater focus on organic growth. In 2012 and 2013, new products, such as Dymista® and Zyclara®, were launched in these therapeutic focus areas.

Several products in the Nordic OTC portfolio were launched in new markets in 2012. In 2015, Meda also increased its market investments to expand within the Cx /OTC area and drive growth in emerging markets following the Rottapharm transaction.

Products

Prescription Drugs—three primary therapy areas

Meda focuses primarily on three therapeutic categories—respiratory, dermatology and pain and inflammation. Meda has stated that its products are meeting a growing need among patients and healthcare providers. This need is driven by factors such as the growing incidence of allergies, particularly in Western Europe and North America, but also in emerging markets. Dermatology includes diseases such as skin cancer and its precursors, acne and eczema, which are all common conditions experiencing an increase in prevalence. This is partly due to environmental factors such as sun exposure. The pain and inflammation therapeutic area is experiencing growth in several different indications resulting in rising costs for customers.

Respiratory (Allergies and Asthma)—15 percent 2015 net sales (across Rx, Cx and OTC)

Allergic rhinitis is one form of allergy and is considered a global epidemic, affecting some 500 million people worldwide, of which around 180 million are in Western Europe, U.S. and Japan.

Asthma is a chronic condition affecting the respiratory tract and lungs. It is the most common chronic disease among children. Asthma affects some 300 million individuals worldwide.

Dermatology—22 percent 2015 net sales (across Rx, Cx and OTC)

The skin is the body’s largest organ and has many vital functions, such as protection from microbes.

Skin diseases are common in all age groups and in all parts of the world. Some of the most common skin diseases are eczema, psoriasis, acne and skin cancer.

Pain and Inflammation—14 percent 2015 net sales (across Rx, Cx and OTC)

Inflammation is a process by which the body’s white blood cells and the substances they produce protect us from infection with foreign organisms, such as bacteria and viruses.

Since many organs do not have many pain sensitive nerves, pain may not be a primary issue, but can still be a life-disrupting symptom of an inflammatory disease.

Non-Prescription (Cx)

Meda’s portfolio of consumer healthcare Cx products, which can be prescribed or recommended by physicians and pharmacists, are backed by clinical data, which strengthens their credibility and reputation with healthcare professionals.

Cx products tend to be less susceptible to the pricing pressures that affect Rx-products as a result of reference pricing, financial pressure on national health systems and the increased competitiveness of generics.

Over-the-Counter Drugs (OTC)

The percentage of OTC drugs is higher in emerging markets than in mature markets, often due to the fact that consumers in those markets have less access to advanced healthcare. In these circumstances, OTC drugs may replace prescription drugs. In more developed markets, demand for OTC drugs is driven by a growing interest in self-healing, wellness and improved quality of life.

Manufacturing and Supply

Meda combines proprietary production with contract manufacturing of drugs. Meda’s proprietary production accounted for approximately 40 percent of its sales volume as of December 31, 2015.

At December 31, 2015, Meda had the following proprietary production units:

•	Merignac (France) contains around 260 employees–Produces liquids and solutions, such as Betadine®

•	Cologne (Germany) contains around 260 employees–Produces various preparation forms, such as Novolizer®

•	Decatur (Illinois, USA) contains around 90 employees–Produces various preparation forms, such as Soma®, Astepro® and Geritol®

•	Dublin (Ireland) contains around 160 employees–Produces glucosamine sulphate (API), oral solid dosage and drops, such as the products Dona®, Zyma® and Plantaben®

•	Troisdorf (Germany) contains around 240 employees–Multipurpose production of oral solid dosage, liquids, gels and granules, such as Legalon®, Reparil® and Agiolax®

•	Confienza (Italy) contains around 80 employees–Produces various preparation forms, such as Soma®, Astepro® and Geritol®

Customers

Meda’s customer structure consists of several customer groups. With respect to prescription drugs, the most important target group is doctors, nurses and other medical professionals at specialist clinics and general practice surgeries. As Meda increasingly chooses to focus on specialist drugs, its marketing increasingly targets specialists.

For Cx / OTC drugs, marketing focuses largely on end customers (i.e. patients). Pharmacies and other establishments that provide pharmaceuticals are important sales channels for Cx / OTC drugs. Their staff, in particular, plays a key role as they often provide advice to customers.

Organization and Employees

Meda had, as of December 31, 2015, a diversified product portfolio and proprietary sales organization in close to 60 countries. Taking into account the markets where sales are handled by distributors, Meda’s products were sold in more than 150 countries as of December 31, 2015. Meda is the parent company of a number of subsidiaries (the “Meda Group”), and its headquarters are located in Solna, outside of Stockholm, Sweden. Meda’s employees are primarily organized into four divisions:

•	Marketing and sales

•	Product development

•	Manufacturing

•	Administration

Most of Meda’s employees work in marketing and sales, which represented almost 60 percent of all employees as of December 31, 2015. The total number of employees for the Meda Group, as of December 31, 2015, was 4,617, of which 461 were contractors. Meda’s operations and number of employees has grown quickly, primarily through acquisitions.

Marketing and Sales

Meda’s marketing organization consisted of 2,690 people as of December 31, 2015, of which 67 percent work in the Western European market, 21 percent in emerging markets and 12 percent in the U.S. market. In markets where Meda has no representation, the export organization International Trade Business is in charge of operations. Meda’s marketing centers provide central support functions in key therapeutic categories and also maintain relationships with relevant international organizations.

Product Development

Meda had, as of December 31, 2015, 449 employees working with development, clinical trials and drug registration. As a specialty pharmaceutical company, Meda has stated that it refrains from capital-intensive, early-stage pharmaceutical development. Instead, Meda focuses on development in the late clinical phase, for example registering new pharmaceutical forms or new indications for existing drugs. By working actively to improve and further develop existing products and known substances, Meda is able to defend and enhance its market position in its existing therapeutic categories.

Manufacturing

The manufacturing division ensures a steady product flow to Meda’s marketing companies. Finished products are delivered from Meda’s own manufacturing units as well as contract manufacturers. Meda has six proprietary production units in Ireland, France, Germany, Italy and the U.S. For more information on manufacturing, see “Manufacturing and Supply” above.

History

Meda was founded in 1954. The groundwork was laid to establish Meda’s platform as a specialty pharmaceutical company in 2000-2002 when Meda set a strategy to build its future on proprietary products. Customers’ needs would be met through cost-effective measures with medical quality as a guiding principle. This work focused largely on identifying potential acquisitions and opportunities for in-licensing.

MEDA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MEDA

This discussion and analysis reflects Meda’s views and should be read in conjunction with Meda’s audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Meda’s audited consolidated financial statements included in this prospectus have been prepared in accordance with IFRS as issued by the IASB.

This discussion and analysis contains forward-looking statements that reflect Meda’s views and which involve risk, uncertainties and assumptions. See “Forward-Looking Statements.” Meda’s actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in the section of this prospectus entitled “Risk Factors Related to Meda.”

Overview

Meda is a leading international specialty pharmaceutical company with a broad product portfolio and its own sales organizations in over 60 countries. Including those markets where sales are managed by distributors, Meda’s products are sold in more than 150 different countries.

Based on a broad product portfolio and strong cash flow, Meda’s business concept is to identify, secure access to, integrate and commercialize pharmaceutical products in its key therapeutic categories, and products for self-treatment and preventive healthcare. One of Meda’s assets has historically been the ability to commercialize products through its global organization. Key activities are primarily development of existing products, manufacturing and supply, and sales and marketing.

Meda’s growth strategy involves a combination of organic growth and acquisitions, although acquisitions have been the main driver of Meda’s expansion to date. Meda has been built on several transformational acquisitions, and this is expected to remain an important pathway for growth. The addition of new products will also remain key to Meda’s growth over time. Acquisitions drive growth in two ways: firstly, by adding acquired revenue; and secondly, by creating new organic growth opportunities which are realized through market and patient adapted product development and expanded geographical footprint. The successful integration of Rottapharm during 2015, for example, opened possibilities for further organic growth based on an expanded position (pain and inflammation) and sustained potential (respiratory and dermatology) in key therapeutic categories, clinically proven consumer healthcare (Cx) products and OTC products together with an increased presence in emerging markets.

Meda’s product portfolio is well diversified and spans several therapeutic areas and product areas. In 2015, prescription drugs (Rx) accounted for 62 percent of net sales, while non-prescription drugs accounted for 36 percent, consisting of both Cx and OTC products. Even though Meda is involved in several therapeutic categories, it has three key therapeutic categories: respiratory, dermatology, and pain and inflammation.

Meda has stated that its prescription drug (Rx) products are meeting a growing need among patients and healthcare providers. The need is driven by different factors. In the respiratory therapeutic category, there is a growing incidence of respiratory illnesses in the form of allergies and asthma, particularly in Western Europe and North America, but also in growth markets. The dermatology therapeutic category includes diseases such as skin cancer, acne and dermatitis, all of which are common conditions where incidence is growing. This is partly due to environmental factors such as sun exposure. The pain and inflammation therapeutic category is experiencing growth in several different indications, resulting in rising costs for the customers. Pain and inflammation is an area affecting an increasing number of people due to increases in life expectancy. The most common indications are back pain, neck pain and knee osteoarthritis.

Non-prescription drugs have increased in importance for Meda following the acquisition of Rottapharm. The non-prescription product category consists of Cx and OTC products, which are categorized based on how they are marketed. Cx includes clinically effective and scientifically proven non-prescription drugs. Cx is an attractive area which combines the best of Rx and OTC, such as non-reimbursement, free pricing, good margins and limited generic competition. In recent years, Meda has built an extensive portfolio of OTC products, and now offers an increasing range of OTC products in its markets. OTC products are key complements to prescribed drugs because they are easily accessible, save patients’ time and reduce cost pressures on the healthcare system.

In 2016, Meda’s focus is expected to be on further exploiting growth products, emerging markets franchises and other opportunities.

Key Developments

Challenges with Italian business

Meda has noted that it faces numerous challenges in Italy, including: a declining Cx business; unfavorable pricing conditions; and high inventories built up over the years at the wholesale level. Meda sought to take measures in the course of 2015 to address issues in its Italian business, including by reorganizing the sales force. The situation with wholesale stocks also improved during the year as inventories were drawn down. As a result, Meda significantly reduced receivables in Italy and improved cash flow.

Dymista approved for treatment of SAR in children aged 6 to 11

On February 20, 2016, Meda announced that the FDA has approved Dymista®, a nasal spray that combines azelastine hydrochloride and fluticasone propionate in a composition for treating symptoms of seasonal allergic rhinitis (SAR) in patients aged 6 to 11 in need of both components for treatment. Dymista® was previously only indicated for adults and children over the age of 12. The approved dosage for children aged 6 to 11 is one spray per nostril BID (the same dosage as for adolescents and adults with SAR).

Reglan settlement

In conjunction with the purchase of Alaven Pharmaceuticals in 2010, Meda Pharmaceuticals Inc. assumed responsibility for ongoing U.S. product liability cases involving the product Reglan (metoclopramide). There are slightly less than 3,300 relevant cases in which the company is named as one of multiple defendants, with most of the cases in Philadelphia, San Francisco and New Brunswick. In general, the cases involve plaintiffs that took Reglan for long periods of time to control gastric stasis and gastroesophageal reflux and developed the side effect tardive dyskinesia, which is characterized by repetitive, involuntary muscle movements, generally of the face and extremities. The Reglan labeling since 1986 has warned about this condition if the product was taken for more than twelve weeks. The plaintiffs allege that the warning was not prominent enough. While Meda has stated that it believes that it has meritorious defenses to these claims, Meda has reported that in order to avoid the expense and distraction of litigation, Meda entered into a confidential settlement agreement in 2015 which establishes a framework to resolve all of the claims. Meda recognized a provision of $25 million in the third quarter of 2015 and $2.5 million was paid in the fourth quarter of 2015. The settlement is subject to sufficient participation by the plaintiffs as determined in Meda’s sole discretion.

Divestment of Euromed manufacturing unit

On December 1, 2015, Meda signed an agreement with The Riverside Company to divest Euromed S.A., a business-to-business manufacturer of herbal extracts and natural active substances located in Spain. The transaction was closed December 29, 2015 and total consideration was EUR 82 million in upfront cash for the shares of Euromed. The unit generated sales of around EUR 40 million (inclusive of approximately EUR 12 million of intercompany sales) and an operating profit margin of around 18 percent on an annual basis (and 15% percent exclusive of intercompany sales). The divestment resulted in a gain of SEK 22 million which has been recognized as other income in 2015.

Acquisition and successful integration of Rottapharm

On July 31, 2014, Meda announced an agreement to acquire the Italian specialty pharma company Rottapharm S.p.A. The acquisition was completed on October 10, 2014. The acquisition of Rottapharm increased Meda’s earnings profile by contributing a strong brand portfolio within consumer healthcare and increasing the company’s presence on Emerging Markets (as defined below) by roughly 50 percent. The acquisition was initially expected by Meda to lead to annual cost synergies of approximately SEK 900 million.

Rottapharm S.p.A., headquartered in Monza, Italy, was founded by Professor Luigi Rovati in 1961 and grew into a leading consumer healthcare focused branded specialty pharma company. The company’s products have received the professional endorsement of doctors and pharmacists within the consumer healthcare segment. The company combines Rx-reimbursed medications with more traditional consumer healthcare products, characterized by high scientific credibility (clinically-proven consumer healthcare products or Cx); these are high-margin products that are prescribed or recommended by doctors with nearly no generic competition. Rottapharm has a global footprint with a presence of its products in 90 countries worldwide.

The purchase price amounted to SEK 17,654 million and consisted of SEK 12,309 million in cash after deduction of net debt in Rottapharm, 30 million Meda shares at a value, at the time of concluding the transaction, corresponding to SEK 2,976 million, and an unconditional deferred payment of SEK 2,600 million (EUR 275 million) which is payable in January 2017 (unless such payment is accelerated by Meda undertaking certain transformative transactions).

In 2014, Rottapharm contributed SEK 1,533 million to Meda’s net sales and an operating result of SEK 409 million. The operating result is adjusted for amortizations of SEK 162 million related to adjustments of product rights to fair value and restructuring costs of SEK 485 million, which are the part of the restructuring costs charged to Rottapharm.

Meda has reported that it successfully integrated Rottapharm during 2015, ahead of plan and achieving more than the planned synergies for the year, while at the same time continuing to drive its day-to-day business forward in its respective markets. Apart from synergies and increased revenues, Meda has reported that the acquisition has strengthened Meda in several areas. It now has a wider product range and a more balanced portfolio with the addition, in particular, of a strong range of Cx products and presence in Emerging Markets. Meda’s own distribution network now spans over 60 countries.

Meda and Valeant terminated their joint ventures

Meda reached an agreement with Valeant to terminate the companies’ joint ventures in Canada, Mexico, and Australia during the second quarter 2014. Meda has established subsidiaries in all three countries. The rights to the products Flupirtine®, Onsolis®, and Sublinox® reverted to Meda, while Valeant has continued to pursue operations in Canada including the products Palafer®, Contac®, and Manerix®. Sublinox® has been out-licensed to Valeant in Canada. The agreement also gave Meda extended sales rights to the in-licensed products Acnatac® and Zyclara®, allowing Meda to sell the products in Australia and South Africa. Meda has also ceased paying royalties to Valeant on sales of Acnatac® and Zyclara®. The divestment resulted in a gain of SEK 42 million which has been recognized as other income in 2014.

Dymista approved in Europe

Dymista was approved in Europe in 2013 through the decentralized registration process. Dymista has been approved for the treatment of seasonal and perennial allergic rhinitis. The national registration processes, including negotiations regarding pricing and reimbursement, as well as product launches also began in 2013, with Dymista now sold in several European markets.

Meda acquired Aerospan

Meda acquired the patented product Aerospan through the acquisition of Acton Pharmaceuticals Inc. in 2013. The acquisition was completed on October 21, 2013 and the purchase price was $135 million. The transaction included a milestone payment of $10 million and royalty-based milestones.

Reporting Segments and Product Categories

Meda management has stated that it assesses operations from a geographic perspective. Meda currently is organized in three geographic areas: Western Europe (comprising Western Europe, excluding the Baltics, Poland, Czech Republic, Slovakia and Hungary); the U.S. (which includes Canada); and Emerging Markets (comprising Eastern Europe, including the Baltics, Poland, Czech Republic, Slovakia, Hungary, Turkey, the Middle East, Mexico and other non-European markets).

In addition, Meda reports certain information by product category: Rx (prescription drugs and specialty products); and Cx/OTC (non-prescription drugs).

Non-IFRS Financial Measures

Meda management uses EBITDA, EBITDA margin (i.e., EBITDA as a percentage of net sales) and free cash flow, each a non-IFRS financial measure, in conjunction with other IFRS and non-IFRS financial measures, to assess its operating results and for financial and operational decision-making purposes. EBITDA represents operating profit (which excludes tax and finance income and finance costs) before amortization and depreciation. Meda has stated that it believes that EBITDA provides useful information about its core operating results and enhances the comparability of profit across segments. Free cash flow represents cash flow from operating activities less cash flow from investing activities (excluding acquired product rights and acquired operations). Meda also has stated that it believes that free cash flow provides useful information to investors about the amount of cash generated by its business that can be used for strategic transactions, including making strategic investments and acquisitions.

The table below sets forth a reconciliation of EBITDA to operating profits (the most directly comparable IFRS measure) for the periods indicated:

	Year ended December 31
SEK million	2015	2014	2013
Operating profit	2,719	1,487	1,548
Depreciation and amortization	3,284	2,503	2,186

EBITDA	6,003	3,990	3,734

EBITDA margin (%)	30.6	26.0	28.5

A reconciliation of free cash flow to cash flow from operating activities (the most directly comparable IFRS measure) is set forth under “—Liquidity and Capital Resources—Cash Flows—Free Cash Flow.”

In addition, the discussion of Meda’s reported operating results and cash flows present certain adjusted measures that are regularly reviewed by Meda management but are not prepared in accordance with IFRS. These include the following:

•	constant exchange rate measures: net sales and certain expense measures that are adjusted to exclude currency effects;

•

“organic” growth measures: net sales measures that are adjusted for currency effects, acquisitions, disposals, discontinued products, and revenues from the cooperation agreement with Valeant (which revenues have not been included in the past based on Meda’s view that they represent a royalty stream over which Meda has no influence). Differences between year-over-year growth in net sales on an actual and organic basis in the periods under review have primarily been attributable to currency effects and the impact of the acquisition of Rottapharm. Organic growth in net sales has been calculated, in 2014 versus 2013, by excluding the impact of the acquisition of Rottapharm on Meda’s 2014 results, and in 2015 versus 2014, by including Rottapharm’s 2014 results prior to its acquisition in Meda’s 2014 results on a pro forma basis as if the acquisition of Rottapharm had been completed as at the beginning of 2014. Although this difference in approach impacts the comparability of the organic growth figures presented in respect of the different year-over-year periods, Meda has stated that it believes that this represents the most useful representation of organic growth for the different year-over-year periods in isolation; and

•	measures adjusted for items affecting comparability: measures that are adjusted to exclude the effect of certain restructuring costs and other items that Meda has stated affect the year-over-year comparisons of Meda’s financial results.

Meda has stated that, while not intended to be a substitute for or superior to reporting measures prepared in accordance with IFRS, it believes the above adjusted measures are useful to investors in evaluating its results as they are indicative of its ongoing performance and reflect how management evaluates its operational results and trends.

In order to compute constant exchange rate growth, Meda translates financial data for a period into SEK using the same foreign currency exchange rates that it used to translate financial data for the previous period.

Reconciliations of organic growth to reported growth are shown after their use in the discussion below. Meda’s net sales for 2014 by geographic segment and by product category on a pro forma basis as if the acquisition of Rottapharm had been completed as at the beginning of 2014 are as follows:

	2014
SEK million	Sales (reported)(1)	Pro forma adjustments relating to acquisition of Rottapharm(2)	Sales (pro forma)
Western Europe	10,205	2,253	12,458
U.S.	2,542	4	2,546
Emerging Markets	2,370	908	3,278
Other Sales	235	186	421

Total net sales	15,352	3,351	18,703

Rx	10,536	792	11,328
Cx/OTC	4,581	2,373	6,954
Other Sales	235	186	421

Total net sales	15,352	3,351	18,703

(1)	As of January 1, 2015, Meda reports all medical device products by geographic area and by product category. These products were previously not allocated in full by geographic area and were recognized as other sales in the reporting by product category. The change has not resulted in any change in the reporting by geographic area for the full year 2014. Other Sales by product category for 2014 have been adjusted from SEK 492 million to SEK 235 million, with SEK 28 million allocated to Rx and SEK 229 million allocated to Cx/OTC.
(2)	Represents historical Rottapharm net sales for the portion of 2014 prior to its consolidation as of October 10, 2014, with reclassifications to align Rottapharm’s historical financial information with Meda’s financial statement presentation.

Reconciliations of key income statement line items and EBITDA for 2015 and 2014 excluding and including restructuring costs and other items affecting comparability are set forth below under “—Results of Operations—Items Affecting Comparability.”

The additional information discussed in this section is not uniformly defined by all companies including those in Meda’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted IFRS measure. Such non-IFRS measures should not be viewed in isolation or as an alternative to the equivalent IFRS measure.

Results of Operations

The following table summarizes Meda’s consolidated results of operations for the periods indicated.

	Year ended December 31
SEK million	2015	2014	2013
Net sales	19,648	15,352	13,114
Cost of sales	–7,525	–6,083	–5,087

Gross profit	12,123	9,269	8,027

Other income	22	42	—
Selling expenses	–4,359	–3,718	–2,993
Medicine and business development expenses	–4,086	–3,223	–2,794
Administrative expenses	–981	–883	–692

Operating profit	2,719	1,487	1,548

Finance income	37	8	22
Finance costs	–1,452	–913	–567

Profit after financial items	1,304	582	1,003

Tax	–112	–180	–198

Net income	1,192	402	805

Earnings attributable to:
Parent company shareholders	1,176	399	807
Non-controlling interests	16	3	–2

Items Affecting Comparability

The following table sets forth a reconciliation of key income statement line items and EBITDA for 2015 and 2014 excluding and including restructuring costs and other items affecting comparability. No such items were applicable or incurred in 2013.

	2015
	Excluding restructuring costs and other items affecting comparability	Restructuring costs	Other items affecting comparability	Including restructuring costs and other items affecting comparability
Net sales	19,648	—	—	19,648
Cost of sales	–7,533	8	—	–7,525

Gross profit	12,115	8	—	12,123

Other income	—	—	22	22
Selling expenses	–4,132	–227	—	–4,359
Medicine and business development expenses	–3,851	–25	–210	–4,086
Administrative expenses	–934	–47	—	–981

Operating profit	3,198	–291	–188	2,719

Net financial items	–1,196	—	–219	–1,415

Profit after financial items	2,002	–291	–407	1,304

Tax	–471	359	—	–112

Net income	1,531	68	–407	1,192
EBITDA	6,482	–291	–188	6,003
Amortization, product rights	–3,040	—	—	–3,040
Depreciation and amortization, other	–244	—	—	–244

Operating profit	3,198	–291	–188	2,719

	2014
	Excluding restructuring costs and other items affecting comparability	Restructuring costs	Other items affecting comparability	Including restructuring costs and other items affecting comparability
Net sales	15,352	—	—	15,352
Cost of sales	–6,053	–30	—	–6,083

Gross profit	9,299	–30	—	9,269

Other income	—	—	42	42
Selling expenses	–3,342	–376	—	–3,718
Medicine and business development expenses	–3,043	–59	–121	–3,223
Administrative expenses	–717	–166	—	–883

Operating profit	2,197	–631	–79	1,487

Net financial items	–665	—	–240	–905

Profit after financial items	1,532	–631	–319	582

Tax	–351	171	—	–180

Net income	1,181	–460	–319	402

EBITDA	4,700	–631	–79	3,990
Amortization, product rights	–2,348	—	—	–2,348
Depreciation and amortization, other	–155	—	—	–155

Operating profit	2,197	–631	–79	1,487

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Sales

Net sales for 2015 amounted to SEK 19,648 million (2014: SEK 15,352 million), which corresponds to an increase of 28 percent as against 2014. At constant exchange rates, net sales increased by 21 percent, with the lower growth rate in constant exchange rate terms primarily reflecting a significant appreciation of the U.S. dollar against the Swedish kroner, and moderate appreciation of the euro against the Swedish kroner. The Rottapharm acquisition contributed sales of SEK 4,937 million in 2015 (as against SEK 1,533 million in 2014). Organic growth in net sales amounted to -1 percent. Differences between growth in net sales on an actual and organic basis in 2015 as against 2014, including in respect of the geographic segments and product categories discussed below, were primarily attributable to currency effects and the impact of the acquisition of Rottapharm. On an organic basis, strong sales in Emerging Markets and in the U.S. region were more than offset by lower sales in Western Europe, mainly attributable to the challenges in Italy discussed above under “—Key Developments” (although, due to Rottapharm’s significant presence in Italy, Italy favorably contributed to growth in actual and constant exchange rate terms).

The following table sets forth Meda’s net sales by geographic segment for the periods indicated:

SEK million	Year ended December 31
	2015	2014	Change (actual)	Change (constant exchange rates)	Change (organic)
Western Europe	12,213	10,205	20%	16%	–5%
U.S.	3,354	2,542	32%	10%	11%
Emerging Markets	3,660	2,370	54%	47%	7%
Other Sales	421	235	79%	75%	–2%

Total net sales	19,648	15,352	28%	21%	–1%

Sales for Western Europe were SEK 12,213 million (2014: SEK 10,205 million), representing a 20 percent increase over 2014 and a 16 percent increase at constant exchange rates. Sales of products from Rottapharm amounted to SEK 3,013 million (as against SEK 1,119 million in 2014). Organic growth was –5 percent as against 2014. On an organic basis, sales were negatively impacted above all by poor sales development in Italy, as well as in France, due to generic competition for Tambocor. Sales development on an organic basis was positive in the Nordic markets, Germany, Austria and Portugal.

U.S. sales amounted to SEK 3,354 million (2014: SEK 2,542 million), corresponding to an increase of 32 percent over 2014 and 10 percent at constant exchange rates. Organic growth was 11 percent as against 2014. On an organic basis, sales were held back by the impact of generic competition on Astepro and sales of launch quantities in the first quarter of 2014 for Aerospan. These negative effects were more than compensated for by higher sales in constant exchange rate terms of Felbatol in particular, as well as Astelin and some other products. Dymista sales of SEK 706 million were 3 percent higher than in the prior year in constant exchange rate terms (actual: 27 percent higher).

Sales in Emerging Markets amounted to SEK 3,660 million (2014: SEK 2,370 million), representing a 54 percent increase. At constant exchange rates, the increase was 47 percent, while organic growth was 7 percent. Sales of products from Rottapharm amounted to SEK 1,612 million (as against SEK 349 million in 2014). On an organic basis, sales were especially strong in Greater China, the Middle East, and Malaysia, while sales in the CIS region (comprised of Ukraine, Moldova, Belarus, Kazakhstan, Azerbaijan, Armenia, Georgia, Turkmenistan, Uzbekistan, Mongolia and the Kyrgyz Republic) were hampered by the economic situation and Australia and Turkey also showed lower sales.

The following table sets forth Meda’s net sales by product category for the periods indicated:

SEK million	Year ended December 31				Change (organic)
	2015	2014(1)	Change (actual)	Change (constant exchange rates)
Rx	12,160	10,536	15%	8%	0%
Cx/OTC	7,067	4,581	54%	47%	–3%
Other Sales	421	235	79%	74%	–2%

Total net sales	19,648	15,352	28%	21%	–1%

(1)	As of January 1, 2015, Meda reports all medical device products by geographic area and by product category. These products were previously not allocated in full by geographic area and were recognized as other sales in the reporting by product category. The change has not resulted in any change in the reporting by geographic area for the full year 2014. Other Sales by product category for 2014 have been adjusted from SEK 492 million to SEK 235 million, with SEK 28 million allocated to Rx and SEK 229 million allocated to Cx/OTC.

Sales of prescription drugs (Rx) amounted to SEK 12,160 million (2014: SEK 10,536 million), representing a 15 percent increase over 2014 and an 8 percent increase at constant exchange rates. Organic growth was flat. The impact on sales growth on an organic basis from generic competitors to Astepro in the U.S. and Tambocor in France was negative. Several products in Meda’s prioritized therapeutic areas showed good growth on a constant exchange rate basis, including Dymista, which grew at 19 percent (actual: 39 percent) to SEK 1,003 million, and Elidel, which grew at 40 percent (actual: 51 percent) to SEK 518 million.

Cx/OTC sales amounted to SEK 7,067 million (2014: SEK 4,581 million), representing a 54 percent increase over 2014 and a 47 percent increase at constant exchange rates. The Rottapharm acquisition contributed sales of SEK 3,474 million (as against SEK 1,027 million in 2014). Organic growth amounted to –3 percent, mainly due to negative sales development in Italy. On an organic basis, sales of Dona and Armolipid, part of the product portfolio acquired from Rottapharm, grew at moderate rates to SEK 855 million and SEK 334 million, respectively. On a constant exchange rate basis, Betadine sales were slightly below last year, while CB12 sales declined by 17 percent (actual: 15 percent) to SEK 290 million.

The table below sets forth a reconciliation of reported growth to organic growth for net sales by geographic segment and product category for 2015 versus 2014:

	Change (actual)	Currency effects	Discontinued products	Rottapharm acquisition	Change (organic)
Western Europe	20%	–4%	—	–21%	–5%
U.S.	32%	–22%	1%	—	11%
Emerging Markets	54%	–7%	—	–40%	7%
Other Sales	79%	–5%	1%	–77%	–2%

Total net sales	28%	–7%	—	–22%	–1%

	Change (actual)	Currency effects	Discontinued products	Rottapharm acquisition	Change (organic)
Rx	15%	–7%	—	–8%	0%
Cx/OTC	54%	–7%	—	–50%	–3%
Other Sales	79%	–5%	1%	–77%	–2%

Total net sales	28%	–7%	—	–22%	–1%

Operating Expenses, Operating Profit and EBITDA

Operating profit was SEK 2,719 million (2014: SEK 1,487 million) and EBITDA was SEK 6,003 million (2014: SEK 3,990 million) due to the development of net sales discussed above and of operating expenses discussed below. This yielded a 13.8 percent operating profit margin and a 30.6 percent EBITDA margin (2014: 26.0 percent). Excluding restructuring costs and other items affecting comparability, operating profit amounted to SEK 3,198 million (2014: SEK 2,197 million) and EBITDA to SEK 6,482 million (2014: SEK 4,700 million). This corresponds to a growth rate of operating profit (excluding restructuring costs and other items affecting comparability) of 46 percent, or 28 percent at constant exchange rates, and operating profit margin (excluding restructuring costs and other items affecting comparability) of 16.3 percent (2014: 14.3 percent), and to a growth rate of EBITDA (excluding restructuring costs and other items affecting comparability) of 38 percent, or 30 percent at constant exchange rates, and EBITDA margin (excluding restructuring costs and other items affecting comparability) of 33.0 percent (2014: 30.6 percent).

Operating expenses amounted to SEK 9,426 million (2014: SEK 7,824 million) and included restructuring costs of SEK 299 million and a provision of SEK 210 million related to the ongoing U.S. product liability cases involving the product Reglan. Operating expenses excluding restructuring costs and other items affecting comparability were SEK 8,917 million (2014: SEK 7,102 million), with the increase over 2014 primarily reflecting the inclusion of Rottapharm in Meda’s results for the full year.

Selling expenses, including restructuring costs of SEK 227 million, were SEK 4,359 million (2014: SEK 3,718 million, including restructuring costs of SEK 376 million). Selling expenses excluding restructuring costs increased by 15 percent compared with the previous year at constant exchange rates, with the increase over 2014 primarily reflecting the inclusion of Rottapharm in Meda’s results for the full year.

Medicine and business development expenses, including restructuring costs of SEK 25 million and the provision of SEK 210 million mentioned above, were SEK 4,086 million (2014: SEK 3,223 million, including restructuring costs and other items affecting comparability of SEK 180 million). The increase in medicine and business development expenses excluding restructuring costs and other items affecting comparability primarily reflected the inclusion of Rottapharm in Meda’s results for the full year.

Administrative expenses, including restructuring costs of SEK 47 million, totaled SEK 981 million (2014: SEK 883 million, including restructuring costs of SEK 166 million). The increase in administrative expenses excluding restructuring costs primarily reflected the inclusion of Rottapharm in Meda’s results for the full year.

Net Financial Items, Tax and Net Profit

Net financial items amounted to SEK –1,415 million (2014: SEK –905 million) and include expenses of SEK 219 million categorized as an item affecting comparability related to the redemption of a bond loan in late April 2015 which was absorbed in conjunction with the acquisition of Rottapharm. Excluding items affecting comparability (see “—Results of Operations—Items Affecting Comparability”), net financial items totaled SEK –1,196 million (2014: SEK –665 million), with the increase over 2014 primarily attributable to increased interest expense due to increased borrowings and higher interest rates.

Profit/loss after net financial items totaled SEK 1,304 million (2014: SEK 582 million). Reported tax amounted to SEK –112 million (2014: SEK –180 million). Reported tax was reduced by SEK 359 million as a result of tax effects attributable to restructuring costs and the utilization of a non-capitalized loss carry-forward in the German operations. Excluding tax effects attributable to restructuring costs, the tax expense was SEK 471 million (2014: SEK 351 million), equivalent to a tax rate of 23.5 percent (2014: 22.9 percent), with the increased tax rate primarily attributable to the inclusion of Rottapharm in Meda’s results for the full year.

Net profit totaled SEK 1,192 million (2014: SEK 402 million) for the reasons described above.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Sales

Net sales for 2014 amounted to SEK 15,352 million (2013: SEK 13,114 million), which corresponds to an increase of 17 percent as against 2013. At constant exchange rates, sales increased 12 percent, with the lower growth rate in constant exchange rate terms primarily reflecting moderate appreciation of the U.S. dollar and the euro against the Swedish kroner. The Rottapharm acquisition contributed sales of SEK 1,533 million in 2014. Organic growth for the full-year amounted to 2 percent. Differences between growth in net sales on an actual and organic basis in 2014 as against 2013, including in respect of the geographic segments and product categories discussed below, were primarily attributable to currency effects and the impact of the acquisition of Rottapharm.

The following table sets forth Meda’s net sales by geographic segment for the periods indicated:

SEK million	Year ended December 31				Change (organic growth)
	2014(1)	2013(1)	Change (actual exchange rate)	Change (constant exchange rate)
Western Europe	10,205	8,507	20%	14%	2%
U.S.	2,542	2,454	5%	0%	1%
Emerging Markets	2,370	1,951	21%	22%	5%
Other Sales	235	202	16%	8%	–19%

Total net sales	15,352	13,114	17%	12%	2%

(1)	As of January 1, 2015, Meda reports all medical device products by geographic area and by product category. These products were previously not allocated in full by geographic area and were recognized as other sales in the reporting by product category. The change has not resulted in any change in the reporting by geographic area for the full year 2014. Other Sales by product category for 2014 have been adjusted from SEK 492 million to SEK 235 million, with SEK 28 million allocated to Rx and SEK 229 million allocated to Cx/OTC. Other sales by geographic area for 2013 have been adjusted from SEK 240 million to SEK 202 million, with SEK 38 million allocated to U.S. Other Sales by product category for 2013 have been adjusted from SEK 396 million to SEK 202 million, with SEK 15 million allocated to Rx and SEK 179 million allocated to Cx/OTC.

Sales for Western Europe were SEK 10,205 million (2013: SEK 8,507 million), representing a 20 percent increase over 2013 and 14 percent at constant exchange rates. Sales of products from Rottapharm amounted to SEK 1,119 million. Organic growth amounted to 2 percent as against 2013. On an organic basis, growth was primarily fueled by Spain and Sweden, but most other markets also displayed healthy growth. Sales on the German market saw a decline on an organic basis compared with the previous year, primarily owing to lower sales of Formatris in constant exchange rate terms. Sales in France also dropped on an organic basis due to increased generic competition for Tambocor during the second half of the year.

U.S. sales amounted to SEK 2,542 million (2013: SEK 2,454 million), representing a 5 percent increase. At constant exchange rates, sales were flat, while organic growth was 1 percent. Sales of Dymista rose to SEK 556 million (2013: SEK 410 million). Sales of launch quantities of Aerospan totaled SEK 37 million. The negative organic growth is primarily attributable to lower sales of Astepro in constant exchange rate terms owing to generic competition.

Sales in Emerging Markets amounted to SEK 2,370 million (2013: SEK 1,951 million), representing a 21 percent increase as against 2013. At constant exchange rates, the increase was 22 percent. The Rottapharm acquisition contributed sales of SEK 349 million in 2014. Organic growth amounted to 5 percent and was driven mainly by Russia, Australia, Turkey, and Mexico. Organic growth was impeded by delivery problems for Elidel, which resulted in lower sales in the Middle East and China compared to the previous year.

The following table sets forth Meda’s net sales by product category for the periods indicated:

SEK million	Year ended December 31				Change (organic growth)
	2014(1)	2013(1)	Change (actual exchange rate)	Change (constant exchange rate)
Rx	10,536	9,599	10%	6%	2%
Cx/OTC	4,581	3,313	38%	32%	3%
Other Sales	235	202	16%	8%	-19%

Total net sales	15,352	13,114	17%	12%	2%

(1)	As of January 1, 2015, Meda reports all medical device products by geographic area and by product category. These products were previously not allocated in full by geographic area and were recognized as other sales in the reporting by product category. The change has not resulted in any change in the reporting by geographic area for the full year 2014. Other Sales by product category for 2014 have been adjusted from SEK 492 million to SEK 235 million, with SEK 28 million allocated to Rx and SEK 229 million allocated to Cx/OTC. Other sales by geographic area for 2013 have been adjusted from SEK 240 million to SEK 202 million, with SEK 38 million allocated to U.S. Other Sales by product category for 2013 have been adjusted from SEK 396 million to SEK 202 million, with SEK 15 million allocated to Rx and SEK 179 million allocated to Cx/OTC.

Sales of prescription drugs (Rx) amounted to SEK 10,536 million (2013: SEK 9,599 million), representing an increase of 10 percent as against 2013 and 6 percent at constant exchange rates. The Rottapharm acquisition contributed sales of SEK 394 million in 2014. Organic growth amounted to 2 percent. Dymista made a significant contribution to the organic growth in the period as a result of strong sales growth in constant exchange rate terms, while the trends for Astepro and Elidel in constant exchange rate terms were weak owing to generic competition and delivery problems. Tambocor also saw weak sales in constant exchange rate terms due to increased generic competition.

Cx/OTC sales amounted to SEK 4,581 million (2013: SEK 3,313 million), representing an increase of 38 percent, 32 percent at constant exchange rates and 3 percent in organic terms. The Rottapharm acquisition contributed sales of SEK 1,027 million, mainly via Dona, Legalon, Saugella, and Armolipid.

The table below sets forth a reconciliation of reported growth to organic growth for net sales by geographic segment and product category for 2014 versus 2013:

	Change (actual)	Currency effects	Cooperation agreement with Valeant	Discontinued products	Rottapharm acquisition	Change (organic)
Western Europe	20%	–6%	—	—	–12%	2%
U.S.	5%	–5%	–1%	2%	—	1%
Emerging Markets	21%	1%	—	—	–17%	5%
Other Sales	16%	–8%	—	—	–27%	–19%

Total net sales	17%	–5%	—	1%	–11%	2%

	Change (actual)	Currency effects	Cooperation agreement with Valeant	Discontinued products	Rottapharm acquisition	Change (organic)
Rx	10%	–4%	—	—	–4%	2%
Cx/OTC	38%	–6%	—	1%	–30%	3%
Other Sales	16%	–8%	—	—	–27%	–19%

Total net sales	17%	–5%	—	1%	–11%	2%

Operating Expenses, Operating Profit and EBITDA

Operating profit for 2014 was SEK 1,487 million (2013: SEK 1,548 million) and EBITDA was SEK 3,990 million (2013: SEK 3,734 million) due to the development of net sales discussed above and of operating expenses discussed below. This yielded a 26.0 percent (2013: 28.5 percent) EBITDA margin. Excluding restructuring costs and other items impacting comparability, operating profit amounted to SEK 2,197 million (2013: 1,548 million) and EBITDA to SEK 4,700 million (2013: 3,734 million), corresponding to an operating profit (excluding restructuring costs and other items affecting comparability) margin of 16.3 percent (2013: 11.8 percent) and an EBITDA (excluding restructuring costs and other items affecting comparability) margin of 30.6 percent (2013: 28.5 percent).

Operating expenses for the period amounted to SEK 7,824 million (2013: SEK 6,479 million). The increase is entirely due to an increase in total costs resulting from the acquisition of Rottapharm, coupled with restructuring costs of SEK 631 million and transaction costs of SEK 121 million categorized as an item affecting comparability associated with the acquisition of Rottapharm.

Selling expenses for the period amounted to SEK 3,718 million (2013: SEK 2,993 million). Selling expenses, excluding restructuring costs and other additional costs from Rottapharm, were consistent with the previous year at constant exchange rates. Restructuring costs amounted to SEK 376 million.

Medicine and business development expenses amounted to SEK 3,223 million (2013: SEK 2,794 million) and include the transaction costs of SEK 121 million associated with the acquisition of Rottapharm referred to above, along with restructuring costs of SEK 59 million. The increase in medicine and business development expenses excluding the aforementioned restructuring costs and other items affecting comparability primarily reflected the inclusion of Rottapharm in Meda’s 2014 results for the portion of the year following its acquisition.

Administrative expenses for the period totaled SEK 883 million (2013: SEK 692 million). Excluding restructuring costs and other additional costs from Rottapharm, administrative expenses decreased at constant exchange rates, primarily as a result of lower legal expenses. Restructuring costs amounted to SEK 166 million.

Net Financial Items, Tax and Net Profit

Meda net finance expense amounted to SEK –905 million (2013: SEK –545 million) and profit after net financial items amounted to SEK 582 million (2013: SEK 1,003 million). The net finance expense in 2014 includes items affecting comparability of SEK 160 million relating to borrowing costs, transaction tax of SEK 36 million on the acquisition of the shares in Rottapharm, recognition of capitalized borrowing costs regarding Meda’s former bank facilities of SEK 32 million, and financial expenses of SEK 12 million relating to Rottapharm. Excluding the aforementioned items affecting comparability of SEK 240 million, net finance expense totaled SEK 665 million in 2014 (2013: –545 million), with the increase over 2013 primarily resulting from increased interest expense, increased finance lease expense and transaction tax relating to the acquisition of Rottapharm shares.

Tax expense was SEK 180 million (2013: SEK 198 million), equivalent to a tax rate of 30.9 percent (2013: 19.8 percent). Excluding tax effects attributable to restructuring costs, the tax rate in 2014 was 22.9 percent (see

Note 13 to Meda’s audited consolidated financial statements), with the increased tax rate primarily attributable to improved earnings growth in the United States. Tax effects attributable to restructuring costs reduced reported tax by SEK 171 million whereof SEK 229 million is linked to restructuring costs and financial costs, SEK –21 million is linked to internal restructuring of subsidiaries ahead of the acquisition of Rottapharm and SEK –37 million is related to write-downs of deferred tax and additional tax related to prior years.

Net profit amounted to SEK 402 million (2013: SEK 805 million) for the reasons described above. Excluding restructuring costs and other items affecting comparability, net profit for 2014 amounted to SEK 1,181 million (2013: SEK 805 million).

Liquidity and Capital Resources

Meda’s primary cash requirements have historically consisted of cash used in operating activities, including its working capital requirements, servicing indebtedness and financing investments in future growth, such as the company’s own product and marketing investments, as well as acquisitions. Meda’s primary sources of liquidity have historically consisted of cash flows from operating activities, debt financing and, in limited instances, equity issuances.

Meda has stated that it anticipates that it will have adequate sources of working capital in the next 12 months.

Cash Flows

The following table presents information regarding Meda’s cash flows for the periods indicated:

	Year ended December 31
SEK million	2015	2014	2013
Cash flow from operating activities before changes in working capital	3,717	3,254	2,956
Changes in working capital	–393	–212	–111

Cash flow from operating activities	3,324	3,042	2,845

Cash flow from investing activities	262	–8,906	–1,255

Cash flow from financing activities	–4,272	7,914	–1,597

Cash flow for the period	–686	2,050	–7

Cash and cash equivalents at period start	2,311	178	194
Exchange-rate difference for cash and cash equivalents	–13	83	–9

Cash and cash equivalents at period-end	1,612	2,311	178

Cash Flow from Operating Activities

Cash flow from operating activities before changes in working capital amounted to SEK 3,717 million in 2015. Working capital had an impact of SEK –393 million on cash flow. Cash flow from inventories totaled SEK –198 million, mainly relating to bridging stocks of raw material for Elidel, following the transfer to in-house manufacturing and lower sales than expected in the fourth quarter of 2015. Receivables had a negative effect of SEK 96 million on cash flow. Liabilities had a negative effect of SEK 99 million on cash flow due to fluctuations in payments of trade payables offset by a reduction of accrued expenses in the U.S. market and the payment of acquisition-related transaction costs. Accordingly, cash flow from operating activities amounted to SEK 3,324 million in 2015.

Cash flow from operating activities before changes in working capital amounted to SEK 3,254 in 2014. Working capital had a SEK –212 million impact on cash flow. Cash flow from inventories totaled SEK 182 million, which is primarily due to lower wholesale inventory levels in southern Europe and the U.S. Receivables had an adverse effect on cash flow of SEK 536 million driven mainly by increased trade receivables, which is mainly due to strong sales in the fourth quarter of 2014. Debts had a positive effect on cash flow of SEK 142 million. Accordingly, cash flow from operating activities amounted to SEK 3,042 million in 2014.

Cash flow from operating activities before changes in working capital amounted to SEK 2,956 million in 2013. Working capital affected cash flow in the amount of SEK –111 million. Inventories increased by SEK 97 million, mainly due to stockpiling of Dymista in the U.S. market. Receivables had a negative impact on cash flow of SEK 225 million, mainly as a result of strong sales at the end of the fourth quarter of 2013. Liabilities had a positive impact on cash flow in the amount of SEK 211 million, mainly explained by an increase in accrued expenses. Accordingly, cash flow from operating activities amounted to SEK 2,845 million in 2013.

Cash Flow from Investing Activities

Cash flow from investing activities amounted to SEK 262 million in 2015, and includes a cash effect of SEK 701 million related to the divestment of the Euromed manufacturing unit in Spain.

Cash flow from investing activities amounted to SEK –8,906 million in 2014. The fourth quarter of 2014 saw the completion of the Rottapharm acquisition, which had a SEK –8,744 million impact on investing activities.

Cash flow from investing activities amounted to SEK –1,255 million in 2013. The acquisition of the patented product Aerospan in the U.S. was completed at the beginning of the fourth quarter of 2013.

Cash Flow from Financing Activities

Cash flow from financing activities amounted to SEK –4,272 million in 2015, primarily as a result of debt repayments and deleveraging efforts. Dividends of SEK 914 million were paid in the second quarter of 2015.

Cash flow from financing activities amounted to SEK 7,914 million in 2014, due primarily to substantial borrowings incurred in connection with the acquisition of Rottapharm. Dividends of SEK 756 million were paid during the second quarter of 2014.

Cash flow from financing activities amounted to SEK –1,597 million in 2013.

Free Cash Flow

The table below sets forth a reconciliation of free cash flow to cash flow from operating activities (the most directly comparable IFRS measure) for the periods indicated, and a further reconciliation of free cash flow excluding restructuring costs and other items affecting comparability to free cash flow:

	Year ended December 31
SEK million	2015	2014	2013
Cash flow from operating activities	3,324	3,042	2,845
Cash flow from investing activities	262	–8,906	–1,255
Excluding investments in product rights & acquired/divested operations	–491	8,820	1,101
Excluding sale of non-current assets	0	–55	–3

Free cash flow (reported)	3,095	2,901	2,688
Restructuring payments	632	21	—
Financial payments categorized as items affecting comparability	289	32	—
Transaction cost payments	113	46	—
Reglan settlement payment	21	—	—
Tax payments categorized as items affecting comparability	22	—	—

Free cash flow (excluding restructuring costs and other items affecting comparability)	4,172	3,000	2,688

Free cash flow was SEK 3,095 million in 2015. Restructuring costs of SEK 632 million, acquisition-related transaction costs of SEK 113 million, costs related to the early redemption of the bond loan in Rottapharm of SEK 289 million, a tax payment of SEK 22 million linked to internal restructuring of subsidiaries and settlement costs of SEK 21 million related to Reglan were paid during the period. Accordingly, free cash flow excluding restructuring costs and other items affecting comparability totaled SEK 4,172 million, corresponding to a 39 percent increase as against 2014.

Free cash flow was SEK 2,901 million in 2014. Free cash flow excluding restructuring costs and other items affecting comparability of SEK 99 million totaled SEK 3,000 million, corresponding to a 12 percent increase.

Free cash flow was SEK 2,688 million in 2013. There were no restructuring costs or other items affecting comparability increasing or decreasing free cash flow in the year ended December 31, 2013.

Borrowings

On December 31, 2015, Meda had EUR, USD and SEK borrowings of SEK 24,862 million. The average interest rate including credit margins on December 31, 2015 was 2.5 percent (2014: 3.6 percent). Further information on Meda’s current borrowings, including their maturity profile, can be found in Notes 2 and 25 to Meda’s audited consolidated financial statements beginning on page F-1 of this prospectus.

The basis of Meda’s debt financing is syndicated bank loans of SEK 25 billion with nine Swedish and foreign banks. This financing is augmented with borrowing via a Swedish medium term note program with an upper limit of SEK 7 billion, a Swedish commercial paper program with an upper limit of SEK 4 billion, and a Bilateral bank loan of SEK 2 billion.

Confirmed credit facilities were as follows on December 31, 2015:

•	Bond loan of SEK 400 million, maturing in April 2016

•	Bilateral bank loan of SEK 2,000 million, maturing in 2017

•	Bond loan of SEK 600 million, maturing in April 2018

•	Bond loan of SEK 750 million, maturing in April 2019

•	Credit facility with nine banks amounting to SEK 25,000 million, maturing 2016–2020.

•	Term loan of SEK 6,063 million, maturing in December 2018.

•	Revolving loan of SEK 12,500 million, maturing in December 2019.

•	Term loan of SEK 6,151 million maturing in December 2020 (amortization of SEK 2,578 million).

The syndicated credit facilities are available provided that Meda meets certain financial key ratios concerning net debt in relation to EBITDA and interest coverage ratio. Meda has met its financial key ratios for 2015.

As of December 31, 2015, Meda had unused confirmed credit facilities of SEK 5,227.

Off-Balance Sheet Arrangements

As of March 31, 2016 and December 31, 2015, Meda did not have any off balance-sheet arrangements that had a material current effect or that are reasonably likely to have a material future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Meda’s contractual obligations as of December 31, 2015:

	Payment Due by Period
SEK million	Less than 1 year	1–2 years	2–3 years	3–4 years	4–5 years	More than 5 years
Borrowings	2,891	3,130	7,540	9,769	3,746	—
Unconditional deferred payment	—	2,458	—	—	—	—
Derivatives(1)	40	8	—	—	—	—
Trade payables	1,696	—	—	—	—	—
Finance leases	—	—	—	—	—	—
Operating leases	215	164	159	92	52	58
Other liabilities	80	—	—	—	—	—
Accrued expenses	907	—	—	—	—	—

(1)	Represents net settled derivatives. For derivatives with a variable interest rate, the variable rate that applied to each derivative on December 31, 2015 was used for the entire period to maturity. Financial derivatives which will be settled gross comprised various currency forward contracts on the reporting date (see also Note 22 to Meda’s audited consolidated financial statements; on December 31, 2015, the contractually agreed undiscounted cash flows from these instruments, maturing within 12 months, stood at SEK –23,835 million and SEK 23,895 million respectively.

Research and Development

Meda has stated that the value-generating work performed in Meda’s development department is focused on tailored clinical development programs and the compilation of scientific arguments defending, exploring and highlighting product features. As a specialty pharma company, Meda has stated that it refrains from high-risk, capital-intensive early research. Instead the company’s resources are concentrated on development of ‘close to market’ in the late clinical or registration phases. The focus is often on well-known active ingredients and improving the characteristics of existing products, for example through:

•	New improved formulations, such as a pen in addition to the cotton swab for the medical device product EndWarts, which contains formic acid for the treatment of warts.

•	Development of combination products, such as Dymista (azelastine and fluticasone propionate) for allergic rhinitis.

•	Internationalization and regulatory approval of approved drugs, such as Novolizer, Acnatac, Zyclara and Dymista, in new countries/regions.

In the years ended December 31, 2015, 2014 and 2013, Meda invested SEK 207 million, SEK 235 million and SEK 249 million, respectively, in drug maintenance and development, excluding costs for registration, side effect management and quality assurance.

Critical Accounting Estimates and Judgments

Preparation of the financial statements in accordance with IFRS requires Meda management to make assessments, estimates and assumptions which affect the reported assets and liabilities and other information disclosed in the closing accounts as well as the income and expenses reported during the period. Meda’s description of the most important accounting policies applied by Meda based on assessments and the most important sources of uncertainty in estimates that may have an impact on Meda’s reported results and position in future financial years is set out in Note 3 to Meda’s audited consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Meda is exposed to various financial risks through its operations. Meda’s management of these risks is centralized to Meda’s internal bank and is regulated in Meda’s financial policy. Meda’s objective is to identify, quantify, and keep risks of adverse impact on Meda’s income statements, balance sheets, and cash flows at suitable levels.

Currency risk

Transaction exposure is the risk of impact on Meda’s net income and cash flow due to change in the value of commercial flows in foreign currencies in conjunction with exchange rate fluctuations. Meda has sales through its own sales organizations in more than 60 countries. Sales to other countries occur as exports in both the customers’ local currency and other currencies such as EUR and USD. Purchases are mainly made in EUR, SEK, and USD. So in all, Meda is continually exposed to transaction risk; Meda has stated that it believes that this exposure is however limited to a few units and the exposure that rises in trade receivables and trade payables denominated in foreign currency is continuously hedged. On December 31, 2015, currency derivatives that hedged transaction exposure had a net fair value of SEK 36 million (2014: SEK 13 million). Hedge accounting is not applicable to these transactions, which means that changes to the fair value are carried to the income statement.

Most of Meda’s operations are conducted in subsidiaries outside of Sweden in functional currencies other than SEK. Translation exposure arises for net investments in foreign operations. Translation exposure is for the most part in EUR, but also USD. Meda hedges risk partially by taking external loans and contracting for currency swaps in the respective currency. Hedge accounting in accordance with IAS 39 is applied for these hedging transactions. Translation differences recognized in other comprehensive income in 2015 that relate to net investments in foreign operations amounted to SEK -376 million (2014: SEK 2,118 million), and translation differences from hedging instruments for net investments amounted to SEK 308 million (2014: SEK -1,014 million) after tax.

Meda sales are generated principally in currencies other than SEK. Changes in exchange rates therefore have a significant effect on the consolidated income statement since consolidation in the foreign subsidiaries’ income statements is in SEK. This exposure is not hedged, because the subsidiaries mainly work in local currencies; exchange rate fluctuations thus have no significant impact on competition or margins.

The next table shows the annual theoretical translation effect on Meda’s net sales and earnings before tax. Calculated effects are based on recognized figures for 2015 excluding one-time effects. The average EUR/SEK exchange rate for 2015 was 9.35346 and 8.43026 for USD/SEK.

Parameter	Change, %	Effect on net sales, SEK million	Effect on profit after tax, SEK million
On December 31, 2015
EUR/SEK	+/–1	+/–98	+/–31
USD/SEK	+/–1	+/–36	+/–4
Other currencies/SEK	+/–1	+/–49	+/–1

On December 31, 2014
EUR/SEK	+/–1	+/–84	+/–15
USD/SEK	+/–1	+/–24	+/–1
Other currencies/SEK	+/–1	+/–31	+/–1

Interest rate risk

Interest risk refers to the risk that changes in general interest rates may have an adverse effect on Meda’s net profit/loss. The time taken for interest rate fluctuations to affect net profit/loss depends on the fixed interest period for the loan. Meda has stated that, per its policy, the loan portfolio’s fixed interest period, on average, should be between 3 and 15 months. On average, this period was 5.5 months on December 31, 2015.

Meda uses interest rate swaps to extend/shorten the period of fixed interest on underlying loans. Meda has stated that, per its policy, the duration of an interest rate swap may not exceed five years. Hedge accounting is applied to these transactions, and fair value is charged to other comprehensive income. In 2015, interest rate swaps had an impact on other comprehensive income of SEK –1 million (2014: SEK 9 million) from cash flow hedging after tax. The fair value included in the consolidated balance sheet for interest rate swaps as of December 31, 2015 was a net amount of SEK –23 million (2014: SEK –22 million).

On December 31, 2015, group borrowings of SEK 24,862 million were mainly distributed as: EUR 1,614 million (SEK 14,834 million), $610 million (SEK 5,149 million), and SEK 4,879 million. The average interest rate including credit margins on December 31, 2015 was 2.5 percent (December 31, 2014: 3.6 percent). Interest expense for 2016 for this loan portfolio at unchanged interest rates would thus amount to approximately SEK 600 million. If interest rates change instantaneously +/– 1 percentage, Meda’s profit after tax would change by +/– SEK 168 million (135) on an annual basis, taking into account the loan amounts and fixed interest rates that existed on December 31, 2015. Further information can be found in Note 25 to Meda’s audited consolidated financial statements beginning on page F-1 of this prospectus.

Refinancing risk

Refinancing risk is the risk that the refinancing of a maturing loan is not feasible, and the risk that refinancing must be done during unfavorable market conditions at unfavorable interest rates. Meda seeks to limit refinancing risk by spreading the maturity structure of the loan portfolio over time and spreading financing over several counterparties. See “—Liquidity and Capital Resources—Borrowings” for additional discussion on Meda’s existing borrowing arrangements.

Liquidity risk

Meda’s current liquidity is covered by a retained liquidity reserve (cash and bank balances, current investments, and the unused portion of confirmed credit facilities) that in the long term is to amount to at least 5 percent of Meda’s annual sales. On December 31, 2015, the liquidity reserve stood at SEK 6,839 million, corresponding to 35 percent of sales for 2015. See Note 2 to Meda’s audited consolidated financial statements for additional detail on Meda’s contractually agreed undiscounted cash flows.

Credit risk

Meda’s financial transactions lead to credit risks in relation to financial counterparties. Meda has stated that, according to its financial policy, financial transactions may only be conducted with the group’s financing banks, or banks with a high official rating corresponding to Standard & Poor’s long-term A-rating or better. Investments in cash and cash equivalents can only be made in government securities or with banks that have a high official rating. Credit risk exists in Meda’s cash and cash equivalents, derivatives, and cash balances with banks and financial institutions and in relation to distributors and wholesalers, including outstanding receivables and committed transactions.

Meda’s sales are mainly to large, established distributors and wholesalers with robust financial strength in each country. Since sales occur in several countries and to many different customers, Meda has stated that it believes that it has good risk distribution. Meda follows up granted credits continually. Meda assets that entail credit risk are reported in Notes 21, 22 and 23 to Meda’s audited consolidated financial statements.

Capital risk

Meda’s stated capital structure goal is to secure the company’s ability to continue its operations with the aim of generating return to shareholders and benefit for other stakeholders. The goal is also to keep the costs of capital down, through an optimal capital structure and by that strengthen Meda’s ability to meet its financial key ratios. Capital is judged on the basis of the Meda’s equity/assets ratio. Meda’s stated long-term goal is an equity/total assets ratio of 30 percent. New shares may be issued to maintain the capital structure in conjunction with major acquisitions. As at December 31, 2015, Meda has reported that the ratio of equity/total assets ratio stood at 34.4 percent (December 31, 2014: 31.8 percent).

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS OF MEDA

The following table sets forth certain information known to Mylan regarding the beneficial ownership of Meda’s shares as of March 31, 2016 (based on 365,467,371 Meda shares outstanding as of such date) by:

•	Each person known by Mylan to be the beneficial owner of more than 5 percent of any class of Meda’s voting securities;

•	Each of Meda’s directors and executive officers; and

•	All of Meda’s directors and executive officers as a group.

For purposes of this table, and in accordance with the rules of the SEC, shares are considered “beneficially owned” if the person, directly or indirectly, has sole or shared voting or investment power over such shares. A person is also considered to beneficially own shares that he or she has the right to acquire within 60 days of March 31, 2016. Unless otherwise indicated, the principal address of each of the Meda shareholders listed below is c/o Meda AB, Pipers väg 2A, SE-170 73 Solna, Sweden. To Mylan’s knowledge, the persons in the following table have sole voting and investment power, either directly or through one or more entities controlled by such person, with respect to all of the Meda shares shown as beneficially owned by them, unless otherwise indicated in the footnotes below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Five Percent Shareholders
Stena Sessan Rederi AB(1)	75,652,948	20.7
Fidim S.r.l.(2)	33,016,286	9.0
Directors and Executive Officers
Martin Svalstedt(3)	40,016	*
Luca Rovati	—	—
Peter Claesson(4)	5,500	*
Peter von Ehrenheim(5)	16,500	*
Kimberly Lein-Mathisen	—	—
Lillie Li Valeur	—	—
Guido Oelkers	—	—
Lars Westerberg(6)	44,000	*
Karen Sörensen	—	—
Dr. Jörg-Thomas Dierks(7)	195,000	*
Esfandiar Faghfouri(8)	3,500	*
Ton van’t Hullenaar(9)	3,500	*
Enzo Lacchini	—	—
Dr. Joachim Maus(10)	3,000	*
Henrik Stenqvist(11)	192,605	*
Hans-Jürgen Tritschler(12)	1,000	*
Rainer Weiss(13)	5,205	*
Mårten Österlund(14)	105,644	*
Magnus Kjellberg	—	—
Paula Treutiger	—	—
All current directors and executive officers as a group (20 persons)(15)	615,470	*

*	Denotes that beneficial ownership is less than one percent.
(1)	The address for Stena Sessan Rederi AB is P.O. Box 2181, SE-403 13 Göteborg, Sweden.

(2)	The address for Fidim S.r.l. is Galleria Dell Unione 5, Milano, 20122, Italy.
(3)	Includes 40,016 class A shares held by Mr. Svalstedt as of March 31, 2016 based on the insider register maintained by the SFSA (the “SFSA Register”).
(4)	Includes 5,500 class A shares held by Mr. Claesson as of March 31, 2016 based on the SFSA Register.
(5)	Includes 16,500 class A shares held by Mr. von Ehrenheim as of March 31, 2016 based on the SFSA Register.
(6)	Includes 44,000 class A shares held by Mr. Westerberg as of March 31, 2016 based on the SFSA Register.
(7)	Includes 195,000 class A shares held by Dr. Dierks as of March 31, 2016 based on the SFSA Register.
(8)	Includes 3,500 class A shares held by Mr. Faghfouri as of March 31, 2016 based on the SFSA Register.
(9)	Includes 3,500 class A shares held by Mr. Svalstedt as of March 31, 2016 based on the SFSA Register. In addition, Mr. Svalstedt holds 350 paid and subscribed shares as of March 31, 2016 based on the SFSA Register.
(10)	Includes 3,000 class A shares held by Mr. Maus as of March 31, 2016 based on the SFSA Register.
(11)	Includes 192,605 class A shares held by Mr. Stenqvistt as of March 31, 2016 based on the SFSA Register.
(12)	Includes 1,000 class A shares held by Mr. Tritschler as of March 31, 2016 based on the SFSA Register.
(13)	Includes 5,205 class A shares held by Mr. Weiss as of March 31, 2016 based on the SFSA Register. In addition, Mr. Weiss holds 520 paid and subscribed shares and 5,200 subscription rights as of March 31, 2016 based on the SFSA Register.
(14)	Includes 105,644 class A shares held by Mr. Österlund as of March 31, 2016 based on the SFSA Register. In addition, Mr. Österlund holds 2,356 paid and subscribed shares and 23,560 subscription rights as of March 31, 2016 based on the SFSA Register.
(15)	Includes 615,470 class A shares beneficially owned by Meda’s officers and directors as of March 31, 2016 based on the SFSA Register. In addition Meda’s officers and directors hold 3,226 paid and subscribed shares and 28,760 subscription rights as of March 31, 2016 based on the SFSA Register.

DESCRIPTION OF MYLAN SHARES

The following summary of the terms of the Mylan Shares does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Dutch law and our articles of association, which we refer to as our Articles or the Mylan Articles. A copy of our Articles has been filed with the SEC and is incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part. See “Where You Can Find More Information” beginning on page 162 of this prospectus.

Share Capital

Authorized Share Capital

Our Articles authorize two classes of shares, ordinary shares and preferred shares, each with a nominal value of €0.01 per share. Our authorized share capital is €24,000,000, nominal value, and is divided into 1,200,000,000 ordinary shares, each with a nominal value of €0.01, and 1,200,000,000 preferred shares, each with a nominal value of €0.01.

Issued Share Capital

We have issued 491,299,336 ordinary shares with a nominal value of €0.01 per share as of March 31, 2016. All our ordinary shares are fully paid up and non-assessable. On July 23, 2015, we issued 488,388,431 preferred shares to Stichting Preferred Shares Mylan. On September 19, 2015, Stichting Preferred Shares Mylan requested the redemption of the Mylan preferred shares issued on July 23, 2015, informing Mylan that it was reasonably convinced that the influences that might adversely affect or threaten the strategy, mission, independence, continuity and/or identity of Mylan and its business in a manner that is contrary to the interest of Mylan, its business and its stakeholders had been sufficiently addressed. Holders of Mylan Shares approved the redemption of the Mylan preferred shares on January 7, 2016 at an extraordinary general meeting of Mylan shareholders. The redemption of the Mylan preferred shares became effective on March 17, 2016. There were no issued and outstanding Mylan preferred shares as of March 31, 2016. Stichting Preferred Shares Mylan will continue to have the right to exercise its call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

Issuance of Shares

Until February 27, 2020, the Mylan Board may decide to issue shares (including subscription rights thereto) up to our maximum authorized share capital. From and after February 27, 2020, our general meeting of our shareholders (“General Meeting”) will have the power and authority upon a proposal duly made by the Mylan Board to so decide to issue shares up to our maximum authorized share capital at the time of such issuance, provided that the General Meeting may delegate to and vest the Mylan Board with the power and authority to decide, from time to time, to issue shares up to such maximum amount (but in any event not to exceed our authorized share capital at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting to the Mylan Board of the power and authority to decide to issue shares will be irrevocable.

The consideration for which any shares will be issued (including any subscriptions rights related thereto), as decided on by the General Meeting or the Mylan Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or the Mylan Board, as applicable, authorizing the issuance thereof.

Pre-emptive Rights

Our shareholders have a pre-emptive right with respect to the issuances of our ordinary shares in proportion to the aggregate amount of the ordinary shares held by such shareholder. Our shareholders have no pre-emptive right with respect to the issuances of our preferred shares. Also no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of us or our group companies, or (iii) to a party exercising a previously acquired right to subscribe for shares.

Until February 27, 2020, the Mylan Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including subscription rights thereto) that the Mylan Board is authorized to resolve upon. From and after February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any share issuance (including subscriptions rights thereto) for shares pursuant to a resolution of the General Meeting upon a proposal duly made by the Mylan Board, or pursuant to a resolution of the Mylan Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to the Mylan Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable.

A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.

Composition of Our Board

As of the date of this prospectus, the Mylan Board had 13 members. Our Articles require that the Mylan Board has at least one executive director and two non-executive directors. Our directors serve one-year terms and the entire Mylan Board is up for reelection at each annual General Meeting.

Election and Removal of Directors

Binding Nominations

Our directors are appointed by the General Meeting upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for a director, the Mylan Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Removal

Directors may be suspended or removed by the General Meeting, with or without cause, at any time. Our Articles provide that a resolution of the General Meeting to suspend or remove a director pursuant to and in accordance with a proposal by the Mylan Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a director other than pursuant to and in accordance with a proposal by the Mylan Board will require a two-thirds majority of the votes cast, representing more than half of the issued share capital.

Vacancies

Our Articles provide that in the event of a vacancy, the Mylan Board continues to be validly constituted by the remaining directors, and the Mylan Board may elect a new director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new director.

In the event all non-executive directors are absent or unable to act, then the executive directors will be authorized to temporarily entrust the tasks and duties of the non-executive directors to one or more other persons. In the event all directors are absent or unable to act, the most recent chairman of the Mylan Board and/or such persons that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive directors until the next General Meeting at which new non-executive directors are appointed, and such persons will be authorized to temporarily entrust the tasks and duties of the executive directors to one or more other persons until the next General Meeting at which a new executive director or directors are appointed.

Transfer of Shares

If our shares are not admitted to trading on a regulated market or multilateral trading facility in a Member State of the European Economic Area or a comparable stock exchange functioning elsewhere, the issuance and transfer of our ordinary shares will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands. Our ordinary shares are listed on NASDAQ and the TASE (see “—Listing” below beginning on page 119 of this prospectus) and, accordingly, the issuance or transfer of our shares, irrespective of which class it concerns, does not require a notarial deed. For as long as our ordinary shares are listed on NASDAQ (or the New York Stock Exchange), the property law aspects with respect to the ordinary shares which have been included in a register administered by a transfer agent shall be governed by the laws of the State of New York.

Any transfer of our preferred shares is restricted under our Articles and will require the approval of the Mylan Board.

Form of Shares

Our ordinary shares have been issued in registered form only. No share certificates will be issued for our ordinary shares, unless the Mylan Board in its discretion otherwise determines. A share register will be kept by us or on our behalf.

Repurchase of Our Shares

Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and our Articles, we are permitted to acquire fully paid up shares of our share capital for such consideration as the Mylan Board may determine (but within the boundaries set by the General Meeting), to the extent that (i) the shareholders’ equity less the acquisition price is not less than the sum of the paid-up and called-up part of our capital and the reserves that we are required to maintain pursuant to Dutch law, (ii) the nominal value of the shares to be acquired in our capital, which we hold or hold in pledge or which are held by a subsidiary, does not exceed 50 percent of the issued capital, and (iii) the acquisition of such shares has been authorized by the General Meeting. Such authorization will be valid for a maximum of 18 months (subject to further authorizations). The General Meeting has granted an 18 month authorization as of February 27, 2015, which will expire on August 27, 2016, and allows the Mylan Board to repurchase shares at a price per share consistent with such authorization. Authorization is not required for the acquisition of our ordinary shares listed on NASDAQ or the TASE for the purpose of transferring the shares to employees under our equity incentive plans. Subject to applicable limits under Dutch law and applicable securities regulation, the Combined Company may engage in share repurchases in 2016; while maintaining our commitment to our investment grade credit rating.

Capital Reduction

At the proposal of the Mylan Board, the General Meeting will be permitted to resolve to reduce our issued capital by (i) cancellation of shares held by us, (ii) reducing the nominal value of a specific class of shares to be effected by an amendment of our Articles, or (iii) cancellation of all preferred shares. A reduction of the nominal value of shares of a specific class without repayment will be required to be effected proportionally among all shares of that specific class. A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. A resolution to reduce capital generally requires a public filing and notice of such filing in a Dutch daily newspaper, allowing our creditors to object to the reduction in capital under specified circumstances and in a manner specified by Dutch law.

Dividends and Other Distributions

Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or our Articles. Dividends may be declared after adoption of the annual accounts by the General Meeting and only upon the recommendation and proposal of the Mylan Board.

The profits as they appear from the annual accounts will be distributed as follows:

•	First, if our preferred shares are outstanding, a dividend is distributed to our preferred shares in accordance with our Articles;

•	Second, the Mylan Board will determine which part of the profits remaining after such distribution on our preferred shares, if applicable, will be reserved; and

•	Third, to the extent not distributed as a dividend in respect of our preferred shares and/or reserved as described above, the profits will be available for distribution to holders of Mylan Shares, provided that any such distribution must be authorized by the Mylan Board.

Interim dividends may be declared as provided in our Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Annual Meeting of Our Shareholders

Our Articles provide that the annual General Meeting will be held within six months of the end of the financial year in Amsterdam, Rotterdam, The Hague, Bunschoten-Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen, or Leeuwarden. Annual General Meetings will be convened by the Mylan Board or the chairman of the Mylan Board (the “Chairman”) in the manner and with reference to the applicable provisions of Dutch law. Under our Articles, the notice convening an annual General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting and any other information to be added pursuant to applicable law or stock exchange requirements.

Dutch law provides that the record date for an annual General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Extraordinary Meetings of Our Shareholders

Dutch law provides that one or more shareholders representing at least one-tenth of our issued share capital may request the Dutch courts to order that a General Meeting be held and may, on their application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants have not previously requested the board to convene a General Meeting and the Board has taken the necessary steps so that the General Meeting could be held within six weeks after the request.

In addition, our Articles provide that extraordinary General Meetings will be held as often as the Chairman, or the Mylan Board, deems necessary.

Our Articles provide that an extraordinary General Meeting will be held in the manner and with reference to the applicable provisions of Dutch law. Under our Articles, the notice convening an extraordinary General Meeting must at least contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, and the procedures for participating and exercising voting rights in the General Meeting and any other information to be added pursuant to applicable law or stock exchange requirements.

Dutch law provides that the record date for an extraordinary General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Advance Notice Procedures for a Shareholder Proposal

Our Articles provide that agenda items or proposed resolutions within the authority of shareholders can only be made by one or more of our shareholders representing at least three percent of our issued capital, must be submitted in writing 60 calendar days before an annual or extraordinary General Meeting, and must otherwise comply with applicable law.

Voting Rights

Each of our ordinary shares and each of our preferred shares confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and our Articles shareholders do not have cumulative voting rights.

Resolutions of the General Meeting are passed by an absolute majority of the votes cast, unless Dutch law or our Articles prescribe a larger majority. Under Dutch law or our Articles, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to designate the Mylan Board as authorized to restrict or exclude rights of pre-emption; or

•	a resolution to enter into a legal merger or a legal demerger (subject to certain limited exceptions).

In addition, certain amendments to our Articles and certain transactions between us and an “interested person” must be approved by the General Meeting by a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital. An “interested person” is defined by our Articles to mean any person who beneficially owns ten percent or more of our outstanding ordinary shares. See below under “Amendment of Our Articles” and “Approval of Certain Transactions”.

Quorum

Our Articles provide that insofar as Dutch law or our Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. Under Dutch law and our Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.

Action by Written Consent

Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association expressly allow it and subject to certain other conditions. Our Articles permit our shareholders to take action by unanimous written consent.

Amendment of Our Articles

Upon a proposal of the Mylan Board, the General Meeting generally will be authorized to resolve to amend our Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. However, resolutions of the General Meeting to amend certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital.

This special shareholder vote requirement applies to amendments to the provisions of our Articles that (i) require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by the Mylan Board in order to reduce issued share capital: issue ordinary shares or preferred shares; grant rights to subscribe for ordinary and preferred shares, restrict or waive pre-emptive rights with respect to any issuance of, or grant rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; approve or enter into any legal merger or demerger; liquidate or dissolve us; make a distribution on our ordinary shares from our profits or reserves; or request that the Mylan Board file a petition in bankruptcy with respect to us; (ii) provide that the directors are elected upon the binding nomination of the Mylan Board; (iii) provide for the suspension or removal of directors; (iv) govern amendments to our Articles; (v) establish the competent courts of the Amsterdam, the Netherlands as the sole and exclusive forum for certain legal proceedings; and (vi) require certain transactions between us and an “interested person” be approved by a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital, at the General Meeting.

The Mylan Board may resolve to amend the rules of the Mylan Board (the “Board Rules”) by the affirmative vote of a majority of the Mylan Board.

Duties of Directors

Under Dutch law, the Mylan Board is collectively responsible for Mylan’s general affairs and our executive directors are responsible for our daily management and operations. Our non-executive directors are responsible for providing advice to the Mylan Board, for supervision of the performance of duties by our directors and general supervision of our business. Our directors must act for the benefit of Mylan and its business, strategy and mission, taking into account the interests of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates and the importance of the sustainable success of Mylan’s business. Our directors may not engage in self-dealing, take actions that are devoid of any business rationale, or violate our governing documents.

Limitations on Liability of Directors

Under Dutch law, directors of a Dutch public limited liability company (naamloze vennootschap) may not be held jointly and severally liable to the company for damages unless the director breaches his or her fiduciary duties and a serious reproach can be made against him or her. Directors may be held liable to third parties for any actions that may give rise to a tort.

The tasks of the executive and non-executive directors in a one-tier board such as the Mylan Board may be allocated under or pursuant to our Articles or the Board Rules, provided that the General Meeting has stipulated whether a director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed as the Chairman or delegated the task of establishing the remuneration of executive directors, or nominating directors for appointment. Tasks that have not been allocated fall within the power of the board as a whole.

Regardless of an allocation of tasks, all directors remain collectively responsible for the general affairs of the company. Therefore, certain important decisions of the board should be adopted by the board in its entirety. All directors are jointly and severally liable for failure of one or more co-directors. However, an individual director may be exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement or the improper supervision and that he has not been negligent in seeking to prevent the consequences of the mismanagement or the improper supervision. In this regard a director may refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil, administrative and criminal liabilities.

Indemnification of Directors and Officers

Without prejudice to any indemnity to which such person may be contractually or otherwise entitled and to the fullest extent permitted by applicable Dutch law, as the same exists or may be amended (but, in the case of such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), the Articles provide that we will indemnify any director or officer who was, is, or becomes in his or her capacity as director or officer a party or witness or is or becomes threatened to be made a party or witness to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit, or proceeding in order to obtain information, against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him in connection with such action, suit, or proceeding. As a Dutch company, our indemnification obligations to our directors and officers will be subject to and interpreted in accordance with Dutch law.

Under Dutch law, indemnification generally will not be available to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch or other court of competent jurisdiction to be liable for intentional recklessness or willful misconduct in the performance of his or her duty to us unless such court determines that such person is fairly and reasonably entitled to such indemnification despite the adjudication of such liability, or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy. Also, no indemnification will be made in respect of any claim brought by us and for which the person is adjudged in a final and non-appealable judgment to be liable to us unless the court or we have determined that indemnification of some or all expenses incurred by the person is appropriate and permitted under applicable law.

We also have entered into indemnification agreements with each of our directors and certain of its officers that provide them with substantially similar indemnification rights to those provided under the Articles.

The Articles also provide that we may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties. We currently maintain such a policy. The description of indemnity herein is merely a summary of the provisions in the Articles and other indemnification agreements, and such description shall not limit or alter the provisions in the Articles or other indemnification agreements.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any of our directors, officers, or other employees (including any of our former directors, former officers, or other former employees to the extent such claim arises from such director, officer, or other employee’s breach of duty while serving as our director, officer, or employee) to us or our shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or our Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of us, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

Compensation of Directors

Dutch law requires that we have a policy governing the remuneration of directors adopted by the General Meeting upon the recommendation and proposal of the Mylan Board. The remuneration of each individual executive director will be determined by the Mylan Board with due observance of the remuneration policy. The executive directors may not participate in the deliberation and the decision-making process of the Mylan Board if it concerns the remuneration of an executive director. The remuneration of the individual non-executive directors will be determined by the Mylan Board with due observance of the remuneration policy.

Proposals concerning plans or arrangements in the form of shares or rights to subscribe for shares for directors will be submitted by the Mylan Board to the General Meeting. The proposal must include the maximum number of shares and/or options that may be granted to directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

Protective Measures

Under Dutch law, various protective measures are permissible. Our governance arrangements include several provisions that may have the effect of delaying a potential takeover or making a takeover more difficult or less attractive, including:

•	we have issued to Stichting Preferred Shares Mylan (a Dutch foundation (stichting)) a call option to subscribe for our preferred shares that, if exercised (see “Comparison of Shareholders’ Rights—Rights Agreement/Preferred Shares” beginning on page 139 of this prospectus), could discourage, prevent or delay a potential takeover, allow us to further discuss with a potential acquirer or activist shareholder its future plans for us as well as to search for strategic alternatives;

•	requirements that certain matters, including the amendment of our Articles (see “—Approval of Certain Transactions” beginning on page 117 of this prospectus below), may only be brought to the General Meeting for a vote upon a proposal by the Mylan Board; and

•	subject the appointment of our directors to a binding nomination by the Mylan Board.

Approval of Certain Transactions

Under Dutch law, resolutions of a company’s board of directors regarding a significant change in the identity or nature of the company or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a long-lasting cooperation agreement with a third party, and the sale or purchase of a company or a stake in a company with a value of one-third of the assets of the company (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).

Our Articles require that certain transactions between us and an “interested person” be approved by the a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital, of the General Meeting. An “interested person” is defined by our Articles to mean any person who beneficially owns ten percent or more of our outstanding ordinary shares.

The transactions subject to this special vote requirement include (i) any legal merger to which we and an interested person are parties, (ii) any legal demerger to which we and an interested person are parties, (iii) any sale, lease, exchange, or other disposition of all or substantially all of our properties or assets to an interested person, (iv) the adoption of any plan or proposal for our liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of our ordinary shares, or (v) any transaction of a character described in (i), (ii), (iii), or (iv) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate. For purposes of this provision, (i) an “affiliate” of a person is another person that directly or indirectly controls, is controlled by, or is under common control with such person and (ii) an “associate” of a person is (a) any corporation or organization of which such person is an officer, partner, or beneficial owner of ten percent or more of any class of equity securities, (b) any trust or estate in which such person has a ten percent or greater beneficial interest or for which such person serves as a trustee or in a similar capacity, or (c) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.

This special shareholder vote requirement does not apply to any transaction which is (i) approved by the vote of a majority of the Mylan Board prior to the time the interested person connected with the transaction became an interested person or (ii) approved by the Mylan Board prior to the consummation by the vote of an absolute majority of the votes cast, whereby the majority of all executive and non-executive directors of the Mylan Board who were not interested persons, an affiliate, associate, or agent of such interested persons, or an associate or agent of any such affiliate voted in favor of the resolution.

Our Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of the Mylan Board. These resolutions concern, amongst other items, (i) any amendment to our Articles; (ii) any legal merger of us; (iii) any demerger; or (iv) any dissolution of us.

Squeeze-Out

Under Dutch law, a shareholder who—alone or together with one or more group companies—for his/their own account contribute(s) at least 95 percent of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het GerechtshofAmsterdam) (the “Enterprise Chamber”). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Dissolution/Liquidation

A resolution to dissolve our company may be proposed by the Mylan Board and adopted by an absolute majority of the votes cast, in a meeting in which at least one third of our issued share capital is present or represented.

If we are dissolved, our assets would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in our Articles and below, and the balance of our assets would be paid to the holders of our ordinary shares in proportion to the number of our ordinary shares they held.

If our preferred shares are outstanding at the time of a dissolution, prior to the distribution to the holders of our ordinary shares, an amount will be paid to the holders of our preferred shares equal to redemption amounts, increased by: (i) any deficit in the payment of dividend referred to in our Articles and (ii) an amount equal to the percentage referred to in our Articles on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above, plus any accrued and unpaid dividends for prior periods, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment.

Listing

Our ordinary shares are listed on NASDAQ and the TASE, in each case under the ticker symbol “MYL.”

COMPARISON OF SHAREHOLDERS’ RIGHTS

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands. The rights of Mylan shareholders are governed by Dutch law, including the Dutch Civil Code, the Dutch Corporate Governance Code (the provisions of the Dutch Corporate Governance Code apply to Mylan on a “comply or explain” basis) and Mylan’s constituent documents, including the Mylan Articles. Meda is a public limited liability company organized and existing under the laws of Sweden. The rights of Meda shareholders are governed by Swedish law and regulations, Nasdaq Stockholm’s Rulebook for issuers, the Swedish Corporate Governance Code (the “Swedish Code”) (the provisions of the Swedish Code apply to Meda on a “comply or explain” basis) and by the Meda Articles.

After the completion of the transaction, shareholders of Meda will become shareholders of Mylan and their rights as shareholders will become subject to Dutch law, including the Dutch Civil Code, the Dutch Corporate Governance Code and Mylan’s organizational documents, including the Mylan Articles. It should be noted that Mylan is not required to comply with the corporate governance rules of the Swedish Companies Act or of the Swedish Code.

This section summarizes the material differences between the rights of Mylan shareholders and the rights of Meda shareholders. The following summary is not a complete statement of the rights of shareholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the Dutch Civil Code, the Dutch Corporate Governance Code, the Swedish Companies Act, the Swedish Code and Mylan and Meda’s respective organizational documents, which you are urged to read carefully. To find out where you can obtain copies of these documents, see “Where You Can Find More Information” beginning on page 162 of this prospectus.

	Meda	Mylan
Authorized Share Capital	The Meda Articles, state that Meda’s share capital shall be no less than SEK 200,000,000 and no more than SEK 800,000,000 and there shall be no less than 200,000,000 shares and no more than 800,000,000 shares outstanding. Under the Swedish Companies Act, the articles of association of a company must state the share capital or, where the share capital may be determined at a lower or higher amount without an alteration of the articles of association, the minimum share capital and maximum share capital (in which case the minimum share capital shall be not less than one-fourth of the maximum share capital). The articles of association must also state the number of shares or, where a minimum share capital and a maximum share capital are stated in the articles of association, a minimum and	The authorized share capital of Mylan is €24,000,000, nominal value, divided into 1,200,000,000 Mylan Shares, each with a nominal value of €0.01, and 1,200,000,000 Mylan preferred shares, each with a nominal value of €0.01.

	Meda	Mylan

maximum number of shares whereupon the relationship between the minimum share capital and the minimum number of shares shall be the same as the relationship between the maximum share capital and the maximum number of shares. Under the Swedish Companies Act, a company may issue different classes of shares, provided that such classes of shares are specified in the company’s articles of association and that the maximum number of shares in the articles of association are not exceeded.

Corporate objectives	Under Article 3 of the Meda Articles, Meda’s corporate objectives are to trade and manufacture health service, medical service and health and wellness products and any other activities comparable therewith. The company shall also own and manage real and personal property, including shares and interests in other companies.

Under Article 3 of the Mylan Articles, Mylan’s corporate objectives are:

a. to participate in, finance, collaborate with and conduct the management of companies, businesses and other enterprises and to provide advice and other services with respect thereto;

b. to acquire, own, operate and use, to sell, assign, transfer or otherwise dispose of or to pledge, hypothecate or otherwise encumber any assets, properties or other rights, including intellectual property rights and real and personal property, whether tangible or intangible;

c. to hold and invest cash, securities and other funds;

d. to provide guarantees, security or other credit support for the debts and obligations of legal persons, legal entities or companies with which Mylan is affiliated in a “group” (as defined in article 2: 24b of the Dutch Civil Code) or third parties; and

	Meda	Mylan

e. to take any and all actions relating to, in connection with or in furtherance of the foregoing to the fullest extent permitted by applicable law. Within the scope and for the achievement of such purposes, Mylan may operate, manage, participate in and control one or more companies engaged or operating in, among other areas, the pharmaceutical and healthcare industries.

Authorization and Issuance of Share Capital

Under the Swedish Companies Act, resolutions on new share issues are passed by the shareholders at a general meeting of shareholders. At a general meeting of shareholders, the shareholders may also authorize the board of directors to issue new shares, provided that the authorization is within the limits of the number of shares and share capital set out in the company’s articles of association. Further, the board of directors may resolve to issue new shares without such authorization, provided that the resolution is conditioned upon the shareholders’ approval at a general meeting of shareholders and within the limits of the number of shares and share capital set out in the company’s articles of association. Under the Swedish Companies Act, an alteration of the articles of association to amend the limits of the number of shares and share capital requires a resolution passed at a general meeting of shareholders. The number of votes required for a valid resolution depends on the type of alteration. However in any case, a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting.

At the annual general meeting of the shareholders of Meda held on

Until February 27, 2020, the Mylan Board may decide to issue shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan. From and after February 27, 2020, the General Meeting will have the power and authority upon a proposal duly made by the Mylan Board to authorize the issuance of shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan at the time of such issuance, provided that the General Meeting may delegate to and vest the Mylan Board with the power and authority to resolve, from time to time, to issue shares up to such maximum amount (but in any event not to exceed the authorized share capital of Mylan at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise

	Meda	Mylan

	May 6, 2015, the Meda Board was authorized to issue no more than 36,546,737 new shares on one or more occasions during the period until the next annual general meeting of Meda shareholders.	expressly provided therein, any such delegation by the General Meeting to the Mylan Board of the power and authority to resolve on the issuance of shares will be irrevocable. The consideration for which any shares will be issued (including subscription rights thereto), as resolved by the General Meeting or the Mylan Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or the Mylan Board, as applicable, resolving on the issuance thereof.

Voting rights	Under the Swedish Companies Act, different classes of shares may have different voting rights. However, no share may have a voting right which exceeds the voting rights of any other share by more than ten times. The Meda Articles allow class A shares, with one vote per share, and class B shares, with one-tenth of a vote per share. No Meda class B shares are outstanding.	Each Mylan Share and each Mylan preferred share confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and the Mylan Articles, shareholders do not have cumulative voting rights.

Number of Directors	The Meda Board has 9 members.	The Mylan Board has 13 members.

Term of the Board of Directors	Under Swedish law, the members of the board of directors are elected for the period until the end of the next annual general meeting of shareholders, unless a longer term of up to four financial years is set out in the articles of association. The Meda Articles provide that each Meda director is up for re-election at each annual general meeting of shareholders.	Dutch law permits staggering terms of directors at the time of appointment. Mylan has not adopted a staggered board. Accordingly, the Mylan directors will serve one-year terms and the entire Mylan Board will be up for re-election at each annual General Meeting.

Nomination of Directors	Under Swedish law, the board of directors shall, except for any employee representatives, be elected by the annual general meeting of shareholders, unless the articles of association provide	Mylan’s directors are appointed by the General Meeting upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a

	Meda	Mylan

	otherwise. The Meda Articles do not provide otherwise. The Swedish Code includes certain independence requirements for the directors, according to which more than 50 percent of the directors shall be independent of the company and two out of these shall also be independent of major shareholders. Companies to which the Swedish Code applies shall have a nomination committee. In addition to nominating directors, the nomination committee shall nominate the Chairman of the board of directors and the auditors and shall also propose fees to each director and to the auditors. The nomination committee’s proposals are to be presented in the notice of the annual general meeting of shareholders and on the company’s website.	resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for a director, the Mylan Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Mylan Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Removal of Directors	Directors may be removed from office, with or without cause, by the general meeting of the shareholders of Meda.	Directors may be suspended or removed by the General Meeting, with or without cause, at any time. The Mylan Articles provide that a resolution of the General Meeting to suspend or remove a director pursuant to and in accordance with a proposal by the Mylan Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a director other than pursuant to and in accordance with a proposal by the Mylan Board will require two-thirds majority of the votes cast, representing more than half of the issued share capital.

Vacancies on the Board of Directors	Under the Swedish Companies Act, if a director’s appointment terminates prematurely and there is no deputy director available to	The Mylan Articles provide that in the event of a vacancy, the Mylan Board continues to be validly constituted by the

	Meda	Mylan

replace him or her, the other directors shall take measures to appoint a new director for the remainder of the term. Such measures need not, however, be taken if the outgoing director was an employee representative. Furthermore, the measures that may be taken are limited by the provisions of the Swedish Companies Act regarding appointment of directors, which provide that all board appointments will be made by a general meeting of shareholders unless the company’s articles of association provide otherwise. The Meda Articles do not provide for an alternative means of appointing directors. As a result, all Meda’s directors are required to be appointed by Meda’s general meeting of shareholders and the only measure available to Meda directors to fill a vacancy on the Meda Board is to summon a general meeting of shareholders to appoint a new director.

remaining directors, and the Mylan Board may elect a new director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new director.

In the event all non-executive directors are absent or unable to act, then the executive directors will be authorized to temporarily entrust the tasks and duties of the non-executive directors to one or more other persons. In the event all directors are absent or unable to act, the most recent chairman of the Mylan Board and/or such persons that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive directors until the next General Meeting at which new non-executive directors are appointed, and such persons will be authorized to temporarily entrust the tasks and duties of the executive directors to one or more other persons until the next General Meeting at which a new executive director or directors are appointed.

Duties of Directors	Under the Swedish Companies Act, the board of directors is responsible for the organization of the company and the management of the company’s affairs. The board shall regularly assess the company’s financial position and, where the company is the parent company in a group, the group’s financial position. Moreover, the board shall ensure that the company’s organization is structured in such a manner that accounting, management of funds, and the company’s finances in general are monitored in a satisfactory manner.	Under Dutch law, the board of directors is collectively responsible for the general affairs of the company and executive directors are responsible for the daily management and operations of the company. Non-executive directors are responsible for providing advice to the board, for supervision of the performance of duties by the directors and general supervision of the business. Directors must act for the benefit of the company and its business, strategy and mission, taking into account the interests

	Meda	Mylan

of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates, and the importance of the sustainable success of the company’s business. Directors may not engage in self-dealing, take actions that are devoid of any business rationale or violate a company’s governing documents.

Conflicts of Interest of Directors	Under Swedish law, a director may not be involved in (1) considering an agreement between the director and the company, (2) an agreement between the company and another party if the director in question has a material interest potentially conflicting with the interests of the company or (3) an agreement between the company and a legal person that the director is entitled to represent, alone or with another person.	Under Dutch law, a director may not participate in the deliberations and decision-making if he or she has a direct or indirect personal interest therein that is contrary to the interests of the company and its business. In such event, Dutch law provides that the other directors will be authorized to adopt the relevant resolution. If all directors have a conflict of interest, the Mylan Articles provide that the resolution may nonetheless be adopted the Mylan Board.

Limitations on Liability of Directors	An action for damages on behalf of the company may be available in certain circumstances against a director. Such an action may be instituted if at a general meeting of shareholders the majority, or a minority comprising the owners of at least one-tenth of all outstanding shares, has supported the proposal that such an action be instituted. The action for damages in favor of a company may be conducted by owners of at least one-tenth of all shares.	Under Dutch law, directors of a Dutch a public limited liability company (naamloze vennootschap) may not be held jointly and severally liable to the company for damages unless the director breaches his or her duties and a serious reproach can be made against such director. Directors may be held liable to third parties for any actions that may give rise to a tort.

Indemnification of Directors and Officers	The Swedish Companies Act does not contain specific provisions requiring that the articles of association provide for indemnification of directors,	Without prejudice to any indemnity to which such person may otherwise be entitled and to the fullest extent permitted by applicable Dutch law, the Mylan

	Meda	Mylan

officers or other persons. The Meda Articles do not provide for any indemnification. It is not uncommon, however, for listed Swedish companies to have specific insurance protection arrangements for its directors and officers.

Articles provide that the company will indemnify any director or officer who was or is in his capacity as director or officer a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit or proceeding in order to obtain information (other than an action, suit, or proceeding instituted by or on behalf of Mylan), against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him in connection with such action, suit, or proceeding.

No indemnification will be made to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch court to be liable for intentional recklessness or willful misconduct in the performance of his duty to the Company unless such court will determine that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability; or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

Compensation of Directors	Under the Swedish Companies Act, the remuneration to the board of directors shall be determined by the annual general meeting of shareholders, specifying the amount for each director. For	Dutch law requires that Mylan has a policy governing the remuneration of directors and the Mylan Articles provide that such policy may only be adopted by the General Meeting

	Meda	Mylan

companies complying with the Swedish Code, the nomination committee’s proposal to the annual general meeting of shareholders shall include a proposal regarding the remuneration to each director.

upon the recommendation and proposal of the Mylan Board. The remuneration of each individual executive director will be determined by the Mylan Board with due observance of the remuneration policy. The executive directors may not participate in the deliberation and the decision-making process of the Mylan Board if it concerns the remuneration of an executive director. The remuneration of the individual non-executive directors will be determined by the Mylan Board with due observance of the remuneration policy.

Proposals concerning plans or arrangements in the form of Mylan Shares or rights to subscribe for Mylan Shares for directors will be submitted by the Mylan Board to the General Meeting. The proposal must include the maximum number of Mylan Shares and/or options that may be granted to directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

Board Diversity Requirements	Under Swedish law, there are no requirements of board diversity regarding gender balance. However, according to the Swedish Code, the board of directors shall with regards to the company’s operations, phase of development and conditions in the appropriate composition, be characterized by diversity and breadth in the elected members’ skills, experience and background. The Swedish Code also states that gender balance should be sought.	Under Dutch law, there are no requirements of board diversity regarding gender balance. However, the Dutch Code recommends that the Mylan Board should have a profile of its size and composition, dealing also with the aspects of diversity in the composition of the Mylan Board that are relevant to Mylan, and stating what specific objectives are pursued by the Mylan Board in relation to diversity.

Annual Meetings of Shareholders	Under the Swedish Companies Act, general meetings of	The Mylan Articles provide that the annual General Meeting will

	Meda	Mylan

shareholders shall be held in the city where the board of directors holds its office. However, the articles of association may provide that a meeting must or may be held at another specified place in Sweden. The Meda Articles provide that a general meeting of Meda shareholders must be held in Solna, Stockholm, Göteborg or Malmö.

An annual general meeting of shareholders must be held within six months of the expiry of each financial year. The Swedish Code stipulates that the chairman of the board of directors, together with a quorum of directors, as well as the managing director, shall attend general meetings of shareholders. The chairman of the general meeting of shareholders shall be nominated by the nomination committee and elected by the general meeting of shareholders. The minutes of a general meeting of shareholders shall be available on the company’s website no later than two weeks after the meeting.

be held within six months of the end of the financial year in Amsterdam, Rotterdam, The Hague, Bunschoten—Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen, or Leeuwarden. Annual general meetings of shareholders will be convened by the Mylan Board or the chairman of the Mylan Board in the manner and with reference to the applicable provisions of Dutch law.

Extraordinary Meetings of Shareholders	Extraordinary general meetings of shareholders may be summoned by the board of directors if the board believes that reason exists to hold a general meeting of shareholders prior to the next annual general meeting of shareholders. The board of directors shall also convene an extraordinary general meeting of shareholders if an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.	Dutch law provides that one or more shareholders representing at least one-tenth of Mylan’s issued share capital may request the Dutch courts to order that a General Meeting be held and may, on their application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants have not previously requested the board to convene a General Meeting and the Mylan Board has taken the necessary steps so that the General Meeting could be held within six weeks after the request. In addition, the Mylan Articles provide that extraordinary General Meetings

	Meda	Mylan

may be convened by the chairman of the Mylan Board as prescribed in the Mylan Board Rules. The Mylan Board Rules require any extraordinary General Meeting to be called pursuant to a two-thirds vote of the Mylan Board.

Record Date	Under the Swedish Companies Act, the provisions applicable to companies with shares affiliated with a central securities depository such as Euroclear (a pre-requisite to all companies with its shares listed on a regulated market such as Nasdaq Stockholm) states that anyone listed as a shareholder in an excerpt or other presentation of the share register five weekdays before the general meeting of shareholders is entitled to take part in a general meeting of shareholders. The articles of association may provide that, in order to take part in a general meeting of shareholders, a shareholder must so notify the company no later than the date specified in the notice of the general meeting of shareholders. That date may not be a Sunday, other public holiday, Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and may not occur earlier than the fifth weekday before the general meeting of shareholders.	Dutch law provides that the record date for a General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Notice of Shareholder Meetings	The Meda Articles provide that notice convening general meetings of the Meda shareholders shall be issued through announcement in the Swedish National Gazette (Post- och Inrikes Tidningar) as well as on the company’s website. Announcement to the effect that a notice convening a general meeting of the Meda shareholders has been issued shall be made in the Swedish daily newspaper Svenska Dagbladet.	The Mylan Articles provide that a General Meeting will be convened by the Mylan Board or the chairman of the Mylan Board in the manner and with reference to applicable law and stock exchange regulations.

	Meda	Mylan

Advance Notice Procedures for a Shareholder Proposal or Director Nomination	A shareholder who wishes to have a matter addressed at a general meeting of shareholders shall submit a written request therefor to the board of directors. The matter shall be addressed at the meeting, provided the request was received by the board of directors: (i) not later than one week prior to the earliest date on which notice to attend the general meeting of shareholders may be issued; or (ii) after the date specified in clause (i), but in due time for the matter to be included in the notice to attend the meeting. A shareholder who wishes to nominate a person for the board of directors, or submit proposals regarding other matters handled by the nomination committee, shall submit a proposal to the nomination committee in accordance with instructions provided on the company’s website.	The Mylan Articles provide that agenda items or proposed resolutions within the authority of shareholders may only be made by one or more shareholders representing at least three percent of the issued capital of Mylan, must be submitted to Mylan at least 60 calendar days prior to any General Meeting, and must otherwise comply with applicable law.

Shareholder Action by Written Consent	There is no right of shareholders to act by written consent unless all shareholders of the company agree.	Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association allow it and subject to certain other conditions. The Mylan Articles permit shareholders to take action by unanimous written consent.

Quorum of Shareholders	Under Swedish law, there are special majority and quorum requirements that apply in relation to specific resolutions. Ordinary resolutions of the general meeting of shareholders are in general passed, if the articles of association do not state otherwise (which the Meda Articles do not), by a simple majority of the votes cast. In the event of a tied vote, the chairman has the deciding vote.

The Mylan Articles provide that, insofar as Dutch law or the Mylan Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one—third of the issued share capital is present or represented.

Under Dutch law and the Mylan Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.

	Meda	Mylan

Derivative Shareholder Suits	Derivative shareholder suits are not permitted in Sweden. However, owners of at least one-tenth of all shares in the company may bring an action for damages for the company in their own name against inter alia a founder, director, managing director, auditor, general examiner or special examiner who, in performing its duties, intentionally or negligently causes damage to the company.

Derivative shareholder suits are not permitted in the Netherlands. If a person is liable to a Dutch public limited liability company (naamloze vennootschap), only the company can bring a civil action against that person. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. If a director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director.

A shareholder can sue in his own name for damages that the shareholder has suffered directly, i.e. not derived from the company’s damages. Dutch law provides for the possibility to initiate such shareholder actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests (a “class”) can commence a collective action (“SPV”). Thus far, such collective action can only result in a declaratory judgment (verklaring voor recht). However, recently a draft bill has been proposed by the government to make it possible that collective redress at the initiative of an SPV may also take the form of a claim for monetary damages. If a settlement is reached with an SPV, a Dutch court may declare the settlement binding upon all members of the relevant class on an opt-out basis.

	Meda	Mylan

Under Dutch law, shareholders who satisfy certain threshold requirements and certain other stakeholders of the company can initiate inquiry proceedings with the Enterprise Chamber. Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if it finds that well—founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the board of the company advance written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues. During the entire proceedings, the Enterprise Chamber may impose immediate provisional measures, for example, a temporary deviation from the articles of association and/or appointment of interim board members.

Inspection of Books and Records	Under Swedish law, the board of directors must make accounting documents and the auditor’s report, or copies of those documents, available at the company to shareholders for at least three weeks immediately before the annual general meeting of shareholders. Copies of the documents must be sent immediately, and at no cost to the recipient, to shareholders who so request and state their postal address.	Under Dutch law, the Mylan Board is required to provide the General Meeting with all information that the shareholders require for the exercise of their powers, unless this would be contrary to Mylan’s overriding interest. The Mylan Board is required to submit the statutory Dutch annual accounts of Mylan to the General Meeting for adoption. The Mylan Board will keep a record of all resolutions adopted by the General Meeting, which

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	The documents must also be made available on the company’s website for at least three weeks immediately before the annual general meeting of shareholders and on the day of the general meeting of shareholders. They must also be presented at the general meeting of shareholders. The chairman must ensure that minutes are kept at a general meeting of shareholders. Minutes must be available to shareholders at the offices of the company no later than two weeks after a general meeting of shareholders. A copy of the minutes must also be sent to shareholders who so request and who state their postal address, as well as be available on the company’s website for a period of at least three years.	record will be available at the offices of Mylan for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record. Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

Amendment of Governing Documents	Under the Swedish Companies Act, an alteration of the articles of association requires a resolution passed at a general meeting of shareholders. The number of votes required for a valid resolution depends on the type of alteration. However, in any case, a valid resolution requires not less than two thirds of the votes cast and of the shares represented at the meeting. The board of directors is not authorized to make amendments to the articles of association.	Upon a proposal of the Mylan Board, the General Meeting generally will be authorized to resolve to amend the Mylan Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. However, resolutions of the General Meeting to amend certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital. This special shareholder vote requirement applies to amendments to the provisions of the Mylan Articles that (i) require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by the Mylan Board in order to reduce issued share capital; issue ordinary shares or

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preferred shares; grant of rights to subscribe for ordinary and preferred shares, restrict or waive pre-emptive rights with respect to any issuance of, or grant of rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; (ii) approve any legal merger or demerger; liquidate or dissolve Mylan; make a distribution from profits or reserves of Mylan; or request that the Mylan Board file a petition in bankruptcy with respect to Mylan; (iii) provide that the directors are elected upon the binding nomination of the Mylan Board; (iv) provide for the suspension or removal of directors; (v) govern amendments to the Mylan Articles; (vi) establish the competent courts of the Amsterdam, the Netherlands as the sole and exclusive forum for actions brought against officers and directors; and (vii) require certain transactions between Mylan and an “interested person” be approved by a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital, of the General Meeting.

The Mylan Board may resolve to amend the Mylan Board Rules by the affirmative vote of a majority of the Mylan Board.

Shareholder Approval of Business Combinations	Under Swedish law, certain resolutions may require an approval at a general meeting of shareholders, such as a legal merger or if the business ceases to exist. In particular, if a resolution is in conflict with the objects of the company, as defined in the articles of association, the objects of the company, and thus the	Under Dutch law, resolutions of a company’s board of directors regarding a significant change in the identity or nature of the company or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a

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articles of association need to be amended. Such change of the articles of association requires that a resolution of a general meeting of shareholders is supported by shareholders holding at least two-thirds of votes cast and shares represented at the meeting.

long-lasting cooperation agreement with a third party, and the sale or purchase of a company or a stake in a company with a value of one-third of the assets of the company (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).

The Mylan Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of the Mylan Board. These resolutions concern, amongst other items, (a) any amendment to the Mylan Articles; (b) any legal merger of the company; (c) any demerger; or (d) any dissolution of Mylan.

The Mylan Articles provide that the following transactions require approval by at least 75 percent of the votes cast, representing more than half of the issued share capital, of the General Meeting, unless approved under certain circumstances by the Mylan Board: (i) any legal merger to which Mylan and an interested person are parties, (ii) any legal demerger to which Mylan and an interested person are parties, (iii) any sale, lease, exchange, or other disposition of all or substantially all of Mylan’s properties or assets to an interested person, (iv) the adoption of any plan or proposal for Mylan’s liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of Mylan Shares, or (v) any transaction of a character described in (i), (ii),

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(iii), or (iv) involving an affiliate or associate of an interested person or an associate of any such affiliate.

Purchase and Repurchase of Shares	Under the Swedish Companies Act, a company with its shares admitted to trading on a regulated market such as Nasdaq Stockholm may purchase a maximum of ten percent of all outstanding shares in the company, provided that a general meeting of shareholders has resolved upon this with a qualified majority. A general meeting of shareholders may also resolve upon the redemption of the company’s shares. Purchase of the company’s shares may only be made if, after the payment of the purchase or redemption price, there is sufficient coverage for the company’s restricted equity and the payment is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation (which, under the Swedish Companies Act, generally refers to the strength of a company’s balance sheet and the company’s ability to fulfill its obligations) and liquidity, as well as the company’s financial position in general.

Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and the Mylan Articles, Mylan is permitted to acquire fully paid up shares of its own share capital for such consideration as the Mylan Board may determine.

Mylan may repurchase up to $1 billion of Mylan Shares under its current repurchase program that was announced on November 16, 2015, but it is not obligated to acquire any particular amount of Mylan Shares and the program expires on August 27, 2016.

Pre-emptive Rights	Under the Swedish Companies Act, shareholders have pre-emptive rights (Sw. företrädesrätt) to subscribe pro rata for newly issued shares as of a certain record date. Pre-emptive rights to subscribe do not apply with respect to shares issued for consideration other than cash or for shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emptive rights to subscribe for new shares may also be waived by a resolution passed by two-thirds of the votes cast and shares represented at the	Mylan shareholders have a pre-emptive right with respect to the issuances of Mylan Shares in proportion to the aggregate amount of the Mylan Shares held by such shareholder. Mylan shareholders have no pre-emptive right with respect to the issuances of Mylan preferred shares. Also, no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of Mylan or its affiliates, or (iii) to a party exercising a previously acquired right to subscribe for shares.

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general meeting of shareholders resolving upon the issue.

Until February 27, 2020, the Mylan Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including any subscriptions rights thereto). From February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any such share issuance pursuant to a resolution of the General Meeting upon a proposal duly made by the Mylan Board, or pursuant to a resolution of the Mylan Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to the Mylan Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable. A resolution of the General Meeting to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights can only be adopted pursuant to and in accordance with a proposal duly made by the Mylan Board.

A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights

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generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.

Protective Measures	Under Swedish law, if, based on information originating from a party who intends to launch a takeover bid in respect of the shares in the company, the board of directors (or the managing director of such Swedish company whose shares are admitted to trading on a regulated market or a comparable market outside the European Economic Area) has a well-founded reason to believe that such a bid is imminent or that such a bid has been launched, the company shall only be entitled to take measures which are intended to impair the conditions for the launching or implementation of the bid following a resolution adopted by the general meeting of shareholders. The company may seek alternative bids.

Under Dutch law, various protective measures are permissible. Mylan’s governance arrangements include several provisions that may have the effect of making a takeover more difficult or less attractive, including:

•    Mylan’s issuance to a Dutch foundation of a call option to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow Mylan to further discuss with a potential acquiror its future plans for Mylan as well as to search for strategic alternatives;

•    requirements that certain matters, including the amendment of the Mylan Articles may only be brought to the General Meeting for a vote upon a proposal by the Mylan Board; and

•    subject the appointment of Mylan directors to a binding nomination by Mylan’s Board

Rights Agreement / Preferred Shares	Under Swedish law, there is no concept of call options or other rights agreements to be used as protective measures, subject to what is described above (see “—Protective Measures”).	Dutch law permits a company to issue to a Dutch foundation a call option to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow such company to further discuss with a potential acquiror its future

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plans for the company as well as to search for strategic alternatives. Mylan has issued a call option to a Dutch foundation, called Stichting Preferred Shares Mylan (the “Foundation”), for Mylan preferred shares. The number of preferred shares held by the Foundation is limited so that, after giving effect to the exercise of a call option, it will not exceed the number of issued Mylan Shares at such time. See below for a description of certain recent actions taken by the Foundation.

The Foundation is an independent entity with its own independent directors and advisers and will determine, in its sole discretion, subject to the limits set by its governing documents and applicable Dutch law, whether or not to exercise the call option and any resulting voting power. The Foundation’s governing documents and the call option agreement between Mylan and the Foundation provide that the call option and the Foundation’s resulting voting power will be exercised solely to further the Foundation’s limited, protective purpose. This limited, protective purpose is set forth in the Foundation’s governing documents, which state that the Foundation shall safeguard the interests of Mylan, its businesses and its stakeholders from time to time against any influence that might threaten the strategy, mission, independence, continuity and/or identity of Mylan and its businesses and which are contrary to the interests of Mylan, its businesses and its stakeholders

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from time to time (including shareholders, employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates). The Foundation’s limited, protective purpose includes preventing an unsolicited bid for Mylan Shares or changes in the composition of the Mylan Board without the Mylan Board having the opportunity to sufficiently consider the consequences of and explore alternatives to such bid or changes. The Foundation’s independent board determines in its sole discretion, acting reasonably and within the limits set by the Foundation’s governing documents, the call option agreement and Dutch law (as described further below), whether or not it perceives that such a threat exists and, if so, whether or not it is required to act by exercising the call option and by voting (or not voting) the Mylan preferred shares.

The Foundation’s conduct is subject to and limited by the fundamental principle of Dutch law, as developed and re-affirmed in Dutch case law, that any protective measure adopted must be an adequate and proportional response to the perceived threat. Given this fundamental principle of Dutch law and the Foundation’s governing documents, the Foundation is (i) permitted to acquire and vote the Mylan preferred shares solely to the extent these actions further its limited, protective purpose and (ii) restricted from exercising any voting power unless it is an adequate and proportional response to a threat reasonably

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perceived by the Foundation. The Foundation thereby is limited to exercising its voting power to a situation where a party or parties posing such a threat could actually vote (or control the vote on) Mylan Shares and in an amount not greater than the voting power of the party or parties posing the threat.

The Foundation, as a matter of Dutch law, also would be expected to require Mylan to cancel its preferred shares once the perceived threat to Mylan and its stakeholders has been removed or sufficiently mitigated or neutralized. Subject to the same limitations described above, the Foundation would continue to have the right to exercise the call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, the Foundation exercised its call option and acquired 488,388,431 Mylan preferred shares (which represents 100 percent of the class of Mylan preferred shares as of July 24, 2015) pursuant to the terms of the call option agreement. Each Mylan Share and preferred share is entitled to one vote on each matter properly brought before the extraordinary general meeting. On July 27, 2015, Teva announced its entry into an agreement to acquire the Generic Drug Unit of Allergan plc and the withdrawal of its unsolicited, non-binding expression of interest to acquire Mylan.

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On September 19, 2015, the Foundation requested the redemption of the Mylan preferred shares issued on July 23, 2015, informing Mylan that it was reasonably convinced that the influences that might adversely affect or threaten the strategy, mission, independence, continuity and/or identity of Mylan and its business in a manner that is contrary to the interest of Mylan, its business and its stakeholders had been sufficiently addressed. Holders of Mylan Shares approved the redemption of the Mylan preferred shares on January 7, 2016 at an extraordinary General Meeting. The redemption of the Mylan preferred shares became effective on March 17, 2016. The Foundation will continue to have the right to exercise its call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

Dividends	Under the Swedish Companies Act, only a resolution at a general meeting of shareholders may authorize the payment of dividends. A resolution to pay dividends may, with some exceptions, not exceed the amount recommended by the board of directors. Dividends may only be made if, after the payment of the dividend, there is sufficient coverage for the company’s restricted equity and the payment of dividends is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation (which, under the Swedish Companies Act, generally refers to the strength of

Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or the Mylan Articles. Dividends may be declared after adoption of the annual accounts by the General Meeting upon the recommendation and proposal of the Mylan Board. The profits as they appear from the annual accounts will be distributed as follows:

•    First, if Mylan preferred shares are outstanding, a dividend will be distributed

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a company’s balance sheet and the company’s ability to fulfill its obligations) and liquidity, as well as the company’s financial position in general. Each person who is registered as a shareholder in the share register maintained by Euroclear as of the record date for the dividend determined at the general meeting of shareholders (usually the second business day following the general meeting of shareholders) will be entitled to receive the dividend distribution. Dividends are normally distributed to the shareholders through the Euroclear system. Where a shareholder cannot be reached through the Euroclear system, the shareholder’s claim on the company with respect to the dividend amount will remain in force and shall be limited in time only pursuant to the general Swedish rules regarding a ten-year limitations period for claims. Where any claim is time-barred, the dividend shall inure to the company.

to the Mylan preferred shares in accordance with the Mylan Articles;

•    Second, the Mylan Board will determine which part of the profits remaining after such distribution on the Mylan preferred shares, if applicable, will be reserved; and

•    Third, to the extent not distributed as a dividend in respect of Mylan preferred shares and/or reserved as described above, the profits will be available for distribution to holders of Mylan Shares, provided that any such distribution must be authorized by the Mylan Board.

Interim dividends may be declared as provided in the Mylan Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Squeeze-Out Merger Threshold	Under the Swedish Companies Act, a shareholder holding more than 90 percent of the shares in a company is entitled to acquire the remaining shares from the other shareholders in the company on a compulsory basis. Correspondingly, a minority shareholder is also in such situation entitled to demand that the majority shareholder purchase his or her shares.	Under Dutch law, a shareholder who for his own account contributes at least 95 percent of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid

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for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Appraisal Rights	There is no concept of appraisal rights under Swedish law. However, as described above (see “Squeeze-Out Merger Threshold”), shareholders have certain rights in the context of a squeeze-out merger.

There is no concept of appraisal rights under Dutch law. However, as described above (see “Squeeze-Out Merger Threshold”), shareholders have certain rights in the context of a squeeze-out merger.

In addition, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation will be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Dissolution/Liquidation	Under the Swedish Companies Act, it may be resolved at a general meeting of shareholders	A resolution to dissolve Mylan may be proposed by the Mylan Board and adopted by an

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that a company is to go into voluntary liquidation. A company may also go into compulsory liquidation if the Swedish Companies Registration Office or a court of general jurisdiction orders the company to go into compulsory liquidation according to the provisions in the Swedish Companies Act. Under the Swedish Companies Act, all shares carry equal rights in a liquidation unless otherwise provided in the articles of association of the company.

The Meda Articles do not provide for any deviation and thus all shares carry equal rights in a liquidation.

absolute majority of the votes cast, in a meeting in which at least one-third of Mylan’s issued share capital is present or represented.

If Mylan is dissolved, the assets of Mylan would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in the Mylan Articles and below, and the balance of Mylan’s assets would be paid to the holders of Mylan Shares in proportion to the number of Mylan Shares they held.

If Mylan preferred shares are outstanding at the time of a dissolution, prior to the distribution to the holders of Mylan Shares, an amount will be paid to the holders of Mylan preferred shares equal redemption amounts, increased by: (i) any deficit in the payment of dividend referred to in the Mylan Articles and (ii) an amount equal to the percentage referred to in the Mylan Articles on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above and any accrued and unpaid dividends with respect to periods prior to such period, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment.

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Forum Selection	Under Swedish law, the forum for civil cases is generally where the board of directors has its registered office.	Unless Mylan consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any director, officer, or other employee of Mylan (including any former director, former officer, or other former employee of Mylan to the extent such claim arises from such director, officer, or other employee’s breach of duty while serving as a director, officer, or employee of Mylan) to Mylan or Mylan’s shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or the Mylan Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of Mylan, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda pursuant to the Offer.

For purposes of preparing the unaudited pro forma condensed combined balance sheet at December 31, 2015, Mylan has utilized the following information:

•	The audited Mylan consolidated balance sheet as of December 31, 2015;

•	The audited Meda consolidated balance sheet as of December 31, 2015, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation;

•	Pro forma adjustments to reflect the proposed acquisition of Meda as if it had occurred on December 31, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Meda as if it had occurred on December 31, 2015.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015, Mylan has utilized the following information:

•	The audited Mylan consolidated statement of operations for the year ended December 31, 2015;

•	The audited Meda consolidated income statement for the year ended December 31, 2015, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation;

•	The unaudited EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the EPD Business;

•	Pro forma adjustments to reflect the acquisition of the EPD Business as if it had occurred on January 1, 2015;

•	Pro forma adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015.

The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts stated in U.S Dollars. The consolidated financial statements of Meda are prepared in accordance with IFRS as issued by the IASB with all amounts presented in Swedish kronor. The unaudited pro forma financial information has been prepared in accordance with U.S. GAAP. The unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda, both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, although other factors are also relevant, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As a result, Mylan is treated as the acquirer in both transactions.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the aforementioned transactions, factually supportable and, with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of the Combined Company. The unaudited pro forma financial information should be read in conjunction with the accompanying notes to the unaudited pro forma financial information. In addition, the unaudited pro forma financial information was based on and should be read in conjunction with the consolidated financial statements of Mylan for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this prospectus and the consolidated financial statements of Meda for the year ended December 31, 2015 and the related notes thereto included in this prospectus beginning on page F-1.

The acquisition method of accounting, including purchase price adjustments, is dependent upon certain valuations and other studies that must be prepared as of the completion date of the transaction and is preliminary at this time. Until the transaction is complete, Mylan will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the unaudited pro forma financial information.

The unaudited pro forma financial information is for illustrative purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Meda or the acquisition of the EPD Business been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price for Meda using its best estimates of fair value. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation. Furthermore, Mylan could have reorganization and restructuring expenses as well as potential operating synergies as a result of the proposed combining of Mylan and Meda. The unaudited pro forma financial information does not reflect these potential expenses and synergies.

The unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer.

Mylan N.V.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of December 31, 2015

(in millions)

	Historical	Historical					Pro Forma				Combined
	Mylan	Meda					Meda				Mylan/Meda
	USD	SEK	SEK		SEK	USD	USD		USD		USD
	U.S. GAAP	IFRS	U.S. GAAP Adjustments	Note	U.S. GAAP	U.S. GAAP	Pro Forma Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
	I	II	III		IV = II+III	V	VI		VII		VIII=I+V+VI+VII
ASSETS
Assets
Current assets:
Cash and cash equivalents	$1,236.0	1,612.0	—		1,612.0	$191.0	$(5,942.7)	4a	$6,000.0	7a	$1,169.3
							(107.0)	4c	(208.0)	7a
Accounts receivable, net	2,689.1	4,615.0	—		4,615.0	546.7	—		—		3,235.8
Inventories	1,951.0	2,876.0	—		2,876.0	340.7	103.0	4d	—		2,394.7
Prepaid expenses and other current assets	596.6	664.0	335.2	8b	999.2	118.4	—		—		715.0

Total current assets	6,472.7	9,767.0	335.2		10,102.2	1,196.8	(5,946.7)		5,792.0		7,514.8
Property, plant and equipment, net	1,983.9	1,589.0	—		1,589.0	188.2	—	4e	—		2,172.1
Intangible assets, net	7,221.9	21,869.0	—		21,869.0	2,590.7	8,500.0	4f	—		15,721.9
							(2,590.7)	4f
Goodwill	5,380.1	25,524.0	—		25,524.0	3,023.7	2,983.3	4h	—		8,363.4
							(3,023.7)	4h
Deferred income tax benefit	457.6	1,812.0	(368.3)	8b	1,443.7	171.0	—		—		628.6
Other assets	751.5	285.0	—		285.0	33.8	—		—		785.3

Total assets	$22,267.7	60,846.0	(33.1)		60,812.9	$7,204.2	$(77.8)		$5,792.0		$35,186.1

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Trade accounts payable	$1,109.6	1,696.0	—		1,696.0	$200.9	$—		$—		$1,310.5
Short-term borrowings	1.3	1,332.0	—		1,332.0	157.8	—		—		159.1
Income taxes payable	92.4	—	—		—	—	—		—		92.4
Current portion of long-term debt and other long-term obligations	1,077.0	1,023.0	—		1,023.0	121.2	—		6,000.0	7a	7,198.2
Other current liabilities	1,841.9	3,521.0	—		3,521.0	417.1	—		—		2,259.0

Total current liabilities	4,122.2	7,572.0	—		7,572.0	897.0	—		6,000.0		11,019.2
Long-term debt	6,295.6	22,507.0	—		22,507.0	2,666.3	(2.8)	4i	—		8,959.1
Other long-term obligations	1,366.0	5,103.0	—		5,103.0	604.5	—		—		1,970.5
Deferred income tax liability	718.1	4,708.0	—		4,708.0	557.7	1,203.0	4g	—		2,478.8

Total liabilities	12,501.9	39,890.0	—		39,890.0	4,725.5	1,200.2		6,000.0		24,427.6

Equity
Ordinary shares	5.5	365.0	—		365.0	43.2	(43.2)	4b	—		5.8
							0.3	4a
Additional paid-in capital	7,128.6	13,788.0	—		13,788.0	1,633.4	(1,633.4)	4b	—		8,436.0
							1,307.4	4a
Retained earnings	4,462.1	6,431.0	(33.1)	8b	6,397.9	757.9	(757.9)	4b	(208.0)	7a	4,147.1
							(107.0)	4c
Accumulated other comprehensive (loss) income	(1,764.3)	375.0	—		375.0	44.6	(44.6)	4b	—		(1,764.3)

	9,831.9	20,959.0	(33.1)		20,925.9	2,479.1	(1,278.4)		(208.0)		10,824.6
Noncontrolling interest	1.4	(3.0)	—		(3.0)	(0.4)	0.4	4b	—		1.4
Less: Treasury Stock	67.5	—	—		—	—	—		—		67.5

Total equity	9,765.8	20,956.0	(33.1)		20,922.9	2,478.7	(1,278.0)		(208.0)		10,758.5

Total liabilities and equity	$22,267.7	60,846.0	(33.1)		60,812.9	$7,204.2	$(77.8)		$5,792.0		$35,186.1

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Year Ended December 31, 2015

(in millions, except per share amounts)

	Historical		Pro Forma			Historical					Pro Forma				Combined
	Mylan	EPD Business Jan. 1, 2015— Feb. 27, 2015	EPD Business Pro Forma Adjustments		Mylan Pro Forma for EPD Business	Meda					Meda				Mylan/Meda
	USD	USD	USD		USD	SEK	SEK		SEK	USD	USD		USD		USD
	U.S. GAAP	U.S. GAAP	U.S. GAAP	Note	U.S. GAAP	IFRS	U.S. GAAP Adjustments	Note	U.S. GAAP	U.S. GAAP	Pro Forma Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
	I	II	III		IV=I+II+III	V	VI		VII = V+VI	VIII	IX		X		XI=IV+VIII+IX+X
Revenues:
Net sales	$9,362.6	$247.0	$—		$9,609.6	18,888.0	—		18,888.0	$2,239.8	$(42.8)	6a	$—		$11,806.6
Other revenues	66.7	—	—		66.7	478.0	—		478.0	56.7	—		—		123.4

Total revenues	9,429.3	247.0	—		9,676.3	19,366.0	—		19,366.0	2,296.5	(42.8)		—		11,930.0
Cost of sales	5,213.2	90.3	62.3	5a	5,365.9	10,331.8	—		10,331.8	1,225.2	64.9	6b	—		6,716.2
			0.1	5c							103.0	6c
											(42.8)	6a

Gross profit	4,216.1	156.7	(62.4)		4,310.4	9,034.2	—		9,034.2	1,071.3	(167.9)		—		5,213.8
Operating expenses:
Research and development	671.9	15.6	—		687.5	207.0	—		207.0	24.5	—		—		712.0
Selling, general, and administrative	2,180.7	93.4	(86.1)	5b	2,188.1	6,019.5	5.1	8a	6,024.6	714.4	—		—		2,902.5
			0.1	5c
Litigation settlements, net	(97.4)	—	—		(97.4)	210.0	—		210.0	24.9	—		—		(72.5)

Total operating expenses	2,755.2	109.0	(86.0)		2,778.2	6,436.5	5.1		6,441.6	763.8	—		—		3,542.0

Earnings from operations	1,460.9	47.7	23.6		1,532.2	2,597.7	(5.1)		2,592.6	307.5	(167.9)		—		1,671.8
Interest expense	339.4	—	—		339.4	1,067.0	—		1,067.0	126.5	0.9	6d	153.3	7a	620.1
Other expense, net	206.1	—	—		206.1	269.0	—		269.0	31.9	—		—		238.0

Earnings before income taxes and noncontrolling interest	915.4	47.7	23.6		986.7	1,261.7	(5.1)	8a	1,256.6	149.1	(168.8)		(153.3)		813.7
Income tax (benefit) provision	67.7	8.7	3.7	5d	80.1	112.0	32.1	8a, 8b	144.1	17.1	(33.8)	6e	(30.7)	7b	32.7

Net earnings	847.7	39.0	19.9		906.6	1,149.7	(37.2)		1,112.5	132.0	(135.0)		(122.6)		781.0
Net earnings attributable to the noncontrolling interest	(0.1)	—	—		(0.1)	—	—		—	—	—		—		(0.1)

Net earnings attributable to Mylan N.V. ordinary shareholders	$847.6	$39.0	$19.9		$906.5	1,149.7	(37.2)		1,112.5	$132.0	$(135.0)		$(122.6)		$780.9

Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.80														$1.51

Diluted	$1.70														$1.44

Weighted average ordinary shares outstanding:
Basic	472.2		18.3	5e	490.5						28.2	6f			518.7

Diluted	497.4		18.3	5e	515.7						28.2	6f			543.9

Notes to Unaudited Pro Forma Financial Information

1. General

On February 10, 2016, Mylan issued an offer announcement under the Swedish Takeover Rules setting forth a public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda, with an enterprise value, including the net debt of Meda, of approximately 83.6kr billion or $9.9 billion at the announcement date (based on the Announcement Exchange Rate). The Mylan Board has unanimously approved the Offer and the Meda Board has recommended that Meda shareholders accept the Offer. In addition, the two largest Meda shareholders, together holding approximately 30 percent of the outstanding Meda shares, have irrevocably undertaken to tender their Meda shares into the Offer, subject to limited exceptions. Under the terms of the Offer, Mylan is offering each Meda shareholder total per share consideration of between 152kr and 165kr (based on the Announcement Exchange Rate) consisting of a combination of cash and Mylan Shares. A calculation will be performed prior to the closing of the Offer to calculate the number of Mylan Shares to be received by the Meda shareholders. The composition of the Offer consideration is subject to adjustment in certain circumstances. The Offer is fully financed and not conditional on further due diligence. The Offer is subject to certain closing conditions customary for an offer governed by the Swedish Takeover Rules, including holders of more than 90 percent of the outstanding Meda shares tendering their shares into the Offer and receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities.

On February 27, 2015, Mylan completed the acquisition of the EPD Business from Abbott in an all-stock transaction for total consideration of $6.3 billion. Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan Share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan that included its views that the EPD Transaction constituted a “succession” for purposes of Rule 12g-3(a) under the Exchange Act.

The unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda, both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, although other factors are also relevant, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As a result, Mylan is treated as the acquirer in both transactions.

The historical financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are: directly attributable to the acquisition of the EPD Business and the proposed acquisition of Meda; factually supportable; and, with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of the Combined Company. As such, the impact from transaction-related expenses is not included in the unaudited pro forma condensed combined statement of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents with a corresponding decrease to retained earnings. The unaudited pro forma financial information does not reflect any expected synergies, including potential cost savings, or the associated costs to achieve such synergies that could result from either transaction.

Assumptions and estimates underlying the pro forma adjustments are described in the following notes. The unaudited pro forma financial information has been prepared based on preliminary estimates, which are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and the allocation thereof. Differences from the preliminary estimates could be material.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of the actual results of operations or financial condition that would have been achieved had either transaction been consummated on the dates indicated above, or the future consolidated results of operations or financial condition of Mylan or the Combined Company.

2. Basis of Presentation

The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements of Mylan for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this prospectus and the consolidated financial statements of Meda for the year ended December 31, 2015 and the related notes thereto included in this prospectus beginning on page F-1.

The following discussion details the process and assumptions, including those related to recent acquisitions, that Mylan has made in preparing the unaudited pro forma financial information.

The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts presented in USD. The consolidated financial statements of Meda are prepared in accordance with IFRS as issued by the IASB with all amounts presented in SEK.

The unaudited pro forma financial information has been presented in USD, which is Mylan’s functional and reporting currency. Meda’s historical financial information is translated based on the exchanges rates as quoted by Bloomberg using the following rates:

•	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 was translated using the average exchange rate for the year of 8.4329 SEK per USD;

•	The unaudited pro forma condensed combined balance sheet was translated at the closing rate of 8.4412 SEK per USD as of December 31, 2015.

The unaudited pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations. For accounting purposes, Mylan was treated as the acquirer in the acquisition of the EPD Business and will be treated as the acquirer for the proposed acquisition of Meda. In addition, the unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer. Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary, have been presented solely for the purpose of providing the unaudited pro forma financial information and will be revised as additional information becomes available and as additional analysis is performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting may occur and could have a material impact on the unaudited pro forma financial information and Mylan’s or the Combined Company’s future consolidated results of operations and financial condition.

The proposed acquisition of Meda has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of Meda at their respective estimated fair values. The assets and liabilities of Meda have been measured based on various estimates using assumptions that Mylan’s management believes are reasonable and utilizing information currently available. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that have not been completed. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees, are not included as a component of consideration transferred but are expensed as incurred. These costs are not presented in the unaudited pro forma condensed combined statement of operations because they will not have a continuing impact on the consolidated results of operations of the Combined Company.

In connection with the proposed acquisition of Meda, total acquisition-related transaction costs (excluding Mylan’s financing fees payable related to the Bridge Credit Agreement) expected to be incurred by Mylan are estimated to be approximately $75 million. Total acquisition-related costs expected to be incurred by Meda are estimated to be approximately $32 million.

In connection with the acquisition of the EPD Business, during the year ended December 31, 2015, transaction costs incurred by Mylan totaled $86.1 million. These costs are included in the consolidated results of operations and eliminated through adjustments to the unaudited pro forma condensed combined statement of operations. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company, and, as such, these fees are not included in the unaudited pro forma condensed combined statement of operations.

Reclassifications and Euromed Adjustment

Certain reclassifications, as detailed below, were made to the consolidated financial statements of Meda to conform to Mylan’s financial statement presentation. Reclassification adjustments have been included in the reported balances noted in Meda’s historical consolidated balance sheet (located in column II) and income statement (located in column V) as of and for the year ended December 31, 2015.

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	Amount	Presentation in Unaudited Pro Forma Condensed Combined Balance Sheet
Current Assets
Derivatives	149	Prepaid expenses and other current assets
Prepayments and accrued income	290	Prepaid expenses and other current assets
Tax assets	225	Prepaid expenses and other current assets

	664

Other receivables	320	Accounts receivable, net
Non-current Assets
Intangible assets	85	Property, plant and equipment, net

Intangible assets	25,524	Goodwill

Available-for-sale financial assets	23	Other assets
Other non-current receivables	262	Other assets

	285

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	Amount	Presentation in Unaudited Pro Forma Condensed Combined Balance Sheet
Current Liabilities
Accruals and deferred income	1,553	Other current liabilities
Derivatives	205	Other current liabilities
Other provisions	1,008	Other current liabilities

	2,766

Borrowings	1,332	Short-term borrowings

Borrowings	1,023	Current portion of long-term debt and other long-term obligations
Non-current Liabilities
Borrowings	22,507	Long-term debt

Derivatives	19	Other long-term obligations
Pension obligations	2,273	Other long-term obligations
Other provisions	337	Other long-term obligations

	2,629

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	Amount	Presentation in Unaudited Pro Forma Condensed Combined Statement of Operations
Net sales	478	Other revenues

Medicine and business development expenses	3,040	Cost of sales

Medicine and business development expenses	207	Research and development

Medicine and business development expenses	629	Selling, general and administrative
Finance costs	57	Selling, general and administrative

	686

Medicine and business development expenses	210	Litigation settlements, net

Finance costs	1,067	Interest expense

Other income	(22)	Other expense (income) net
Finance income	(37)	Other expense (income) net
Finance costs	328	Other expense (income) net

	269

Upon consummation of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies. As a result of that review, Mylan may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the Combined Company. At this time, Mylan is not aware of any significant accounting policy changes. Refer to Note 8 for details regarding the IFRS to U.S. GAAP adjustments.

Disposition of Euromed

On December 29, 2015, Meda divested the Euromed manufacturing unit in Spain for approximately EUR 82 million. The following table represents the elimination of sales, cost of sales and operating expenses related to the divestment of Euromed.

(in millions, SEK)	As Reported(1)	Disposition of Euromed Adjustment	Adjusted Amounts(2)
Net sales	19,170.0	282.0	18,888.0
Cost of sales	10,565.0	233.2	10,331.8
Selling, general, and administrative	6,026.0	6.5	6,019.5

(1)	Includes reclassification adjustments to conform Meda’s historical consolidated income statement (located in column V) for the year ended December 31, 2015 to Mylan’s presentation.
(2)	Euromed adjustments have been included in the reported balances noted in Meda’s historical consolidated income statement (located in column V) for the year ended December 31, 2015.

3. Meda Purchase Price

Upon consummation of the proposed acquisition of Meda, Meda shareholders will receive a combination of cash and Mylan Shares. Subject to the adjustment to the composition of the Offer consideration, Mylan is offering each Meda shareholder:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, 165kr in cash per Meda share; and

•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder:

i)	if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to 165kr divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

ii)	if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or

iii)	if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to 100kr divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

For purposes of determining the number of Mylan Shares that will be delivered in respect of 20 percent of the number of Meda shares tendered by each Meda shareholder, it is assumed that the Offeror Average Closing Price will be equal to $46.06, the Offeror Average Closing Price if the Offer had been declared unconditional on March 31, 2016. Because $46.06 is greater than $30.78 and less than or equal to $50.74, each Meda shareholder would receive, in respect of 20 percent of the number of Meda shares tendered by such Meda shareholder, 0.386 Mylan Shares per Meda share.

The cash consideration that will be paid in respect of 80 percent of the number of Meda shares tendered by each Meda shareholder is fixed at 165kr per Meda share, converted to USD using a SEK/USD exchange rate from March 31, 2016 of 8.1178 (as quoted by Bloomberg).

Total estimated Meda shares to be acquired(a)	365,467,371
Equity exchange ratio(b)	0.386
Equity portion of the Offer consideration(c)	20%

Number of Mylan Shares to be issued to Meda shareholders(d)=(a)*(b)*(c)	28,214,081

Multiplied by the Mylan Share closing price—March 31, 2016(e)	$46.35

Estimated fair value of Mylan Shares transferred (in millions)(f)=(d)*(e)	$1,307.7

Cash consideration per Meda share to be acquired(g)	$20.33
Cash portion of the Offer consideration(h)	80%

Estimated cash consideration (in millions)(i)=(a)*(g)*(h)	$5,942.7

Fair value of total consideration transferred (in millions)(j)=(f)+(i)	$7,250.4

Goodwill (in millions)	$2,983.3

4. Meda Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The unaudited pro forma financial information has been prepared using the consolidated financial statements of Mylan for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this prospectus, as well as certain assumptions made by Mylan. Adjustments included in the unaudited pro forma condensed combined balance sheet are represented by the following:

	Note	Amount
(in millions)
Purchase consideration
Fair value of total consideration transferred	3	$7,250.4
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Meda’s net assets	4b	2,478.7
Elimination of Meda’s historical goodwill	4h	(3,023.7)

Net liabilities to be assumed		(545.0)
Preliminary estimate of fair value adjustment of net assets acquired
Inventories	4d	103.0
Intangible assets, net	4f	5,909.3
Long-term debt	4i	2.8
Deferred income tax liability	4g	(1,203.0)

Goodwill	4h	$2,983.3

a.	The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10 percent increase or decrease of the closing price per Mylan Share on NASDAQ on March 31, 2016 used to determine the total estimated purchase consideration.

	Price per Mylan Share	Shares Exchanged (in millions)	Calculated Value of Share Consideration (in millions)	Cash Consideration Transferred (in millions)	Total Purchase Consideration (in millions)	Total Goodwill (in millions)
Mylan Share closing price—March 31, 2016	$46.35	28.2	$1,307.7	$5,942.7	$7,250.4	$2,983.3
Decrease of 10%	41.72	28.2	1,177.0	5,942.7	7,119.7	2,852.6
Increase of 10%	50.99	28.2	1,438.6	5,942.7	7,381.3	3,114.2

b.	Reflects the elimination of Meda’s shareholder’s equity as of December 31, 2015.

c.	Reflects the recognition of approximately $107 million in total transaction costs (excluding Mylan’s financing fees payable related to the Bridge Credit Agreement) expected to be incurred. Of that total, approximately $75 million of transaction costs are expected to be incurred by Mylan and approximately $32 million are expected to be incurred by Meda. All of the transaction costs are expected to be incurred through the consummation of the transaction. These fees have been recorded as a reduction to cash and retained earnings solely for the purposes of this presentation. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company and, as such, these fees are not included in the unaudited pro forma condensed combined statement of operations.

d.	Represents the estimated adjustment of approximately $103.0 million to step-up inventory to fair value. The estimated step-up in inventory is preliminary and is subject to change based upon the final determination of the fair values of finished goods and work-in-process inventories. Mylan will reflect the fair value adjustment of the inventory of Meda in cost of goods sold as the acquired inventory is sold, which for purposes of the unaudited pro forma condensed combined statement of operations is assumed to occur within the first year after closing.

e.	The estimated fair value allocated to Meda’s historical property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of December 31, 2015 is based upon a preliminary assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analyses which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date. Accordingly, for the purposes of the unaudited pro forma financial information, Mylan believes, to the best of its knowledge, that the current net book value of Meda’s property, plant and equipment represent the best estimate of fair value.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $50 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $2.0 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3.0 million.

f.	Reflects the fair value adjustment for identifiable intangible assets of $5.9 billion. The fair value adjustment for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. The preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final fair value determination for identified intangible assets may differ materially from this preliminary determination.

The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows for each year (including net revenues, cost of sales, development costs, selling, administrative and marketing costs, and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream, and other factors. The underlying assumptions used to prepare the discounted cash flow analysis may change. For these and other reasons, actual results may vary significantly from estimated results.

g.	Reflects the deferred income tax liability adjustment of $1.2 billion resulting from fair value adjustments for inventory, identifiable intangible assets and long-term debt acquired. This estimate was determined based on the excess book basis over the tax basis using a 20 percent weighted average statutory tax rate. The total effective tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Mylan’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

h.	Reflects the elimination of the historical goodwill amount and the recognition of estimated goodwill related to the proposed acquisition. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The estimated goodwill calculation is preliminary and is subject to change based upon the final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price. Goodwill is not amortized, but is assessed at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable based on management’s assessment.

i.	Reflects an adjustment to the fair value of Meda’s long-term debt.

5. EPD Business Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statement of operations are represented by the following:

a.	Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the year ended December 31, 2015. The increase in amortization expense is recorded as follows:

(in millions, except for useful lives)	Useful Lives	Fair Value	Amortization January 1, 2015 - February 27, 2015
Products rights and licenses	13 years	$4,523.0	$58.0
Contractual rights	2-5 years	320.0	18.8

		$4,843.0	$76.8
Less: Historical amortization expense of the EPD Business			14.5

Amortization expense adjustment			$62.3

b.	Represents the elimination of transaction costs included in the consolidated financial statements of Mylan. An adjustment totaling $86.1 million was reflected in the unaudited pro forma condensed combined statement of operations to eliminate transaction costs incurred by Mylan for the year ended December 31, 2015. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company, and, as such, these fees are not included in the unaudited pro forma condensed combined statement of operations.

c.	Represents an adjustment to depreciation expense associated with fair value adjustments to the property, plant and equipment for the year ended December 31, 2015.

d.	The pro forma adjustments were tax effected using the applicable statutory tax rate in the jurisdiction to which the adjustments related. The tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors.

e.	Adjustment to increase Mylan Shares outstanding after the closing of the EPD Transaction. In connection with the closing of the EPD Transaction, Abbott’s subsidiaries received 110.0 million Mylan Shares as consideration for the transfer of the EPD Business and each issued and outstanding share of Mylan Inc. common stock was converted into the right to receive one Mylan Share. For the year ended December 31, 2015 there is an adjustment of 18.3 million shares. This represents the weighted average impact of the Mylan Shares issued to affect the EPD Transaction. A weighted average is used as the transaction closed on February 27, 2015.

6. Meda Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statement of operations are represented by the following:

a.	Transactions between Mylan and Meda have been eliminated as if Mylan and Meda were consolidated affiliates for the period presented. Net third party sales and cost of sales of $42.8 million, respectively, have been eliminated from the unaudited pro forma condensed combined statement of operations.

b.	Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the year ended December 31, 2015. The increase in amortization expense is recorded as follows:

(in millions, except for useful lives)	Useful Lives	Fair Value	Amortization Year Ended December 31, 2015
Product rights	20 years	$8,500.0	$425.0
Less: Historical amortization expense of Meda			360.1

Amortization expense adjustment			$64.9

c.	Represents an adjustment to cost of goods sold for the amortization expense related to the inventory fair value adjustment of approximately $103.0 million.

d.	To record amortization of the fair value adjustment on the long-term debt assumed in connection with the proposed acquisition of Meda. Amortization was $0.9 million for the year ended December 31, 2015 using a three year amortization period.

e.	Adjustment to tax effect the pro forma adjustments. A weighted average statutory tax rate of 20 percent was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.

f.	Adjustment to increase Mylan Shares outstanding after completion of the proposed acquisition of Meda. Under the terms of the Offer, Meda shareholders will receive a combination of cash and Mylan Shares. Refer to Note 3 for the computation of Mylan Shares to be issued in connection with the proposed acquisition of Meda.

7. Financing Adjustments

a.	In connection with the Offer, on February 10, 2016, Mylan entered into the Bridge Credit Agreement, among Mylan, as borrower, Mylan Inc., as guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time. The Bridge Credit Agreement provides for the Bridge Credit Facility consisting of a Tranche A Loan under which Mylan may obtain Loans in an aggregate amount up to $6.0 billion. The proceeds of the Loans will be applied solely to finance the proposed acquisition of Meda shares and pay other costs associated with the proposed acquisition of Meda, the Bridge Credit Agreement and related transactions. The Loans will bear interest at LIBOR (determined in accordance with the Bridge Credit Agreement), if Mylan chooses to make LIBOR borrowings, or at a base rate (determined in accordance with the Bridge Credit Agreement), in each case plus an applicable margin. The applicable margin for borrowings will be determined by reference to a grid based on Mylan’s Debt Rating (as defined in the Bridge Credit Agreement), and such applicable margin will range from 0.125 percent to 1.225 percent per annum with respect to base rate borrowings and 1.125 percent to 2.225 percent per annum with respect to LIBOR borrowings, in each case subject to increase by 0.25 percent per annum, 0.25 percent per annum and 0.50 percent per annum on the date that is 90, 180 and 270 days, respectively, after the funding date. The commitments under the Bridge Credit Agreement will be available until the earliest to occur of February 8, 2017 and certain events relating to the completion or termination of the Offer set forth in the Bridge Credit Agreement. The Loans will be unsecured and will be guaranteed by Mylan Inc. The Loans will mature on the day that is 364 days after the funding date. The Bridge Credit Agreement also provided for commitments in respect of Tranche B loans in an aggregate amount of up to $4.05 billion to be applied if necessary to prepay the Revolving Credit Agreement, the 2014 Term Credit Agreement and the 2015 Term Credit Agreement and to pay fees and expenses relating thereto. The commitments in respect of such Tranche B loans were permanently terminated in connection with the effectiveness of certain amendments to the Revolving Credit Agreement, the 2014 Term Credit Agreement and the 2015 Term Credit Agreement.

Mylan expects to use the borrowings from the Bridge Credit Facility to finance the proposed acquisition of Meda to the extent that the cash portion of the Offer consideration is not funded from Mylan’s resources and/or alternative funding sources. The unaudited pro forma condensed combined balance sheet is adjusted to reflect Tranche A borrowings of approximately $6.0 billion, which is classified as current in the unaudited pro forma condensed combined balance sheet.

For purposes of the unaudited pro forma condensed combined statement of operations, Mylan has assumed that the amounts outstanding under the Bridge Credit Facility bear interest at LIBOR, plus an estimated margin ranging from 150—250 basis points. The pro forma adjustment to interest expense was approximately $153.3 million for the year ended December 31, 2015, at a weighted average rate of approximately 2.6 percent.

It is assumed that Mylan will incur approximately $208.0 million of debt issuance costs for the Bridge Credit Facility, primarily consisting of financing fees and commitment fees. The fees Mylan will ultimately pay and the level of net debt expected to be incurred could vary significantly from what is assumed in the unaudited pro forma financial information. Variances could arise from multiple factors including: other acquisitions Mylan may pursue, the amount of cash on hand at both Mylan and Meda at the time of the closing of the acquisition, actual timing and amounts of borrowings and repayments under the Bridge Credit Facility, the actual mix of permanent debt / equity financing, the actual fixed / floating mix of permanent debt financing and Mylan’s credit rating. Accordingly, the estimated debt and interest expense reflected in the unaudited pro forma financial information may change and the change could be significant. A 0.125 percent change in the interest rate could result in an increase or decrease in the pro forma interest expense of approximately $8 million for the year ended December 31, 2015.

b.	A weighted average statutory tax rate of 20 percent was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.

8. IFRS to U.S. GAAP Adjustments

Meda’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB with all amounts presented in Swedish kronor, which differs in certain respects from U.S. GAAP. The following adjustments have been made to convert Meda’s historical balance sheet as of December 31, 2015 and income statement for the year ended December 31, 2015 to U.S. GAAP for purposes of the pro forma presentation.

a.	Actuarial gains and losses recognized in other comprehensive income under IFRS are recorded in profit and loss under U.S. GAAP. The adjustment is presented in the unaudited pro forma condensed combined statement of operations. A weighted average statutory tax rate of 20 percent was applied to this adjustment. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.

b.	Represents certain differences regarding the tax effects of intercompany transfer of inventory under IFRS to conform to U.S. GAAP. Under IFRS taxes paid on intercompany transfers of inventory are recognized as tax expense as incurred. Additionally, IFRS requires the recognition of deferred taxes on temporary differences between the tax basis of assets transferred. Under U.S. GAAP taxes paid on intercompany transfers are deferred as a prepaid asset until the underlying asset is consumed or is sold to an unrelated party.

9. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information of Mylan after giving effect to the acquisition of the EPD Business and the proposed acquisition of Meda. You should read this information in conjunction with Mylan’s consolidated financial statements for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this prospectus and Meda’s consolidated financial statements for the year ended December 31, 2015 included in this prospectus.

	Year Ended December 31, 2015
(in millions, except per share amounts)	Historical	Pro Forma
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.80	$1.51

Diluted	$1.70	$1.44

Weighted average ordinary shares outstanding:
Basic	472.2	518.7

Diluted	497.4	543.9

LEGAL MATTERS

NautaDutilh N.V., our Dutch counsel, has provided an opinion regarding the validity of the Mylan Shares to be issued pursuant to the Offer.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated by reference into this prospectus from Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of Mylan’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Meda AB as of December 31, 2015, 2014 and 2013 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers AB, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Mylan files annual, quarterly and current reports, proxy statements, and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC0330 for further information on the Public Reference Room. The SEC also maintains an Internet website from which interested parties can electronically access our SEC filings, including the Registration Statement of which this prospectus forms a part and the exhibits and schedules thereto. The address of that site is http://www.sec.gov. Mylan’s Internet website address is www.mylan.com. Information on our website does not constitute a part of this prospectus.

Mylan has filed a Registration Statement on Form S-4 to register with the SEC the offer and sale of the Mylan Shares to be issued in connection with the Offer. This prospectus is a part of that Registration Statement. This prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about Mylan and Mylan’s ordinary shares, you should refer to the Registration Statement to which this prospectus relates, including the exhibits and schedules to the Registration Statement. Mylan may also file amendments to the Registration Statement. In connection with the Offer, Mylan has also filed the Offer Document with the SFSA, which Mylan will publish upon approval by the SFSA. Mylan has also filed the EU Prospectus with the AFM, which Mylan will publish upon approval by the AFM. Investors and securityholders of Meda are urged to read any documents filed with the SFSA, the SEC, the AFM or any other competent EU authority carefully and in their entirety (if and when they become available) before making an investment decision because they will contain important information about Mylan, Meda and the Offer. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at www.medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 (724) 514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Mylan to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be part of this prospectus, except for any information that is superseded or modified by information included directly in this prospectus. This prospectus incorporates by reference the documents set forth below (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) that Mylan has previously filed or furnished with the SEC. These documents contain important information about Mylan and its financial condition, business and results.

Mylan N.V. Filings (File No. 333-199861)	Period
Annual Report on Form 10-K	Year Ended December 31, 2015, as filed on February 16, 2016.

Current Reports on Form 8-K	Filed on January 8, 2016, January 11, 2016, February 17, 2016, February 26, 2016, March 1, 2016 and March 11, 2016.

Mylan hereby further incorporates by reference additional documents that Mylan may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on and after the date of this prospectus and prior to the consummation or termination of the Offer. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and certain Current Reports on Form 8-K (or portions thereof) that are “filed” with the SEC. A hard copy of the documents incorporated by reference into this prospectus will not be sent to you unless requested.

You can obtain any of the documents incorporated by reference in this prospectus upon written or oral request to Mylan at +1 (724) 514-1813 or investor.relations@mylan.com, the Handelsbanken shareholder service at [    ] or [    ] or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from Mylan without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in the registration statement of which this prospectus forms a part. A hard copy of the documents incorporated by reference into this prospectus will not be sent to you unless requested. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM MYLAN, PLEASE CONTACT MYLAN NO LATER THAN FIVE BUSINESS DAYS BEFORE [    ], 2016, THE EXPIRATION DATE FOR THE ACCEPTANCE PERIOD, OR, IF THE ACCEPTANCE PERIOD IS EXTENDED, NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF SUCH EXTENDED ACCEPTANCE PERIOD TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF THE OFFER. IF YOU REQUEST ANY INCORPORATED DOCUMENTS, MYLAN WILL MAIL THEM TO YOU BY FIRST-CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY OF RECEIPT OF YOUR REQUEST.

ENFORCEABILITY OF CIVIL LIABILITIES

WE ARE ORGANIZED AND EXISTING UNDER THE LAWS OF THE NETHERLANDS, AND, AS SUCH, THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES AND THE CIVIL LIABILITY OF OUR DIRECTORS AND OFFICERS WILL BE GOVERNED IN CERTAIN RESPECTS BY THE LAWS OF THE NETHERLANDS AND OUR ARTICLES. IN ADDITION, A SUBSTANTIAL PORTION OF OUR ASSETS WILL BE LOCATED OUTSIDE OF THE UNITED STATES. UNDER OUR ARTICLES, UNLESS WE CONSENT IN WRITING TO THE SELECTION OF AN ALTERNATIVE FORUM, THE COMPETENT COURTS OF AMSTERDAM, THE NETHERLANDS WILL BE THE SOLE AND EXCLUSIVE FORUM FOR ANY ACTION ASSERTING A CLAIM FOR BREACH OF A DUTY OWED BY ANY OF OUR DIRECTORS, OFFICERS, OR OTHER EMPLOYEES (INCLUDING ANY OF OUR FORMER DIRECTORS, FORMER OFFICERS, OR OTHER FORMER EMPLOYEES TO THE EXTENT SUCH CLAIM ARISES FROM SUCH DIRECTOR, OFFICER, OR OTHER EMPLOYEE’S BREACH OF DUTY WHILE SERVING AS OUR DIRECTOR, OFFICER, OR EMPLOYEE) TO US OR OUR SHAREHOLDERS; ANY ACTION ASSERTING A CLAIM ARISING PURSUANT TO OR OTHERWISE BASED ON ANY PROVISION OF DUTCH LAW OR OUR ARTICLES; ANY ACTION ASSERTING A CLAIM THAT IS MANDATORILY SUBJECT TO DUTCH LAW; OR TO THE EXTENT PERMITTED UNDER DUTCH LAW, ANY DERIVATIVE ACTION OR PROCEEDING BROUGHT ON BEHALF OF US, IN EACH SUCH CASE SUBJECT TO SUCH COURT HAVING PERSONAL JURISDICTION OVER THE INDISPENSABLE PARTIES NAMED AS DEFENDANTS THEREIN.

AS A RESULT, IT MAY BE MORE DIFFICULT FOR HOLDERS OF THE ORDINARY SHARES TO SERVE PROCESS ON US OR OUR DIRECTORS AND OFFICERS IN THE UNITED STATES OR OBTAIN OR ENFORCE JUDGMENTS FROM U.S. COURTS AGAINST US OR OUR DIRECTORS AND OFFICERS BASED ON THE CIVIL LIABILITY PROVISIONS OF THE U.S. SECURITIES LAWS. THERE IS DOUBT AS TO WHETHER THE COURTS OF THE NETHERLANDS WOULD ENFORCE CERTAIN CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS IN ORIGINAL ACTIONS OR ENFORCE CLAIMS FOR PUNITIVE DAMAGES. UNDER OUR ARTICLES, WE INDEMNIFY AND HOLD HARMLESS OUR DIRECTORS AND OFFICERS AGAINST ALL CLAIMS AND SUITS BROUGHT AGAINST THEM, SUBJECT TO LIMITED EXCEPTIONS.

Audited Consolidated Financial Statements of Meda AB

Independent Auditor’s Report

To the Board of Directors and Shareholders of Meda AB

We have audited the accompanying consolidated financial statements of Meda AB and its subsidiaries, which comprise the consolidated balance sheets as of December 31 2015, December 31 2014 and December 31 2013, and the related consolidated statements of income and comprehensive income, of shareholder’s equity and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meda AB and its subsidiaries as of December 31 2015, December 31 2014 and December 31 2013, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers AB

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

April 11, 2016

Consolidated income statement

SEK million	Note	2015	2014	2013
Net sales	4, 5	19,648	15,352	13,114
Cost of sales	6	–7,525	–6,083	–5,087

Gross profit		12,123	9,269	8,027

Other income		22	42	—
Selling expenses		–4,359	–3,718	–2,993
Medicine and business development expenses		–4,086	–3,223	–2,794
Administrative expenses		–981	–883	–692

Operating profit	4, 6–10	2,719	1,487	1,548

Finance income	11,12	37	8	22
Finance costs	11,12	–1,452	–913	–567

Profit after financial items		1,304	582	1,003

Tax	13	–112	–180	–198

Net income		1,192	402	805

Earnings attributable to:
Parent company shareholders		1,176	399	807
Non-controlling interests		16	3	–2

		1,192	402	805

Earnings per share1)	14
basic, SEKb		3.22	1.23	2.57
diluted, SEK		3.22	1.23	2.57

Average number of shares1)
basic (thousands)		365,467	323,397	313,672
diluted (thousands)		365,467	323,397	313,672

Number of shares at year-end2)
basic (thousands)		365,467	365,467	313,672
diluted (thousands)		365,467	365,467	313,672
Dividend per share (SEK)2)		2.50	2.50	2.41

1)	For 2013 and 2014, recalculation has been done to consider the bonus issue element in the rights issue 2014.
2)	For 2013, recalculation has been done to consider the bonus issue element in the rights issue 2014.

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income

SEK million	Note	2015	2014	2013
Net income		1,192	402	805

Items that will not be reclassified to the income statement
Revaluation of defined benefit pension plans and similar plans, net after tax	24	55	–292	113

		55	–292	113

Items that may be reclassified to the income statement
Translation difference	24	–376	2,118	510
Translation differences reversed to income statement	24	–3	–11	—
Net investment hedge, net after tax	24	308	–1,014	–277
Cash flow hedges, net after tax	24	–1	9	17
Available-for-sale financial assets, net after tax	24	–9	6	—

		–81	1,108	250

Other comprehensive income for the period, net after tax		–26	816	363

Total comprehensive income		1,166	1,218	1,168

Total comprehensive income attributable to:
Parent company shareholders		1,150	1,215	1,168
Non-controlling interests		16	3	0

		1,166	1,218	1,168

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheet

SEK million	Note	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
ASSETS
Non-current assets
Tangible assets	15	1,504	1,692	848
Intangible assets	16	47,478	50,798	29,666
Derivatives	22	—	25	—
Deferred tax assets	17	1,812	1,640	918
Available-for-sale financial assets	18	23	45	5
Other non-current receivables	21	262	305	13

Total non-current assets		51,079	54,505	31,450

Current assets
Inventories	20	2,876	2,988	1,982
Trade receivables	21	4,295	4,151	2,151
Other receivables		320	480	196
Tax assets		225	203	106
Prepayments and accrued income		290	266	181
Derivatives	22	149	208	49
Cash and cash equivalents	23	1,612	2,311	178
Total current assets		9,767	10,607	4,843

TOTAL ASSETS		60,846	65,112	36,293

EQUITY
Share capital	24	365	365	302
Other capital contributions	24	13,788	13,788	8,865
Other reserves	24	375	401	–415
Retained earnings including profit for the year		6,431	6,142	6,491

		20,959	20,696	15,243
Non controlling interests		–3	–16	–32

Total equity		20,956	20,680	15,211

LIABILITIES
Non-current liabilities
Borrowings	25	22,507	26,817	7,792
Derivatives	22	19	22	33
Deferred tax liabilities	17	4,708	5,278	2,211
Pension obligations	26	2,273	2,430	1,107
Other non-current liabilities	27	2,474	2,464	32
Other provisions	28	337	375	209

Total non-current liabilities		32,318	37,386	11,384

Current liabilities
Trade payables		1,696	1,542	883
Current tax liabilities		515	483	464
Other liabilities		240	495	195
Accruals and deferred income		1,553	1,731	1,343
Derivatives	22	205	284	113
Borrowings	25	2,355	1,391	6,304
Other provisions	28	1,008	1,120	396

Total current liabilities		7,572	7,046	9,698

Total liabilities		39,890	44,432	21,082

TOTAL EQUITY AND LIABILITIES		60,846	65,112	36,293

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated cash flow statement

SEK million	Note	2015	2014	2013
Cash flow from operating activities
Profit after financial items		1,304	582	1,003
Adjustments for items not included in cash flow	30	3,373	2,668	2,246
Net change in pensions		–45	–46	–19
Net change in provisions		–112	601	116
Income taxes paid		–803	–551	–390

Cash flow from operating activities before changes in working capital		3,717	3,254	2,956

Cash flow from changes in working capital
Inventories		–198	182	–97
Receivables		–96	–536	–225
Liabilities		–99	142	211

Cash flow from operating activities		3,324	3,042	2,845

Cash flow from investing activities
Acquisition of tangible assets		–220	–116	–136
Acquisition of intangible assets		–79	–74	–1,123
Acquisition of operation	19	–149	–8,744	—
Divestment of operation	19	695	–25	—
Acquisition of financial assets available for sale		0	–2	—
Divestment of financial assets available for sale		12	—	—
Decrease in financial receivables		3	0	1
Sale of non-current assets		0	55	3

Cash flow from investing activities		262	–8,906	–1,255

Cash flow from financing activities
Loans raised		2 ,107	21,433	997
Loan repayments		–5,464	–14,770	–1,902
New share issue		—	2,014	—
Decrease in financial liabilities		–1	–7	–12
Dividend to parent company shareholders		–914	–756	–680
Cash flow from financing activities		–4,272	7,914	–1,597
Cash flow for the period		–686	2,050	–7

Cash and cash equivalents at start of the year		2,311	178	194
Exchange rate difference in cash and cash equivalents		–13	83	–9
Cash and cash equivalents at year-end	23	1,612	2,311	178

Interest received and paid
Interest received		29	5	22
Interest paid		–1,071	–736	–423

Total		–1,042	–731	–401

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to parent company shareholders
SEK million	Share capital	Other contributed- capital	Other reserves	Retained- earnings- including profit for the year	Total	Non- controlling interests	Total equity
Opening balance, January 1, 2013	302	8,865	–776	6,364	14,755	–32	14,723
Other comprehensive income	—	—	361	—	361	2	363
Profit/loss for period	—	—	—	807	807	–2	805
Total comprehensive income	—	—	361	807	1,168	0	1,168
Dividend	—	—	—	–680	–680	—	–680

Closing balance, December 31, 2013	302	8,865	–415	6,491	15,243	–32	15,211

Opening balance, January 1, 2014	302	8,865	–415	6,491	15,243	–32	15,211
Other comprehensive income	—	—	816	—	816	0	816
Profit/loss for period	—	—	—	399	399	3	402
Total comprehensive income	—	—	816	399	1,215	3	1,218
Non-cash issue	30	2,946	—	—	2,976	—	2,976
Non-cash issue costs	—	–5	—	—	–5	—	–5
Tax on non-cash issue costs	—	1	—	—	1	—	1
New share issue	33	1,994	—	—	2,027	—	2,027
New share issue costs	—	–17	—	—	–17	—	–17
Tax on new share issue costs	—	4	—	—	4	—	4
Divestment of operation	—	—	—	—	—	31	31
Acquisition of holdings with non-controlling interests	—	—	—	—	—	–18	–18
Share-based payments, settled using equity instruments	—	—	—	8	8	—	8
Dividend	—	—	—	–756	–756	—	–756

Closing balance, December 31, 2014	365	13,788	401	6,142	20,696	–16	20,680

Opening balance, January 1, 2015	365	13,788	401	6,142	20,696	–16	20,680
Other comprehensive income	—	—	–26	—	–26	0	–26
Profit/loss for period	—	—	—	1,176	1,176	16	1,192
Total comprehensive income	—	—	–26	1,176	1,150	16	1,166
Divestment of operation	—	—	—	—	—	–3	–3
Share-based payments, settled using equity instruments	—	—	—	27	27	—	27
Dividend	—	—	—	–914	–914	—	–914

Closing balance, December 31, 2015	365	13,788	375	6,431	20,959	–3	20,956

Note 24 contains additional information on share capital, other capital contributions and other reserves.

The accompanying Notes form an integral part of the consolidated financial statements.

Notes Group

Note 1 Accounting policies

General information

Meda is a leading international specialty pharma company with a broad product portfolio and its own sales organization in more than 60 countries. Including the markets where distributors handle sales, Meda’s products are sold in more than 150 countries. Meda AB is the Group’s parent company and its headquarters are located in Solna, outside of Stockholm, Sweden. Meda is listed on Nasdaq Stockholm.

Basis for preparation of reports

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, and the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups.

The consolidated accounts were prepared using the cost method, apart from for remeasurement of available-for-sale financial assets, and financial assets and liabilities (including derivative instruments) measured at fair value through profit or loss.

Preparing financial statements to conform to IFRS requires the use of some critical accounting estimates. It also requires management to make certain assessments in applying the company’s accounting policies. Note 3 discloses the areas that require a more thorough assessment, are complex or in which assumptions and estimates are of significant importance to the consolidated financial statements.

New standards and interpretations

New and amended standards applied by the Group

The standards, amendments or interpretations that were applied by the Group for the first time for the financial year beginning on January 1, 2015 have no significant impact on the Group’s financial statements.

New standards and interpretations not yet applied by the Group

The following new standards and interpretations have been published:

•

IFRS 9 Financial Instruments addresses classification, measurement and recognition of financial liabilities and assets. The full version of IFRS 9 was issued in July 2014 and replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 contains a blended approach to measurement but simplifies it in some respects. There will be three measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification of an instrument depends on the company’s business model and the nature of the instrument. Investments in equity instruments are to be recognized at fair value through profit or loss. There is, however, an option at initial recognition to recognize the instrument at fair value through other comprehensive income. In such a case, no reclassification is made to profit or loss upon divestment of the instrument. IFRS 9 has also introduced a new model to calculate credit loss provisions based on expected credit losses. For financial liabilities, the classification and measurement are not changed other than in cases where a liability is recognized at fair value through profit or loss based on the fair value option. In these cases, changes in value attributable to changes in the entity’s own credit risk are to be re-cognized in other comprehensive income. IFRS 9 lowers the criteria for the application of hedge accounting by replacing the 80–125 criteria with a requirement for an economic relationship between the hedging instrument and the hedged item, and for the hedging quota to be the same as that used in risk management. The hedge documentation requirement is also changed to some extent in comparison with IAS 39. The standard will be applied for the financial year starting on January 1, 2018. Early adoption is permitted. The Group has not yet assessed the impact of IFRS 9.

•	IFRS 15 Revenue from Contracts with Customers regulates how revenue is to be recognized. The principles upon which IFRS 15 is based give the users of financial statements more useful information on the entity’s revenue. Under this increased disclosure requirement, information must be provided on the revenue’s nature, timing and uncertainty in connection with revenue recognition, as well as cash flows arising from customers with contracts. According to IFRS 15, revenue should be recognized when the customer assumes control of the sold goods or service and is able to use or benefit from the goods or service. IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts as well as the related SIC and IFRS Interpretations Committee’s interpretation. IFRS 15 goes into effect on January 1, 2018. Early adoption is permitted. The Group has not yet assessed the impact of IFRS 15.

•	IFRS 16 Leases. In January 2016, IASB issued a new lease standard that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee obtains the right to use an asset for a period of time and has an obligation to pay for that right. The accounting for lessors will in all material aspects be unchanged. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The Group has not yet assessed the impact of IFRS 16.

No other IFRSs or IFRS Interpretations Committee interpretations that have not yet gone into effect are expected to have any significant impact on the Group.

Changes in external reporting

As of January 1, 2015, Meda reports all medical device products by geographic area and product category. These products were previously not allocated in full by geographic area and were recognized as other sales in the reporting by product category. The change has not resulted in any change in the reporting by geographic area for 2014. Other Sales by product category for 2014 have been adjusted from SEK 492 million to SEK 235 million, with SEK 28 million allocated to Rx and SEK 229 million allocated to Cx/OTC. Other sales by geographic area for 2013 have been adjusted from SEK 240 million to SEK 202 million, with SEK 38 million allocated to U.S. Other Sales by product category for 2013 have been adjusted from SEK 396 million to SEK 202 million, with SEK 15 million allocated to Rx and SEK 179 million allocated to Cx/OTC.

Consolidated accounts

Subsidiaries

Subsidiaries are companies over which the Group has a controlling influence. The Group controls a company when it is exposed to or has the right to a variable yield from its holding in the company and has the ability to affect the yield through its influence over the company. Subsidiaries are consolidated from the date on which the controlling influence is transferred to the Group. They are deconsolidated from the date the controlling influence ceases. The Group uses the acquisition method to recognize its business combinations. The purchase consideration for the acquisition of a subsidiary consists of the fair value of transferred assets, liabilities incurred to the previous owners of the acquired entity and the shares issued by the Group. The purchase consideration includes the fair value of all assets or liabilities arising from an agreement on an additional purchase consideration. Identifiable acquired assets as well as liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess is recognized as goodwill and consists of the difference between the purchase consideration and the fair value of the Group’s share of the identifiable net assets acquired. Acquisition-related costs are expensed in the income statement in the period they arise. Intra-Group transactions, balance sheet items and unrealized gains on transactions between Group companies are fully eliminated.

Segment reporting

Operating segments are reported in a way that is consistent with the internal reporting which is submitted to the highest executive decision-maker. The highest executive decision-maker is the person/persons responsible for allocating resources and assessing the operating segments’ results. For Meda, this has been identified as Executive management team. Division into geographic areas reflects the Group’s internal organization and reporting system. The areas are Western Europe, US and Emerging Markets.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are valued using the currency of the economic environment in which the entity mainly operates (the functional currency). The consolidated financial statements are presented in Swedish kronor (SEK), which is the parent company’s functional and presentation currency.

Transactions and balance sheet items

Foreign currency transactions are translated into the functional currency using the exchange rates in effect on the transaction date. Translation differences arising upon payment of such transactions and when translating monetary assets and liabilities at the exchange rate on the reporting date are recognized in net financial expense through profit or loss. Exceptions are when transactions are hedges that meet the criteria for hedge accounting of cash flows or of net investments, where gains/losses are recognized in other comprehensive income.

Translation of foreign subsidiaries

Assets and liabilities in foreign operations, including goodwill and other surplus and deficit values, are translated into Swedish kronor at the exchange rate on the reporting date. Income and expenses in a foreign operation are translated to Swedish kronor at an average rate that approximates the exchange rates on each transaction date. Translation differences arising in the translation of foreign operations are recognized in other comprehensive income.

Net investments in foreign operations

Translation differences arising in the translation of a foreign net investment and associated effects of the hedging of net investments are recognized as a separate component of other comprehensive income. When divesting foreign operations, the cumulative translation differences attributable to the divested operations, less any currency hedging, are reclassified from other comprehensive income to profit or loss for the year as part of the -capital gain/loss.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less depreciation. The cost of acquisition includes expenditures that can be related directly to the acquisition of the asset. Land is not depreciated. Depreciation on other assets in order to allocate their costs of acquisition down to their estimated residual values, is calculated using the straight-line method according to plan over their estimated useful lives, as follows:

•	Buildings 14–50 years

•	Machinery and plant 3–14 years

•	Equipment and installations 3–14 years

The assets’ residual values and useful lives are reviewed on each reporting date and are adjusted if required. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount exceeds its estimated recoverable amount. Gains and losses on disposals are determined by comparing sales proceeds with carrying amounts and are recognized through profit or loss.

Intangible assets

Goodwill

Goodwill arises in connection with the acquisition of subsidiaries and re-presents the amount by which the purchase consideration exceeds the fair value of the Group’s share of the acquired company’s identifiable net assets. Goodwill is tested for impairment annually or as needed and is -carried at cost less accumulated impairment losses. Gains or losses on divestment of an entity include the remaining carrying amount of goodwill relating to the divested entity. Goodwill is allocated to cash-generating units in impairment testing.

Product rights

Product rights have a limited useful life and are carried at cost less accumulated amortization and, where appropriate, impairment losses. Amortization is used to distribute the cost of product rights over their estimated useful life, usually 10–25 years. The amortization pattern for product rights is adapted to the amount of expected earnings. The value of product rights is tested regularly to identify whether impairment exists. See also Note 3 and 16.

Software

Acquired computer software licenses are capitalized based on the costs incurred when the specific software was acquired and brought into use. These costs are amortized over the estimated useful life of the assets, -usually 3–7 years.

Research and development

Research expenditure is expensed immediately. Development project expenditure (for product development) is capitalized in the Group as an intangible asset to the extent this expenditure is very likely to generate future economic benefits. Acquisition costs of such intangible assets are amortized over the estimated useful life of the assets. Other development expenditure is expensed as it occurs. Expenditure must meet stringent requirements to be recognized as an asset. With stringent requirements, Meda believes that it is not very likely that a product (drug) will generate future economic benefits before being approved by the relevant registration authority. Meda has no development projects that meet these high requirements, so no development expenditure was recognized as an asset.

Impairment

Assets that have an indefinite useful life, i.e. goodwill, are not subject to amortization but are tested annually for any impairment. Assets subject to amortization are assessed for impairment of value whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling expenses and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Cash-generating units

In business combinations goodwill is allocated to the Group’s cash-generating units. A cash-generating unit represents the lowest level in the Group at which the goodwill in question is monitored by internal control. Meda has four separate cash-generating units to which goodwill is allocated, see Note 16.

Financial assets

Financial assets are recognized when the Group is party to the instrument’s contractual terms. Purchases and sales of financial instruments are recognized on the trade date, i.e. the date on which the Group commits to purchase or sell the asset. Financial assets are removed from the balance sheet when the right to receive cash flows from the instrument expires or is transferred and the Group has transferred substantially all risks and rewards of ownership.

The Group classifies its financial assets into the following categories: loan and trade receivables, financial assets measured at fair value through profit or loss and available-for-sale financial assets. The classification depends on the purpose for which the instruments are used. The instruments are classified at initial recognition.

Financial instruments are initially recognized at fair value plus transaction costs. This applies to all financial assets with the exception of those measured at fair value through profit or loss, which are initially recognized at fair value but the related trans-action costs are recognized through profit or loss.

Loan receivables and trade receivables

Loan receivables and trade receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted on an active market. They are included in current assets, except for items with maturities more than 12 months from the reporting date, which are classified as non-current assets. Loan and trade receivables are recognized at amortized cost using the effective interest method less any provision for a decrease in value.

Financial assets measured at fair value though profit or loss

Financial assets measured at fair value through profit or loss are financial assets that are held for trading. A financial asset is classified in this category if it is primarily acquired for the purpose of selling in the short-term. Derivatives are classified as if they are held for trading unless they are identified as hedging instruments. Assets in this category are classified as current assets if they are expected to be sold within 12 months, otherwise they are classified as non-current assets. Assets in this category are recognized after the date of acquisition at fair value. Changes in fair value are recognized in net financial income/expense through profit or loss in the period they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative assets that are either designated in this category or not classified to any of the other categories. They are included in non-current assets unless Group management intends to divest the asset within 12 months from the end of the reporting period. Assets in this category are recognized after the date of acquisition at fair value. Changes in fair value for monetary and non-monetary securities in this category are recognized in other comprehensive income in the provision for available-for-sale financial assets. Exchange differences on monetary securities are recognized in net financial income/expense through profit or loss, while translation differences on non-monetary securities are recognized in other comprehensive income in the provision for available-for-sale financial assets. When securities in this category are sold, accumulated adjustments of fair value previously recognized in other comprehensive income are transferred to profit or loss.

Impairment of financial assets

The Group performs an assessment on each reporting date of whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of available-for-sale financial assets, impairment is indicated if there is evidence of a material or lasting decline in the fair value of the asset below its cost. If this can be proved, the accumulated loss, -calculated as the difference between the cost of acquisition and the current fair value, less any previous impairment losses recognized through profit or loss, is moved from other comprehensive income and recognized through profit or loss. A provision for any decrease in the value of trade receivables is made when there is objective evidence that the Group will not be able to recover all past due amounts as per the receivable’s original terms. The reserved amount is recognized through profit or loss.

Financial liabilities

Financial liabilities are recognized when the Group is party to the instrument’s contractual terms. Financial liabilities are removed from the balance sheet when the liability is eliminated through completion, annulment or -termination of the agreement. The Group classifies its financial liabilities in the categories financial liabilities measured at fair value through profit or loss, i.e derivatives, and other financial liabilities.

Borrowings

Borrowings are initially recognized at fair value, net after transaction costs. Borrowings are subsequently recognized at amortized cost. Any difference between the proceeds received, net of transaction costs, and the repayment amount is recognized through profit or loss over the loan period using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer payment of the liability for at least 12 months after the reporting date.

Trade payables

Trade payables are initially recognized at fair value and thereafter at amortized cost using the effective interest method.

Derivatives and hedging

Derivatives are recognized on the balance sheet on the contract day and measured at fair value, both initially and in subsequent remeasurements. The method of recognizing the gain or loss from remeasurement depends on whether the derivative is designated as a hedging instrument and whether it also fulfills the hedge accounting criteria of IAS 39. Meda holds both derivatives that do and do not qualify for hedge accounting. Fair value disclosure for various derivatives used for hedging purposes can be found in Notes 2 and 22. Changes in the hedge reserve in equity are specified in Note 24. Derivatives are classified as a non-current asset or non-current -liabilities if the time to maturity exceeds 12 months. If the time to maturity is less than 12 months, the derivative is classified as a current asset or current liability.

Cash flow hedges

The effective part of changes in fair value of the Group’s interest rate derivatives that are identified as cash flow hedges and meet the criteria for hedge accounting according to IAS 39 is recognized in other comprehensive income. The gain or loss attributable to the ineffective part is recognized immediately through profit or loss as financial income or expense. Certain transactions are hedged through currency forward contracts. The Group does not meet the criteria for hedge accounting for currency forward contracts according to IAS 39. Changes in fair value are recognized as financial income or expense through profit or loss. Accumulated amounts in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, e.g. when the forecast interest payment which is hedged takes place.

Hedging of net investments

Hedging of net investments in foreign operations is recognized in the same way as cash flow hedges. The effective part of changes in fair value of the Group’s hedging instruments is recognized in other comprehensive income. The gain or loss attributable to the ineffective part is recognized through profit or loss. Accumulated gains and losses in equity are recognized through profit or loss when foreign operations are disposed of in whole or in part.

Fair value hedges

Certain loans are hedged through currency forward contracts. The Group does not meet the criteria for hedge accounting for currency forward contracts according to IAS 39. Changes in fair value are recognized as financial income or expense through profit or loss.

Inventories

Inventories are carried at the lower of cost (weighted average price) and the net realizable value. Acquisition costs relate to raw materials, direct labor, freight, other direct costs and related indirect production costs. The net realizable value is the estimated selling price in operating activities less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and bank balances and other -current investments with maturities of less than three months. Utilized bank overdrafts are recognized in the balance sheet as borrowings among -current liabilities.

Equity

Transaction costs directly attributable to the issue of new shares or -warrants are recognized, net after tax, in equity as deductions from the issue proceeds.

Taxes

Income taxes comprise current and deferred tax. Income taxes are recognized through profit or loss except when the underlying transaction is recognized directly in equity, in which case the related tax effect is recognized in equity or other comprehensive income. Current tax is tax that will be paid or received for the current year, applying the tax rates enacted or substantially enacted as of the reporting date. This includes adjustment of current tax attributable to prior periods. Deferred tax is recognized in full using the balance sheet liability method on all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the consolidated accounts. Deferred tax is determined using the tax rates and tax rules enacted or substantially enacted by the reporting date and that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets relating to deductible temporary differences and loss carry-forwards are only recognized where it is probable that they will be used and will result in lower future tax payments.

Employee benefits

The Group has various post-employment benefit plans including benefit and defined contribution pension plans and post-employment healthcare benefits.

Pension obligations

A defined contribution plan is a pension plan under which fixed contributions are paid to a separate legal entity. The Group’s obligations are limited to the contributions it has undertaken to pay. The obligations with respect to the contributions for defined contribution plans are recognized as staff costs in profit or loss for the year as they are earned through the employee’s service during the period. Prepaid contributions are recognized as an asset to the extent cash payment or a reduction of future payments will accrue to the Group.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service or salary. The liability recognized on the balance sheet for defined benefit pension plans is the present value of the defined benefit obligation on the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates on first-class corporate bonds, mortgage bonds or government bonds that are issued in the currency in which the benefits will be paid and that have terms to maturity comparable to the terms of the related pension liability. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in other comprehensive income during the period in which they arise. Costs for prior periods of service are recognized immediately through profit or loss.

Healthcare benefits

The Group offers healthcare benefit plans. The accounting method and assumptions resemble those used for defined benefit pension plans. -Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in other comprehensive income during the period in which they arise. The value of these obligations is calculated annually by independent actuaries.

Share-based payment

IFRS 2 distinguishes between payments settled with cash and payments settled with equity instruments. For the Group’s share based compensations that is settled with equity instruments, the cost is determined by the Company’s fulfillment of performance criteria for each program. The cost is recognized in the income statement over the vesting period of 3 years with equity as offsetting entry. The number of shares to be alloted for each program is based on above fulfillment of the performance criteria divided by the volume weighted average share price of Meda’s class A-shares. Social security costs are recognized through profit or loss and are from allotment based on Meda’s class A-shares fair value at each balance date.

Cash-settled warrants give rise to a commitment to the employees which are measured at fair value and recognized as an expense with a corresponding increase in liabilities. Fair value is initially measured on the date of allotment and distributed over the vesting period including social security costs. The fair value of the cash-settled warrants is calculated according to the Black & Scholes model taking into account the terms and conditions for the allotted instruments. The liability is remeasured on each reporting date and when it is settled. All changes in fair value on liabilities are recognized through profit or loss for the year as a staff cost including social security costs.

See Note 8 for information on outstanding incentive programs as of December 31, 2015.

Provisions

A provision is recognized in the balance sheet when the Group has a pre-sent legal or informal obligation resulting from past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

A restructuring provision is recognized when the Group has established a detailed and formal restructuring plan and restructuring has either started or been publically announced. No provisions are made for future operating losses.

The provisions are valued at the present value of the amount expected to be required to settle the obligation. The discount interest rate reflects a current market estimate of the time value of money and the risks associated with the provision. The increase in the provision dependent on the passing of time is recognized as interest expense.

Income statement classified according to function

Meda’s income statement is classified according to function and consist of the following cost functions:

Cost of sales

Costs directly attributable to purchase and manufacture of products sold during the period.

Selling expenses

Costs directly attributable to sales such as marketing expenses.

Medicine and business development expenses

Costs related to development, registration, pharmacovigilance, quality and business related development of recent and future product portfolio. This include amortizations on product rights.

Administrative expenses

Costs for administration not attributable to above functions.

Revenue recognition

Revenue consists of the fair value of goods and services sold excluding -value-added tax and discounts, and after eliminating sales within the Group. Revenue is recognized as:

Goods sold and contract manufacturing

Goods sold and contract manufacturing are recognized as revenue when a Group company has delivered products to a customer, the customer has accepted the products, and payment of the related receivable is reasonably assured. Revenue is adjusted for the value of expected returns which is based upon the historical rate of returns.

Royalty income

Income from royalties is accrued as prescribed in the relevant agreement.

Services sold and other income

Services sold are recognized as revenue in the accounting period in which the services are rendered.

Interest income

Interest income is recognized as interest income on a time-proportion basis using the effective interest method.

Leases

Leases in which the risks and rewards associated with ownership are essentially transferred to the Group are classified as finance leases. When the leased asset is initially recognized, it is measured at the fair value or present value, whichever is lowest, of the minimum lease payments. The asset is thereafter recognized according to the accounting principles that apply for the asset. The depreciation period may not, however, exceed the lease term.

All other leases are operating leases and, accordingly, the leased asset is not recognized in the balance sheet. Costs associated with operating leases are recognized through profit or loss on a straight-line basis over the lease term. Discounts received are recognized as a portion of the total lease cost over the lease term.

Dividends

Dividends to the parent company’s shareholders are recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the parent company’s shareholders.

Earnings per share

Calculation of earnings per share is based on consolidated profit for the year attributable to parent company shareholders, divided by the weighted average number of outstanding ordinary shares during the year. When calculating diluted earnings per share, the average number of outstanding ordinary shares is adjusted where appropriate to take into account the effects of diluting potential ordinary shares. There were no potential diluted ordinary shares in 2015. The dilutive effect of potential ordinary shares is only recognized if a conversion to ordinary shares would lead to a reduction in diluted earnings per share. Further information is provided in Note 14.

Other information

The financial statements are reported in SEK million unless otherwise stated. Some tables may not add up because figures were rounded off.

Note 2 Financial risks

The Group is exposed to various financial risks through its operations. Meda’s management of these risks is centralized to the Group’s internal bank and is regulated in the Group’s financial policy. The objective is to identify, quantify, and keep risks of adverse impact on the Group’s income statements, balance sheets, and cash flows at suitable levels.

Currency risk

Transaction exposure

Transaction exposure is the risk of impact on the Group’s net income and cash flow due to change in the value of commercial flows in foreign currencies in conjunction with exchange rate fluctuations. Meda has sales through its own sales organizations in more than 60 countries. Sales to other -countries occur as exports in both the customers’ local currency and other currencies such as EUR and USD. Purchases are mainly made in EUR, SEK and USD. The Group is continually exposed to transaction risk. This exposure is however limited to a few units, and the exposure that rises in trade receivables and trade payables denominated in foreign currency is continuously hedged. On December 31, 2015, currency derivatives that hedged transaction exposure had a net fair value of SEK 36 million (13; 11). Hedge accounting is not applicable to these transactions, which means that changes of the fair value are carried to the income statement.

Translation exposure – balance sheet

Most of the Group’s operations are conducted in subsidiaries outside Sweden in functional currencies other than SEK. Translation exposure arises in the Group for net investments in foreign operations. Meda’s translation exposure is for the most part in EUR, but also in USD. The Group hedges risk partially by taking external loans and contracting for currency swaps in the respective currency. Hedge accounting in accordance with IAS 39 is applied for these hedging transactions. Translation differences recognized in other comprehensive income in 2015 that relate to net investments in foreign operations amounted to SEK –376 million (2,118; 510), and translation differences from hedging instruments for net investments amounted to SEK 308 million (–1,014; –277) after tax.

Translation exposure – income statement

Group sales are generated principally in currencies other than SEK. Changes in exchange rates therefore have a significant effect on the consolidated income statement since consolidation of the foreign subsidiaries’ income statements is in SEK. As the subsidiaries mainly operate in local currencies, these exposures are not hedged. Thus, fluctuations in exchange rates have no significant impact on competition or margins.

The next table shows the annual theoretical translation effect on Meda’s net sales and profit before tax. Calculated effects are based on recognized figures for 2015 excluding restructuring costs and other itmes affecting comparability. The 2015 average exchange rates were 9.35346 for EUR/SEK and 8.43026 for USD/SEK.

Parameter	Change, %	Effect on net sales, SEK m	Effect on profit after tax, SEK m
On December 31, 2015
EUR/SEK	+/–1	+/–98	+/–31
USD/SEK	+/–1	+/–36	+/–4
Other currencies/SEK	+/–1	+/–49	+/–1

On December 31, 2014
EUR/SEK	+/–1	+/–84	+/–15
USD/SEK	+/–1	+/–24	+/–1
Other currencies/SEK	+/–1	+/–31	+/–1

On December 31, 2013
EUR/SEK	+/–1	+/–69	+/–11
USD/SEK	+/–1	+/–23	+/–1
Other currencies/SEK	+/–1	+/–26	+/–1

Undiscounted financial liabilities

On December 31, 2015 SEK million	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	> 5 years from the reporting date
Borrowings	2,891	3,130	7,540	9,769	3,746	—
Unconditional deferred payment	—	2,458	—	—	—	—
Derivatives	40	8	—	—	—	—
Trade payables	1,696	—	—	—	—	—
Other liabilities	80	—	—	—	—	—
Accrued expenses	907	—	—	—	—	—

On December 31, 2014 SEK million	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	> 5 years from the reporting date
Borrowings	1,967	1,949	2,610	7,275	12,620	6,195
Unconditional deferred payment	—	—	2,583	—	—	—
Derivatives	21	4	—	—	—	—
Trade payables	1,542	—	—	—	—	—
Other liabilities	257	—	—	—	—	—
Accrued expenses	981	—	—	—	—	—

On December 31, 2013 SEK million	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	> 5 years from the reporting date
Borrowings	6,652	3,955	4,034	—	—	—
Derivatives	19	18	4	—	—	—
Trade payables	883	—	—	—	—	—
Other liabilities	68	—	—	—	—	—
Accrued expenses	751	—	—	—	—	—

The Group’s financial derivatives, which will be settled gross, comprised various currency forward contracts on the reporting date (see also Note 22). On the reporting date, the contractually agreed undiscounted cash flows from these instruments, maturing within 12 months, stood at SEK –23,835 million and SEK 23,895 million respectively (SEK –23,907 million and SEK 23,792 million respectively; SEK –18,494 million and SEK 18,429 million respectively).

Interest rate risk

Interest risk refers to the risk that changes in general interest rates may have an adverse effect on the Group’s net income. The time taken for interest rate fluctuations to affect profit/loss depends on the fixed interest period for the loan. As per Group policy, the loan portfolio’s fixed interest period should be 3 -15 months on average. On December 31, 2015, the average period was 5.5 months.

Meda uses interest rate swaps to extend/shorten the period of fixed interest on underlying loans. As per Group policy, the duration of an interest rate swap may not exceed five years. Hedge accounting is applied to these transactions, and fair value is charged to other comprehensive income. In 2015, interest rate swaps had an impact on other comprehensive income of SEK –1 million (9; 17) from cash flow hedging after tax. The fair value included in the consolidated balance sheet for interest rate swaps as of December 31, 2015 was a net amount of SEK –23 million (–22; –33).

On December 31, 2015, Group borrowings of SEK 24,862 million were mainly distributed as follow: EUR 1,614 million (SEK 14,834 million), USD 610 million (SEK 5,149 million), and SEK 4,879 million. The average interest rate including credit margins on December 31, 2015 was 2.5% (3.6; 2.8). Interest expense for 2016 for this loan portfolio at unchanged interest rates would thus amount to approximately SEK 600 million. If interest rates change instantaneously +/– 1 percentage point, Meda’s net income would change by +/– SEK 168 million (135; 119) on an annual basis, taking into account the loan amounts and fixed interest rates that existed on December 31, 2015. Further information can be found in Note 25.

Refinancing risk

Refinancing risk is the risk that the refinancing of a maturing loan is not feasible, and the risk that refinancing must be done during unfavorable market conditions at unfavorable interest rates. Meda seeks to limit refinancing risk by spreading the maturity structure of the loan portfolio over time and spreading financing over several counterparties. On December 31, 2015, Meda had SEK 28,000 million (33,000; 23,000) in available credit facilities. The basis of the Group’s debt financing is syndicated bank loans of SEK 25,000 million with nine Swedish and foreign banks. This financing is augmented with borrowing via a Swedish MTN program with an upper limit of SEK 7,000 million, a Swedish commercial paper program with an upper limit of SEK 4,000 million, and a bilateral bank loan of SEK 2,000 million.

Confirmed credit facilities were as follow on December 31, 2015:

•	Bond loan of SEK 400 million maturing in April 2016

•	Bilateral bank loan of SEK 2,000 million maturing in October 2017

•	Bond loan of SEK 600 million maturing in April 2018

•	Bond loan of SEK 750 million maturing in April 2019

•	Credit facility with nine banks amounting to SEK 25,000 million -maturing 2016–2020

•	Term loan of SEK 6,063 million maturing in December 2018

•	Revolving loan of SEK 12,500 million maturing in December 2019

•	Term loan of SEK 6,151 million maturing in December 2020 (amortization of SEK 2,578 million)

The syndicated credit facilities are available provided that Meda meets certain key financial ratios concerning net debt in relation to EBITDA and interest coverage ratio. Meda has met its key financial ratios for 2015.

Liquidity risk

The Group’s current liquidity is covered by a retained liquidity reserve (cash and bank balances, current investments and the unused portion of confirmed credit facilities) that in the long-term shall be at least 5% of the Group’s annual sales. On December 31, 2015, the liquidity reserve was SEK 6,839 million, corresponding to 35% of net sales. The table on pages F-18 and F-19 shows the contractually agreed undiscounted cash flows from the Group’s financial liabilities and net settled derivatives that constitute financial liabilities classified by the time that, on the closing date, remained until the contractually agreed maturity date. For derivatives with a variable interest rate, the variable rate that applied to each derivative on December 31, 2015 was used for the entire period to maturity.

Credit risk

The Group’s financial transactions lead to credit risks in relation to financial counterparties. According to Meda’s financial policy, financial transactions may only be conducted with the Group’s financing banks, or banks with a high official rating corresponding to Standard & Poor’s long-term A-rating or better. Investments in cash and cash equivalents can only be made in -government securities or with banks that have a high official rating.

Credit risk exists in the Group’s cash and cash equivalents, derivatives, and cash balances with banks and financial institutions and in relation to distributors and wholesalers, including outstanding receivables and -committed transactions.

Meda’s sales are mainly to large, established distributors and whole-salers with robust financial strength in each country. Since sales occur in several countries and to many different customers, the Group has good risk distribution. Meda monitors granted credits on a continuous basis.

Group assets that entail credit risk are reported in Note 21, 22 and 23.

Capital risk

The goal of the capital structure is to secure the Group’s ability to -continue its operations with the aim of generating return to shareholders and benefit for other stakeholders. The goal is also to keep the costs of capital low, through an optimal capital structure and by that strengthen Meda’s ability to meet its key financial ratios. Capital in the Meda Group is judged on the basis of the Group’s equity/assets ratio. The Group’s long-term goal is an equity/assets ratio of 30%. New shares may be issued to maintain the capital structure in conjunction with major acquisitions.

SEK million	2015	2014	2013
Equity	20,956	20,680	15,211
Total assets	60,846	65,112	36,293
Equity/assets ratio, %	34.4	31.8	41.9

Note 3 Important estimates and assessments for accounting purposes

Preparation of the financial statements in accordance with IFRS requires management to make assessments, estimates and assumptions which affect the reported assets and liabilities and other information disclosed in the closing accounts as well as the income and expenses reported during the period. Estimates, assessments and assumptions are evaluated continually and are based on past experience and other factors, including expectations of future events that are deemed reasonable under prevailing conditions. The actual outcome may differ from these assessments, estimates and assumptions. Below is a description of the most important accounting policies applied based on assessments and the most important sources of uncertainty in estimates what may have an impact on the Group’s reported results and position in future financial years.

Assessments in the application of accounting policies

Acquisitions

When making acquisitions, the Group, based on IFRS 3 Business Combinations, makes assessments as to whether the transaction is a business combination or an acquisition of assets. When a transaction is regarded as a business combination, all identifiable assets and liabilities in the acquired company are identified and valued at fair value. When the fair value cannot be reliably measured, the value is included in goodwill. When a transaction is regarded as an acquisition of assets, the individually identifiable assets and assumed liabilities are identified and recognized. The cost of acquisition is allocated to the individual assets and liabilities based on their relative fair values on the acquisition date. An acquisition of assets does not give rise to goodwill.

Legal proceedings

Meda is involved in legal proceedings typical for the business from time to time. Meda recognizes a liability when an obligation exists and the recognition criteria for provision according to IFRS are met. The Group reviews outstanding legal cases regularly in order to assess the need for provisions in the financial statements. These reviews consider the factors of the specific case by internal legal counsel and through the use of outside legal counsel and advisors when necessary. To the extent that Group management’s assessment of the factors considered are not reflected in subsequent developments, the financial statements could be affected. As of December 31, 2015, provisions for legal disputes amounted to SEK 254 (73; 66) million, see Note 28. See Note 29 for a description of legal proceedings that Meda is part of and for which the recognition criteria for provisions according to IFRS are not met.

Important sources of uncertainty in estimates

Impairment testing of goodwill

The Group conducts regular impairment testing of goodwill, as per the principle described in Note 1. Recoverable amounts for cash-generating units were established through measurement of their value in use. Certain estimates must be made in order to arrive at these measurements as explained in Note 16.

Product rights

The value of product rights is measured based on certain assumptions. These assumptions relate to forecasts of future sales revenue, contribution margins and expenses for each product. Assumptions are also made on discount rates, product life and royalty rates. The Group’s maximum period of amortization of product rights is 25 years. A need to re-assess the valuation of product rights cannot be ruled out and this may have a major impact on the Group’s financial situation and earnings. The Group conducts regular goodwill impairment tests, as described in Note 1. On December 31, 2015, the value of product rights totaled SEK 21,869 million.

Pension and similar obligations

Provisions and costs for post-employment benefits, mainly pensions and healthcare benefits, are based on the assumptions made when the amounts are calculated. Special assumptions and actuarial measurements are made based on estimates of discount rates, healthcare cost trends, inflation, salary increase trends, staff turnover, mortality and other factors. Each change in these assumptions will impact the carrying amounts of the obligations. The discount rate for each country is established on the basis of the market rate of first-class corporate bonds and takes into account the estimated time to maturity of each obligation. In countries where there is no functioning market for such bonds, the market rate for government bonds or mortgage bonds is used.

In Sweden, the Group has used Swedish mortgage bonds to establish the Swedish discount rate. The Swedish mortgage bond market is considered to be first-class (AAA or AA) and liquid, therefore meeting the requirements stipulated in IAS 19. In Germany, the US and the UK, the Group uses first-class corporate bonds to establish the discount rate.

Inflation assumptions are based on analyzing external market indicators. Assumptions on salary increase trends reflect expected payroll expense trends. Staff turnover reflects the average long-term staff turn-over within Meda. Mortality is primarily based on official mortality statistics. The Group reviews actuarial assumptions annually and adjusts them when appropriate. As of December 31, 2015, provisions for pensions amounted to SEK 2,273 million, and assets of SEK 18 million were recognized. Provisions for healthcare benefits amounted to SEK 94 million. For further information on expenses and assumptions for post-employment benefits, see Note 26 and 28.

Taxes

In the preparation of the financial statements, Meda estimates the income taxes in each of the tax jurisdictions where the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is estimated to be utilized in the various tax jurisdictions. Changes in assumptions in the projection of future taxable income as well as changes in tax rates could result in significant differences in the valuation of deferred taxes. As of December 31, 2015, Meda recognized deferred tax assets of SEK 1,812 (1,640; 918) million and deferred tax liabilities of SEK 4,708 (5,278; 2,211) million. For further information on deferred taxes, see Note 17.

Note 4 Segment information

Group management assesses operations from a geographic perspective. Earnings per geographic area are assessed on the basis of EBITDA (earnings before interest, taxes, depreciation, and amortization). On December 31, 2015, the Group was organized in three geographic areas: Western Europe, US and Emerging Markets.

2015 SEK million	Western Europe	US	Emerging Markets	Other Sales	Total
Segment’s sales	13,612	3,421	3,739	421	21,193
Sales between segments	–1,399	–67	–79	—	–1,545
External net sales	12,213	3,354	3,660	421	19,648
EBITDA	4,247	1,432	1,281	–957	6,003
Depreciation and amortization					–3,284
Finance income					37
Finance costs					–1,452
Profit after financial items					1,304

2014 SEK million	Western Europe	US	Emerging Markets	Other Sales	Total
Segment’s sales	11,214	2,636	2,370	235	16,455
Sales between segments	–1,009	–94	—	—	–1,103
External net sales	10,205	2,542	2,370	235	15,352
EBITDA	3,327	972	663	–972	3,990
Depreciation and amortization					–2,503
Finance income					8
Finance costs					–913
Profit after financial items					582

2013 SEK million	Western Europe	US	Emerging Markets	Other Sales	Total
Segment’s sales	9,347	2,481	1,951	202	13,981
Sales between segments	–840	–27	—	—	–867
External net sales	8,507	2,454	1,951	202	13,114
EBITDA	3,078	872	504	–720	3,734
Depreciation and amortization					–2,186
Finance income					22
Finance costs					–567
Profit after financial items					1,003

The company is based in Sweden. Geographic breakdown of total non-current assets other than financial instruments and deferred tax assets is shown in the table below.

	Net sales			Non-current assets
SEK million	2015	2014	2013	2015	2014	2013
Western Europe1)	12,213	10,205	8,507	28,821	31,599	15,606
US2)	3,354	2,542	2,454	10,066	10,302	9,592
Emerging Markets	3,660	2,370	1,951	10,010	10,533	5,202
Other Sales	421	235	202	169	167	120

Total	19,648	15,352	13,114	49,066	52,601	30,520

1) whereof in Sweden				8,818	9,667	10,925
2) whereof in the US				10,066	10,302	9,592

A breakdown of goodwill is found in Note 16.

Revenues from external customers in Germany amount to SEK 2,053 million (1,507; 1,374), France SEK 1,594 million (1,415; 1,282), Sweden SEK 1,427 million (1,409; 1,310) and Italy SEK 1,809 million (1,407; 755). Total revenues from external -customers in other countries amount to SEK 12,765 million (9,614; 8,393).

A breakdown of net sales by income type is found in Note 5.

Geographic areas

Western Europe includes western Europe excluding the Baltics, Poland, Czech Republic, Slovakia and Hungary. The US comprises the US and Canada, and Emerging Markets includes eastern Europe including the Baltics, Poland, Czech Republic, Slovakia, Hungary, Turkey, the Middle East, Mexico and other non-European markets. Other Sales concern revenues from contract manufacturing, parts of royalty and other income.

Note 5 Net sales disclosed by type

SEK million	2015	2014	2013
Goods sold	19,037	14,796	12,553
Royalties	435	361	331
Revenue from contract manufacturing	133	145	173
Other	43	50	57

Total	19,648	15,352	13,114

Note 6 Expenses by type

SEK million	2015	2014	2013
Changes in stock of finished goods and work in progress	264	172	82
Raw materials and consumables	2,315	1,900	1,457
Goods for resale	3,063	2,376	2,205
Staff costs	3,154	2,494	1,944
Depreciation and amortization	3,285	2,503	2,159
Other expenses	4,870	4,462	3,719

Total cost of sales, selling expenses, -medicine and business development expenses, and administrative expenses	16,951	13,907	11,566

Note 7 Personnel, number of employees

	20151)2)		20143)4)		20135)6)
	Average no. of employees7)		Average no. of employees7)		Average no. of employees7)
	Women	Men	Women	Men	Women	Men
Germany	411	482	399	354	344	316
France	304	198	258	174	227	171
US	251	243	290	256	306	277
Italy	229	165	119	67	60	34
China	118	105	56	59	36	51
Ireland	59	124	22	35	5	10
Russia	122	41	123	43	100	36
Spain	79	55	81	63	58	28
Sweden	72	40	74	36	73	37
Turkey	16	85	23	124	25	126
Thailand	66	21	18	4	—	—
UK	42	37	45	31	38	38
Portugal	40	33	33	29	21	16
Belgium	39	25	30	26	29	27
Mexico	31	32	26	32	27	30
United Arab Emirates	16	41	14	33	12	32
Egypt	2	47	—	—	—	—
Netherlands	28	15	28	15	24	18
Poland	19	24	22	20	25	19
Austria	22	20	21	22	15	21
Balkans	24	18	29	14	25	17
Ukraine	27	11	32	18	31	18
India	4	28	1	3	—	—
Denmark	27	3	24	4	25	5
Finland	16	9	15	9	16	14
South Africa	16	8	18	6	13	6
Switzerland	17	7	16	7	14	6
Norway	14	9	14	8	9	12
CIS	15	6	18	8	18	10
Greece	6	15	5	15	9	11
Baltics	18	2	18	1	19	2
Australia	14	5	15	5	3	2
Brazil	8	10	7	3	4	1
Czech Republic	11	6	10	5	9	6
Slovakia	11	6	9	7	9	7
Hungary	11	4	12	4	11	4
Belarus	10	4	8	4	9	4
Luxembourg	5	—	3	1	3	1
Hong Kong	1	3	—	1	—	—
Canada	1	—	1	—	1	—
	2,222	1,987	1,937	1,545	1,653	1,413

Total	4,209		3,482		3,066

1)	Full-time equivalents (FTE) on December 31, 2015 were 4,518, whereof 453 contractors.
2)	Headcount on December 31, 2015 was 4,617, whereof 461 contractors.
3)	FTEs on December 31, 2014 were 5,083, whereof 511 contractors.

4)	Headcount on December 31, 2014 was 5,202, whereof 527 contractors.
5)	FTEs on December 31, 2013 were 3,226, whereof 164 contractors.
6)	Headcount on December 31, 2013 was 3,326, whereof 173 contractors.
7)	Refers to FTEs.

Gender distribution in Meda management

	2015		2014		2013
	Women	Men	Women	Men	Women	Men
Boards1)	12	179	10	176	10	92
CEO and other senior executives2)	10	42	8	36	7	30

Total	22	221	18	212	17	122

1)	Boards of the Group’s operating companies.
2)	Group management and regional and country/national management.

Note 8 Salaries, other remuneration, and social security costs

Remuneration to the board of directors and senior executives

Board of directors

The chairman and directors of the board fees are paid as resolved by the annual general meeting (AGM). The CEO does not receive a director’s fee. Pursuant to these decisions, directors’ fees for the period until the next AGM SEK 4,750,000, of which SEK 900,000 is for the chairman’s fee and SEK 650,000 is for the vice chairman’s fee. The remaining amount is divided so that each non-executive director receives SEK 400,000. In addition to these amounts, according to the 2015 AGM decision, a fee totaling SEK 400,000 is paid for serving on the board’s audit committee or remuneration committee. The table on page F-19 shows remuneration to the Board of Directors for 2015.

Senior executives

Since the 2015 AGM, the following guidelines for remuneration to senior executives, as determined by the AGM, have been applied:

The board’s proposal for guidelines for remuneration to senior executives is to reflect Meda’s need to recruit and motivate qualified employees through a compensation package that is competitive in the various countries. Executive management comprises the CEO and the senior executives who represent the executive functions that report directly to the CEO.

The principles for remuneration and other employment terms are based on previously made contracts between Meda and its senior executives. These principles entail the following:

(i)	Meda shall seek to offer its senior executives market based -remuneration;

(ii)	Remuneration criteria shall be based on the significance of their -responsibilities, skills requirements, experience, and performance; and

(iii)	Remuneration is to consist of the following components:

•	Fixed basic salary

•	Short-term variable pay

•	Long-term variable pay

•	Pension benefits

•	Other benefits and severance terms

Distribution between basic salary and variable pay must be in proportion to the executive’s levels of responsibility and authority. Short-term variable pay is performance based partly on Group profit and partly on individual qualitative parameters. The variable pay ceiling is 80% of fixed basic salary for the CEO and 50% of fixed basic salary for other senior executives. Long-term variable pay consists of share related incentive programs. Pension benefits shall reflect current common market terms. Pension based salary is made up of basic salary and variable salary. Other benefits primarily consist of leasing cars. Other benefits may also include commonly accepted benefits in conjunction with employment or the move abroad of the senior executive. Such benefits may include temporary housing, education fees, moving expenses, tax filing assistance and similar benefits.

Fixed salary during the period of notice for termination and severance pay shall together not exceed an amount equivalent to two years of fixed salary.

Remuneration to CEO

The CEO’s remuneration consisted of basic salary of SEK 12.5 million and variable pay of SEK 17 million, which includes remuneration related to the Group’s long-term performance based incentive programs in the amount of SEK 2.0 million. Other benefits amounted to SEK 0.4 million. Pension costs amounted to SEK 7.4 million. The CEO chose during the year to convert pension benefits of SEK 3.0 million to salary. The CEO has a premium based pension plan equal to 35% of fixed salary and variable pay. The pension commitment to the CEO is secured through the purchase of endowment insurance pledged to the benefit of the CEO. In his previous role as COO, the CEO is covered by a defined benefit pension plan for which the pension commitment at the end of the year amounted to SEK 45 million. No further provision is done to the defined benefit plan since the end of 2013.

If the CEO resigns or his employment contract is terminated, a mutual period of notice of 12 months applies. If the company terminates the employment contract, fixed and variable remuneration is payable during the period of notice as well as severance pay equal one time the annual base salary and one time the annual full bonus. Upon closing of a change of control defined as shareholding by one owner of more than 50% (i) each party must observe a notice period of 24 months which will be reduced pro rata, per each month, during 12 months after closing, until the mutual notice period is yet again 12 months and (ii) the CEO will receive a payment of two times the annual base salary and two times the annual full bonus. Upon termination, initiated by either party within 3 months from a change of control the CEO will receive an additional payment equal to two times the annual full bonus payable three months after closing of the change of control. All such payments will be made together with additional pension contribution of 35%. The CEO’s total severance payment should not exceed two times the annual base salary and four times the annual full bonus payment and respective pension.

The CEO’s employment terms are determined by the board of directors.

Executive vice presidents (EVP)

At year end, Meda’s executive management consisted of eight EVPs, in addition to the CEO. Salary and other remuneration are shown on the next table. All EVPs are covered by the company’s long-term performance based incentive programs.

EVPs employed in Sweden are covered by a premium based supplementary pension plan. The plan entitles the individuals concerned to a supplement to the pension benefits based on the ITP plan. The premium paid is based upon the individual’s pensionable salary (defined as fixed monthly salary including annual leave supplement). The premium is calculated at 30 percent of pensionable salary in excess of 30 income base amounts. The pension commitment for these individuals is secured through the purchase of endowment insurance pledged to the benefit of the employee.

Four EVPs who are not Swedish citizens are covered by a defined benefit pension plan. The pension commitment for these individuals amounted to SEK 51 million at the end of the year. Other EVPs who are not Swedish -citizens are covered by defined contribution pension plans to which -provisions are made to a maximum of 18% of fixed salary.

Total salaries, social security costs and pensions

	2015
SEK million	Salaries and other - remuneration	Social security costs	Of which pension costs
	2,521	690	177
Pension costs
– Defined contribution plans			80
– Defined benefit plans			93
– Defined benefit post-employment healthcare plans			4

Total			177

	2014
SEK million	Salaries and other - remuneration	Social security costs	Of which pension costs
	2,020	525	146
Pension costs
– Defined contribution plans			74
– Defined benefit plans			69
– Defined benefit post-employment healthcare plans			3

Total			146

	2013
SEK million	Salaries and other - remuneration	Social security costs	Of which pension costs
	1,541	446	129
Pension costs
– Defined contribution plans			61
– Defined benefit plans			65
– Defined benefit post-employment healthcare plans			3

Total			129

Salaries and other remuneration

	2015
SEK million	Salary/board fee	Of which - variable pay	Pension costs	Average no. of people
Board, CEO and other -executives1)	153	60	17	61
Other employees	2,368	274	160	4,157

Total	2,521	334	177	4,218

	2014
SEK million	Salary/board fee	Of which - variable pay	Pension costs	Average no. of people
Board, CEO and other - executives1)	116	29	10	57
Other employees	1,904	222	136	3,433

Total	2,020	251	146	3,490

	2013
SEK million	Salary/board fee	Of which - variable pay	Pension costs	Average no. of people
Board, CEO and other - executives1)	113	39	7	44
Other employees	1,428	180	122	3,029

Total	1,541	219	129	3,073

1)	Board of the parent company, Group management, and regional and country/national management.

Basic salary during the period of notice for termination and severance pay shall together not exceed an amount equivalent to two years´ fixed and variable remuneration.

Against the background of a possible change of control, the EVPs participate in a retention program for 2016 which entitles them to receive an additional payment of 18 month base salary in case of completion or of 6 month base salary in case of no completion of a change of control in the year 2016.

Long-term variable pay

Long-term performance based incentive programs (LTI-programs)

As of December 31, 2015, Meda has two outstanding LTI-programs approved by the AGM in 2014 and 2015. The programs cover senior -executives and other key employees of the Group. The participants are divided into four groups: the CEO, the EVPs, and two additional groups consisting of country managers and other senior executives. The participants are given the opportunity to earn allotments of Class A shares in Meda at no cost. The board of directors believes it is advantageous to Meda when key individuals in the Group have a long-term interest in ensuring the good value performance of the company’s stock. The program is also intended to increase the Group’s attractiveness as an employer in the global market and promote the ability to recruit and retain key individuals.

Each program will run for three years and shares may be transferred in 2017 and 2018 provided that the individual is employed by the Group for an indefinite term at the transfer date. Exemptions from the requirement may be permitted in individual cases, such as the participant’s death, disability, retirement, or sale of the unit by which the participant is employed. In order to set the participants’ interest on par with those of shareholders, the participants shall be paid compensation equivalent to the dividends paid during the three year vesting period up to the date of transfer. Compensation will be paid only for dividends whose distribution was decided after the allotment date.

As of December 31, 2015, the programs cover, LTI 2014, 83 persons and, LTI 2015, 98 persons. The allotment of shares according to the programs is determined based on the participant’s position according to the four groups mentioned and the outcome of three performance criteria regarding 1) net sales, 2) EBITDA margin, and 3) cash flow. Each performance criterion has been divided into three levels for a total of nine equally weighted levels corresponding to 11.1% per level. The performance criteria have been adjusted for restructuring costs and other items affecting comparability. The outcome for each program is presented in the following table.

Performance criteria	LTI 2015—level	LTI 2014—level
Net sales	2	2
EBITDA-margin	3	2
Cash flow	3	1
Outcome performance criteria (%)	88.8%	55.5%

The number of shares to be allotted to the participants of the LTI 2014 as of December 31, 2015 is presented in the following table. The number of shares to be allotted to the participants of the LTI 2015 will be based on the market value of the share and determined when the annual report has been adopted by the board of directors and signed by the auditor.

Alloted shares	LTI 2014
Value of shares at allotment (SEK million)1)	48
Number of shares at allotment2)	350,665
Additional shares due to dividend compensation	6,844
Number of forfeited shares during the period	–19,388

Total allotted shares as of December 31, 2015	338,121

1)	The value of allotted shares at allotment have been calculated as the volume weighted average share price of Meda’s class A-shares at Nasdaq Stockholm during ten trading days for the period March 13, 2015 to March 26, 2015. The program fully compensates for dividends.
2)	The number of shares is based on a price per share of SEK 136.98.

Cost

The total cost of the programs, which is allocated across their duration, is SEK 129 million excluding social security contributions. In 2015, the programs resulted in a cost recognized in the income statement of SEK 28 million excluding social security contributions of SEK 2 million. The total reserve for social security contributions in the balance sheet amounts to SEK 4 million.

Deliver of shares

The AGM has passed a resolution allowing the company to meet its obligations to deliver shares under the programs by entering into an equity swap agreement or other comparable agreement with a third party.

Incentive program in the US

The long-term incentive program that was introduced in 2008 for employees in the US, and adjusted in 2011, expired on December 31, 2015. The incentive program closed at the end of 2011 and included synthetic options. The premium for the options is USD 0, and the redemption price per option is 100% of the average price paid for the Meda share in January 2011. The total cost recognized in the income statement is SEK 0 million (7; 1).

Preparation and decision process

Issues concerning remuneration to Group management are dealt with by the remuneration committee in preparation for decisions by the board of directors.

Remuneration and benefits to board and senior executives

2015 SEK million	Fixed basic salary/board fee	Variable pay	Performance share - programme	Pension	Other - benefits	Total
CEO, Jörg-Thomas Dierks1)	12.5	15.0	2.0	7.4	0.4	37.3
Board chairman, Martin Svalstedt2)	1.0	—	—	—	—	1.0
Vice chairman, Luca Rovati2)	0.5	—	—	—	—	0.5
Board member, Peter Claesson2)	0.4	—	—	—	—	0.4
Board member, Marianne Hamilton2)3)4)	0.1	—	—	—	—	0.1
Board member, Tuve Johannesson2)3)	0.2	—	—	—	—	0.2
Board member, Kimberly Lein-Mathisen5)	0.3	—	—	—	—	0.3
Board member, Guido Oelkers2)	0.4	—	—	—	—	0.4
Board member, Karen Sörensen4)	0.4	—	—	—	—	0.4
Board member, Lillie Li Valeur5)	0.3	—	—	—	—	0.3
Board member, Peter von Ehrenheim2)4)	0.4	—	—	—	—	0.4
Board member, Lars Westerberg2)4)	0.5	—	—	—	—	0.5
Other senior executives (8 persons)	18.2	13.4	7.1	4.2	0.9	43.8

Total	35.2	28.4	9.1	11.6	1.3	85.6

2014 SEK million	Fixed basic salary/board fee	Variable pay	Performance share - programme	Pension	Other - benefits	Total
CEO, Jörg-Thomas Dierks1)	10.0	7.0	0.6	6.1	0.4	24.1
Board chairman, Martin Svalstedt2)6)	0.6	—	—	—	—	0.6
Board chairman, Bert-Åke Eriksson7)	0.3	—	—	—	—	0.3
Vice chairman, Luca Rovati8)	0.2	—	—	—	—	0.2
Board member, Peter Claesson2)	0.4	—	—	—	—	0.4
Board member, Marianne Hamilton2)4)	0.4	—	—	—	—	0.4
Board member, Peter von Ehrenheim4)	0.4	—	—	—	—	0.4
Board member, Tuve Johannesson2)	0.5	—	—	—	—	0.5
Board member, Guido Oelkers6)	0.3	—	—	—	—	0.3
Board member, Lars Westerberg2)4)	0.4	—	—	—	—	0.4
Board member, Karen Sörensen4)	0.4	—	—	—	—	0.4
Other senior executives (8 persons)	14.9	7.0	1.9	3.8	0.9	28.5

Total	28.8	14.0	2.5	9.9	1.3	56.5

2013 SEK million	Fixed basic salary/board fee	Variable pay	Performance share - programme	Pension	Other - benefits	Total
CEO, Jörg-Thomas Dierks9)	1.0	1.1	—	0.7	0.1	2.9
Former CEO, Anders Lönner10)	14.3	15.0	—	11.2	0.3	40.8
Board chairman, Bert-Åke Eriksson2)	0.8	—	—	—	—	0.8
Board member, Peter Claesson2)	0.4	—	—	—	—	0.4
Board member, Marianne Hamilton2)4)	0.4	—	—	—	—	0.4
Board member, Peter von Ehrenheim4)	0.3	—	—	—	—	0.3
Board member, Tuve Johannesson2)	0.5	—	—	—	—	0.5
Board member, Lars Westerberg2)4)	0.3	—	—	—	—	0.3
Board member, Karin Sörensen4)	0.2	—	—	—	—	0.2
Other senior executives (12 persons)11)	11.0	4.6	—	3.8	1.0	20.4

Total	29.2	20.7	—	15.7	1.4	67.0

1)	CEO has during the year, in accordance with the employment contract, decided to convert pension of SEK 3 million (2.5) to salary.
2)	Including received compensation for work in the Board committee.
3)	Relates to the period January 2015—May 2015.
4)	In addition to this an amount of SEK 0.3 million (0.4; 0.3) corresponding social cost for the part of the invoiced fee.
5)	Relates to the period May 2015—December 2015.
6)	Relates to the period May 2014—December 2014.
7)	Relates to the period January 2014—May 2014.
8)	Relates to the period November 6 2014—December 2014.
9)	Relates to the period October 2013—December 2013.
10)	Former CEO, Anders Lönner used his right to convert his pension benefit into salary, as per his employment contract.
11)	Other executives includes Jörg-Thomas Dierks for the period, January 2013—September 2013.

Note 9 Fees and remuneration to auditors

The table shows the financial year’s expensed auditing fees and expensed fees for other assignments that the Group’s auditors performed.

SEK million	2015	2014		2013
Audit assignment
PwC1)	14	13		10
Other2)	—	3		—
Tax consulting
PwC	2	1		1
Other2)	—	0		0
Other services
PwC	7	12	3)	—
Other2)	—	0		—

Total	23	29		11

1)	Auditing fees refer to the statutory audit, i.e. work necessary to issue the auditor’s report and audit advice given in connection with the audit assignment. Fees for auditing services other than regular auditing assignments amount to SEK 1 million (3; 0).
2)	Auditing fees, tax consulting and other service to other auditors for 2014 refer to statutory audit and consulting fees for acquired Rottapharm entities.
3)	Fees for work performed by PwC firms globally, and invoiced to the parent company Meda AB.

Note 10 Operating leases

SEK million	2015	2014	2013
Leasing expensed during the financial year	249	238	166

The nominal value of future minimum lease -payments regarding non-cancelable leases is distributed as follows:
Payable within 1 year	215	209	122
Payable within 1–5 years	467	387	202
Payable after 5 years	58	13	7

Total	740	609	331

The largest portion of the lease payments is for rent of premises and cars for sales representatives. The Group’s largest lease contracts are in Germany, Italy, US, France, UK and Sweden. An operating lease covering office rent in Bad Homburg, Germany expires in 2019. Lease contracts for office premises in Monza, Italy and factory premises in Confienza, Italy expire in 2020. In the US, the lease for offices runs through 2021. In 2015, Meda signed a new office lease in France which runs from July 1, 2016 to July 1, 2022. In the UK, Meda has leases for offices running until 2018. A new office lease in Sweden was signed during the year and it expires in June 2020.

The Group’s leasing contracts for company cars usually run for 3–4 years.

Note 11 Exchange gains/losses, net

SEK million	2015	2014	2013
Finance income/costs (see Note 12)	–16	–34	–42

Total	–16	–34	–42

Note 12 Finance income and finance costs

SEK million	2015		2014		2013
Finance income
Interest	37		8		22

Total finance income	37		8		22

Finance costs
Interest	–1,067		–591		–456
Exchange losses (see Note 11)	–16		–34		–42
Costs of raising loans	–115	1)	–192		–43
Interest—pensions	–57		–50		—
Other finance costs	–197	1)	–46	2)	–26

Total finance costs	–1,452		–913		–567

1)	Including expenses of SEK 219 million related to redemption of the bond loan absorbed in conjunction with the acquisition of Rottapharm, which was repaid in late April 2015.
2)	Including transactional tax of SEK 36 million for the acquisition of the shares in Rottapharm.

Note 13 Tax

SEK million	2015	2014	2013
Current tax expense
Current tax for the year	–1,039	–462	–450
Current tax attributable to prior years	236	–8	26

Total	–803	–470	–424

Deferred tax expense
Deferred tax (see Note 17)	691	290	226

Total	–112	–180	–198

Tax expense constituted 8.6% (30.9;19.8) of profit before tax. The difference between the recognized tax expense and the consolidated profit before tax calculated using the Swedish tax rate of 22.0% (22.0; 22.0) is illustrated in the table below. The tax expense was positively impacted by SEK 359 million due to restructuring costs and other items affecting comparability and the use of a non-capitalized loss carry forward in Germany. The Group’s tax expense was SEK 471 million (351; 198), corresponding to a tax rate of 23.5% (22.9; 19.8).

SEK million	2015	2014	2013
Reconciliation of effective tax
Profit before tax	1,304	582	1,003
Tax as per applicable tax rate for parent company, %	22.0	22.0	22.0
Effect of other tax rates for foreign -subsidiaries, %	–3.7	–6.6	–3.7
Internal restructuring of subsidiaries, %	–0.3	3.6	—
Other non-deductible expenses, %	5.5	3.6	3.6
Effect of changed tax rates, %	0.7	1.9	0.0
Tax attributable to prior years, %	–15.6	6.4	–2.1
Recognized effective tax, %	8.6	30.9	19.8

Note 14 Earnings per share

Basic earnings per share

	2015	2014	2013
Profit attributable to parent company-shareholders, SEK million	1,176	399	807
Average no. of shares (thousands)	365,467	323,397	313,672
No. of shares in calculation of basic -earnings per share (thousands)	365,467	323,397	313,672
Basic earnings per share (SEK)	3.22	1.23	2.57

Diluted earnings per share

	2015	2014	2013
Profit attributable to parent company-shareholders, SEK million	1,176	399	807
Average no. of shares (thousands)	365,467	323,397	313,672
No. of shares in calculation of diluted -earnings per share (thousands)	365,467	323,397	313,672
Diluted earnings per share (SEK)	3.22	1.23	2.57

Basic and diluted earnings per share

Calculation of earnings per share was based on net profit for the year after tax attributable to parent company shareholders in relation to a weighted -average number of outstanding shares totaling 365,467,371 (323,396,680; 313,671,718). For 2013 and 2014, the number of shares has been adjusted to consider the bonus issue element in the 2014 new share issue. There are no potential diluted ordinary shares.

Note 15 Tangible assets

	2015
SEK million	Buildings and land	Machinery/plant	Equipment and- installations	Construction in progress	Total
Opening cost of acquisition	994	1,367	722	113	3,196
Investments	8	80	48	84	220
Sales/disposals	–16	–26	–69	—	–111
Divested operation	–40	–320	–19	–1	–380
Reclassification	31	91	–38	–129	–45
Translation difference	–8	–8	6	–1	–11
Closing cost of acquisition	969	1,184	650	66	2,869
Opening depreciation	–363	–649	–492	—	–1,504
Year’s depreciation	–31	–116	–64	—	–211
Sales/disposals	15	24	65	—	104
Divested operation	21	204	16	—	241
Reclassification	–3	4	13	—	14
Translation difference	–1	1	–9	—	–9
Closing depreciation	–362	–532	–471	—	–1,365
Carrying amount at year-end	607	652	179	66	1,504
Depreciation per function:
Cost of sales	–18	–105	–16	—	–139
Selling expenses	—	—	–7	—	–7
Medicine and business - development expenses	–1	—	–3	—	–4
Administrative expenses	–12	–11	–38	—	–61

Total	–31	–116	–64	—	–211

	2014
SEK million	Buildings and land	Machinery/plant	Equipment and- installations	Construction in progress	Total
Opening cost of acquisition	691	826	561	92	2,170
Investments	11	42	22	41	116
Sales/disposals	–45	–34	–54	—	–133
Acquired operation	262	382	115	73	832
Reclassification	11	69	20	–100	0
Translation difference	64	82	58	7	211
Closing cost of acquisition	994	1,367	722	113	3,196
Opening depreciation	–319	–564	–439	—	–1,322
Year’s depreciation	–23	–63	–47	—	–133
Sales/disposals	7	26	41	—	74
Translation difference	–28	–48	–47	—	–123
Closing depreciation	–363	–649	–492	—	–1,504
Carrying amount at year- end	631	718	230	113	1,692
Depreciation per function:
Cost of sales	–10	–53	–15	—	–78
Selling expenses	—	—	–6	—	–6
Medicine and business - development expenses	–1	–1	–6	—	–8
Administrative expenses	–12	–9	–20	—	–41

Total	–23	–63	–47	—	–133

	2013
SEK million	Buildings and land	Machinery/plant	Equipment and- installations	Construction in progress	Total
Opening cost of acquisition	663	797	534	55	2,049
Investments	12	31	25	68	136
Sales/disposals	—	–50	–9	—	–59
Reclassification	1	28	3	–32	0
Translation difference	15	20	8	1	44
Closing cost of acquisition	691	826	561	92	2,170
Opening depreciation	–298	–550	–406	—	–1,254
Year’s depreciation	–16	–48	–36	—	–100
Sales/disposals	—	50	9	—	59
Reclassification	—	–1	1	—	0
Translation difference	–5	–15	–7	—	–27
Closing depreciation	–319	–564	–439	—	–1,322
Carrying amount at year-end	372	262	122	92	848
Depreciation per function:
Cost of sales	–8	–37	–10	—	–55
Selling expenses	—	—	–6	—	–6
Medicine and business -development expenses	–1	–1	–3	—	–5
Administrative expenses	–7	–10	–17	—	–34

Total	–16	–48	–36	—	–100

Finance leases

The Group’s property, plant, and equipment include objects held via finance leases as follows:

SEK million	2015	2014	2013
Opening cost of acquisition	33	50	91
Sales/disposals	—	—	–41
Acquired operation	—	33	—
Divested operation	–32	—	—
Reclassification	—	–50	—
Translation difference	0	0	0
Closing cost of acquisition	1	33	50
Opening depreciation	–1	–25	–56
Year’s depreciation	–4	–3	–10
Sales/disposals	—	—	41
Divested operation	4	—	—
Reclassification	—	27	—
Translation difference	0	0	0
Closing depreciation	–1	–1	–25
Carrying amount at year-end	0	32	25

Future minimum lease payments have these due dates:

	Nominal values			Present values
SEK million	2015	2014	2013	2015	2014	2013
0–1 year	0	5	2	0	5	2
1–5 years	—	17	—	—	17	—

Total	0	22	2	0	22	2

Note 16 Intangible assets

	2015
SEK million	Goodwill	Product rights	Other assets1)	Total
Opening cost of acquisition	25,352	40,083	232	65,667
Investments	47	59	20	126
Sales/disposals	—	–6	–14	–20
Divested operation	—	–511	–7	–518
Reclassification	—	–1	46	45
Translation difference	125	98	–9	214
Closing cost of acquisition	25,524	39,722	268	65,514
Opening amortization	—	–14,715	–154	–14,869
Amortization for the year	—	–3,040	–33	–3,073
Sales/disposals	—	5	7	12
Divested operation	—	42	4	46
Reclassification	—	—	–14	–14
Translation difference	—	–145	7	–138
Closing amortization	—	–17,853	–183	–18,036
Carrying amount at year-end	25,524	21,869	85	47,478

Amortization per function:
Cost of sales	—	—	–8	–8
Selling expenses	—	—	–4	–4
Medicine and business development expenses	—	–3,040	–5	–3,045
Administrative expenses	—	—	–16	–16

Total	—	–3,040	–33	–3,073

1)	Mainly refer to software.

	2014
SEK million	Goodwill	Product rights	Other assets1)	Total
Opening cost of acquisition	13,971	27,352	171	41,494
Investments	—	12	26	38
Sales/disposals	—	—	–1	–1
Acquired operation	9,758	11,077	20	20,855
Divested operation	–	–96	—	–96
Translation difference	1,623	1,738	16	3,377
Closing cost of acquisition	25,352	40,083	232	65,667
Opening amortization	—	–11,710	–118	–11,828
Amortization for the year	—	–2,348	–22	–2,370
Sales/disposals	—	—	1	1
Divested operation	—	26	—	26
Translation difference	—	–683	–15	–698
Closing amortization	—	–14,715	–154	–14,869
Carrying amount at year-end	25,352	25,368	78	50,798

Amortization per function:
Cost of sales	—	—	–1	–1
Selling expenses	—	—	–4	–4
Medicine and business development expenses	—	–2,348	–5	–2,353
Administrative expenses	—	—	–12	–12

Total	—	–2,348	–22	–2,370

1)	Mainly refer to software.

	2013
SEK million	Goodwill	Product rights	Other assets1)	Total
Opening cost of acquisition	13,809	26,167	144	40,120
Investments	—	236	25	261
Sales/disposals	—	–12	—	–12
Acquired operation	—	782	—	782
Translation difference	162	179	2	343
Closing cost of acquisition	13,971	27,352	171	41,494
Opening amortization	—	–9,604	–97	–9,701
Amortization for the year	—	–2,067	–19	–2,086
Sales/disposals	—	12	—	12
Translation difference	—	–51	–2	–53
Closing amortization	—	–11,710	–118	–11,828
Carrying amount at year-end	13,971	15,642	53	29,666

Amortization per function:
Cost of sales	—	—	–3	–3
Selling expenses	—	—	–3	–3
Medicine and business development expenses	—	–2,067	–4	–2,071
Administrative expenses	—	—	–9	–9

Total	—	–2,067	–19	–2,086

1)	Mainly refer to software.

Specification of major-product rights, SEK million	2015	Rate of amortization, years	Remaining amortization, years
Dona	2,727	15	13.8
Elidel	1,654	15	10.2
3M-products	1,472	15	6.0
Saugella	950	15	13.8
Valeant products	848	15	7.7
Alaven products	818	15	9.7
Recip products	787	15	6.9
Antula products	738	25	20.3
Treo	629	25	20.8
Jazz	537	15	11.9
Other	10,709	10–25	8.1

Total	21,869

Impairment testing of goodwill

The next table shows the carrying amount for goodwill distributed per cashgenerating unit (CGU). Goodwill was tested for impairment regarding the US (acquisitions of MedPointe and Alaven), the Nordics (acquisitions of Recip and Antula), Western Europe excluding Nordics (acquisitions of Viatris, 3M, Valeant and Rottapharm) and Emerging Markets (acquisition of Rottapharm).

SEK million	2015	2014	2013
US	5,997	5,497	4,564
Nordics	2,108	2,113	2,110
Western Europe excluding Nordics	12,653	12,888	7,297
Emerging Markets	4,766	4,854	—
Total	25,524	25,352	13,971

The recoverable amounts of the CGUs are based on value in use. These calculations originate from estimated cash flows based on management approved financial budgets and cover a four-year period. Management established the financial budgets based on previous results, experience and expectations of market trend.

The budgets are based on growth rate, gross margin and discount rate. The growth rate includes assumptions about product launches of existing products in new markets, price developments, sales volumes and competing products’ estimated development, while gross margin includes assumptions about sales and cost of sales.

Cash flow beyond the four-year period has been assumed to have annual growth of 2%. This anticipated growth rate is a moderate assumption in relation to estimated long-term growth rate for the total market. According to IMS (IMS Health Market Prognosis, September 2015), the global pharmaceutical market is expected to increase by an average of 4–7% annually during the 2016–2020 period.

Average budgeted gross margin, growth rate beyond the four-year period and discount rate before tax used in the calculation of value in use are shown in the table below:

2015, Parameter, %	US	Nordics	Western Europe excluding Nordics	Emerging Markets
Average budgeted gross margin	75	58	62	62
Growth rate beyond the four-year period	2	2	2	2
Discount rate, before tax	13	11	12	12
2014, Parameter, %
Average budgeted gross margin	77	58	61	61
Growth rate beyond the four-year period	2	2	2	2
Discount rate, before tax	13	11	12	12
2013, Parameter, %
Average budgeted gross margin	78	57	60	—
Growth rate beyond the four-year period	2	2	2	—
Discount rate, before tax	13	11	12	—

Meda estimates that the applied discount rate is conservative because the weighted average cost of capital is lower than the discount rate. As the recoverable amount for the tested entities exceeds the carrying amount, no impairment loss was recognized.

Meda performed sensitivity analyses on the parameters growth rate, gross margin and discount rate and states that there are good margins in the calculations for the Nordic region, Western Europe and Emerging Markets. For US, the recoverable amount exceeds its carrying amount with SEK 740 million at December 31,

2015. The recoverable amount would equal its carrying amount if the growth rate beyond the four-year period decreased from 2% to 0.6%. Meda has assessed that reasonable change to the other parameters would not cause the carrying amount to exceed its recoverable amount. In the long-term, Meda’s ability to generate future deals constitutes a key factor in justifying recognized goodwill.

Note 17 Deferred tax

Amounts referring to deferred tax assets and deferred tax liabilities on the balance sheet include:

SEK million	2015	2014	2013
Deferred tax assets:
Deferred tax assets to be used after 12 months	892	842	362
Deferred tax assets to be used within 12 months	920	798	556

Total	1,812	1,640	918

Deferred tax liabilities:
Deferred tax liabilities payable after 12 months	4,198	4,759	1,919
Deferred tax liabilities payable within 12 months	510	519	292

Total	4,708	5,278	2,211

Carry-forward of unused tax losses:

At year-end 2015, the Group reported deferred tax assets attributable to carry-forwards of unused tax losses of SEK 137 million, mainly related to Portugal, Spain, Sweden and USA. The tax base of loss carry—forwards not accounted for is SEK 50 million, mainly attributable to Spain and Portugal. The decision not to account for the loss carry-forwards is based on the uncertainty to be able to use them. Deferred tax assets and tax liabilities on the balance sheet refer to the following:

	2015			2014			2013
SEK million	Receivables	Liabilities	Net	Receivables	Liabilities	Net	Receivables	Liabilities	Net
Intangible non-current assets	109	4,268	-4,159	107	4,829	-4,722	72	1,558	-1,486
Property, plant, and equipment	3	60	-57	49	85	-36	4	64	-60
Stock (inventories)	420	5	415	296	5	291	260	5	255
Accrued expenses	698	72	626	526	23	503	317	125	192
Loss carry-forwards	137	0	137	190	0	190	84	0	84
Pensions	474	8	466	494	7	487	204	5	199
Untaxed reserves	0	333	-333	0	369	-369	0	492	-492
Other	15	6	9	20	2	18	18	3	15
Deferred tax assets and tax liabilities	1,856	4,752	-2,896	1,682	5,320	-3,638	959	2,252	-1,293
Offsetting of assets and liabilities	-44	-44	0	-42	-42	0	-41	-41	0
Tax assets and tax liabilities, net	1,812	4,708	-2,896	1,640	5,278	-3,638	918	2,211	-1,293

Change regarding deferred taxes:

SEK million	Intangible non-current assets	Property, plant, and equipment	Stock (inven- tories)	Accrued expenses	Loss carry- forwards	Pensions	Un- taxed reserves	Other	Total
January 1, 2013	–1,634	–67	252	56	12	278	–510	7	–1,606
Translation difference	–7	–1	1	3	0	–8	0	2	–10
Acquired operation	8	0	0	3	77	0	0	2	90
Recognition in income statement	147	8	2	57	–5	–5	18	4	226
Tax recognized in other - comprehensive income	0	0	0	73	0	–66	0	0	7
December 31, 2013	–1,486	–60	255	192	84	199	–492	15	–1,293
January 1, 2014	–1,486	–60	255	192	84	199	–492	15	–1,293
Translation difference	–200	0	6	29	14	6	0	–2	–147
Acquired operation	–3,250	11	36	47	88	146	0	5	–2,919
Recognition in income statement	214	13	–6	–47	4	–12	123	1	290
Tax recognized in other - comprehensive income	0	0	0	283	0	149	0	0	432
December 31, 2014	–4,722	–36	291	503	190	487	–369	18	–3,638
January 1, 2015	–4,722	–36	291	503	190	487	–369	18	–3,638
Translation difference	20	–2	–2	16	–33	–6	0	–1	–8
Divested operation	145	11	0	0	0	0	0	0	156
Recognition in income statement	398	–30	126	192	–20	–4	36	–8	691
Tax recognized in other - comprehensive income	0	0	0	–86	0	–11	0	0	–97
December 31, 2015	–4,159	–57	415	626	137	466	–333	9	–2,896

Note 18 Available-for-sale financial assets

SEK million	2015	2014	2013
Carrying amount at start of the year	45	5	5
Acquired operation	—	31	—
Reclassification at acquisition of asset	—	–1	—
Purchase	0	2	—
Disposal	–12	—	—
Revaluation transferred to other - comprehensive income	–10	7	—
Translation difference	0	1	0
Carrying amount at year-end	23	45	5

The financial assets are not due for payment or in need of impairment. Available-for-sale financial assets include the following:

SEK million	2015	2014	2013
Funds—US	16	26	—
Listed interest bearing securities—Austria	6	18	4
Unlisted shares—Norway	—	—	1
Other	1	1	—

Total	23	45	5

Available-for-sale financial assets are expressed in the following currencies:

SEK million	2015	2014	2013
USD	16	26	—
EUR	7	19	5

Total	23	45	5

Note 19 Business combinations and divestments

Acquisition of Rottapharm

On July 31, 2014, Meda announced that an agreement has been entered into to acquire the Italian specialty pharma company Rottapharm S.p.A. The acquisition was completed on October 10, 2014. The acquisition of Rottapharm boosts Meda’s earnings profile by contributing a strong brand portfolio within consumer healthcare and increasing the company’s presence on Emerging Markets by roughly 50%. The acquisition is expected to lead to annual cost synergies of approximately SEK 900 million.

The purchase price amounted to SEK 17,654 million and consisted of SEK 12,309 million in cash after deduction of net debt in Rottapharm, 30 million Meda shares at a value, at the time of concluding the transaction, corresponding to SEK 2,976 million, and an unconditional deferred payment of EUR 275 million, which does not carry interest and matures in January 2017, and has therefore been measured at fair value through discounting at the present value. The fair value at the time of concluding the transaction amounted to SEK 2,369 million. Transaction costs attributable to the acquisition total SEK 157 million of which SEK 36 million corresponds to transaction tax on the acquired shares. SEK 121 million of the transaction costs is recognized under medicine and business development expenses and SEK 36 million is recognized under finance expense in the income statement.

Rottapharm contributed with net sales of SEK 1,533 million and an operating result of SEK 409 million in the fourth quarter. The operating result is adjusted for amortizations of SEK 162 million related to adjustments of product rights to fair value and restructuring costs of SEK 485 million, which is the part of the restructuring costs charged to Rottapharm. If Rottapharm had been consolidated from January 1, 2014, net sales for Meda would amount to SEK 18,705 million and operating result to SEK 2,207 million, excluding restructuring costs and other items affecting comparability of SEK 710 million.

Preliminary data on acquired net assets and goodwill follows. At present Meda is analyzing the final values of acquired net assets and uncertainties in recognized values is mainly related to deferred tax and final valuation of intangible assets. Material changes to recognized values are not expected.

There are no material changes to the value of below acquired net assets since October 10, 2014.

SEK million
Purchase price	17,654
Non-controlling interests	–18
Fair value of net assets	–7,878
Goodwill	9,758

Goodwill is mainly attributable to:

•	Anticipated annual cost synergies, which are expected to derive from overlapping resources within sales and marketing, administration, and research and development.

•	Extended operations on Emerging Markets with increased opportunity to establish Medas products on new geographical markets

•	Economies of scale and efficiencies within purchase, manufacturing and distribution.

None of the recognized goodwill is expected to be tax deductible.

SEK million	Fair value
Product rights	11,036
Deferred tax assets	374
Other non-current assets	904
Inventories	969
Other receivables	1,729
Cash and cash equivalents	3,416
Borrowings	–5,491
Deferred tax liabilities	–3,293
Pension obligations	–858
Other non-current liabilities	–147
Other current liabilities	–761
Acquired net assets	7,878
Goodwill	9,758
Purchase value	17,636
Purchase price, cash	–12,309
Of which outstanding purchase consideration, paid January 2, 2015	149
Cash and cash equivalents in acquired entities	3,416
Change in Group cash and cash equivalents at acquisition	–8,744

Fair value of the 30 million Meda shares issued as part of the consideration paid was based on the published average share price for the period 9—10 of October 2014. The fair value of other receivables is SEK 1,729 million and includes trade receivables with a fair value of SEK 1,281 million. The recognized trade receivables are expected to be recovered in full.

Divestments

Euromed: In December 2015, Meda divested the Euromed manufacturing unit in Spain. The selling price was SEK 762 million. The divestment resulted in a gain of SEK 22 million which has been recognized as other income.

Joint venture Hungary: In January 2015, Meda divested the joint venture in Hungary which was included in the Rottapharm acquisition in 2014. The divestment resulted in a loss of SEK 4 million which has been recognized as medicine and development expenses.

Joint venture Valeant: In April 2014, Meda reached an agreement with Valeant to terminate the joint ventures in Canada, Mexico and Australia. The divestment resulted in a gain of SEK 42 million which has been recognized as other income.

The divested net assets and the impact on the Group’s cash flow are presented in the table below.

SEK million	2015	2014	2013
Divested net assets
Tangible assets	139	—	—
Intangible assets	472	—	—
Inventories	252	8	—
Other assets	138	43	—
Deferred tax liabilities	–156	—	—
Other liabilities	–114	–111	—
Divested net assets	731	–60	—
Cash received	762	7	—
Less transaction costs	–16	—	—
Less cash and cash equivalents in divested entities	–51	–32	—
Impact on the Group’s cash and cash equivalents	695	–25	—

Note 20 Inventories

SEK million	2015	2014	2013
Raw materials	740	866	388
Work in progress	134	191	90
Finished goods and goods for resale	2,002	1,931	1,504

Total	2,876	2,988	1,982

The cost of sales item contains expenditure for inventories recognized as an expense amounting to SEK 5,812 million (5,081; 4,336). Other income statement items contain expenditure for inventories recognized as an expense of SEK 0 million (0; 0).

Impairment of inventories in the Group totaled SEK 176 million (84; 174) during the year.

Note 21 Trade receivables

SEK million	2015	2014	2013
Trade receivables	4,396	4,227	2,173
Provision for bad debts	-101	-76	-22

Total	4,295	4,151	2,151

Other non-current receivables include trade receivables of SEK 156 million (190; 0) which are due during 2017. The fair value of trade receivables corresponds to the carrying amount.

On December 31, 2015, the Group’s trade receivables, excluding those that were past due and those impaired, were SEK 3,819 million (3,729; 1,854).

On December 31, 2015, past due but not impaired trade receivables amounted to SEK 574 million (368; 282). Their aging analysis:

SEK million	2015	2014	2013
< 3 months	349	257	199
3—6 months	109	32	28
> 6 months	116	79	55

Total	574	368	282

On December 31, 2015, the Group recognized trade receivables that were impaired amounting to SEK 189 million (131; 37). The provision for bad debts totaled SEK 101 million (76; 22).

Changes in the provision for bad debts:

SEK million	2015	2014	2013
On January 1	76	22	19
Additional provision for bad debts	68	91	16
Receivables written off during the year as non-recoverable	–29	–29	–12
Reversed unused amounts	–8	–5	–2
Translation difference	–6	–3	1
Carrying amount at year-end	101	76	22

Note 22 Derivatives, financial assets and financial liabilities

Currency forward contracts

On December 31, 2015, the Group’s open forward foreign exchange -contracts had terms of up to three months. The table below shows classification by currency.

Assets

Currency pairs	Exchange rate	Nominal amount, SEK million	Fair value, SEK million
EUR/SEK	8.9578	4,031	103
RUB/SEK	0.124	220	21
Other			25

Total			149

Liabilities

Currency pairs	Exchange rate	Nominal amount, SEK million	Fair value, SEK million
EUR/SEK	9.1331	7,137	43
EUR/USD	1.07	1,516	27
USD/SEK	8.079	2,852	127
Other			4

Total			201

Fair value of financial assets and liabilities

The following table comprises the consolidated financial assets and liabilities that are measured at fair value.

Interest rate swaps and currency forward contracts are reported as level 2 and used for the purpose of hedging. Fair value measurement for interest rate swaps is calculated by discounting with observable market data. -Measurement of fair value for currency forward contracts is based on published forward prices.

Available-for-sale financial assets are primarily recognized at level 1 and 2. Level 1 consists of listed interest-bearing securities. Fair value -measurement is based on quoted prices on an active market. Level 2 mainly consists of funds where fair value measurement is based on observable market data. Embedded derivatives which were linked to the bond loan repaid in late April 2015 were expensed in Q1 2015.

Group derivatives are covered by right of set-off between assets and -liabilities with the same counterparty. Offsetting of assets and liabilities has not been applied. Derivatives recognized as assets and liabilities are -presented in the table below.

No transfers have been made between level 1 and level 2 during the year.

The maximum exposure to credit risk at the end of the reporting period is the fair value of the derivatives that are recognized as assets in the -balance sheet.

	2015		2014		2013
SEK million	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Assets
Currency forward contracts	—	149	—	208	—	49
Embedded derivatives	—	—	25	—	—	—
Available-for-sale financial assets	6	17	18	27	4	1

Total	6	166	43	235	4	50

Liabilities
Interest rate swaps1)	—	23	—	22	—	33
Currency forward contracts	—	201	—	284	—	113

Total	—	224	—	306	—	146

1)	Cash flow hedging.

The following table comprises the fair value of financial assets and liabilities by valuation category compared with their carrying amounts.

2015 SEK million	Loans and - receivables		Assets at fair value through profit and loss	Derivatives used for hedging	Available-for- sale financial assets	Total	Fair value
Available-for-sale financial assets	—		—	—	23	23	23
Derivatives	—		131	18	—	149	149
Trade receivables and other receivables	4,582	1)	—	—	—	4,582	4,582
Cash and cash equivalents	1,612		—	—	—	1,612	1,612

Total	6,194		131	18	23	6,366	6,366

2015 SEK million	Liabilities at fair value through profit and loss	Derivatives used for hedging	Other financial - liabilities		Total	Fair value
Borrowings	—	—	24,862		24,862	24,838
Unconditional deferred payment	—	—	2,458		2,458	2,458
Trade payables	—	—	1,696		1,696	1,696
Derivatives	169	55	—		224	224
Other liabilities	—	—	987	2)	987	987

Total	169	55	30,003		30,227	30,203

2014 SEK million	Loans and - receivables		Assets at fair value through profit and loss	Derivatives used for hedging	Available-for- sale financial assets	Total	Fair value
Available-for-sale financial assets	—		—	—	45	45	45
Derivatives	—		211	22	—	233	233
Trade receivables and other receivables	4,665	1)	—	—	—	4,665	4,665
Cash and cash equivalents	2,311		—	—	—	2,311	2,311

Total	6,976		211	22	45	7,254	7,254

2014 SEK million	Liabilities at fair value through profit and loss	Derivatives used for hedging	Other financial - liabilities		Total	Fair value
Borrowings	—	—	28,208		28,208	28,254
Unconditional deferred payment	—	—	2,447		2,447	2,447
Trade payables	—	—	1,542		1,542	1,542
Derivatives	226	80	—		306	306
Other liabilities	—	—	1,238	2)	1,238	1,238

Total	226	80	32,984		33,741	33,787

1)	Consists of the Group’s trade receivables, parts of other non-current receivables and parts of other short-term receivables.
2)	Consists of the parts of the Group’s other short-term liabilities and accrued expenses.

2013 SEK million	Loans and - receivables		Assets at fair value through profit and loss	Derivatives used for hedging	Available-for- sale financial assets	Total	Fair value
Available-for-sale financial assets	—		—	—	5	5	5
Derivatives	—		46	3	—	49	49
Trade receivables and other receivables	2,224	1)	—	—	—	2,224	2,224
Cash and cash equivalents	178		—	—	—	178	178

Total	2,402		46	3	5	2,456	2,456

2013 SEK million	Liabilities at fair value through profit and loss	Derivatives used for hedging	Other financial - liabilities		Total	Fair value
Borrowings	—	—	14,096		14,096	14,138
Trade payables	—	—	1,542		1,542	1,542
Derivatives	83	63	—		146	146
Other liabilities	—	—	819	2)	819	819

Total	83	63	16,457		16,603	16,645

1)	Consists of the Group’s trade receivables, parts of other non-current receivables and parts of other short-term receivables.
2)	Consists of parts of the Group’s other short-term liabilities and accrued expenses.

Meda’s financial instruments attribute to level 1 and 2 and fair value by level is as follows:

	2015			2014				2013
SEK million	Level 1	Level 2	Total	Level 1		Level 2	Total	Level 1	Level 2	Total
Financial assets	6	6,360	6,366	43		7,211	7,254	4	2,452	2,456
Financial liabilities	—	30,203	30,203	3,973	1)	29,814	33,787	—	15,986	15,986

1)	See Note 25.

Note 23 Cash and cash equivalents

SEK million	2015	2014	2013
Cash and bank balances	1,612	2,311	178

Total	1,612	2,311	178

Note 24 Equity

Share capital and other contributed capital

No. of shares, share capital and premiums increased since 2013 as follows:

SEK million (except for no. of shares)	No. of shares	Share capital	Other contributed capital
2013
January 1, 2013	302,243,065	302	8,865
December 31, 2013	302,243,065	302	8,865

2014
January 1, 2014	302,243,065	302	8,865
Non-cash issue, net after tax	30,000,000	30	2,942
New share issue, net after tax	33,224,306	33	1,981
December 31, 2014	365,467,371	365	13,788

2015
January 1, 2015	365,467,371	365	13,788
December 31, 2015	365,467,371	365	13,788

Dividend per share

At the AGM on April 14, 2016, a dividend of SEK 2.50 per share for a total of SEK 914 million will be proposed for 2015. Dividends for 2014 amounted to SEK 914 million (SEK 2.50 per share) and for 2013 SEK 756 million (SEK 2.41 per share, after adjustment with a factor of 1,0378 due to the bonus issue element in the rights issue in relation to the Rottapharm acquisition).

Other reserves, SEK million	Translation -difference	Hedging of net investment	Cash flow hedging	Defined benefit pension plans and similar plans	Available–for–sale financial assets	Total
January 1, 20131)	–1,318	763	–43	–178	—	–776
Translation difference	508	—	—	—	—	508
Earnings from hedging net investment	—	–355	—	—	—	–355
Tax on earnings from hedging net investment	—	78	—	—	—	78
Earnings from revaluation of derivatives -recognized in equity	—	—	22	—	—	22
Tax on earnings from revaluation of derivatives recognized in equity	—	—	–5	—	—	–5
Earnings from defined benefit pension plans and similar plans	—	—	—	179	—	179
Tax on earnings from defined benefit pension plans and similar plans	—	—	—	–66	—	–66
December 31, 2013	–810	486	–26	–65	—	–415
January 1, 2014	–810	486	–26	–65	—	–415
Translation difference	2,118	—	—	—	—	2,118
Translation difference transferred to the income statement	–11	—	—	—	—	–11
Earnings from hedging net investment	—	–1,300	—	—	—	–1,300
Tax on earnings from hedging net investment	—	286	—	—	—	286
Earnings from revaluation of derivatives -recognized in equity	—	—	11	—	—	11
Tax on earnings from revaluation of derivatives recognized in equity	—	—	–2	—	—	–2
Earnings from defined benefit pension plans and similar plans	—	—	—	–441	—	–441
Tax on earnings from defined benefit pension plans and similar plans	—	—	—	149	—	149
Earnings from available-for-sale financial assets	—	—	—	—	7	7
Tax on earnings from available-for-sale financial assets	—	—	—	—	–1	–1
December 31, 2014	1,297	–528	–17	–357	6	401
January 1, 2015	1,297	–528	–17	–357	6	401
Translation difference	–376	—	—	—	—	–376
Translation difference transferred to the income statement	–3	—	—	—	—	–3
Earnings from hedging net investment	—	395	—	—	—	395
Tax on earnings from hedging net investment	—	–87	—	—	—	–87
Earnings from revaluation of derivatives -recognized in equity	—	—	–1	—	—	–1
Tax on earnings from revaluation of derivatives recognized in equity	—	—	0	—	—	0
Earnings from defined benefit pension plans and similar plans	—	—	—	66	—	66
Tax on earnings from defined benefit pension plans and similar plans	—	—	—	–11	—	–11
Earnings from available-for-sale financial assets	—	—	—	—	–10	–10
Tax on earnings from available-for-sale financial assets	—	—	—	—	1	1
December 31, 2015	918	–220	–18	–302	–3	375

1)	Recalculated on the basis of revised IAS 19.

Note 25 Borrowings

SEK million	2015	2014	2013
Long-term borrowing
Bank loans	21,150	21,190	6,295
Bond loans	1,350	5,611	1,497
Finance leases (see Note 15)	0	16	0
Other	7	—	—

Total	22,507	26,817	7,792

Short-term borrowing
Bank loans	623	574	1,444
Bond loans	400	500	4,266
Commercial papers	1,331	182	593
Finance leases (see Note 15)	0	5	2
Factoring	1	130	—

Total	2,355	1,391	6,304

Total borrowings	24,862	28,208	14,096

Fair value	2015	2014	2013
Level1	—	3,973	—
Level 2	24,838	24,281	14,138

Total	24,838	28,254	14,138

Fair value deviates from the carrying amount on the Group’s bond loans which are recognized in level 2 for 2015. Fair value measurement is based on observable market data on the OTC market. For 2014, level 1 consists of the bond loan of EUR 400 million which was absorbed in conjunction with the acquisition of Rottapharm and redeemed in late April 2015.

Maturities for long-term borrowing:	2015	2014	2013
Payable within 1–2 years	2,580	973	3,807
Payable within 2–5 years	19,927	21,985	3,985
Payable after 5 years	—	3,859	—

Total	22,507	26,817	7,792

Carrying amounts in SEK million, by currency, for the Group’s -borrowing:	2015	2014	2013
EUR	14,834	18,237	—
USD	5,149	5,005	7,287
SEK	4,879	4,966	6,809

Total	24,862	28,208	14,096

Unused credits:	2015	2014	2013
Unused unconfirmed credits	700	700	700
Unused confirmed credits	5,227	5,505	8,001

Note 26 Post-employment benefits

SEK million	2015	2014	2013
Present value of funded obligations	1,262	1,248	942
Fair value of plan assets	–869	–854	–688
Deficit of the funded plans	393	393	254
Present value of unfunded obligations	1,862	2,021	846
Net	2,255	2,415	1,100

SEK million	2015	2014	2013
Recognized as assets1)	18	15	7
Recognized as liabilities	2,273	2,430	1,107
Net	2,255	2,415	1,100

1)	Plans with a net surplus, i.e. plans where assets exceed the defined benefit obligations, are recognized as other non—current receivables.

Changes in fair value of plan assets during the year	2015	2014	2013
At year’s start	854	688	679
Interest income	34	32	25
Remeasurements
Return on plan assets, excluding amounts included in interest income	–35	36	27
Contributions
Employers	48	58	45
Payments from plan
Benefit payments	–57	–44	–43
Settlements	–36	–38	–40
Exchange differences	61	122	–5
At year-end	869	854	688

Changes in present value of the obligations during the year	2015	2014	2013
At year’s start	3,269	1,788	1,963
Costs for service in current year	30	17	19
Costs for service in prior years	—	—	1
Interest expense	87	79	65
Remeasurements
Gain (-)/loss from change in demographic assumptions	–16	37	2
Gain (-)/loss from change in financial assumptions	–98	382	–159
Experience gains (-)/losses	–16	–5	7
Payments from plan
Benefit payments	–133	–102	–77
Settlements	–36	–38	–40
Acquired operation	—	858	—
Exchange differences	37	253	7
At year-end	3,124	3,269	1,788

The defined benefit obligation and plan assets are composed by country as follows in the table below.

2015 SEK million	Germany	US	Sweden	UK	Other	Total
Present value of obligation	1,652	1,011	102	193	166	3,124
Fair value of plan assets	—	–613	—	–209	–47	–869
Net	1,652	398	102	–16	119	2,255

2014 SEK million	Germany	US	Sweden	UK	Other	Total
Present value of obligation	1,789	997	104	189	190	3,269
Fair value of plan assets	—	–606	—	–203	–45	–854
Net	1,789	391	104	–14	145	2,415

2013 SEK million	Germany	US	Sweden	UK	Other	Total
Present value of obligation	686	747	81	143	131	1,788
Fair value of plan assets	—	–495	—	–149	–44	688
Net	686	252	81	–6	87	1,100

Germany

In Germany, Meda has unfunded defined benefit pension plans. These plans are closed to new members, and new employees are offered a defined contribution solution instead. The defined benefit pension plans are based on the final salary and give employees covered by the plan benefits in the form of a percentage of salary upon retirement. The level of benefits also depends on the employee’s period of service. Withdrawals for pensions are made for payouts to the retirees with vested pension. The pension payouts for the German plans are adjusted based on the consumer price index. The plans cover 2,477 people, whereof 549 were active employees on December 31, 2015.

One of the pension plans in Germany, which was partially financed by the employer and partially by the employees, was discontinued on December 31, 2004 and is secured by Bayer Pensionskasse. Meda is according to German law (Gesetz zur Verbesserung der betrieblichen Altersversorgung) liable to cover any future pension increase. The plan is a defined benefit plan that encompasses several employers. Meda recognizes this plan as a defined contribution plan since the Group has not had access to information that would enable this plan to be recognized as a defined benefit plan. Meda will not pay any premiums to Bayer Pensionskasse for 2016. Meda’s share of the total number of active participants in the plan as of December 31, 2015 was 0.2% (0.3; 0.4).

US

The defined benefit pension plan in the US is a tax-qualified plan that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) minimum funding standards. The plan includes 1,821 persons whereof 104 are active employees as of December 31, 2015.

The members defined benefit are based on their compensation and service with the Company. The plan is closed since January 31, 2003 and there are no benefit accruals after that date. Thus, service and compensation with the Company earned after January 31, 2003 are not taken into account for benefit accrual purposes, but such service is taken into account for purposes of determining eligibility for early retirement benefits. A cost of living adjustment is done on the benefit payments for certain members of the plan who were hired before April 1, 1977. No cost of living adjustment is required on the portion of the benefit earned after September 30, 1980.

The defined benefit pension plan in the US reports a deficit of SEK 398 million (391; 252) as of December 2015. Meda is obliged to fund the plan according to the rules of the Pension Protection Act of 2006 in the US and subsequent amendments under HATFA and the Bipartisan Budget Act of 2015, which generally require contributions to the plan on a yearly basis so that the deficit is funded within 7 years. Any gains or losses to the plan assets will also affect the level of future contributions. Contributions in 2016 are estimated to SEK 58 million. The contribution is calculated on a yearly basis by an external actuary.

The trust fund of the defined benefit pension plan in the US is actively monitored by an investment committee and by SEI Investments (SEI). The board of Meda Pharmaceuticals Inc. has appointed an investment committee which consists of employees of the company. The committee works with SEI to determine investing decisions and allocation of funds. This work is abided by an investment policy, which is determined by the board of Meda Pharmaceuticals Inc., and the SEI investment management agreement. The investments are determined within an asset-liability matching framework to achieve a long-term investment that is in line with the obligations under the pension plan. The company’s overall objective is to improve the funded status of the plan. The investment committee together with SEI actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. The company has not changed the processes used to manage its risks from previous years. As the investments are well diversified, a decline in any single investment would not have a significant impact on the total value of the assets.

Sweden

Meda has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market.

The defined benefit plan, known as ITP 2, for employees born in 1978 or earlier. The retirement pension in the ITP 2 plan is a defined benefit obligation handled by Meda and administered and secured by PRI Pensionsgaranti which also provides credit insurance. Obligations for family pension and disability pension for salaried employees is secured through insurance with Alecta. As per UFR 3 (statement issued by the Swedish Financial Reporting Board) this is a multi-employer benefit-based plan. For the 2015 financial year, the Group did not have access to information that would enable this plan to be recognized as a defined benefit plan. These benefits as per ITP 2, secured through Alecta insurance, are therefore recognized as a defined contribution plan. Premiums for the defined benefit survivor’s pension plan is calculated on an individual basis and based, among other things, on salary, previously vested pension and the assumed remaining service period. The expected premiums for 2016 for ITP 2 plans with Alecta amount to SEK 7 million (6; 2). Meda’s share of the total contributions to the plan amounts to 0.003% (0.003; 0.002) and Meda’s share of the total number of active participants is 0.018% (0.017; 0.013). At the end of 2015, Alecta’s surplus (in the form of the collective consolidation level) was 153% (143; 148). The defined benefit ITP plan is a pension plan based on final salary and gives employees covered by the plan benefits in the form of a percentage of salary upon retirement. The level of the benefit also depends on the employee’s period of service. The plans are unfunded and withdrawals for pensions are made for the payouts to the retirees with vested pension. The pension payouts from the plan are not adjusted based on the consumer price index. The plan covers 332 people, 87 of whom were active employees as of December 31, 2015.

The defined contribution plan, known as ITP 1, for employees born in 1979 or later. The defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

UK

The defined benefit pension plan in the UK is a funded plan and has been closed to new members since January 1, 2007, and there are no benefit accruals after that date. New employees are currently offered a retirement solution through a defined contribution plan. The defined benefit pension plan includes 163 persons whereof none are active employees as of December 31, 2015.

The plan is a final salary pension plan, which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided also depends on members’ length of service. The pension payment in UK is on a yearly basis adjusted with 3% for some of the plan members. For other members of the plan the pension payments are adjusted for inflation.

The defined benefit pension plan in UK reports a surplus of SEK 16 million as of December 2015. Meda makes yearly contributions to the plan to ensure that the plan does not report a deficit. Any changes on the value of the plan assets may affect the yearly contribution to the plan. Contributions in 2016 are estimated to SEK 6 million. The contribution is monitored and calculated by an external actuary on a regular basis.

The funded pension plan in UK is administrated by Legal & General Investment Management Limited (LGIM). The administration is regulated by an investment management agreement. The agreement includes targets related to return on plan assets of which an investment strategy is suggested for Meda Pharmaceuticals Ltd. Investment decisions are handled by trustees, ENTs (Entity Nominated Trustees), which according to British law is designated by Meda Pharmaceuticals Ltd. The investments are determined within an asset-liability matching strategy to achieve a long-term investment that is in line with the obligations under the pension plan. The company’s objective is to match assets to the pension obligations by investing in long term fixed interest securities with maturities that match the benefit payment as they fall due. The trustees and LGIM actively monitor how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. The company has not changed the processes used to manage its risks from previous years. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets.

Other

Recognized liabilities for other pension plans as of December 31, 2015 amounted to SEK 120 million (145; 88). Other pension obligations are mainly related to France, Austria and Italy.

The significant actuarial assumptions are presented in the table below:

(weighted average, %)	2015	2014	2013
Discount rate	2.6	2.3	3.6
Future salary increase	2.2	2.2	2.2
Future pension increase	1.6	1.6	1.3

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory. These assumptions translate into an average life expectancy in years for a person retiring at age 65.

(weighted average, %)	2015	2014	2013
Retiring at the end of the reporting period (age 65 years)
Male	19.5	20.1	20.2
Female	23.0	23.4	23.3

Retiring 25 years after the end of the reporting period (age 40 years)
Male	19.5	19.7	19.4
Female	23.5	23.5	22.7

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions are:1)

SEK million	2015	Discount rate		Future salary increase		Future pension increase		Life expectancy
		+0.5%	–0.5%	+0.5%	–0.5%	+0.5%	–0.5%	+1 year	–1 year
Present value of funded - obligations	1,262	1,205	1,323	1,264	1,261	1,273	1,254	1,283	1,242
Fair value of assets	–869	–869	–869	–869	–869	–869	–869	–869	–869
Present value of unfunded - obligations	1,862	1,734	2,007	1,877	1,847	1,981	1,753	1,947	1,768

Net	2,255	2,070	2,461	2,272	2,239	2,385	2,138	2,361	2,141

1)	The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (projected unit method) has been applied as when calculating the pension liability.

Plan assets in the Group, which are mainly attributable to US and UK, are comprised as presented in the table below.

	Quoted	2015 Unquoted	Total	%	Quoted	2014 Unquoted	Total	%	Quoted	2013 Unquoted	Total	%
Equity instruments
US	292	51	343	40	305	—	305	36	219	—	219	32
UK	43	—	43	5	42	—	42	5	30	—	30	4
Debt instruments
US	171	17	188	22	180	—	180	21	133	—	133	19
UK	166	—	166	19	161	—	161	19	119	—	119	17
Property
US	—	82	82	9	—	66	66	8	—	27	27	4
Other
US	—	—	—	—	7	48	55	6	23	93	116	17
Other countries	24	23	47	5	23	22	45	5	44	0	44	7

Total	696	173	869	100	718	136	854	100	567	121	688	100

Contributions to the Group’s defined benefit pension and healthcare plans for the 2016 financial year are expected to amount to SEK 145 million. The weighted average maturity for the pension obligations is 13 years.

The maturities for expected undiscounted payouts for post-employment pension are listed below.

Maturity	Undiscounted payouts, SEK million
Within 1 year	145
Between 1–2 years	158
Between 2–5 years	512
More than 5 years	3,912

Total	4,727

Risks

Through its defined post-employment defined benefit pension and healthcare plans, the Group is exposed to a number of risks. The most significant risks are described below.

Type of risk
Volatility in assets

The largest portion of the Group’s plan assets are in the US and the UK. The plan liabilities are calculated using a discount rate based on corporate bonds. If the plan assets do not achieve returns corresponding to the level of the discount rate, a deficit will arise.

The US and UK plans contain equities. Although, over the long-term, the return is expected to exceed the interest on corporate bonds, the equities are associated with volatility and risk in the short-term. As the plans approach maturity, Meda intends to reduce the level of investment risk by increasing investments in assets that better match the liability.

Bond yield changes	A significant part of the Group’s plans is unfunded and located in Germany where the discount rate is based on corporate bonds. A reduction in the interest on corporate bonds results in an increase in plan liabilities. In the US, the pension plans are funded and any increase in the liability as a result of a decrease in interest on corporate bonds is to some extent compensated for by an increase in the value of the corporate bond holding.

Type of risk
Inflation	In the countries where the Group has pension obligations that are linked to inflation, higher inflation in those countries would lead to higher pension liabilities. The plan assets in the US and the UK are either not affected by (fixed interest on bonds) or slightly correlated with (equities) inflation, which means that an increase in inflation will increase the deficit in these plans.

Life expectancy assumptions	In most of the pension plans, individuals covered by the plans will receive life-long benefits, and accordingly, higher life expectancy assumptions result in higher pension liabilities.

Note 27 Other non-current liabilities

SEK million	2015	2014	2013
Unconditional deferred payment	2,458	2,447	—
Other non-current liabilities	16	17	32

Total	2,474	2,464	32

The purchase price for Rottapharm includes an unconditional deferred payment of EUR 275 million which carries no interest and matures in January 2017. This is measured at fair value by discounting to present value using an interest rate of 2.6%. Interest cost for the period, since the acquisition, which is recognized under financial expenses amounts to SEK 65 million (14; -).

Note 28 Other provisions

SEK million	Returns	Personnel	Restructuring	Legal - disputes	Other	Total
January 1, 2015	513	141	620	73	148	1,495
Additional provisions	488	76	273	213	30	1,080
Utilized during the year	–300	–35	–561	–30	–37	–963
Reversed unused amounts	–141	–12	–72	–2	–73	–300
Translation difference	37	8	–6	—	–6	33
December 31, 2015	597	178	254	254	62	1,345

SEK million	2015	2014	2013
Non-current provisions	337	375	209
Current provisions	1,008	1,120	396

Total	1,345	1,495	605

Expected outflow date, SEK million	Non-current provisions
In 2–3 years	118
In 4–5 years	62
After 5 years	157

Total	337

Provisions for returns

The provision for returns mainly comprises reserves for products that Meda is obliged to buy back from the customer a short time before or after their expiry date.

Provisions for personnel

SEK 94 million (89; 70) of provisions for personnel relates to health benefits in the US after terminated employment which are unfunded. Accounting method, assumptions and number of evaluation points are similar to those used for defined benefit pension plans. The plans are closed and no actively employed are covered by the plan. The actuarial loss for 2015 amounted to SEK 2 million and interest expenses to SEK 4 million. Benefits paid from the plans amounted to SEK 9 million. Expected fees for 2016 amount to SEK 6 million. Weighted average maturity for the plans amount to 9 years.

The principal actuarial assumptions are the discount rate and long-term increase in the cost of healthcare which as of December 31, 2015 amounted to 4.25% (3.75; 4.5) and 4.0% (4.0; 5.0). A change in the discount rate of +/– 0.25% decrease / increase the liability with SEK +/– 2 million. A change in the long-term increase in the cost of healthcare by +/– 0.25% increase / decrease the obligation of SEK +/– 1 million.

Other personnel related provisions are mainly related to provisions for terminated contracts in Germany and Italy.

Provisions for legal disputes

SEK 189 million of the provision refers to a provision for an ongoing legal dispute in the US related to the product Reglan, which is expected to be closed during the third quarter 2016. See Note 29 for more information.

Individual assessment of ongoing disputes occurs continually.

Provisions for restructuring

The provision for restructuring amounted to SEK 254 million (620; 14) whereof SEK 249 million is related to Rottapharm. Costs for restructuring during the year relating to the integration of Rottapharm were SEK 291 million (631; -). SEK –8 million is recognized under cost of sales, SEK 227 million under selling expenses, SEK 25 million under medicine and business development expenses and SEK 47 million under administrative expenses in the income statement. The costs are mainly related to personnel expenses. SEK 196 million of the restructuring provision will be paid in 2016.

Other provisions

Other provisions include, for example, excise duties, sales commissions and provisions for ongoing tax audits.

Note 29 Contingent liabilities

Pledged collateral, SEK million	2015	2014	2013
Commitments
Guarantees	31	32	32

•	In-licensing of the global rights to Edluar may lead to milestone payments totaling USD 60 million when defined sales targets are reached.

•	The acquisition of the European rights to the substance sotiromod may lead to milestone payments of USD 10 million when defined development stages are reached.

•	The agreement with Ethypharm for the rights to the ketoprofen–omeprazole combination may lead to milestone payments of EUR 5 million upon registration and when defined sales targets are reached.

•	In-licensing of OraDisc A for the European market may lead to milestone payments of EUR 4.8 million.

•	The agreement with Cipla to expand the geographic territory for Dymista and the product development partnership may lead to milestone payments of USD 35 million when defined development stages are reached and upon the launch of new products.

•	The acquisition of ZpearPoint may lead to milestone payments of NOK 40 million when defined development stages and sales targets are reached for the product EB24.

•	The in-licensed rights to Betadine from Mundipharma will expire on December 31, 2017. With this counterparty, Meda has a binding option to acquire an eternal license for the rights to Betadine under certain conditions. The parties have entered into negotiations on future rights to the product.

•	The maximum additional purchase consideration for other product rights is around SEK 74 million.

•	In conjunction with the acquisition of Carter-Wallace in 2001, Meda Pharmaceuticals Inc. (previously MedPointe Inc.) took over certain environment-related obligations. In 1982, US Environmental Protection Agency (EPA) stated that Carter-Wallace, along with more than 200 other companies, were potentially responsible for waste placed at the Lone Pine Landfill waste disposal facility. In 1989 and 1991, without admitting responsibility, Carter-Wallace and 122 other companies entered into an agreement with the EPA to decontaminate Lone Pine. The process is ongoing. The provision for decontamination costs amounted to USD 2.0 million as of December 31, 2015.

•	In conjunction with the purchase of Alaven Pharmaceuticals in 2010, Meda Pharmaceuticals Inc. assumed responsibility for ongoing US product liability cases involving the product Reglan (metoclopramide). Presently, there are slightly less than 3,300 cases in which the company is named as one of multiple defendants, with most of the cases in Philadelphia, San Francisco and New Brunswick. In general, the cases involve plaintiffs that took Reglan for long periods of time to control gastric stasis and gastroesophageal reflux and developed the side effect tardive dyskinesia, which is characterized by repetitive, involuntary muscle movements, generally of the face and extremities. Even though the Reglan labeling since 1986 has warned against the side effect if the product was taken for more than 12 weeks, the plaintiffs allege that the warning was not prominent enough. While Meda believes it has meritorious defenses to these claims, in order to avoid the expense and distraction of litigation, Meda has entered into a confidential settlement agreement which establishes a framework to resolve all of the claims. Meda has recognized a provision of USD 25 million in the third quarter 2015 whereof USD 2.5 million was paid in the fourth quarter 2015. The settlement is subject to sufficient participation by the plaintiffs as determined in Meda’s sole discretion.

•	From time to time, Meda is involved in legal disputes that are common in the pharmaceutical industry. Although it is not possible to issue any -guarantees about the outcome of these disputes, on the basis of Group management’s present and fundamental judgment, we do not anticipate that they will have any materially negative impact on Meda’s financial -position. This standpoint may change over time.

Note 30 Cash flow

Adjustments for items not included in cash flow

SEK million	2015	2014	2013
Operating activities:
Depreciation of property, plant, and equipment	211	133	100
Amortization of intangible assets	3,073	2,370	2,086
Bank charges1)	115	186	25
Other	–26	–21	35

Total	3,373	2,668	2,246

1)	Bank charges taken to income during the year.

Note 31 Transactions with related parties

Fidim S.r.l. owns 33,016,286 shares in Meda AB, corresponding to 9.0% of the total number of shares. Fidim S.r.l. received 30,000,000 MEDA shares as part of the purchase price for Meda’s acquisition of Rottapharm. Luca Rovati is a board member of Meda since November 2014 and partner in Fidim S.r.l.

To Meda related parties:
Fidim S.r.l.	Board member Luca Rovati holds shares in Fidim S.r.l.

RRL Immobiliare SpA	Fidim S.r.l. owns RRL Immobiliare SpA. Luca Rovati is a board member of RRL Immobiliare SpA

Rottapharm Biotech S.r.l.	Fidim S.r.l. owns Rottapharm Biotech S.r.l.

Demi–Monde S.r.l.	Demi-Monde S.r.l. is owned by related party to board member Luca Rovati

Day Spa S.r.l.	Day Spa S.r.l. is owned by related party to board member Luca Rovati

Johan & Levi S.r.l.	Johan & Levi S.r.l. is owned by related party to board member Luca Rovati

Transactions with related parties:

Sales of goods and services and other sales, SEK million
Rottapharm Biotech S.r.l.	4.1	Refers to sales of services
Other related parties	0.2

Purchases of goods and services, SEK million
RRL Immobiliare SpA	28.1	Refers to rental of office and factory space
Rottapharm Biotech S.r.l.	6.8	Refers to purchases of research and development services

Balances as per December 31, 2015, SEK million
	Receivables		Liabilities
Fidim S.r.l.	12.1	1)	—
RRL Immobiliare SpA	5.4		9.2
Rottapharm Biotech S.r.l.	0.8		0.4
Other related parties	0.1		0.3

1)	Refers to tax related expenses which have been re-charged to Fidim S.r.l.

All transactions between related parties are based on market conditions and negotiations have taken place on an arm’s length basis.

Remuneration to senior executives is described in Note 8. No other related party transactions occurred in 2015.

APPENDIX I

OPINION OF SEB CORPORATE FINANCE, SKANDINAVISKA ENSKILDA BANKEN AB

To the Board of Directors of Meda Aktiebolag (publ)

The Board of Directors of Meda Aktiebolag (publ) (“Meda”) (the “Board”) has requested the opinion of SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB Corporate Finance”) as to the fairness, from a financial point of view, to the shareholders of Meda of the offer consideration per Meda share (the “Offer Consideration”) proposed to be received by such shareholders pursuant to a public offer (the “Offer”) by Mylan N.V. (“Mylan”), comprised of cash and Mylan shares, subject to adjustment, proration and allocation (as to which SEB Corporate Finance expresses no opinion), which Offer is planned to be announced on February 10, 2016.

As described to SEB Corporate Finance by the management of Meda, pursuant to the terms of the Offer, the total implied value of the Offer Consideration may not be less than SEK 152 (the “Floor Value”). For purposes of its analyses and this opinion, SEB Corporate Finance has assumed, with the Board’s consent, that the Offer Consideration will have a total implied value per Meda share equal to the Floor Value.

In connection with the presentation of this opinion, SEB Corporate Finance has, inter alia, reviewed a draft, provided to SEB Corporate Finance on February 9, 2016, of the Offer press release (including the terms and conditions of the Offer set out therein), certain publicly available and other business and financial information relating to Meda (including annual reports for the financial years 2013 and 2014 and the interim report for the first nine months of 2015 and certain reports prepared by equity analysts) as well as certain financial forecasts and other information and data which were provided to or discussed with SEB Corporate Finance by the management of Meda and that Meda has directed SEB Corporate Finance to utilize for the purposes of its analyses (including extrapolations based on certain alternative assumptions provided by the management of Meda). In addition, SEB Corporate Finance has held discussions with the Chairman of the Board of Meda and senior members of the management of Meda concerning the businesses, operations, financial position and prospects of Meda.

SEB Corporate Finance has performed discounted cash flow analyses and “Leveraged Buy-Out” analyses of Meda. Furthermore, SEB Corporate Finance has considered certain financial and stock exchange related information regarding Meda in comparison with certain other companies with similar operations and other transactions that SEB Corporate Finance considered relevant in evaluating Meda and the Offer. SEB Corporate Finance also has reviewed the share price development and trading activity in Meda shares on Nasdaq Stockholm and has performed such other analyses and studies as SEB Corporate Finance has deemed appropriate as a basis for this opinion.

Given that the Offer Consideration only consists of up to 20 percent of newly issued Mylan shares, and since the share portion of the Offer Consideration is dependent on the Mylan share price immediately before the Offer Consideration will be paid, SEB Corporate Finance’s mandate does not include financial analyses or an opinion relating to Mylan or the value of Mylan shares. SEB Corporate Finance has, however, reviewed certain publicly available business and financial information relating to Mylan (including certain reports prepared by equity analysts) for the purposes of this opinion. In addition, SEB has considered certain financial and stock exchange related information regarding Mylan in comparison with certain other companies with similar operations that SEB Corporate Finance considered relevant in evaluating Mylar. SEB Corporate Finance also has reviewed the share price development and trading activity in Mylan shares on the NASDAQ Global Select Stock Market.

Visiting address: Kungsträdgårdsgatan 8, Postal address: 106 40 Stockholm Switchboard: +46 771 62 10 00
www.sebgroup.com

SEB Corporate Finance has relied, without independent verification, upon the accuracy in all material aspects of all of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with SEB Corporate Finance and upon the assumption that no information of material importance to the evaluation of Meda’s future earnings capacity or for SEB Corporate Finance’s assessment in general has been omitted.

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with SEB Corporate Finance by the management of Meda, SEB Corporate Finance has been advised by such management, and SEB Corporate Finance has assumed, that such financial forecasts and other information and data (including extrapolations thereto) were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of Meda and the other matters covered thereby. With respect to the publicly available research analysts’ estimates relating to Meda reflected in such financial forecasts and other information and data and publicly available research analysts’ estimates relating to Mylan, SEB Corporate Finance has assumed that they reflect reasonable estimates and judgments as to, and are a reasonable basis upon which to evaluate, the future financial performance of Meda, Mylan and the other matters covered thereby. SEB Corporate Finance further has assumed that the financial results reflected in the financial forecasts and other information and data utilized in its analyses will be realized at the times and in the amounts projected. SEB Corporate Finance has assumed that any adjustments, prorations or allocations of the Offer Consideration would not be meaningful in any material respect to its analyses or this opinion.

SEB Corporate Finance has not conducted any due diligence in order to verify the accuracy of received or reviewed information, and has not made any independent evaluation or assessment of the assets and liabilities (contingent, off-balance sheet or otherwise) of Meda, Mylan or any other entity nor has made any physical inspection of the properties or assets of Meda, Mylan or any other entity. SEB Corporate Finance has assumed that the Offer will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Offer, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, will be imposed or occur that would be meaningful in any respect to SEB Corporate Finance’s analyses or this opinion. Representatives of Meda have advised SEB Corporate Finance, and SEB Corporate Finance has assumed, that the final terms and conditions of the Offer will not vary materially from those set forth in the draft of the Offer press release reviewed by SEB Corporate Finance. SEB Corporate Finance is not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and it has relied upon the assessments of representatives of Meda as to such matters.

This opinion does not address any terms (other than the Offer Consideration to the extent expressly specified herein) or other aspects or implications of the Offer, including, without limitation, the form or structure of the Offer, the form of the Offer Consideration or any terms, aspects or implications of any shareholders’, non-competition, non-solicitation, non-hire or non-disruption or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer or otherwise. SEB Corporate Finance’s assignment does not include expressing an opinion on the underlying business decision of Meda to effect the Offer, the relative merits of the Offer as compared to any alternative business strategies that might exist for Meda, including whether any other transaction would potentially be more favorable for the shareholders of Meda, or the effect of any other transaction in which Meda might engage. Furthermore, SEB Corporate Finance has not been asked by the Board to, and it did not, participate in the negotiation or structuring of the Offer or explore the possibility of any offer from another party as regards Meda or any part thereof. SEB Corporate Finance also expresses no view as to, and this opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer, or any class of such persons, relative to the Offer Consideration or otherwise.

SEB Corporate Finance’s opinion is based upon current market, economic, financial and other conditions as in effect on, and upon the information made available as of, the date hereof. Any change in such conditions or information may require a revaluation of this opinion. Although subsequent developments may affect this opinion, SEB Corporate Finance has no obligation to update, revise or reaffirm this opinion. This opinion does not include any assessment as to the actual value of Mylan shares when issued or the prices at which Meda shares, Mylan shares or any other securities will trade or otherwise be transferable at any time, including following announcement or consummation of the Offer.

Skandinaviska Enskilda Banken AB (“SEB”) is a leading bank in the Nordic market and offers Meda and other clients various financial services, including providing and arranging loans. Furthermore, SEB has operations within securities trading and brokerage, equity research and corporate finance. In the ordinary course of business within securities trading and brokerage, SEB or any of its affiliates may, at any point in time, hold long or short positions in, and may for its own or its clients’ accounts trade in, the shares and other securities issued by Meda or Mylan.

As a result of its position in the Nordic market, other parts of SEB, apart from SEB Corporate Finance, are at any point in time, engaged in business with Meda, and SEB Corporate Finance has provided, and may at any point in time provide, financial advice to Meda regarding other transactions. As the Board is aware, SEB, including SEB Corporate Finance, and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Meda and its affiliates unrelated to the proposed Offer, for which services SEB and its affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) lead manager for a rights issue of Meda and (ii) a lender under a credit facility of Meda. Although SEB and its affiliates had not provided investment banking, commercial banking and other similar financial services to Mylan during the past two years for which SEB or its affiliates received or expect to receive compensation, SEB and its affiliates may provide such services to Mylan and its affiliates in the future, for which services SEB and its affiliates would expect to receive compensation.

SEB Corporate Finance will receive a fixed fee for this opinion, irrespective of the outcome of the Offer. In addition, Meda has agreed to reimburse SEB Corporate Finance’s expenses and to indemnify SEB Corporate Finance against certain liabilities arising out of its engagement.

SEB Corporate Finance’s advisory services and this opinion are provided for the information of and assistance to the Board in connection with its consideration of the Offer and does not constitute a recommendation as to whether the shareholders of Meda should accept the Offer or how any such shareholder should act on any matters relating to the proposed Offer or otherwise.

Based upon the foregoing and such other matters that SEB Corporate Finance deems relevant, it is SEB Corporate Finance’s opinion that, as of the date hereof, the Offer Consideration to be received in the Offer by shareholders of Meda is fair, from a financial point of view, to such shareholders.

Stockholm, February 10, 2016

SEB Corporate Finance, Skandinaviska Enskilda Banken AB (publ)

APPENDIX II

PROFIT FORECAST

Mylan issued the following guidance (the “Guidance”) in a public statement on February 10, 2016 with its fourth quarter earnings release for fiscal year 2015:

“Adjusted diluted EPS* is expected to be in the range of $4.85 to $5.15.”

*Adjusted diluted EPS is a non-GAAP measure and is calculated as U.S. GAAP diluted earnings per share adjusted for certain items, including purchase accounting related amortization (primarily included in cost of sales); litigation settlements, net; interest expense, primarily non-cash accretion and certain other financing related costs; fair value adjustments of contingent consideration liability; clean energy investments pre-tax loss; acquisition related costs (primarily included in cost of sales and selling, general and administrative expense); certain milestone payments; restructuring and other special items included in: cost of sales, research and development expense, selling, general and administrative expense and other income (expense), net; and tax effect of the above items and other income tax related items.

Mylan’s public statement on February 10, 2016 also included a reconciliation of adjusted diluted EPS to U.S. GAAP diluted earnings per share which is expected to be in the range of $2.38 to $2.43 for the year ending December 31, 2016. For more information, including a quantitative reconciliation of the Guidance to projected U.S. GAAP diluted earnings per share for the year ending December 31, 2016, see Appendix III to this prospectus.

1.	Basis of preparation

The Guidance has been prepared on a basis consistent with the accounting policies adopted by Mylan which are in accordance with U.S. GAAP and those adopted in the preparation of the consolidated financial statements for the year ended December 31, 2015, and those expected to be adopted in the consolidated financial statements for the year ending December 31, 2016.

2.	Assumptions

The principal assumptions upon which the Guidance is based are set out below:

The assumptions that are within Mylan’s influence or control are:

•	No material future mergers and acquisitions opportunities, disposals, partnerships, or changes to Mylan’s existing capital structure other than from normal product licensing or acquisition arrangements.

•	There will be no material further restructurings.

•	The integration of, and the synergy realization with respect to, acquisitions proceeding as planned and not being more difficult, time-consuming or costly than expected.

The assumptions that are not within Mylan’s influence or control are:

•	There will be no material change in the ownership of and control of Mylan.

•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Mylan operates or trades which would materially affect Mylan’s business.

II-1

•	There will be no adverse outcome to any litigation or government investigation.

•	There will be no business interruptions that materially affect Mylan, its key customers or its key suppliers in any of its major markets.

•	There will be no material change to Mylan customers’ obligations or their ability or willingness to meet their obligations to Mylan from that currently anticipated by Mylan.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Mylan’s operations or its accounting policies.

•	The timing of entrance of product competition in 2016.

•	The timing of planned product launches in 2016.

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APPENDIX III

NON-GAAP FINANCIAL MEASURES

Overview

This prospectus includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including combined 2015 adjusted EBITDA, 2017 adjusted diluted EPS accretion attributable to the transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings, pro forma adjusted free cash flow and adjusted diluted EPS for the year ending December 31, 2016, are presented in order to supplement Meda shareholders’, investors’ and other readers’ understanding and assessment of the financial performance and financial condition of Mylan and, assuming the transaction will be completed, the Combined Company. Such non-GAAP financial measures can be divided into two categories, historical measures and forward-looking measures.

Historical non-GAAP financial measures are derived from the historical financial information of Mylan and Meda and include combined 2015 adjusted EBITDA. See below for a quantitative reconciliation of this historical non-GAAP and non-IFRS financial measure to its most directly comparable U.S. GAAP and IFRS measure.1

Forward-looking non-GAAP measures are derived from the projected future operating results and financial condition of Mylan or the Combined Company and include 2017 adjusted diluted EPS accretion attributable to the transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings, pro forma adjusted free cash flow and adjusted diluted EPS for the year ending December 31, 2016. Set forth below, Mylan has provided a quantitative reconciliation of adjusted diluted EPS for the year ended December 31, 2016 and, for the reasons indicated, qualitative reconciliations of 2017 adjusted diluted EPS accretion attributable to the transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings and pro forma adjusted free cash flow.

Mylan’s management uses, and if the transaction is completed, the management of the Combined Company will use, non-GAAP financial measures internally for forecasting, budgeting and measuring its operating performance. The Mylan Board also used (among other things) non-GAAP financial measures to evaluate the transaction. See “Background and Reasons for the Offer—Mylan’s Reasons for the Offer.”

Primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with U.S. GAAP. Mylan also believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to Mylan’s debt agreements is appropriate to provide additional information to investors to demonstrate Mylan’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess Mylan’s ability to incur additional indebtedness. Actual internal and forecasted operating results and annual budgets include adjusted earnings and adjusted diluted EPS, and the financial performance of Mylan is measured by senior management on this basis along with other performance metrics. Management’s annual incentive compensation is derived in part based on the adjusted diluted EPS and adjusted free cash flow metrics. Meda shareholders, investors and other readers are encouraged to review the related U.S. GAAP measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and Meda shareholders, investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. In addition, the non-GAAP financial measures should be read in conjunction with the historical financial information of Mylan and Meda included in and incorporated by reference into this

[1]	Combined Company figures represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as issued by the IASB and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda).

III-1

prospectus, the section of this prospectus entitled “Unaudited Pro Forma Financial Information” and the risks discussed in the sections of this prospectus entitled “Risk Factors Related to Mylan and the Offer,” “Risk Factors Related to Meda” and “Forward-Looking Statements.”

Reconciliations

Opportunity to Achieve $0.35 to $0.40 of Adjusted Diluted EPS Accretion in 2017

The stated forward-looking non-GAAP financial measure, opportunity to achieve $0.35 to $0.40 of adjusted diluted EPS accretion in 2017, is based on projected adjusted earnings in 2017 for both Mylan and Meda, a projection of operating synergies to be realized over such period and projected diluted Mylan Shares outstanding.

Because this forward-looking non-GAAP financial measure is derived from projections, to reconcile such measure to the most directly comparable U.S. GAAP measure, Mylan would need projections for the applicable periods or as of the applicable dates for such directly comparable U.S. GAAP measure. Because such stated opportunity was developed by Mylan on an adjusted basis, Mylan has not previously projected, for the applicable periods or as of the applicable dates, the most directly comparable U.S. GAAP measure for 2017 adjusted diluted EPS accretion attributable to the transaction. Furthermore, to develop such projections would require unreasonable efforts, due primarily to the difficulty of making accurate and detailed forecasts and projections of purchase accounting-related amounts, as acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. In addition, the historical financial statements of Meda are not prepared on a U.S. GAAP basis. Upon completion of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies, including conforming Meda’s accounting policies to U.S. GAAP. As a result, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (projected U.S. GAAP diluted EPS accretion (dilution) attributable to the transaction for 2017), as providing such a reconciliation would require unreasonable efforts.

Mylan does not currently have sufficient information to project the accretive or dilutive impact of the transaction on U.S. GAAP diluted EPS for 2017. The key factors that will impact whether the transaction is accretive or dilutive on a U.S. GAAP basis in 2017 include the positive impact of the realization of expected operating synergies on U.S. GAAP diluted EPS weighed against the negative impact of purchase accounting adjustments for the transaction, including transaction related costs, an expected increase in amortization due to the acquisition of intangible assets in the transaction and any increase in cost of goods sold related to the step-up in the book value of acquired inventory.

For a reconciliation of forecasted adjusted diluted EPS for the year ending December 2016 to U.S. GAAP diluted EPS, see “—Adjusted Diluted EPS Guidance for the Year Ending December 31, 2016” below.

Pro Forma Leverage of 3.8x Debt-to-Adjusted EBITDA at Close

The stated forward-looking non-GAAP financial measure, pro forma leverage at close of 3.8x debt-to-adjusted EBITDA, is based on the ratio of (i) pro forma debt at September 30, 2016, the assumed closing date of the transaction (which projection includes (x) debt projected to be incurred by Mylan in the transaction (including refinancing existing Meda debt at the principal amount outstanding), (y) the rollover of existing Mylan debt and (z) an estimate that Mylan will utilize a portion of its cash on hand in connection with the Offer, but does not take into account any additional acquisition or other transactional activities that Mylan may pursue) to (ii) pro forma LTM adjusted EBITDA at close (which projection includes projected LTM adjusted EBITDA at close for each of Mylan and Meda, plus a projection of operating synergies to be realized in 2016).

Because this forward-looking non-GAAP financial measure is derived from projections, to reconcile such measure to the most directly comparable U.S. GAAP measure, Mylan would need projections for the applicable periods or as of the applicable dates for such directly comparable U.S. GAAP measure. Because this measure

III-2

was developed by Mylan on an adjusted basis, Mylan has not previously projected, for the applicable periods or as of the applicable dates, the most directly comparable U.S. GAAP measure for pro forma debt to pro forma LTM adjusted EBITDA at close. Furthermore, to develop such projections would require unreasonable efforts, due primarily to the difficulty of estimating debt levels for both Mylan and Meda, uncertainty regarding the impact of other potential acquisition activity and the timing of closing, and the historical financial statements of Meda not being prepared on a U.S. GAAP basis. Upon completion of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies, including conforming Meda’s accounting policies to U.S. GAAP. As a result, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (pro forma U.S. GAAP debt to pro forma LTM U.S. GAAP net earnings attributable to Mylan N.V. at September 30, 2016), as providing such a reconciliation would require unreasonable efforts.

In addition, as EBITDA and Adjusted EBITDA are often used as proxies for estimated cash flow from operating activities, another important U.S. GAAP comparison to consider is U.S. GAAP combined cash flows from operations. For the reasons discussed, Mylan has not prepared projected U.S. GAAP operating cash flows. However, Mylan’s U.S. GAAP cash flow from operations plus Meda’s IFRS cash from operations on a 2015 combined basis would have been $2.4 billion.

Transaction Expected to be Immediately Accretive to Adjusted Earnings

The stated forward-looking non-GAAP financial measure, pro forma adjusted earnings, is based on projected adjusted earnings for both Mylan and Meda. Because Mylan did not quantify the amount of immediate expected accretion to adjusted earnings, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (U.S. GAAP net earnings attributable to Mylan N.V.).

As stated, the transaction is expected to be immediately accretive to Mylan adjusted earnings, with accretion to adjusted earnings increasing significantly after the first full year (2017) as synergies are realized. However, Mylan expects that the transaction will not be immediately accretive to U.S. GAAP net earnings attributable to Mylan N.V., primarily due to the expected negative impact on U.S. GAAP net earnings attributable to Mylan N.V. of purchase accounting adjustments for the transaction, including transaction related costs and an expected increase in amortization due to the acquisition of intangible assets in the transaction and an expected increase in cost of goods sold related to the step-up in the book value of acquired inventory.

Combined 2015 Adjusted EBITDA of Approximately $3.8 Billion

The stated historical non-GAAP financial measure, combined 2015 adjusted EBITDA, is based on the sum of (i) $3,012.1 million of 2015 adjusted EBITDA for Mylan and (ii) $764.9 million 2015 adjusted EBITDA for Meda (translated from SEK to USD at an exchange rate of 0.118). The stated measure represents an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as issued by the IASB and does not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda).

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Below is a reconciliation of Mylan’s contribution to the stated approximation of $3.8 billion in 2015 adjusted EBITDA for the Combined Company to the most directly comparable U.S. GAAP measure (U.S. GAAP net earnings attributable to Mylan N.V.) for the year ended December 31, 2015 (in millions):

Year Ended
December 31,
(Unaudited; in millions)	2015
U.S. GAAP net earnings attributable to Mylan N.V.	$847.6
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investments	105.2
Income taxes	67.7
Interest expense	339.4
Depreciation and amortization	1,032.1

EBITDA	$2,392.0
Add / (deduct) adjustments:
Share- based compensation expense	92.8
Litigation settlements, net	(97.4)
Restructuring & other special items	624.7

Adjusted EBITDA	$3,012.1

For a reconciliation of Meda’s contribution to the stated approximation of $3.8 billion in 2015 adjusted EBITDA for the Combined Company to the most directly comparable IFRS measure (Meda’s IFRS operating profit for 2015), see “Meda Management’s Discussion and Analysis of Financial Position and Results of Operations of Meda—Items Affecting Comparability.” All Meda’s contributions to Combined Company figures have been translated to USD at a SEK/USD exchange rate of 0.118.

Adjusted Diluted EPS Guidance for the Year Ending December 31, 2016

The reconciliation below is based on management’s estimate of adjusted net earnings and adjusted diluted EPS for the year ending December 31, 2016. Mylan expects certain known U.S. GAAP amounts for 2016, as presented in the reconciliation below. Other U.S. GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that Mylan currently cannot ascertain with sufficient certainty or are presently unknown. These U.S. GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data.

	Twelve Months Ended December 31, 2016
	Lower		Upper
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$1,235	$2.38	$1,290	$2.43
Purchase accounting related amortization	1,000		1,050
Interest expense	60		70
Pre-tax loss of clean energy investments	90		100
R&D milestone payments	100		125
Restructuring, acquisition and other special items	270		375
Tax effect of the above items and other income tax related items	(230)		(285)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$2,525	$4.85	$2,725	$5.15

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Significant Adjusted Free Cash Flows Generated by the Combined Company

The stated forward-looking non-GAAP financial measure, adjusted free cash flows, is based on projected adjusted free cash flows for both Mylan and Meda. Because Mylan did not quantify the amount of significant adjusted free cash flows to be generated by the Combined Company, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (U.S. GAAP net cash provided by operating activities). Based upon historical levels of operating cash flow for Mylan and Meda, the Combined Company is expected to generate significant U.S. GAAP net cash provided by operating activities.

Adjusted free cash flow is a non-GAAP measure calculated as U.S. GAAP net cash provided by operating activities, adjusted for certain items. The significant items excluded from adjusted free cash flow include net litigation settlements, certain financing costs, acquisition related costs, certain research and development, and income tax items, capital expenditures and proceeds from the sale of property, plant and equipment.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands.

Without prejudice to any indemnity to which such person may be contractually or otherwise entitled and to the fullest extent permitted by applicable Dutch law, as the same exists or may be amended (but, in the case of such amendment, only to the extent that such amendment permits Mylan to provide broader indemnification rights than such law permitted the Registrant to provide prior to such amendment), Mylan’s articles of association provide that Mylan will indemnify any director or officer who was, is, or becomes in his or her capacity as director or officer a party or witness or is or becomes threatened to be made a party or witness to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit, or proceeding in order to obtain information, against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him or her in connection with such action, suit, or proceeding.

Under Dutch law, indemnification generally will not be available to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch or other court of competent jurisdiction to be liable for intentional recklessness or willful misconduct in the performance of his or her duty to the Registrant unless such court determines that such person is fairly and reasonably entitled to such indemnification despite the adjudication of such liability, or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy. Also, no indemnification will be made available in respect of any claim brought by Mylan and for which the person is adjudged in a final and non-appealable judgment to be liable to Mylan unless the court or Mylan shall have determined that indemnification of some or all expenses incurred by such person is appropriate and permitted under applicable law.

Mylan also has entered into indemnification agreements with each of its directors and certain of its officers that provide them with substantially similar indemnification rights to those provided under Mylan’s articles of association.

Mylan’s articles of association also provide that Mylan may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties. Mylan currently maintains such a policy. The description of indemnity herein is merely a summary of the provisions in Mylan’s articles of association and other indemnification agreements, and such description shall not limit or alter the provisions in Mylan’s articles of association or other indemnification agreements.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)	The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania on April 11, 2016.

MYLAN N.V.,

by	/s/ PAUL B. CAMPBELL
	Name:	PAUL B. CAMPBELL
	Title:	Senior Vice President and Chief Accounting Officer

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mylan N.V. has duly caused this Registration Statement on Form S-4 to be signed by the following duly authorized representative in the United States:

MYLAN N.V.,

by	/s/ PAUL B. CAMPBELL
	Name:	PAUL B. CAMPBELL
	Title:	Senior Vice President and Chief Accounting Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, hereby constitutes and appoints Paul B. Campbell as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power of authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ HEATHER BRESCH	Chief Executive Officer and Executive Director	April 11, 2016
Heather Bresch	(Principal Executive Officer)

/s/ PAUL B. CAMPBELL	Senior Vice President and Chief Accounting Officer	April 11, 2016
Paul B. Campbell	(Principal Financial Officer and Principal Accounting Officer)*

/s/ ROBERT J. COURY	Executive Chairman and Non-Executive Director	April 11, 2016
Robert J. Coury

/s/ RODNEY L. PIATT	Vice Chairman, Lead Independent Director and Non-Executive Director	April 11, 2016
Rodney L. Piatt

/s/ WENDY CAMERON Wendy Cameron	Non-Executive Director	April 11, 2016

/s/ ROBERT J. CINDRICH Robert J. Cindrich	Non-Executive Director	April 11, 2016

/s/ JOELLEN LYONS DILLON JoEllen Lyons Dillon	Non-Executive Director	April 11, 2016

/s/ NEIL DIMICK Neil Dimick	Non-Executive Director	April 11, 2016

/s/ MELINA HIGGINS Melina Higgins	Non-Executive Director	April 11, 2016

/s/ DOUGLAS J. LEECH Douglas J. Leech	Non-Executive Director	April 11, 2016

/s/ RAJIV MALIK Rajiv Malik	President and Executive Director	April 11, 2016

/s/ JOSEPH C. MAROON, M.D. Joseph C. Maroon, M.D.	Non-Executive Director	April 11, 2016

/s/ MARK W. PARRISH Mark W. Parrish	Non-Executive Director	April 11, 2016

/s/ RANDALL L.VANDERVEEN, PH.D. Randall L. Vanderveen, Ph.D.	Non-Executive Director	April 11, 2016

*	Note: John D. Sheehan resigned as Chief Financial Officer and principal financial officer of Mylan N.V. effective as of April 1, 2016. Paul B. Campbell is the person performing a similar function to that of the principal financial officer as of the date of this Registration Statement.

EXHIBIT INDEX

Exhibit Number	Descriptions

2.1	Irrevocable Undertaking dated February 10, 2016, between Mylan N.V. and Stena Sessan Rederi AB, filed as Exhibit 2.1 to the Mylan N.V. Current Report on Form 8-K filed on February 17, 2016, and incorporated herein by reference.

2.2	Irrevocable Undertaking dated February 10, 2016, between Mylan N.V. and Fidim S.r.l, filed as Exhibit 2.2 to the Mylan N.V. Current Report on Form 8-K filed on February 17, 2016, and incorporated herein by reference.

2.3	Shareholder Agreement dated February 10, 2016, between Mylan N.V. and Stena Sessan Rederi AB, filed as Exhibit 2.3 to the Mylan N.V. Current Report on Form 8-K filed on February 17, 2016, and incorporated herein by reference.

2.4	Shareholder Agreement dated February 10, 2016, between Mylan N.V. and Fidim S.r.l, filed as Exhibit 2.4 to the Mylan N.V. Current Report on Form 8-K filed on February 17, 2016, and incorporated herein by reference.

3.1	Articles of Association of Mylan N.V., filed as Exhibit 3.1 to the Mylan N.V. Current Report on Form 8-K filed on February 27, 2015, and incorporated herein by reference.

5.1	Opinion of NautaDutilh N.V regarding the legality of the Mylan ordinary shares.

10.1	Bridge Credit Agreement dated as of February 10, 2016 among Mylan N.V., as borrower, Mylan Inc., as a guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time, filed as Exhibit 10.1 to the Mylan N.V. Current Report on Form 8-K filed on February 17, 2016, and incorporated herein by reference.

21.1	Subsidiaries of Mylan N.V., filed as Exhibit 21.1 to the Mylan N.V. Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 16, 2016, and incorporated herein by reference.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers AB, independent auditor.

23.3	Consent of NautaDutilh N.V. (included in the opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages hereto).

99.1	Consent of SEB Corporate Finance, Skandinaviska Enskilda Banken AB, financial advisor to Meda AB